Exhibit 99.5

As confidentially submitted to the Securities and Exchange Commission on December 5, 2012. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

QGOG Constellation S.A.

(Exact Name of Registrant as Specified in its Charter)

Luxembourg	1381	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

QGOG Constellation S.A.

40, avenue Monterey, L-2163

Luxembourg

+352 20 20 2401

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Donald Baker, Esq. Mark Bagnall, Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 Tel: (212) 819-8200 Fax: (212) 354-8113	Andrew B. Jánszky, Esq. Tobias Stirnberg, Esq. Milbank, Tweed, Hadley & McCloy LLP One Chase Manhattan Plaza New York, NY 10005 Tel: (212) 530-5000 Fax: (212) 530-5219

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant is an emerging growth company, as defined in Section 2(a) of the Securities Act. This registration statement complies with the requirements that apply to an issuer that is an emerging growth company.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common shares, no par value	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares to be sold upon exercise of the underwriters’ option. See “Underwriting.”

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 5, 2012

             Shares

QGOG Constellation S.A.

Common Shares

$        per common share

This is an initial public offering of our common shares. We are offering              common shares.

Prior to this offering, there has been no public market for our common shares. We expect the initial public offering price of our common shares to be between $         and $         per share. After the pricing of this offering, we expect that our common shares will trade on the New York Stock Exchange under the symbol “QGOG”.

We have granted the underwriters an option to purchase a maximum of              additional common shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act and, as such, may elect to comply with certain reduced U.S. public company reporting requirements.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 15 of this prospectus.

	Price to Public	Underwriting Discounts and Commissions(*)	Net Proceeds to Us
Public Offering Price per Common Share	$	$	$
Underwriting Discount	$	$	$
Proceeds, before expenses, to us	$	$	$

(*)	See “Underwriting” for further information.

Delivery of our common shares will be made on or about                     , 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan	BofA Merrill Lynch	Itaú BBA	Credit Suisse	Bradesco BBI

The date of this prospectus is                    , 2012

[Cover Artwork to Come]

The terms “our company,” “the issuer,” “we,” “our” or “us,” as used herein, refer to QGOG Constellation S.A. and its consolidated subsidiaries unless otherwise stated or indicated by context. The term “Constellation,” as used herein, refers to Constellation Overseas Ltd. unless otherwise stated or indicated by context.

Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. When you make a decision about whether to invest in our common shares, you should not rely upon any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our common shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy our common shares in any circumstances under which such offer or solicitation is unlawful.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We are a holding company organized under the laws of Luxembourg. We completed our corporate reorganization in August 2012. As part of our corporate reorganization, each shareholder of Constellation contributed its shares in Constellation to us in exchange for our issuance of our common shares to them in the same proportion that each such shareholder held in Constellation. Following this contribution, these shareholders transferred their common shares in us to our current shareholders, which in turn are controlled by the former shareholders of Constellation. See “Principal Shareholders” for further information. The contribution of the outstanding capital stock of Constellation to us was accounted for at its historical cost as this entity is under common management and control with us. As a result, we own all of the outstanding capital stock of Constellation.

For the purpose of this prospectus, we have included the following financial statements (included elsewhere in this prospectus):

•	our unaudited condensed consolidated interim financial information as of September 30, 2012 and for the three and nine-month periods ended September 30, 2012 and 2011; and

•	our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011.

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The functional currency of the issuer and most of its subsidiaries is the U.S. dollar. Our combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011 have been audited by our independent auditors, as set forth in their report included elsewhere in this prospectus.

Our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011 are derived from the combination of (1) the financial statements of Constellation for the corresponding periods, utilizing historical results of operations, assets and liabilities and (2) the historical financial information of QGOG Constellation as of December 31, 2011 and for the period from August 30, 2011 (the date of our incorporation) to December 31, 2011. These combined financial statements have been prepared considering that we and Constellation were under common management and control. Our audited combined financial statements as of December 31, 2011 and 2010, and for each of the three years ended December 31, 2011, have been restated to correct an error in our accounting policy related to the recognition of mobilization revenues and costs. As a result, we defer mobilization revenues and costs over the period that we charter and we provide operation services, which is consistent with the general pace of activity, level of services we provide, and dayrates we earn over the life of the related contract. For a discussion of this restatement and its related effects, see note 31 to our audited combined financial statements included elsewhere in this prospectus.

All references herein to “U.S. dollars,” “dollars” or “$” are to U.S. dollars. All references to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “€” are to the Euro.

Market Share and Other Information

The information on the market and the competitive position in our operating market used throughout this prospectus, including market forecasts, was obtained from market research, publicly available information and industry publications. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the following:

•	the Fearnley Proctor Group, or Fearnley;

•	the Brazilian National Agency of Water Transport (Agência Nacional de Transportes Aquaviários), or ANTAQ;

•	the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank;

•	the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE;

•	the International Monetary Fund, or the IMF;

•	Organization of the Petroleum Exporting Countries, or OPEC;

•	the Getulio Vargas Foundation (Fundação Getulio Vargas), or the FGV;

•	the Brazilian National Agency for Oil and Gas (Agência Nacional de Petróleo, Gás Natural, e Biocombustíveis), or the ANP;

•	Petróleo Brasileiro S.A.—Petrobras, or Petrobras;

•	the Brazilian National Environment Council (Conselho Nacional do Meio Ambiente), or the CONAMA;

•	the BP Statistical Review of World Energy; and

•	the World Bank.

The industry publications and surveys and forecasts from which we have derived this information generally state that the information contained therein has been obtained from sources believed to be reliable, and we are not aware of any misstatements regarding our market, industry or similar data presented herein. However, we have not independently verified such third party information. In addition, some data is also based on our good faith estimates and our management’s understanding of industry conditions. This data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

Backlog

Contract drilling backlog is calculated by multiplying the contracted operating dayrate by the firm contract period and adding any potential rig performance bonuses, which we have assumed will be paid to the maximum extent provided for in the respective contracts. Our calculation also assumes 100% uptime of our drilling rigs for the contract period; however, the amount of actual revenue earned and the actual periods during which revenues are earned may be different from the amounts and periods shown in the tables below due to various factors, including, but not limited to, stoppages for maintenance or upgrades, unplanned downtime, the learning curve related to commencement of operations of additional drilling units, weather conditions and other factors that may result in applicable dayrates lower than the full contractual operating dayrate. Contract drilling backlog includes revenues for mobilization and demobilization on a cash basis and assumes no contract extensions. However, our offshore rigs benefit from contracts that may be renewed for a period equivalent to the original contract term (subject to mutual consent of the parties), with the exception of our Alaskan Star and Atlantic Star rigs. Nevertheless, all of our contracts are subject to renewal through negotiation among the parties. In addition, in August 2012, we entered into the charter and corresponding service contracts of Urca, Bracuhy and Mangaratiba rigs, which have a 15-year term, renewable for an additional five-year period.

Our FPSO backlog is calculated for each FPSO by multiplying our percentage interest in the FPSO by the contracted operating dayrate by the firm contract period, in each case with respect to such FPSO. As a result, our backlog as of any particular date may not be indicative of our actual operating results for the periods for which the backlog is calculated.

As of September 30, 2012, we maintained a backlog of $10.9 billion for contract drilling and FPSO services. This backlog included: (1) an aggregate amount of $3,624.0 million from charter and service contracts (including management fees) that our special purpose companies (owned together with Sete Brasil S.A., or Sete Brasil) and

Queiroz Galvão Óleo e Gás S.A., or QGOG, respectively, entered into in August 2012 (relating to our 15% interest in these special purpose companies, each of which owns an ultra-deepwater semi-submersible rig: Urca, Bracuhy and Mangaratiba); (2) $1,907.7 million from the Amaralina Star and Laguna Star drillships in which we have a 55% interest, but with respect to which we will receive 100% of the charter and services revenues until the repayment in full of loans we have made to Alperton Capital Ltd., or Alperton (with a maximum term of 12 years) to fund its related equity contributions; and (3) $1,108.8 million from our 25.5% interest in a joint venture with SBM Holding Inc. S.A., or SBM Holding, related to our investment in FPSO Cidade de Ilhabela (assuming we exercise the option to increase our existing 12.75% interest by an additional 12.75% by 2014).

Rounding

We have made rounding adjustments to certain figures and percentages included in this prospectus. Accordingly, numerical figures presented as totals in some tables may not be an exact arithmetic aggregation of the figures that precede them.

Certain Definitions and Conventions

Definitions

Unless the context otherwise requires, in this prospectus references to:

•	“bbl” are to barrels;

•	“bblpd” are to barrels per day;

•

“boe” are to barrels of oil equivalent; one million boe is equivalent to approximately 5.35 billion cubic feet of natural gas, according to the conversion table from the 2012 BP Statistical Review of World Energy;

•	“boepd” are to barrels of oil equivalent per day;

•	“BOP” are to blowout preventers;

•	“CAGR” are to compounded annual growth rate;

•

“charters” are to the various contractual arrangements for the hiring of a unit covering both the rental of the unit itself, as provided under a charter contract, and the services required to operate the vessel, which are usually agreed upon under a separate service agreement;

•	“dayrates” are to daily fees earned by a unit, including, among others, the charter fees earned under a charter contract and the service fees earned under a service agreement;

•	“deepwater” are to water depths of approximately 3,000 feet to 7,499 feet;

•

“delivery date” are to (1) the date our offshore or onshore rig commenced or is expected to commence operations for the customer, (2) the date on which we acquired the offshore rig operating under an existing contract or (3) the date a FPSO produces or is expected to produce oil;

•	“drilling contracts” are to charter and service agreements entered into with customers.

•	“downtime” are to periods in which we do not earn a dayrate because there has been an interruption in activity due to, among other reasons, an operational mistake or equipment malfunction;

•	“DP” are to dynamically-positioned;

•	“E&P” are to exploration and production of hydrocarbons;

•

“FPSO” are to a floating production storage and offloading unit, a type of floating tank system used by the offshore oil and gas industry and designed to take all of the oil or gas produced from nearby platforms or templates, process it, and store it until the oil or gas can be offloaded onto a tanker or transported through a pipeline;

•	“foot” or “feet” are to a unit of length equal to 12 inches or 0.3048 of a meter;

•	“HP” are to horsepower;

•

“learning curve” are to the period during which an operator becomes more familiar with the equipment and progressively reduces downtime until a point is reached when there is no significant improvement;

•	“midwater” are to water depths up to and including approximately 2,999 feet;

•	“pre-salt” are to areas more than 13,120 feet below the seabed, under layers of rock and salt;

•	“QG S.A.” are to Queiroz Galvão S.A., the Brazilian holding company for the Queiroz Galvão Group;

•

“Queiroz Galvão Group” are to the Brazilian conglomerate with activities in heavy construction, energy, oil and gas, infrastructure, real estate, agriculture and steel. We are part of the Queiroz Galvão Group as the ultimate beneficial owners of our company from the Queiroz Galvão family are also the ultimate beneficial owners of QG S.A., the holding company for the Queiroz Galvão Group;

•

“Sete Brasil” are to a Brazilian investment company focused on offshore drilling assets, which is majority owned by certain Brazilian pension funds and Banco Bradesco, Banco Santander and Banco BTG Pactual;

•	“SS” are to semi-submersible, a specialized rig design;

•	“stacking” are to maintaining an offshore rig in a yard, shipyard or sheltered waters until it is awarded a new assignment;

•	“stacking period” are to the period in which stacking occurs;

•	“ultra-deepwater” are to water depths of approximately 7,500 feet or more;

•	“uptime” are to periods in which we earn a dayrate; and

•	“VFD” are to variable frequency drive.

Implications of Being an Emerging Growth Company

In April 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was signed into law in the United States. The JOBS Act contains provisions that, among other things, relax certain U.S. reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, unlike other U.S. public companies, we will not be required to (1) provide an independent auditor’s attestation report on the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, (2) comply with any new requirements that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory independent audit firm rotation or a supplement to the independent auditor’s report in which the independent auditor would be required to provide additional information about its audit and our financial statements or (3) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise.

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Although we will not be required to provide an independent auditor’s attestation report for so long as we are an emerging growth company, we are currently in the process of implementing the necessary internal controls and expect to have established such policies and procedures to provide this attestation report in our second annual report filed with the SEC.

Section 102 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period is irrevocable.

We may remain an emerging growth company for up to five years, although if during that five-year period (1) our annual gross revenue exceeds $1.0 billion during any fiscal year, (2) the aggregate amount of debt securities we issue during any three-year period exceeds $1.0 billion or (3) the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year, we would cease to be an emerging growth company as of the following December 31.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common shares. You should read the entire prospectus carefully, including the information presented under “Risk Factors” and our combined financial statements and notes to our combined financial statements, before making an investment decision.

Overview

We are a market leading Brazilian-controlled provider of offshore oil and gas contract drilling and FPSO services in Brazil. We are also one of the ten largest drilling companies globally, as measured by ultra-deepwater and deepwater drilling rigs in operation. We believe that our size and over 30 years of continuous operating experience in this industry provides us a competitive advantage in the Brazilian oil and gas market. In particular, we believe we are well positioned to benefit from the expected increase in ultra-deepwater drilling activity in Brazil, a market segment driven primarily by the recent discoveries of vast potential oil and gas reserves in the pre-salt layer offshore Brazil. We own and hold ownership interests in a fleet of state-of-the-art offshore and onshore drilling rigs and FPSOs, including eight ultra-deepwater rigs in operation, under mobilization or under construction. In 2011, we recorded net operating revenues of $586.3 million, a 2009-2011 annual net operating revenue CAGR of 93.5% and an EBITDA margin of 36.1%. For the nine-month period ended September 30, 2012, we recorded net operating revenues of $575.9 million and an EBITDA margin of 56.5%. We plan to continue our growth strategy through investments in additional premium ultra-deepwater drilling units and FPSOs. We are part of the Queiroz Galvão Group, which through QG S.A., the group’s Brazilian holding company, is one of the largest Brazilian conglomerates with $3.4 billion in consolidated gross revenues in 2011 and with a proven track record in heavy construction, energy, oil and gas, infrastructure, real estate, agriculture and steel. We have successfully capitalized on our market-leading position and industry expertise to accumulate a contract backlog of $10.9 billion as of September 30, 2012, a 136.6% increase from our contract backlog as of December 31, 2008.

We have a strong, long-term relationship with Petrobras, one of the world’s largest integrated oil and gas companies, which has been our principal client since we commenced operations in 1981. We believe that our long-term track record in Brazil and our relationship with Petrobras, together with our premium drilling assets, investments in FPSOs and affiliation with the Queiroz Galvão Group, will allow us to capture a significant share of the growing offshore services opportunity in Brazil.

Our Assets

Our assets consist of eight ultra-deepwater drilling rigs in operation, under mobilization or under construction, including three ultra-deepwater drilling rigs recently awarded by Petrobras to our strategic partner Sete Brasil, one deepwater drilling rig, two midwater drilling rigs, investments in four FPSOs and nine onshore drilling rigs. Our services subsidiary QGOG will be the sole operator of the rigs owned in partnership with Sete Brasil and will receive 100% of the services revenues from these rigs.

Offshore Drilling Rigs

Our offshore drilling assets are currently contracted to Petrobras under long-term contracts. The following table sets forth additional information with respect to each of our offshore drilling assets.

Rig	% Interest	Type	Water Depth (ft)	Delivery Date	Dayrate ($/day) (6)	Contract Expiration Date (7)
Ultra-deepwater:
Alpha Star	100%	DP; SS	9,000	July 2011	431,513	July 2017
Lone Star	100%	DP; SS	7,900	April 2011	349,212	March 2018
Gold Star	100%	DP; SS	9,000	February 2010	354,788	February 2015
Amaralina Star (1)	55%	DP drillship	10,000	September 2012	422,572	September 2018
Laguna Star (1)	55%	DP drillship	10,000	December 2012	422,572	November 2018
Urca (2)	15%	DP; SS	10,000	July 2016	566,757	July 2031

Bracuhy (2)	15%	DP; SS	10,000	January 2018	571,135	January 2033
Mangaratiba (2)	15%	DP; SS	10,000	May 2019	575,544	May 2034

Deepwater:
Olinda Star	100%	Moored; SS	3,600	August 2009(3)	292,297	August 2014

Midwater:
Alaskan Star	100%	Moored; SS	1,700	December 2010(4)	304,063	November 2016
Atlantic Star	100%	Moored; SS	2,000	February 2011(5)	292,368	July 2018

(1)	We hold a 55% interest in these drillships through a strategic partnership with Alperton. We will receive 100% of the charter and services revenues from these drillships until the repayment in full of loans we have made to Alperton (with a maximum term of 12 years) to fund its related equity contributions. See “Business—Shareholder and Joint Venture Agreements—Shareholders Agreements Related to Amaralina Star and Laguna Star.”
(2)	In connection with our strategic partnership with Sete Brasil, on August 3, 2012, we entered into three shareholders’ agreements and corresponding share purchase agreements pursuant to which we acquired a 15% equity interest in three special purpose companies, each one owning a semi-submersible rig. See “Business—Shareholder and Joint Venture Agreements.” In addition, we will be the sole operator and will receive 100% of the services revenues. The charter and service contracts in connection with our partnership with Sete Brasil were signed on August 3, 2012.
(3)	Olinda Star underwent an upgrade with total cost of $275.2 million, which was concluded in August 2009.
(4)	We acquired the Alaskan Star in 1994 while it was an operational rig. The Alaskan Star underwent upgrades with total cost of $132.4 million, including the last upgrade concluded in December 2010.
(5)	We acquired the Atlantic Star in 1997 while it was an operational rig. Atlantic Star underwent upgrades with total cost of $116.3 million, including the last upgrade concluded in February 2011.
(6)	Dayrates as of September 30, 2012. The dayrates reflect 100% of the charter and corresponding service contract dayrates and include the applicable performance bonus under each offshore charter and corresponding service contract. We are eligible for (i) an up to 10% performance bonus with respect to each of our Alpha Star, Amaralina Star, Laguna Star and Olinda Star units, (ii) a 15% performance bonus with respect to each of our Urca, Bracuhy, Mangaratiba, Lone Star, Alaskan Star and Atlantic Star units and (iii) no performance bonus with respect to our Gold Star rig. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting our Results of Operations—Revenue per Asset, Utilization, Uptime and Dayrates of Our Drilling Rigs.”
(7)	Our offshore rigs benefit from contracts that may be renewed for a period equivalent to the original contract term (subject to mutual consent of the parties), with the exception of our Alaskan Star and Atlantic Star rigs. Nevertheless, all of our contracts are subject to renewal through negotiation among the parties. In addition, in August 2012, we entered into the charter and corresponding service contracts of Urca, Bracuhy and Mangaratiba rigs, which have a 15-year term, renewable for an additional five-year period.

FPSOs

We have entered into strategic partnerships for our investments in FPSOs with SBM Holding, Mitsubishi Corporation, or Mitsubishi, BW Offshore do Brasil Ltda., or BWO, Nippon Yusen Kabushiki Kaisha, or NYK, and Itochu Corporation, or Itochu, to benefit from the increased demand for FPSOs. These FPSOs are currently chartered to Petrobras. The following table sets forth additional information about the FPSOs:

FPSO	Status	% Interest	Daily Production Capacity (bbl/day)	Storage Capacity (bbl)	Expected Delivery Date	Charter Expiration Date	Total Contract Amount (in millions of $) (4)
Capixaba	Operating	20%	100,000	1,600,000	May 2006(1)	May 2022	1,774.9
Cidade de Paraty	Construction	20%	120,000	2,300,000	May 2013	April 2033	4,254.2
Cidade de Ilhabela	Construction	12.75%(2)	150,000	2,400,000	September 2014	August 2034	5,220.5
P-63 (Papa Terra) (3)	Construction	—	140,000	2,200,000	July 2013	June 2016	89.1

(1)	The FPSO Capixaba was built in May 2006, and we subsequently entered into a partnership with SBM to acquire our interest in this FPSO.
(2)	We currently own an equity interest of 12.75% with an option to increase our interest to 25.5% after first oil production.
(3)	We own a 40% participation in the operating contract, but not an ownership interest in the asset. The term of the operating contract is 50 months. Petrobras owns this FPSO and no charter agreement exists.
(4)	Except in the case of P-63, for which the total contract amount refers to 100% of the amounts to be paid under the service contract, total contract amount refers to 100% of the amounts to be paid under both the charter and corresponding services contract.

Onshore Drilling Rigs

The following table sets forth additional information about our onshore drilling assets, which are all owned entirely by us, and we currently contract to Petrobras, OGX Petróleo e Gás Participações S.A., or OGX, and HRT O&G Exploração e Produção Ltda., or HRT:

Onshore Rig	Type	Drilling Depth Capacity (ft)	Customer	Contract Expiration Date
QG-I	1600HP	16,500	OGX	February 2013
QG-II	1600HP	16,500	Petrobras	January 2014
QG-III	Heli-portable; 1200HP	11,500	Petrobras	April 2014
QG-IV	Heli-portable; 550HP	9,800	Petrobras	April 2014
QG-V	Heli-portable; 1600HP	14,800	Petrobras	April 2015
QG-VI	2000HP	23,000	Petrobras	June 2014
QG-VII	2000HP	23,000	Petrobras	June 2014
QG-VIII	Heli-portable; 1600HP	14,800	HRT	April 2015
QG-IX	Heli-portable; 1600HP	14,800	HRT	April 2015

Market conditions in the Brazilian oil and gas sector

According to the 2012 BP Statistical Review of World Energy, Brazil’s oil and gas reserves are among the fastest growing in the world. Proven oil reserves in Brazil have grown from 4.8 billion barrels at the end of 1991 to 15.1 billion barrels at the end of 2011. During the same period, proven natural gas reserves in Brazil grew from 4.0 trillion cubic feet to 16.0 trillion cubic feet. The Campos and Santos Basins account for the majority of the growth in these reserves in recent years. The Campos Basin covers approximately 100,000 km2 (24.7 million acres) and currently accounts for nearly 86% of Brazil’s oil production and 80% of Petrobras’ proven crude oil reserves in Brazil. The Santos Basin is located in the southeastern region off the Brazilian coast, covering an area of approximately 350,000 km2 (86.5 million acres) and is currently considered the most promising exploration and production area in Brazil, due to recent discoveries in the pre-salt layer. As disclosed by Petrobras, the Lula Field (formerly known as the Tupi Field), recently discovered in this basin, contains an estimated recoverable volume of 6.5 billion boe of reserves, and there are significant volumes in other relevant discoveries in other fields in the same basin, such as the Guará, Carioca and Jupiter Fields.

While pre-salt activity currently comprises only 5% of Brazil’s total current production, it is projected by Petrobras to increase to over 47% by 2020. The anticipated development of the pre-salt offshore fields contributes largely to the growth prospects of the Brazilian oil and gas industry. From 2006 to 2011, 50% of new discoveries globally were in deepwater, and of those, 63% were in Brazil according to Petrobras.

In June 2012, Petrobras disclosed its five-year investment plan, which provides for an aggregate of $237 billion in capital expenditures from 2012 through 2016, up from an aggregate of $174 billion in capital expenditures in its 2009-2014 investment plan. Approximately $142 billion (or 60%) of these capital expenditures are budgeted for E&P projects, with $132 billion to be spent in Brazil which has led to an increase in demand for our services, which we expect will continue in the coming years. Petrobras expects its total production to more than double from the current 2.6 million boepd to an estimated 5.7 million boepd in 2020.

Our competitive strengths

We believe the following strengths have contributed to our success and differentiate us from our competitors:

Strong competence in ultra-deepwater drilling in Brazil. We have a long track record of operating drilling rigs for the exploration of oil and gas in Brazilian waters. In the ultra-deepwater segment, we currently operate a modern fleet of three drilling rigs which drilled ten wells in 2010 and 2011. Our fleet of ultra-deepwater drilling rigs is one of the largest Brazilian owned ultra-deepwater fleets in the industry. Ultra-deepwater drilling is inherently more complex and operationally challenging than drilling in shallower water depths. We are one of a small group of Brazilian contract drillers with commercial scale and demonstrated ultra-deepwater drilling competence. Our deepwater contract drilling operations achieved 94% average uptime in 2011, and we expect to improve our performance in 2012 following the learning curve of our deepwater rigs. After the initial learning curve period of 12 to 24 months, we expect to achieve average uptime for our ultra-deepwater rigs that is consistent with the performance our deepwater rig achieved in 2011.

Premium fleet of offshore drilling rigs. We have a modern fleet of drilling rigs constructed by many of the world’s leading shipyards, including Samsung Heavy Industries Co., Ltd., or Samsung, and Keppel FELS. Our existing ultra-deepwater rigs have the capability to operate in water depths ranging from 7,900 to 9,000 feet and drill to a total well depth of 30,000 feet. In addition, we currently have two drillships in operation (Amaralina Star and Laguna Star), each of which is capable of drilling in water depths of up to 10,000 feet and drill to a total well depth of 40,000 feet. We have regularly upgraded our drilling rigs to incorporate technological advances that increase the efficiency of our operations. As of the date of this prospectus, all of our offshore drilling rigs were either less than three years old or had major upgrades within the last three years.

Strong relationship with Petrobras. We have maintained a strong and long-standing relationship with Petrobras having performed continuous drilling services for the company since 1981. Our extensive knowledge and experience in the Brazilian drilling market is the principal basis of our strong relationship. All of our offshore drilling rigs, all of the FPSOs in which we have invested and six of our onshore drilling rigs are currently contracted to Petrobras. In addition, most of our senior executives have more than 30 years of experience working with Petrobras. We believe we are well positioned to continue as a strategic service provider to Petrobras by renewing our current charter and service contracts and entering into new charter and service contracts with Petrobras. We further believe that the Queiroz Galvão Group’s long, close business relationship with Petrobras in a number of areas, including heavy construction and E&P, strengthens our business prospects in the oil and gas industry.

Financial ability to execute growth plan. We enter into long-term charter contracts with respect to all of our offshore drilling rigs and FPSOs. Our contract profile provides significant revenue visibility which enables ongoing access to various sources of capital. Typically, we fund the majority of our investments in new offshore assets through project financing in the bank and capital markets. Our long-term contracts, our significant experience with obtaining financing, even under distressed markets, and our regular dialogue with international banks, lenders and investors increase our ability to obtain capital to fund additions to our fleet of offshore assets.

High safety standards and strong track record. In addition to our focus on operational performance and drilling efficiency, we operate with the highest Quality, Health, Safety and Environment, or QHSE, standards. All of our drilling operations are certified by ISO 9001:2008, ISO14001:2004 and OHSAS18001:2007 standards, which were renewed in November 2011. Although not mandatory in our line of business, our adoption of these standards is a testament to our commitment to QHSE.

Highly skilled employees with low turnover. We employ skilled personnel to operate and provide technical services to, and support for, our rigs. As of September 30, 2012, we had a total of 2,370 employees. We enjoy low turnover levels among the crew and key officers of our drilling units, which is an important factor in achieving high levels of uptime of our rigs and which is especially critical in the skilled-personnel labor market in Brazil. We employ an ongoing, robust training program for all of our employees, which promotes, among other factors, superior safety practices. We use this program to develop talent organically and to regularly promote people from within our company to more senior positions. We also take advantage of our onshore rigs to train our personnel for work on our more complex offshore drilling rigs.

Highly experienced management team backed by a strong shareholder group. Our management team is comprised of highly trained executives, most with more than 30 years of experience in the Brazilian and global oil and gas sector. Our executives have in-depth knowledge of drilling and FPSO operations, including project bidding, procurement, overseeing construction and upgrades of drilling rigs and the efficient, safe and profitable operation of our assets. Moreover, prior to joining us, many of our key executives worked at Petrobras and other international oil and gas companies, as well as leading global services companies.

Our controlling shareholders are members of the Queiroz Galvão family, which controls the Queiroz Galvão Group. In 2011, the consolidated gross revenue of the Queiroz Galvão Group was $3.4 billion. We believe that the Queiroz Galvão Group’s recognized financial strength, geographic diversity and successful business track record in a wide spectrum of industries, represent key competitive advantages for our development and growth.

In June 2010, Capital International Private Equity Funds, or CIPEF, a global emerging markets private equity program managed by Capital International, Inc., or Capital, acquired an equity interest of 19.5% in Constellation (which, after the completion of the first stage of our corporate reorganization, resulted in CIPEF holding an equivalent equity interest in our capital stock). Capital is currently represented on our Board of Directors and has contributed to our adoption of best corporate governance practices and financial management tools. Through a CIPEF fund, the Oil & Gas Group of the International Finance Corporation, a unit of the World Bank Group, invested $100 million in a co-investment vehicle for our company organized by CIPEF and as a result, is one of our indirect shareholders.

Our growth strategies

We have consistently grown in accordance with our growth strategy. Our net operating revenues increased by 69.1% to $586.3 million in 2011 from $346.8 million in 2010. Our net operating revenues increased 38.7% to $575.9 million for the nine-month period ended September 30, 2012 from $415.3 million for the nine-month period ended September 30, 2011. Furthermore, we have increased our backlog to $10.9 billion as of September 30, 2012 from $4.6 billion as of December 31, 2008, an increase of 136.6%. Our backlog of $10.9 billion as of September 30, 2012 represents 14.6 times our net operating revenues for the 12-month period ended September 30, 2012.

We intend to pursue the following strategies:

Capitalize on our market-leading position in the Brazilian ultra-deepwater drilling and FPSO sectors. As a recognized Brazilian market leader, we intend to capitalize on our strong market position in Brazil and close relationship with Petrobras to continue to grow our ultra-deepwater and FPSO operations. For example, we entered into a partnership with Sete Brasil through which we own a 15% equity interest in and will operate three ultra-deepwater drilling rigs that will be built at the BrasFELS Shipyard, a subsidiary of Keppel FELS Ltd., the shipyard with a strong track record in Brazil. These three rigs are expected to commence operations in 2016, 2018 and 2019, respectively, and we will operate these units for Petrobras. We have also entered into a partnership with SBM Holding and Mitsubishi through which we have a right of first refusal to participate in future FPSO projects contracted by them with Petrobras in Brazil. We intend to further develop our FPSO partnerships in Brazil through the co-ownership and operation of additional FPSO units.

Significantly expand our business by investing in state-of-the-art ultra-deepwater drilling rigs. We have planned up to $5.1 billion of investments, $3.1 billion of which are related to already existing commitments, principally in new ultra-deepwater drilling rigs and FPSOs through 2015 to take advantage of Petrobras’ significant capital expenditure plan and expand our dominant position in Brazil. We are focused on using and investing in new and proven technologies that have the potential to maximize efficiency, reduce environmental impact and enhance safety. We expect that all rigs we procure will be constructed under fixed-price contracts with top-rated shipyards.

We are also exploring strategic acquisitions of drilling assets, or investments in contract drilling companies, on an opportunistic basis, that we expect could enhance our growth, create value for our shareholders and increase our global market share. We believe that our extensive knowledge of the Brazilian oil and gas market, particularly in ultra-deepwater operations, will be critical in the pursuit of these opportunities either in Brazil or outside Brazil.

Through these organic and strategic growth initiatives, we plan to double the number of our ultra-deepwater fleet by 2020.

Strengthen our relationship with Petrobras and other companies. Our longstanding and strong relationship with Petrobras positions us well to capitalize on the expected growth in the Brazilian and global oil and gas markets. We intend to continue to work to strengthen our relationship with Petrobras to develop additional offshore and onshore drilling projects. In addition, we will continue to strengthen our relationships with international companies and other Brazilian companies in an effort to opportunistically pursue other offshore and onshore projects.

Seek revenue visibility through financially attractive long-term contracts. We believe that our focus on long-term contracts reduces our exposure to market risks and provides access to stable and reliable revenues. The average length of charter contracts in Brazil is longer than in other markets. Our focus on long-term contracts for exploration and development projects in deep and ultra-deepwater continues to strengthen our relationship with Petrobras, which values reliability and superior service. We believe that our long-term contracts will increase our ability to raise capital for the acquisition of additional drilling and FPSO units as well as to fund other growth opportunities. In addition, given the expected growth in demand for offshore drilling rigs globally and in Brazil, we intend to seek to negotiate higher dayrates upon the expiration of our current charter contracts. We plan to achieve this by seeking contracts that require the most technologically advanced rigs, which are needed for more complex ultra-deepwater and deepwater drilling services. Furthermore, certain of our current charter and service contracts permit their renewal subject to our and our counterparty’s consent, and, based on our successful history of contract renewals at higher rates we expect to be able to successfully negotiate the renewal terms of these contracts on market terms.

Focus on high operational performance and QHSE standards. We intend to maintain our strong focus on the continued high quality performance and safety of our operations. Our management team is dedicated to the superior performance of our assets by hiring and retaining highly-skilled employees and training current employees. We maintain high QHSE standards by maintaining our certifications in ISO 9001:2008, ISO14001:2004 and OHSAS18001:2007 standards and focusing on investing in state-of-the-art technology and performing planned maintenance on our drilling units. In addition, we are committed to continuing to provide safety training to maintain the quality of service to our clients expect from us, including low downtime for our rigs.

Risk Factors

Investing in our common shares involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common shares. If any of these risks actually were to occur, our business, financial condition and results of operations would likely be materially adversely affected, the trading price of our common shares would likely decline and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	Currently, we derive nearly all of our revenue from Petrobras. The loss of Petrobras as our customer, or a reduction of our revenue from Petrobras, could have a material adverse impact on us;

•

Our customers may seek to renegotiate or terminate certain of our drilling contracts if we experience excessive delivery and acceptance delays for our assets, downtime, operational difficulties or safety-related issues, or in case of non-compliance with our obligations set forth in our drilling contracts, which would materially adversely affect our ability to realize our backlog of contract revenue;

•	If we are unable to renew or obtain new and favorable contracts to replace contracts for rigs that expire or are terminated, our revenue and profitability would be materially and adversely affected;

•

The vast majority of our contracts with our customers are long-term dayrate contracts. Increases in our operating costs, which fluctuate, including based on certain events outside our control, could materially adversely affect our profitability;

•

Rig and FPSO upgrade, refurbishment, repair and construction projects are subject to risks, including delays and cost overruns, which could have a material adverse impact on our available cash resources and results of operations;

•

We are a holding company that depends on dividend distributions from our operating subsidiaries, and we have a substantial amount of indebtedness, which could restrict our financing and operating flexibility;

•

We have a business plan that contemplates significant growth, which requires substantial additional capital, and we may be unable to execute our growth strategy or obtain needed capital or financing on satisfactory terms, or at all;

•

The ownership and operation of rigs and FPSO units involves numerous operating hazards, and the insurance we purchase may not cover all of our losses and may not be renewed on favorable terms, including reasonable prices. Accidents may subject us to civil, property, environmental and other damage claims, including by Petrobras, federal, state or municipal governmental entities in Brazil, and third parties;

•	We have a limited number of potential customers;

•	Certain of our partnerships or joint ventures may not succeed due to several factors;

•

A substantial or extended decline in expenditures by oil and gas companies due to a decline or volatility in oil and gas prices may reduce long-term demand for our services and adversely affect our ability to successfully negotiate the renewal terms of our current charter and service contracts over the long-term or enter into new charter or service contracts upon termination of our current contracts;

•	Global ultra-deepwater rig and FPSO demand is highly dependent on Petrobras’ development plan for offshore drilling in Brazil;

•	Our industry is highly competitive and cyclical, with potential intense price competition and oversupply of drilling equipment;

•

We depend on a limited number of key suppliers and vendors to provide equipment that we need to operate our business and any failure by our key suppliers and vendors to supply necessary equipment on a timely basis or at all, could materially adversely affect us;

•

We have a limited operating history in the ultra-deepwater sector, which makes it more difficult to accurately forecast our future results and may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment in our common shares;

•

Our failure to maintain or renew all necessary authorizations and certifications required for the operation of our rigs, and changes in current licensing regimes may have a material adverse effect on our operations; and

•

Complex and stringent environmental laws and regulations may increase our exposure to environmental and other liabilities, may increase our exposure to environmental and other liabilities, and may increase operating costs and adversely affect the operation of our rigs.

Corporate Reorganization

Our offshore drilling assets are owned by special purpose companies that we own and control. We also own and control other special purpose companies that are party to our offshore charter agreements with Petrobras. In addition, we own 100% of the outstanding preferred shares and 49% of the outstanding common shares of QGOG, which is party to all of our services agreements and the charter agreements for all our onshore drilling rigs. The remaining 51% of QGOG’s voting capital stock is owned by QG S.A. In connection with the shareholders’ agreement, we, through our subsidiary QGOG Participações S.A., or QGOGPar, also entered into a call option agreement to purchase the remaining 51% of QGOG’s common shares.

We are currently controlled by a holding company, Queiroz Galvão Oil & Gas International S.à.r.l., or Queiroz Galvão Oil & Gas, owned by the Queiroz Galvão family, which owns approximately 80.5% of our outstanding equity, with the remaining 19.5% owned indirectly by private equity funds managed by CIPEF. See “Principal Shareholders.”

We recently completed our corporate reorganization. As a result, we indirectly own all of the oil and gas contract drilling assets and interests in FPSO assets through five wholly-owned sub-holding companies:

•

QGOG Star GmbH, an entity organized under the laws of Switzerland on May 2, 2012, which wholly-owns Constellation. Constellation will continue to wholly-own, directly and indirectly, the entities which own the drilling rigs.

•	Arazi S.à.r.l., or Arazi, an entity organized under the laws of Luxembourg on May 12, 2011, which owns our equity interest in FPSO Capixaba, FPSO Cidade de Ilhabela and FPSO Cidade de Paraty.

•

Constellation Netherlands B.V., an entity organized under the laws of the Netherlands on April 3, 2012, which will indirectly wholly-own certain of the entities that are party to our offshore charter agreements with Petrobras.

•

Angra Participações B.V., or Angra, an entity organized under the laws of the Netherlands on May 11, 2012, which holds a 15% equity interest in three special purpose companies, each of which owns an ultra-deepwater semi-submersible rig (Urca, Bracuhy and Mangaratiba) in a strategic partnership with Sete Brasil.

•

Centaurus S.à.r.l., or Centaurus, an entity organized under the laws of Luxembourg on July 27, 2007, which directly wholly-owns Eiffel Ridge Group C.V., an entity that is party to the Lone Star and Gold Star charter agreements with Petrobras.

The following chart sets forth our expected corporate structure after giving effect to the contemplated issuance and sale of common shares in this offering, assuming no exercise of the underwriters’ over-allotment option:

(1)	The Queiroz Galvão family holds approximately 80.5% of our common shares. See “Principal Shareholders” for further information.
(2)	CIPEF Constellation Coinvestment Fund L.P. and CIPEF V Constellation Holding L.P. (each a Delaware entity). See “Principal Shareholders” for further information.
(3)	Constellation Coinvestment Fund S.à.r.l. (wholly-owned by CIPEF Constellation Coinvestment Fund L.P.) and Constellation Holdings S.à.r.l. (wholly-owned by CIPEF V Constellation Holding L.P.)
(4)	Issuer.
(5)	Constellation Services S.A. (BVI), Lone Star Offshore Ltd. (BVI), Gold Star Equities Ltd. (BVI), Alpha Star Equities Ltd. (BVI), Olinda Star Ltd. (BVI), Snover Intl. Inc. (BVI), Hopelake Services Ltd. (BVI), Lancaster Projects Corp. (BVI), Laguna Star Ltd. (BVI), Amaralina Star Ltd. (BVI), Alaskan Star Ltd. (BVI), Star International Drilling Limited (Cayman Islands), Alaskan & Atlantic & Cooperatief U.A. (the Netherlands), Alaskan &Atlantic Rigs B.V. (The Netherlands), Atlantic/Alaskan Rigs Ltd. (BVI), Manisa Serviços de Petróleo Ltda (Brazil), Laguna Cooperatief U.A. (The Netherlands), Amaralina Cooperatief U.A. (The Netherlands), Keam Holdings C.V. (The Netherlands) and Tarsus Serviços de Petróleo Ltda (Brazil).
(6)	London Tower C.V. (The Netherlands), Positive Investment Management B.V. (The Netherlands), Positive Investments (The Netherlands), London Tower Management B.V. (The Netherlands), Palase Management B.V. (The Netherlands), Palase C.V. (The Netherlands), Podocarpus Management B.V. (The Netherlands) and Podocarpus C.V. (The Netherlands). Palase C.V. (The Netherlands) is majority-owned by Amaralina Cooperatief U.A. (The Netherlands) and Podocarpus C.V. (The Netherlands) is majority-owned by Laguna Cooperatief U.A. (The Netherlands). Both Amaralina Cooperatief U.A. (The Netherlands) and Laguna Cooperatief U.A. (The Netherlands) are indirectly owned by Constellation.
(7)	QGOGPar holds 49% and 100% of the common shares and preferred shares, respectively, of QGOG.
(8)	QG S.A. holds 51% of the common shares of QGOG.

(9)	QGOGPar holds a call option to purchase the remaining 51% of QGOG’s common shares from QG S.A., which effectively gives QGOGPar control over QGOG.
(10)	Arazi holds our equity interests in FPSOs.
(11)	Angra holds a 15% equity interest in three special purpose companies, each of which will own an ultra-deepwater semi-submersible rig (Urca, Bracuhy and Mangaratiba) in a strategic partnership with Sete Brasil.
(12)	Centaurus directly wholly owns Becrux B.V. (The Netherlands). Becrux B.V. (The Netherlands) owns a 0.001% equity interest in Eiffel Ridge Group C.V. (The Netherlands), an entity that is party to the Lone Star and Gold Star charter agreements with Petrobras. The remaining 99.999% equity interest in Eiffel Ridge Group C.V. is directly owned by Centaurus.

Recent Developments1

Laguna Star Drillship

We commenced operations of the Laguna Star drillship on November 20, 2012.

6.250% Senior Notes due 2019

On November 9, 2012, we issued $700.0 million aggregate principal amount of 6.250% senior notes due 2019. The notes are fully and unconditionally guaranteed on a senior basis by Constellation. We intend to use the net proceeds of the offering, or $683.3 million, to repay outstanding short-term debt and for general corporate purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments” and “Capitalization.”

Samsung Construction Contract

On November 14, 2012, we exercised our option to enter into a contract with Samsung to design, construct, build, complete and deliver an ultra-deepwater drillship. According to the payment schedule, we paid 10% of the contract price as a first installment, and we will pay 20% of the contract price as a second installment and 70% of the contract price upon delivery. We expect that Samsung will deliver this ultra-deepwater drillship by December 2014. The total amount of the contract price is $554.5 million.

Corporate information

We were incorporated as a société anonyme under the laws of Luxembourg on August 30, 2011. Our principal executive offices are located at 40, avenue Monterey, L-2163 Luxembourg. Our telephone number is +352 20 20 2401.

[1]	To be updated to include Laguna delivery to Petrobras (when applicable).

THE OFFERING

The following is a brief summary of the terms of this offering. For a more complete description of our common shares, see “Description of Capital Stock” in this prospectus.

Issuer	QGOG Constellation S.A.

Primary Offering	We are offering common shares.

Offering Price Range	Between $ and $ per share.

Option to Purchase Additional Common Shares	We have granted the underwriters the right to purchase additional common shares within 30 days from the date of this prospectus.

Use of Proceeds	We estimate that we will receive net proceeds (based on the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriters’ discounts and commissions and estimated expenses incurred in connection with this offering, of $ million. If the underwriters exercise their option to purchase additional common shares in full, we estimate that the net proceeds will be approximately $ million.

We intend to use the net proceeds from this offering (1) to make down payments for two ultra-deepwater drillships, one of which is subject to the exercise of an option pursuant to a letter of intent we have executed with Samsung (as described in “Summary—Recent Developments”), (2) to make capital expenditures and related expenses for certain existing projects and (3) to make capital expenditures and investments related to expected new projects, including new opportunities involving the purchase of assets, and/or equity interests in, drilling and/or production service companies, and related expenses in connection therewith and for general corporate purposes, including the payment of an IPO completion bonus to certain of our employees (as described in “Management—Compensation—IPO Completion Bonus”). See “Use of Proceeds.”

Share Capital Before and After Offering	The issued and outstanding share capital consists of common shares as of the date of this prospectus. Immediately after this offering, we will have common shares issued and outstanding, assuming no exercise of the underwriters’ option to purchase additional common shares. If the underwriters exercise their option to purchase additional common shares in full, we will have common shares issued and outstanding.

Voting Rights	Holders of our common shares are entitled to one vote per common share in all shareholders’ meetings. See “Description of Capital Stock—Voting Rights.”

Dividends	We have not paid a dividend on our common shares, in cash or otherwise, and we do not intend to do so in the near future. Any future determination relating to our dividend policy will be made by our Board of Directors and will depend on a number of factors, including our earnings, capital requirements, contractual restrictions, financial condition and future prospects, together with any other factors that our Board of Directors may deem relevant. See “Dividend Policy.”

Lock-up Agreements	We have agreed with the underwriters, subject to certain exceptions, not to sell or dispose of any common shares or securities convertible into or exchangeable or exercisable for any common shares during the period commencing on the date of this prospectus until 180 days after the completion of this offering. Members of our Board of Directors, our executive officers and our shareholders have agreed to similar lock-up provisions, subject to certain exceptions. See “Underwriting.”

Listing	We intend to apply to list our common shares on the New York Stock Exchange under the symbol “QGOG.”

Risk Factors	Investing in our common shares involves a significant degree of risk. See “Risk Factors” beginning on page 16 of this prospectus and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase additional securities.

SUMMARY FINANCIAL AND OTHER DATA

The following tables set forth our summary financial and other data. You should read the following summary financial and other data in conjunction with “Presentation of Financial and Other Information”. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. The summary statement of operations for the nine-month periods ended September 30, 2012 and 2011 and for the three years ended December 31, 2011 and the summary statement of financial position data as of September 30, 2012 and December 31, 2011 and 2010, are derived from:

•	our unaudited condensed consolidated interim financial information as of September 30, 2012 and for the three and nine-month periods ended September 30, 2012 and 2011; and

•	our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011.

The audited combined financial statements as of December 31, 2011 and 2010, and for each of the three years ended December 31, 2011 have been restated as described in the “Presentation of Financial and Other Information” section.

Our results for the nine-month period ended September 30, 2012 are not necessarily indicative of the results to be expected for the year ending December 31, 2012.

	For the nine–month period ended September 30, (unaudited)		For the year ended December 31,
	2012	2011	2011	2010	2009
	(in millions of $, except per share data)
Statement of Operations Data:
Net operating revenue	575.9	415.3	586.3	346.8	156.6
Costs of services	(342.5)	(314.5)	(466.1)	(264.5)	(141.2)

Gross profit	233.5	100.9	120.2	82.3	15.4
General and administrative expenses	(31.5)	(22.1)	(29.8)	(24.7)	(20.0)
Other operating income (expenses), net	1.8	(10.5)	(11.3)	(34.3)	(15.9)

Operating profit (loss)	203.8	68.2	79.1	23.3	(20.5)
Financial costs, net	(94.2)	(92.7)	(118.5)	(76.3)	(32.0)
Share of results of joint ventures	2.4	0.5	1.0	6.2	6.9

Income (loss) before taxes	112.0	(23.9)	(38.4)	(46.8)	(45.6)
Taxes	(0.7)	(0.7)	(5.1)	1.5	0.9

Net income (loss) for the period	111.3	(24.7)	(43.5)	(45.3)	(44.7)

Net earnings (loss) per common share (1):
Basic	2.00	(0.44)	(0.71)	(0.81)	(0.80)
Diluted	2.00	(0.44)	(0.71)	(0.81)	(0.80)
Weighted average common shares outstanding (thousands of common shares):
Basic	55,632	55,632	55,632	55,632	55,632
Diluted	55,632	55,632	55,632	55,632	55,632

(1)	Net income per share as attributed to the company excludes income/losses attributed to non-controlling interests.

The following table sets forth a reconciliation of our EBITDA to net income (loss) for each of the periods and years presented:

	For the nine–month period ended September 30, (unaudited)		For the year ended December 31,
	2012	2011	2011	2010	2009
	(in millions of $)
Other Financial Information:
Net income (loss) for the period/year	111.3	(24.7)	(43.5)	(45.3)	(44.7)
(+) Financial costs, net	94.2	92.7	118.5	76.3	32.0
(+) Taxes	0.7	0.7	5.1	(1.5)	(0.9)
(+) Depreciation	119.4	92.5	131.3	90.6	49.5

EBITDA (1)(2)	325.6	161.2	211.4	120.1	35.9

EBITDA margin (%)(3)	56.5%	38.8%	36.1%	34.6%	22.9%

(1)	EBITDA was adversely impacted by provisions related to penalties due to late delivery of rigs of $10.7 million for the nine-month period ended September 30, 2011 and $10.8 million, $35.0 million and $17.3 million for the years ended December 2011, 2010 and 2009, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year Ended December 31, 2011 Compared with Year Ended December 31, 2010—Other Operating Expenses, Net” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year Ended December 31, 2010 Compared with Year Ended December 31, 2009—Other Operating Expenses, Net.”
(2)	EBITDA is a non-GAAP measure prepared by us. EBITDA consists of: net income, plus financial costs, net, taxes and depreciation. EBITDA is not a measure defined under IFRS, should not be considered in isolation, does not represent cash flow for the periods indicated and should not be regarded as an alternative to cash flow or net income, or as an indicator of operational performance or liquidity. EBITDA does not have a standardized meaning, and different companies may use different EBITDA definitions. Therefore our definition of EBITDA may not be comparable to the definitions used by other companies. We use EBITDA to analyze our operational and financial performance, as well as a basis for administrative decisions. The use of EBITDA as an indicator of our profitability has limitations because it does not account for certain costs in connection with our business, such as financial costs, net, taxes, depreciation, capital expenses and other related expenses.
(3)	EBITDA margin is a non-GAAP measure prepared by us. EBITDA margin is calculated by dividing EBITDA by net operating revenue for the applicable period.

	As of September 30, (unaudited)	As of December 31,
	2012	2011	2010	2009
	(in millions of $)
Statement of Financial Position:
Cash and cash equivalents	276.7	188.9	84.3	63.1
Short-term investments	116.1	138.7	8.5	36.1
Restricted cash	17.9	26.3	29.6	—
Total assets	5,132.8	4,734.1	3,678.5	2,912.5
Total loans and financings	3,336.2	2,440.5	2,006.3	1,716.6
Total liabilities	3,895.2	3,611.7	2,451.5	2,049.6
Shareholders’ equity	1,237.6	1,122.4	1,227.0	862.9

RISK FACTORS

This initial public offering and an investment in our common shares involve a significant degree of risk. You should consider carefully the risks described below and all other information contained in this prospectus, before you decide to invest in our common shares. If any of the following risks were to occur, our business, financial condition and results of operations we would likely be materially adversely affected. In that event, the trading price of our common shares would likely decline and you might lose all or part of your investment.

For purposes of this section, the indication that a risk, uncertainty or problem may or will have a “material adverse effect on us” or that we may experience a “material adverse effect” means that the risk, uncertainty or problem could have a material adverse effect on our business, financial condition or results of operations and/or the market price of our common shares, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this section as having a similar meaning.

Risks Related to our Company

Currently, we derive nearly all of our revenue from Petrobras. The loss of Petrobras as our customer, or a reduction of our revenue from Petrobras, could have a material adverse impact on us.

During each of the nine-month period ended September 30, 2012, and the year ended December 31, 2011, our gross revenue from Petrobras represented approximately 94% and 93% of our total gross revenue, respectively. Most of our existing rigs, including six onshore rigs and six semi-submersible rigs and one FPSO in which we have an investment, are chartered to Petrobras. In addition, we currently have three FPSOs (in which we have invested) under construction, and two drillships in operation for which we have entered into long-term charter agreements with Petrobras. Our results of operations would be materially adversely affected if Petrobras were to terminate its contracts with us, fail to renew its existing contracts with us or refuse to award new contracts to us, as there are only a limited number of potential customers that are available to replace Petrobras. Petrobras is the largest E&P company in Brazil, so if it were to take any of these actions, we may be unable to enter into new charter agreements for our rigs and the FPSOs in which we have invested on similar terms or on a timely basis, if at all, which would have a material adverse effect on us.

Our customers may seek to renegotiate or terminate certain of our drilling contracts if we experience excessive delivery and acceptance delays for our assets, downtime, operational difficulties or safety-related issues, or in case of non-compliance with our obligations set forth in the drilling contracts, which would materially adversely affect our ability to realize our backlog of contract revenue.

Our contracts with our customers permit them to terminate or seek to renegotiate their contracts, or seek to impose penalties, if we experience (1) delays in delivering a contracted rig, (2) any failure of a contracted rig to pass initial acceptance testing within the period specified in the contract, (3) downtime or operational problems that exceed permissible levels under our contracts, (4) specified safety-related issues, or (5) any failure to comply with other obligations set forth in such contracts. The damages we suffer and the expenses we may incur from any of these events are not always fully payable or reimbursable by the shipyards constructing the units. Furthermore, certain of our contracts include termination provisions in the event of our poor performance, our bankruptcy or other events, with little prior notice and without reimbursement to us or any early termination payment. Early termination of a contract may result in a rig being idle for an extended period of time. If our customers were to cancel any of our contracts, and we are unable to secure a replacement contract on substantially similar terms, or at all, our revenue and profitability could be materially adversely affected.

As of September 30, 2012, our contract backlog was approximately $10.9 billion. This backlog included: (1) an aggregate amount of $3,624.0 million from charter and service contracts (including management fees) that our special purpose companies (owned together with Sete Brasil S.A., or Sete Brasil) and Queiroz Galvão Óleo e Gás S.A., or QGOG, respectively, entered into in August 2012 (relating to our 15% interest in these special purpose companies, each of which owns an ultra-deepwater semi-submersible rig: Urca, Bracuhy and Mangaratiba); (2) $1,907.7 million from the Amaralina Star and Laguna Star drillships in which we have a 55% interest, but with respect to which we will receive 100% of the charter and services revenues until the repayment in full of loans we have made to Alperton (with a maximum term of 12 years) to fund its related equity contributions; and (3) $1,108.8 million from our 25.5% interest in a joint venture with SBM related to our investment in FPSO Cidade de Ilhabela (assuming we exercise the option to increase our existing 12.75% interest by an additional 12.75% by 2014).

If we are unable to renew or obtain new and favorable contracts to replace contracts for rigs that expire or are terminated, our revenue and profitability would be materially and adversely affected.

Our existing drilling and our FPSO contracts are scheduled to expire between 2012 and 2034. Our ability to renew these contracts or obtain new contracts on similar terms and conditions will depend on market conditions at the time of their scheduled expiration or termination. We may be unable to renew our contracts that expire or obtain new contracts for these rigs, and the dayrates under any new or renewed contracts may be substantially lower than the dayrates in existing contracts, which could materially and adversely affect us.

The vast majority of our contracts with our customers are long-term dayrate contracts. Increases in our operating costs, which fluctuate, including based on certain events outside our control, could materially adversely affect our profitability.

In periods of rising demand for rigs, drilling contractors generally prefer to enter into well-to-well or other shorter term contracts that allow the contractor to profit from increasing dayrates, while customers with established long term drilling programs typically prefer longer term contracts in order to maintain dayrates at a consistent level. Conversely, in periods of decreasing demand for offshore drilling rigs, drilling contractors generally prefer longer term contracts to preserve dayrates and avoid idle periods, while customers generally prefer well-to-well or shorter term contracts that allow the customers to benefit from the decreasing dayrates. We expect, based on our contracted backlog, that the great majority of our revenues for the foreseeable future will come from long-term contracts, so we may be unable to fully benefit from increasing dayrates in an improving market, which could adversely affect our profitability.

In general, our operating costs increase as the business environment for drilling services improves and demand for oilfield equipment and skilled labor increases. In addition, the costs of materials, parts and equipment maintenance fluctuate depending on the type of activity and the age and condition of the equipment. While many of our contracts include escalation provisions that allow us to increase the dayrate based on the consumer price index as published by the United States Bureau of Labor Statistics, the timing and amount we earn from these higher dayrates may differ or be delayed from our actual higher operating costs. Additionally, we may incur expenses relating to preparation for drilling operations under a new contract. If our rigs are idle between assignments, the opportunity to reduce the size of our crews on these rigs may be limited as our crews may be engaged in preparing the rig for a new assignment. When a rig faces longer idle periods, reductions in operating costs also may take time as our crew may be required to prepare the idle rig for stacking and for maintenance in the stacking period. Our increased operating costs and financial expenses have resulted in our operating at a net loss in recent fiscal years, and there can be no assurance that we will operate at a net profit in any future periods. Given our high percentage of long-term dayrate contracts with limited cost escalation provisions, we may not be able to recoup increased operating costs, which may adversely affect our margins and profitability.

Rig and FPSO upgrade, refurbishment, repair and construction projects are subject to risks, including delays and cost overruns, which could have a material adverse impact on our available cash resources and results of operations.

We have a total of six operational semi-submersible rigs and two operational drillships. In addition, we have investments in partnerships that are converting three additional units into FPSOs. We have expended, and will continue to expend, significant amounts on the construction or conversion of these rigs. In addition, we make significant upgrades, refurbishments and repairs to our fleet from time to time. In 2012, we have budgeted approximately $1.5 billion for the construction, refurbishment and upgrading of our other rigs, including amounts we are responsible to pay to our partners in connection with the three FPSO units under construction. We may also decide to procure the construction of additional rigs from time to time. While we generally enter into fixed price EPC contracts for the construction or refurbishment of our vessels, these projects remain subject to risks of delays or cost overruns, including costs or delays resulting from factors such as:

•	failure or delay of third-party equipment vendors or service providers;

•	unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;

•	shortage of shipyard capacity globally and in Brazil;

•	shipyard availability or disputes with shipyards;

•	financial and other difficulties at shipyards and other suppliers;

•	work stoppages; and

•	impact of new governmental regulations, among others.

Significant cost overruns or delays for these or other reasons could materially adversely affect our financial condition and results of operations. The damages we suffer and the expenses we incur from any of these events are not always fully reimbursable by the shipyards constructing the units. Additionally, our actual capital expenditures for rig upgrade, refurbishment and construction projects could materially exceed our budgeted capital expenditures.

We are a holding company that depends on dividend distributions from our operating subsidiaries, and we have a substantial amount of indebtedness, which could restrict our financing and operating flexibility.

As of September 30, 2012, our total aggregate outstanding consolidated indebtedness was $3,336.2 million. Our existing level of indebtedness and the requirements and limitations imposed by our debt instruments could materially adversely affect us. In particular, our loans incurred by the special purpose companies that own our rigs to finance their construction or refurbishment are secured by the rigs and related assets, including accounts into which the amounts payable under our charter and services agreements are required to be paid. We are a holding company that depends on dividend distributions from our operating subsidiaries. The terms of most of our debt instruments restrict the ability of our project subsidiaries, to pay dividends, incur additional debt, grant additional liens, sell or dispose of assets and enter into certain acquisitions, mergers and consolidations, except with the prior consent of the respective creditors. Furthermore, some of our debt instruments include financial covenants that require us and/or our subsidiaries to maintain compliance with certain specified financial ratios. The terms of the credit agreement for our Alpha Star semi-submersible drilling rig and our Amaralina Star and Laguna Star drillships provide that if the charter or service agreements for these units are not renewed or replaced on terms reasonably satisfactory to the lenders, a cash sweep will be implemented on the eighteenth month prior to the maturity of the respective loans.

The occurrence of a payment event of default or acceleration under any of our debt instruments may trigger events of defaults or cross-defaults under our other debt instruments. We may be unable to incur additional debt in an amount necessary to finance our capital expenditure needs, which could materially and adversely affect us.

If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, sell assets or seek to raise additional equity capital, which could restrict our financing and operating flexibility.

We have a business plan that contemplates significant growth, which requires substantial additional capital, and we may be unable to execute our growth strategy or obtain needed capital or financing on satisfactory terms, or at all.

Our industry is capital intensive, and we expect to significantly grow in the coming years, with substantial capital expenditures in the construction of rigs and investments in FPSOs. We have budgeted capital expenditures of up to $5.1 billion until 2015, $3.1 billion of which are related to existing commitments for the acquisition of rigs, investments in FPSOs and an option for the acquisition of two ultra-deepwater drillships as well as our maintenance expenditures and currently existing construction and refurbishment projects, and $2.0 billion of which is planned for additional investment opportunities in our business, which may not be realized. We intend to finance our ongoing and future capital expenditures with cash flow from our operations, the proceeds from this and future equity offerings and additional debt financings. If, for example, our current substantial amount of indebtedness impairs our ability to obtain debt financing on favorable terms or at all, or if the cash generated by our operations, when taken together with available debt financing, is insufficient to meet our capital expenditure requirements, our results of operations and financial condition would be materially adversely affected. In addition, if our capital expenditure requirements are higher than we have budgeted, our results of operations and financial condition could be materially adversely affected.

The ownership and operation of rigs and FPSO units involves numerous operating hazards, and the insurance we purchase may not cover all of our losses and may not be renewed on favorable terms, including reasonable premiums. Accidents may subject us to civil, property, environmental and other damage claims, including by Petrobras, federal, state or municipal governmental entities in Brazil, and third parties.

Although we follow industry best practices, our oil and gas service operations, particularly our rigs and FPSOs in which we hold investments, are subject to hazards inherent to drilling and FPSO activities and operation of oil and gas wells, such as: fires; explosions; pressures and irregularities in formations; blowouts and surface cratering; uncontrollable flows of underground gas, oil and formation water; natural disasters, such as adverse weather conditions, pipe or cement failures, casing collapses and, lost or damaged oilfield drilling and service tools; and environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases and oil. The occurrence of any of these events could result in the suspension of our drilling or FPSO operations, severe damage to, or destruction of our rigs, injury or death to our personnel and environmental damage and resulting containment and clean-up costs, in addition to administrative and criminal penalties. We are also subject to personal injury and other claims by the crews of our rigs as a result of both marine and drilling operations. We may also be subject to potentially unlimited civil, property, environmental and other damage claims by Petrobras, federal, state or municipal governmental entities and authorities in Brazil, and affected third parties.

We currently have insurance for our rigs covering their hulls and machinery, liability in connection with certain environmental damage and removal of wrecks or debris and third parties liabilities, in amounts that our management deems appropriate. See “Business—Insurance.” All of our dynamically positioned rigs have business interruption insurance, and we intend to seek to acquire business interruption insurance for our drillships.

However, there can be no assurance that insurance we currently have, or insurance we seek to acquire, will be available to us on favorable terms, at reasonable prices or at all, that the amounts of such insurance will be sufficient to cover the related losses, including after taking into account loss deductibles on such insurance, or that the insurers will not dispute their obligations under the policies for any applicable losses.

In addition, at the time of any renewal of the insurance on our rigs, the coverage available to us may be significantly less than our existing coverage and the premiums we are required to pay may be substantially higher than those under our existing policies.

Any of these risks could have a material adverse effect on us and our ability to conduct our operations.

We have a limited number of potential customers.

The E&P market in Brazil is dominated by Petrobras, and the number of other oil and gas E&P companies in the market is limited. Further, mergers among oil and gas E&P companies have reduced, and may from time to time further reduce the number of available customers. In addition, as a result of recently adopted rules, Petrobras will be the sole operator in the Brazilian pre-salt areas under a production sharing regime, further limiting the number of customers available for our units. A reduced number of potential customers could increase the ability of remaining potential customers to achieve favorable pricing terms, which would adversely materially affect us.

Certain of our partnerships or joint ventures may not succeed due to several factors.

Our strategy includes significant growth, including through joint ventures, partnerships and co-investments with various entities, including Sete Brasil, SBM and others. The risks related to our partnerships and joint ventures include, among others: (1) difficulty in maintaining a good relationship with our partners and joint ventures (current and future); (2) financial or operational difficulties of our partners or joint ventures, which difficulties may result in delay or cancellation of joint venture projects or additional investments; and (3) divergence of financial, commercial or strategic interests between us and our partners or joint ventures. The occurrence of these risks may adversely affect the estimated results of our partnerships or joint ventures, may reduce our expected backlog, or may result in the need for additional investments or the loss of investments we have made (or may make in the future) in these partnerships or joint ventures.

We may be subject to conflicts of interest in future transactions with related parties.

We expect to capitalize on synergies with other companies in the Queiroz Galvão Group during the design, development, construction and utilization of our rigs. We also may enter into charter and services agreements with Queiroz Galvão Exploração e Produção S.A., or QGEP, our affiliate that is involved in oil and gas E&P operations in Brazil, and QUIP S.A., or QUIP, our construction services affiliate currently involved in the construction of the FPSO P-63. For instance, in the future, we may enter into agreements for the construction of drillships with a shipyard in which an affiliate of our company owns a substantial equity stake. Although we have no obligation to enter into transactions with related parties, and if we do enter into any such transactions we will do so under terms negotiated on an arm’s length basis, conflicts of interests may arise from our relationship with other companies in the Queiroz Galvão Group and our controlling shareholders, which may adversely affect, interrupt or alter our relationship with other companies in the Queiroz Galvão Group and materially adversely affect our results of operations.

QG S.A. currently holds 51% of QGOG’s voting capital stock, which may give rise to additional conflicts of interests with our public shareholders. See “Certain Relationships and Related Party Transactions—Shareholders’ Agreement.”

Risks Relating to Our Industry

A substantial or extended decline in expenditures by oil and gas companies due to a decline or volatility in oil and gas prices may reduce long-term demand for our services.

Oil and gas prices and market expectations regarding potential changes in these prices significantly affect the level of exploration, development and production activity by oil and gas companies. Oil and gas are commodities, and therefore, their prices are subject to wide fluctuations in response to changes in supply and demand. Historically, the markets for oil and gas have been volatile. According to Bloomberg, the monthly average of West Texas Intermediate (40° API) oil prices over the three-year period ended June 30, 2012, have ranged from record high levels in April 2011 of approximately $113.93 per barrel to low levels of approximately $59.52 per barrel in July 2009, with similar volatility in gas prices. These markets will likely continue to be volatile in the future.

The prices that oil and gas producers receive for their production and the levels of their production depend on numerous factors beyond their control, including, but not limited to:

•	political and economic conditions, including embargoes and wars;

•	the global demand for oil and gas;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	the policies of the Brazilian government regarding exploration and development of their oil and gas reserves;

•	advances in exploration, development and production technology;

•	Brazilian tax and royalty policies; and

•	the development and availability of alternative fuels.

Any prolonged reduction in oil and gas prices may reduce the levels of exploration, development and production activity. Moreover, even during periods of high commodity prices, our customers may cancel or curtail their drilling programs, or reduce their levels of capital expenditures for E&P for a variety of reasons, including their lack of success in exploration efforts. If these or other factors were to reduce the level of exploration, production and development of oil and gas, it could cause our revenue and margins to decline, decrease dayrates and reduce utilization of our rigs and limit our future growth prospects. A significant decrease in dayrates or the utilization of our rigs could materially reduce our revenue and profitability.

A reduction in long-term demand for our services may materially adversely affect our ability to successfully negotiate the renewal terms of our current charter and service contracts or enter into new charter or service contracts upon termination of our current contracts.

Our charter and service agreements are long-term contracts, subject to renewal upon our and our counterparty’s consent. As a result, the long-term profitability of our operations and our ability to successfully negotiate the renewal terms of our drilling contracts depends upon long-term conditions in the oil and gas industry and, specifically, the level of exploration, development and production activity by oil and gas E&P companies. This is particularly relevant to us as an oil and gas contract drilling company, because we make significant investments in and incur significant amounts of indebtedness related to our operating units, and therefore, we depend on the efficient utilization of these assets. Any prolonged reduction in long-term-demand for our services or reduction in the level of exploration, development and production activity of oil and gas, may adversely affect our ability to successfully negotiate the renewal terms of our charter and service contracts over the long-term or enter into new charter or service contracts upon termination of our contracts, which could result in a significant decrease in the utilization of our rigs and materially reduce our revenue and profitability.

Global ultra-deepwater rig and FPSO demand is highly dependent on Petrobras’ development plan for offshore drilling in Brazil.

Petrobras has announced a multi-billion dollar drilling program over the next several years to develop recently discovered oil fields. As a result, we expect Brazil to be a major source of demand growth in the industry. However, Petrobras may not spend the sums outlined in its business plan within the next several years or at all. This is particularly relevant to us as an oil and gas contract drilling company, because we make significant investments in and incur significant amounts of indebtedness related to our operating units, and therefore, we depend on the efficient utilization of these assets. In addition, the extraction of oil and gas from the Brazilian oil fields may be more costly than currently estimated, and the volume and quality of oil and gas reserves may be lower than estimated. Furthermore, Petrobras may not be able to obtain the necessary financing for its E&P program due to budget pressures, higher interest rates, adverse credit or equity markets and other factors. Lower oil prices or lower-than-expected production may also prompt Petrobras to curtail its drilling program. Any substantial reduction in Petrobras’ proposed offshore drilling or FPSO program would reduce demand for offshore drilling or FPSO services worldwide, which may materially erode dayrates and/or utilization rates for our semi-submersible rigs, drillships and FPSO units in which we have investments, which could have a material adverse effect on us.

Our industry is highly competitive and cyclical, with potential intense price competition and oversupply of drilling equipment.

The contract drilling industry is highly competitive with numerous international and domestic industry participants. Drilling contracts are generally awarded on a competitive bid basis. Intense price competition is often the primary factor in the bidding process, although safety records, competency, rig availability and location are also considered in determining which qualified contractor is awarded a contract. Demand for contract drilling and related services is influenced by a number of factors, including current and expected prices of oil and gas and expenditures of oil and gas companies for E&P activities. In addition, demand for drilling services remains dependent on a variety of political and economic factors beyond our control, including the level of costs for Brazilian offshore oilfield and construction services, the discovery of new oil and gas reserves in Brazil, the cost of non-conventional hydrocarbons in Brazil and Brazilian regulatory restrictions on offshore drilling. We believe that the market for drilling contracts will continue to be highly competitive. Our competition includes international companies and Brazilian-controlled companies. Certain of our competitors have more diverse fleets and may have greater financial resources than we do, which may enable them to compete more effective on the basis of price and have more capacity to build new rigs or acquire existing rigs.

Our competition includes international companies and Brazilian-controlled companies. In addition, the contract drilling business is subject to cyclical variations. In particular, the offshore service industry has been highly cyclical, with periods of high demand, limited rig supply and high dayrates, often followed by periods of low demand, excess rig supply and low dayrates. Periods of low demand and excess rig supply intensify the competition in the industry and often result in rigs, particularly lower specification rigs, being idle for long periods of time. Prolonged periods of low utilization and reduced dayrates could result in our having to recognize impairment charges on certain of our rigs if future cash flow estimates, based upon information available to our management at any time, indicates that we may be unable to recover the carrying value of these rigs. If we are unable to compete successfully for future drilling contracts or adequately manage the cyclical nature of our business, it would have a material adverse effect on our margins and our results of operations.

Moreover, demand and contract prices customers are willing to pay for our rigs are affected by the total supply of comparable rigs available for service in Brazil. During prior periods of high utilization and dayrates, industry participants have increased the supply of rigs by ordering the construction of new rigs. Historically, this has created an oversupply of drilling rigs and has caused a decline in utilization and dayrates when these rigs enter the market, sometimes for extended periods of time until such rigs have been absorbed into the active fleet. The entry into service of newly constructed, upgraded or reactivated rigs will increase supply and could reduce, or curtail a strengthening of, dayrates in the affected markets as rigs are absorbed into the active fleet. Any additional increase in construction of new drilling rigs may negatively affect our utilization and dayrates. In addition, the construction of high specification rigs, as well as changes in our competitors’ drilling rig fleets, could require us to make material additional capital investments to keep our rig fleet competitive.

We depend on a limited number of key suppliers and vendors to provide equipment that we need to operate our business, and any failure by our key suppliers and vendors to supply necessary equipment on a timely basis or at all, could materially adversely affect us.

We depend upon a limited number of key suppliers and vendors to provide us with equipment and other services necessary for the construction and operation of our rigs and FPSOs in which we have invested. Although we contract with most of our suppliers and vendors at fixed prices and require them to pay delivery delay penalties, our suppliers may, among other things, extend delivery times, raise contract prices and limit supply due to their own shortages and business requirements. If our suppliers or vendors were to fail to provide equipment or service to us on a timely basis, we could experience disruptions in our operations, which could have a material adverse effect on our revenue and results of operations, and we may be unable to satisfy the requirements contained in our drilling contracts, which could subject us to fines or cancellation of these agreements.

Consolidation among key suppliers and vendors could limit our ability to obtain equipment and services on terms favorable to us. In the last decade, the overall number of suppliers and vendors in this sector has decreased, resulting in fewer alternatives to obtain important equipment and services. Increases in costs or lack of availability of equipment could result in our inability to enter into new EPC contracts for new rigs, or the stoppage of certain our rigs for a prolonged period of time, which could have a material adverse effect on us.

We have a limited operating history in the ultra-deepwater sector, which makes it more difficult to accurately forecast our future results and may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment in our common shares.

Our growth strategy is principally based on our growth in the ultra-deepwater and FPSO markets. Our assets consist of three ultra-deepwater drilling rigs, the Alpha Star, Lone Star and Gold Star, which commenced operations in July 2011, April 2011 and February 2010, respectively. Because of our and the industry’s limited operating history, we lack historical financial and operational data with respect to these ultra-deepwater drilling rigs and FPSOs in which we have invested, making it more difficult for an investor to evaluate our business, forecast our future revenues and other operating results and assess the merits and risks of an investment in our common shares.

This lack of information will increase the risk of your investment in our common shares. These risks and difficulties include uncertainties resulting from having had a relatively limited time period in which to implement our business strategies. If we are not able to successfully meet these challenges, our growth strategy, financial condition, results of operations, cash flows and the price of our common shares could be materially adversely affected.

Failure to employ a sufficient number of skilled workers or an increase in labor costs could materially adversely affect us.

Maintaining low turnover levels among the crew and key officers of our rigs is an important factor in maintaining the level of uptime of our rigs. We must employ skilled personnel to operate and provide technical services to, and support for, our rigs. Shortages of qualified personnel result in higher wages and difficulties in maintaining staffing levels, particularly as a result of the increase in the level of activity in the oil and gas sector in Brazil and the growth of the Brazilian economy generally, which have resulted in more rigs operating in, and under construction to operate in, our area of operations. Due to the anticipated introduction of a number of new rigs and units in the Brazilian market, we expect increased competition for qualified crew and other personnel, and our rigs may lose personnel due to competition for skilled labor from other drilling rig operators.

Turnover among the crew and officers of our rigs also may increase for reasons that are beyond our control. Shortages of qualified personnel to operate our rigs or our inability to obtain and retain qualified personnel could also materially adversely affect the quality and timeliness of the operations of our rigs. Competition for skilled personnel could materially impact our business by limiting or affecting the quality and safety of our operations or increasing our operating costs, which may have a material adverse effect on us.

Changes to, the revocation of, adverse interpretation of, or exclusion from Brazilian tax regimes and international treaties to which we and our clients are currently subject may negatively impact us.

Amounts paid to us by Petrobras and our other clients in Brazil for chartering our offshore units are currently not subject to any Brazilian withholding income tax.

Petrobras is currently involved in a dispute with the Brazilian federal tax authorities regarding whether oil and gas rigs, semi-submersible rigs, drillships and FPSOs are considered “vessels” for purposes of benefiting from a zero percent withholding income tax rate. Brazilian tax authorities have claimed that, for the zero percent withholding income tax rate to be applicable to a vessel, the vessel must be used to transport people or goods. If this interpretation were to prevail, charter payments payable to us would not benefit from the zero percent withholding income tax rate, and instead would be subject to a withholding income tax rate of 15%.

In 2009, a trial court decided that the zero percent withholding income tax rate was applicable to oil rigs, but the Brazilian federal tax authorities appealed this decision, and this appeal is pending.

Petrobras recently announced that is involved in another dispute with the Brazilian Federal Tax authorities regarding payments to companies located in favorable tax jurisdictions for chartering offshore units. In November 2012, a lower judicial court decided that any payments made to favorable tax jurisdictions (including chartering payments) are subject to a withholding income tax rate of 25%, not applying the zero percent withholding income tax rate. Petrobras informed the market that they will appeal from this decision. Although our subsidiaries that are parties to our charter agreements are not located in favorable tax jurisdictions, some of them were located in favorable tax jurisdictions within the statute of limitations period.

In any such cases, although the terms of our charter contracts require Petrobras and our other clients to gross-up any payments to us for tax increases, Petrobras and our other clients could attempt to resist the application of this provision and attempt to not gross-up their payments to us, or not gross-up these payments in full. As a principle, new tax regulations are applied post-issuance of law.

However, with respect to the interpretation of tax rules already in force, Brazilian authorities may try to assess withholding tax related to facts that occurred within the statute of limitations period. If the Brazilian federal tax authorities were to prevail, or if the withholding income tax rate were to increase or the law were to change, our profitability may be materially impaired, and we could be materially adversely affected.

Furthermore, we provide services under interrelated charter and services agreements, as described under “Business—Backlog and Drilling Contracts.” We receive the charter payments outside Brazil, and these payments are not subject to Brazilian income tax, while we receive payments under the services agreements in Brazil, which payments are subject to Brazilian taxes. The Brazilian tax authorities from time to time have questioned other market participants as to whether the contractual split applied to charter and service revenues in these agreements is appropriate. If Brazilian tax authorities were to disapprove of our contractual revenue split, we may be required to pay additional taxes on amounts that may be required to be allocated to service revenues, which could have a material adverse effect on us.

Our results of operations are directly affected by the special customs regime for exportation and importation of goods related to the exploration and production of oil and gas (Regime Aduaneiro Especial de Exportação e Importação de bens destinados à exploração e à produção de petróleo e gás natural), or REPETRO, a Brazilian tax incentive program that allows the use of a special customs arrangement for our importation of goods and equipment for the term of any concession agreement if we use the goods or equipment for the research and development of petroleum and natural gas. The REPETRO system benefits equipment imported—listed by the Federal Revenue Office—under a temporary admission regime, granting full suspension of federal import taxes. This suspension may be applied until December 31, 2020. Moreover, Brazilian States are allowed to reduce the assessment basis of the value-added tax on goods and services (Imposto Sobre Operações Relativas à Circulação de Mercadorias e Sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação), or ICMS, triggered by the import of assets under REPETRO (temporary admission regime) for use in oil and gas production facilities, resulting in a tax burden equivalent to 7.5% (non-cumulative basis) or 3% (cumulative basis). Brazilian States are also authorized to exempt or reduce the ICMS calculation basis (burden equivalent to 1.5% under a cumulative basis) for application in oil exploration facilities. For a more detailed description of the REPETRO regime, see “Business—Brazilian Regulatory Framework—REPETRO.” Our current charter contracts protect us from changes in the REPETRO regime, any termination or modification of this tax incentive program could have a material adverse effect on us.

In accordance with our proposed corporate reorganization, our future effective tax rates are based on tax laws, treaties and regulations, both in Brazil and internationally (especially Brazilian, Dutch, Switzerland and Luxembourg tax treaties). Such tax laws and regulations are frequently challenged and are subject to interpretation. Due to our corporate and operational structure, if we or our clients lose a relevant tax dispute or if there is a material change in the interpretation of such treaties or regulations, or in case any tax authority disregards our fiscal residency in any jurisdiction, our revenue and/or our tax rate could increase substantially and, consequently, our financial results could be materially adversely affected.

Our failure to maintain or renew all necessary authorizations and certifications required for the operation of our rigs, and changes in current licensing regimes may have a material adverse effect on our operations.

The operation of our rigs requires several authorizations from Brazilian government agencies, including the Brazilian Institute of Environment and Renewable Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or IBAMA, ANTAQ and the Brazilian Port and Coast Division (Diretoria de Portos e Costas), or DPC. Obtaining and maintaining necessary authorizations and certifications is a complex, time-consuming process, and we cannot guarantee that we will be able to obtain or maintain all authorizations required for the continued operation of each of our rigs. Our failure to obtain, maintain or renew any such required authorizations or any disputes in connection with any such authorizations, could result in the suspension or termination of the operation of certain of our rigs or the imposition of material fines, penalties or other liabilities, which could have a material adverse effect on our results of operations. In addition, as a result of a decision by the ANP, Petrobras or any other charterer of our rigs may require that we maintain additional quality and safety certifications, or meet certain additional quality and safety targets, during the term of a relevant charter agreement. Our failure to obtain and maintain these certifications or to otherwise meet these targets may result in the early termination of the affected charter agreements or in our failure to be eligible to enter into additional charters which could have a material adverse effect on our revenues and results of operations.

In addition, certain of our drilling contracts require that we comply with applicable international standards, including the International Marine Organization’s Code for the Construction and Equipment of Mobile Offshore Drilling Units. We and our drilling rigs are also subject to laws and regulations governing maritime and drilling operations in Brazil and the technical requirements of third parties, including classification societies and insurers. These laws, regulations and technical requirements include provisions for the protection of the environment, natural resources and human health and safety and also require the payment of taxes, the maintenance of classifications, and the maintenance of various permits and licenses. These laws, regulations and technical requirements may require us to incur significant expenditures, and breaches may result in fines and penalties, which may be material. We will be responsible for bearing any increased costs required to maintain compliance with any such laws, regulations or other requirements.

Changes in local content policies may adversely affect our business.

The local content policy in Brazil has historically required that for E&P companies in Brazil, approximately at least 70% of their investments in capital goods must be contracted with local service providers and producers. Although once voluntary, compliance with minimum local content requirements has become part of the qualifying criteria in assessing bids for exploration blocks at ANP auctions. In fact, from and after the seventh ANP bidding round for concessions of oil and gas blocks, concessions have included minimum local content requirements for a list of items both during the exploration and the production phase. Since 2007, compliance with minimum local content requirements is required to be verified by means of certificates. In effect, as of the issuance of Rulings 36/2007–39/2007, ANP applies a certification system for compliance of minimum local content requirements, applicable to concession agreements granted before and after the seventh bidding round. Recent discoveries of oil and gas in the pre-salt area have led to debates among governmental authorities, investors, the press and the Brazilian public about the need to make changes to the regulatory framework of the oil and gas sector. It is not yet possible to determine to what extent these changes will affect the current system of exploration concessions granted by ANP and consequently, the potential adverse effect on our activities. Further to domestic local content policies, our business significantly depends on the local content policies adopted by participants in the oil and gas sectors, especially Petrobras.

Complex and stringent environmental laws and regulations may increase our exposure to environmental and other liabilities, may increase our operating costs and adversely affect the operation of our rigs.

The operation of our rigs is subject to Brazilian environmental laws, regulations and standards at the federal, state and local levels. Compliance with these laws, regulations and standards may require installation of additional costly equipment, increased staffing, and higher operating expenses. Violation of these laws, regulations and standards may result in administrative and criminal penalties for us, such as fines, suspension or interruption of our operations, and prohibitions or restrictions on participation in future charter bids sponsored by government-controlled entities, among other sanctions. As some Brazilian environmental laws impose strict and unlimited civil liability for remediation of damages in connection with spills and releases of oil and hazardous substances, we could be subject to liability even if we were not negligent or at fault. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, including charterers or third-party agents. To the extent that we are subject to environmental liabilities, the payment of any such liabilities or the costs that we may incur to remedy environmental pollution could have a material adverse effect on our operations and financial condition.

The laws, regulations and technical requirements governing maritime and drilling operations in Brazil have become increasingly complex, more stringently enforced and more expensive to comply with, and this trend is likely to continue. In addition, as a result of the 2010 major oil spill in the Gulf of Mexico, significant concerns regarding the safety of offshore oil drilling have been raised. In addition, the November 2011 oil spill in the Frade field offshore Brazil has led to the severe regulatory fines being imposed and criminal charges being filed against Chevron and Transocean and certain of their executives. Amendments to existing laws and regulations or changes in the application or the creation of new laws, regulations and technical standards may be highly restrictive and impose significantly increased costs on the operation of our business, or otherwise materially adversely impact our operating results or future prospects.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely impact our business, results of operations and financial condition.

All of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations. The Brazilian government’s actions to control inflation and other regulations and policies have in the past involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls, limits on imports and other actions. We have no control over, and cannot predict the measures or policies that the Brazilian government may adopt in the future. Our business, results of operations and financial condition may be adversely affected by changes in public policies at the federal, state and municipal levels, related to taxes, currency exchange control, as well as other factors, such as:

•	applicable regulations and increase fines for any violations of law applied by the Brazilian government, including through the ANP, as well as state and local governments;

•	expansion or contraction of the Brazilian economy, as measured by the variation of Brazil’s gross domestic product;

•	interest rates;

•	currency depreciation and other fluctuations in exchange rates;

•	inflation rates;

•	liquidity of domestic capital and financial markets;

•	fiscal policy and the applicable tax regime;

•	social and political instability;

•	energy shortages; and

•	other diplomatic, political, social and economic developments in or affecting Brazil.

These and other future developments in the Brazilian economy and governmental policies may materially adversely affect us.

If Brazil were to experience higher inflation, our margins and our ability to access the international financial markets may be reduced. Government measures to curb inflation may have material adverse effects on the Brazilian economy and on us.

Brazil has in the past experienced extremely high rates of inflation, which led its government to pursue monetary policies that have contributed to one of the highest real interest rates in the world. Since the introduction of the Real Plan in 1994, the annual rate of inflation in Brazil has decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA. Inflation measured by the IPCA index was 4.3%, 5.9% and 6.5% in the years ended December 31, 2009, 2010 and 2011, respectively. Inflation and the Brazilian government’s inflation containment measures, principally through monetary policies, have had and may have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit. Conversely, more lenient policies and lower interest rates may trigger higher inflation, with the consequent reaction of sudden and significant interest rate increases, which could have a material adverse effect on the Brazilian economic growth and us.

If Brazil were to experience high inflation in the future, our operating costs may increase and our operating and net margins may decrease. Inflationary pressures may also curtail our ability to access the international financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy. In addition, most of our operating costs are denominated in reais and incurred in Brazil, which therefore exposes us to the effects of inflation in Brazil, which may adversely affect us.

Political, economic and social developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market value of our securities.

The market for securities issued by a company that is significantly exposed to the Brazilian market and economy, such as us, may be influenced, to varying degrees, by economic and market conditions in other countries, especially other Latin American and other emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Adverse economic conditions in other countries have at times resulted in significant outflows of funds from Brazil including, for example, in economic crises in Greece, Spain, Portugal, Ireland and Italy. The Brazilian economy also is affected by international economic and market conditions generally. These factors could materially adversely affect the market value of our securities and impede our ability to access the international capital markets and finance our operations in the future on terms acceptable to us or at all.

Exchange rate instability may adversely affect our financial condition and expected results of operations.

The Brazilian currency has during the past decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per $1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per $1.00 in August 2008. As a result of the crisis in the global financial markets since mid-2008, the real depreciated 31.9% against the U.S. dollar over the course of 2008 and reached R$2.34 per $1.00 on December 31, 2008. The exchange rate as of December 31, 2011 and September 30, 2012 was R$1.88 and R$2.03, respectively, per $1.00. If the real appreciates significantly against the U.S. dollar, our results of operations may be adversely affected.

Risks Relating to the Offering and an Investment in Our Common Shares

The price of our common shares after the offering may be volatile.

The trading price of our common shares could fluctuate significantly as a result of various factors, including:

•	actual or anticipated fluctuations in our quarterly and annual results, including when compared to levels that may be projected by securities analysts;

•	mergers and strategic alliances in the offshore contract drilling industry in Brazil and generally;

•	market conditions in the offshore contract drilling industry and general economic conditions in Brazil and generally;

•	changes in government regulations;

•	changes in our dividend policy;

•	announcements concerning us or our competitors;

•	any lack of coverage of our company by securities analysts after this offering;

•	terrorist acts;

•	future issuances of our common shares or other securities;

•	sales of substantial amounts of our common shares or the perception that such sales could occur;

•	investors’ perception of us and the offshore contract drilling industry in Brazil and generally;

•	the general state of the securities market; and

•	other developments affecting our business, our industry or our competitors.

Operating and financial results of companies in the offshore contract drilling industry have been unpredictable and volatile. Securities markets worldwide are experiencing significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common shares despite our operating performance. Consequently, you may not be able to sell any common shares at prices that are at least equal to the purchase price established for this offering.

You may face difficulties in serving process on or enforcing judgments against us, our affiliates and our directors and officers.

We are incorporated under the laws of Luxembourg, and all of the current members of our board of directors, our executive officers and some of the experts named in this prospectus reside in Brazil or elsewhere outside the United States. The majority of our assets are located outside the United States. Upon the consummation of this offering, only one member of our Board of Directors will be a resident of the United States. As a result, it may be difficult for investors to effect service of process upon us or these persons within the United States or other jurisdictions outside Luxembourg or Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Luxembourg or Brazil. In addition, because substantially all of our assets and all of our directors and officers reside outside the United States, any judgment obtained in the United States against us or any of our directors or officers may not be collectible within the United States. Because (1) there is uncertainty as to whether the courts of Luxembourg would enforce judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws, and (2) judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our board of directors or executive officers than would shareholders of a U.S. corporation. See “Enforceability of Civil Liabilities.”

Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.

Our controlling shareholder has the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of any future dividends. Our controlling shareholder may have an interest in pursuing acquisitions, dispositions, financings or similar transactions that could conflict with your interest as a holder of our common shares. For a description of our ownership structure, see “Principal Shareholders.”

We are exempt from some of the corporate governance requirements of the New York Stock Exchange.

We are a foreign private issuer, as defined by the SEC for purposes of the Securities Exchange Act of 1934, or the Exchange Act. As a result, for so long as we remain a foreign private issuer, we will be exempt from, and you will not be provided with the benefits of, some of the corporate governance requirements of the New York Stock Exchange, or the NYSE. We are permitted to follow the practice of companies incorporated in Luxembourg that are not listed on any European stock exchange in lieu of the provisions of the NYSE’s corporate governance rules, except that:

•	we are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act;

•	we are required to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards;

•

our chief executive officer is obligated to promptly notify the NYSE in writing after any of our executive officers becomes aware of any non-compliance with any applicable provisions of the NYSE corporate governance rules; and

•

we must submit an executed written affirmation annually to the NYSE. In addition, we must submit an interim written affirmation as and when required by the interim written affirmation form specified by the NYSE.

The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers with shares listed on the NYSE. We intend to rely on the following exemptions as a foreign private issuer listed on the NYSE:

•	a majority of our Board of Directors will not be independent;

•	we do not have a compensation committee or a nominating or corporate governance committee of our Board of Directors as of the date of this offering;

•	we will not hold at least one executive session of solely independent members of our Board of Directors each year; and

•	we will not adopt corporate governance guidelines.

As a result, you will not be provided with the benefits of certain corporate governance requirements of the NYSE, which may adversely affect the market price of our common shares.

There is no guarantee that an active and liquid public market will develop for you to resell our common shares.

In connection with this offering, we will apply to list our common shares on the NYSE, subject to official notice of issuance. We cannot assure you that an active and liquid public market for our common shares will develop as a result of their listing on the NYSE. If an active public market for our common shares does not develop on the NYSE following the completion of this offering, the market price and liquidity of our common shares may be materially and adversely affected. The initial public offering price for our common shares will be determined by negotiation between us and the underwriters based upon several factors, and the trading price of our common shares after this offering may decline below the initial public offering price. As a result, investors may experience a significant decrease in the market price of our common shares.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common shares less attractive because we will rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares, and our share price may be more volatile.

Future sales of our common shares could lower the share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional common shares in subsequent offerings. We may also issue additional common shares or convertible securities. After the completion of this offering, we will have              outstanding common shares, including              shares that we are selling in this offering (assuming no exercise of the underwriters’ option to purchase additional common shares).

Following the completion of this offering, Queiroz Galvão Oil & Gas, Constellation Holdings S.à.r.l. and Constellation Coinvestment Fund S.à.r.l. will own             ,              and              common shares, or approximately     %,     % and     % respectively, of our total outstanding common shares, respectively, and certain of our officers and directors will own              common shares, or approximately     % of our outstanding common shares, all of which are restricted from immediate resale under the U.S. federal securities laws and are subject to lock-up agreements between such parties and the underwriters described in “Underwriting,” but may be sold into the market in the future.

We cannot predict the size of future issuances of our common shares or the effect, if any, that future issuances and sales of our common shares will have on their market price. Sales of substantial amounts of our common shares, or the perception that such sales could occur, may adversely affect the market prices of our common shares.

We may not be able to make distributions without subjecting you to Luxembourg withholding tax.

Any dividends paid by us will be subject to a Luxembourg withholding tax at a rate of 15% for the year ending 2012 (17.65% if the withholding tax is not deducted from the dividend paid to the shareholder), subject to the exceptions provided by Luxembourg tax law or by double tax treaties entered into by the Grand Duchy of Luxembourg and the country of tax residency of our shareholders. For more details, please refer to the summary under “Taxation—Certain Luxembourg Tax Considerations for Holders of Common Shares—Tax Regime Applicable to Distributions—Reduction of Luxembourg Withholding Tax.” The withholding tax must be withheld from the gross distribution and paid to the Luxembourg tax authorities.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets for any taxable year produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, but does not include income derived from the performance of services.

U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. We believe that we will not be a PFIC for the current taxable year or for any future taxable year. Based on our operations described herein, all or a substantial portion of our income from our drilling contracts should not be treated as passive income, and thus all or a substantial portion of the assets that we will own and operate in connection with the production of that income should not constitute passive assets, for purposes of determining whether we are a PFIC. However, this involves a facts and circumstances analysis and it is possible that the U.S. Internal Revenue Service would not agree with this conclusion. Please read “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative corollary of these terms or other similar expressions. The statements we make regarding the following subject matters are forward-looking by their nature:

All statements related to our future financial condition contained in this prospectus, including business strategy, budgets, cost projections, and management plans and goals for future operations, are “forward-looking statements.” These statements can be identified by the use of expressions such as “may,” “will,” “could,” “expect,” “intend,” “believe,” “plan,” “anticipate,” “estimate,” or “continue,” or the negative forms thereof, or similar terms. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include but are not limited to:

•	our strategy, including the expansion and growth of our operations and our ability to make future investments on attractive terms;

•	expected useful lives of our rigs and FPSOs in which we have invested;

•	future capital expenditures and refurbishment costs;

•	our inability to secure financing on attractive terms;

•	our inability to maintain operating expenses at adequate and profitable levels;

•	delay in, payments by, or disputes with Petrobras or other customers under our charter or services agreements;

•	our inability to comply with, maintain, renew or extend the charter and services agreements with Petrobras or our other customers;

•	our inability to charter our units upon termination of our charter and services agreements at profitable dayrates.

•	our inability to respond to new technological requirements in the areas in which we operate;

•	the occurrence of any accident involving our rigs and FPSOs and other units in the industry;

•	if any of our partnerships and joint ventures do not succeed;

•	changes in governmental regulations that affect us or our customers and the interpretations of those regulations;

•	increased competition in the drilling and FPSO market;

•	general economic, political and business conditions in Brazil and globally;

•	the development of alternative sources of fuel and energy; and

•	the other factors referred to under the caption “Risk Factors” and otherwise in this prospectus.

Some of these factors are analyzed in greater detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors.” The forward-looking statements contained herein are valid only as of the date they were made, and therefore, potential investors should not unduly rely on such forward-looking statements. These warnings should be taken into account in connection with any forward-looking statement, oral or written, that we may make in the future. We assume no obligation to update publicly or to revise any such forward-looking statements after we distribute this prospectus, for the purpose of reflecting subsequent events or developments or the occurrence of unexpected events. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses, will be approximately $        million (or approximately $        million if the underwriters exercise their option to purchase additional common shares in full), assuming the shares are offered at $        per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of common shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions.

We intend to use the net proceeds from this offering (1) to make down payments for two ultra-deepwater drillships, one of which is subject to the exercise of an option pursuant to a letter of intent we have executed with Samsung (as described in “Summary—Recent Developments”), (2) to make capital expenditures and related expenses for certain existing projects and (3) to make capital expenditures and investments related to expected new projects, including new opportunities involving the purchase of assets, and/or equity interests in, drilling and/or production service companies, and related expenses in connection therewith and for general corporate purposes, including the payment of an IPO completion bonus to certain of our employees (as described in “Management—Compensation—IPO Completion Bonus”). Specifically, we expect to allocate the net proceeds as follows:

Allocation	Percentage		Estimated net proceeds (in millions of $) (1)
Down payments for two ultra-deepwater drillships		%
Capital expenditures for certain existing projects		%
Capital expenditures for new projects and general corporate purposes		%

Total	100.0%

(1)	Assuming the underwriters do not exercise their option to purchase additional common shares.

DIVIDEND POLICY

We have not paid a dividend on our common shares, in cash or otherwise, and we do not intend to do so in the near future. Any future determination relating to our dividend policy will be made by our Board of Directors and will depend on a number of factors, including our earnings, capital requirements, contractual restrictions, financial condition and future prospects, together with any other factors that our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our total capitalization as of September 30, 2012, as follows:

•	on an actual basis;

•

on an as adjusted basis to give effect to (1) the issuance of the 6.250% senior notes due 2019 in an aggregate principal amount of $700.0 million in November 2012 and (2) the application of the net proceeds therefrom of $683.3 million (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments”); and

•

on an as further adjusted basis to give effect to the issuance and sale of $        of our common shares pursuant to this prospectus at an assumed price of $        , after deduction of commissions and expenses we must pay in connection with this offering.

You should read this information in conjunction with our financial statements and the related notes appearing elsewhere in this prospectus, the “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and other financial information contained in this prospectus.

	As of September 30, 2012
	Actual	As Adjusted	As Further Adjusted
	(in millions of $)
Short-term debt	1,070.7
Long-term debt	2,265.5

Total debt	3,336.2

Common shares, $1.00 par value; 55,632,446 shares issued and fully paid on an actual basis	55.6
Share premium	470.5
Other reserves	(5.0)
Retained earnings	740.8
Equity attributable to the owners of our company	1,261.9

Non-controlling interest	(24.3)

Total shareholders’ equity	1,237.6

Total capitalization (1)	4,573.8

(1)	Total capitalization is short-term debt plus long-term debt plus total shareholders’ equity.

DILUTION

If you invest in our common shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per common share after this offering. Our net tangible book value as of September 30, 2012, was $1,237.6 million, corresponding to a net tangible book value of $        per common share (as adjusted to reflect a stock split of         -to-         approved by our Board of Directors on                     , 2012). Net tangible book value per share represents our total tangible assets reduced by the amount of our total liabilities, divided by the total number of our common shares outstanding after giving effect to this offering.

After giving effect to the sale of our common shares at an assumed initial public offering price of $        per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2012, would have been approximately $        per common share. This amount represents an immediate increase in net tangible book value of $        per common share to our existing shareholders and an immediate dilution in net tangible book value of approximately $        per common share to new investors purchasing common shares in this offering. We determine dilution by subtracting the as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a common share.

The following table illustrates this dilution:

Assumed initial public offering price per share	$	$
Net tangible book value per share as of September 30, 2012	$	$
Increase per share attributable to this offering	$	$
Pro forma net tangible book value per share after this offering	$	$
Dilution per share to new investors	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the range set forth on the cover page of this prospectus), would increase (decrease) our consolidated net tangible book value after this offering by $        and the dilution per share to new investors by $        , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional common shares in full in this offering, the as adjusted net tangible book value after this offering would be $        per share, the increase in net tangible book value per share to existing shareholders would be $        and the dilution per share to new investors would be $        per share, in each case assuming an initial public offering price of $        per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus).

The following table summarizes, as of September 30, 2012, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing shareholders and new investors paid. The calculation below is based on an assumed initial public offering price of $        per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors			%			%

Total		100%			100%

If the underwriters exercise their option to purchase additional common shares in full:

•	the percentage of common shares held by existing shareholders will decrease to approximately % of the total number of common shares outstanding after this offering; and

•	the number of common shares held by new investors will increase to , or approximately % of the total number of common shares outstanding after this offering.

SELECTED FINANCIAL AND OTHER DATA

The following tables set forth our selected financial and other data. You should read the following selected financial and other data in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. The summary statement of operations for the nine-month periods ended September 30, 2012 and 2011 and for the three years ended December 31, 2011 and the summary statement of financial position data as of September 30, 2012 and December 31, 2011 and 2010, are derived from:

•	our unaudited condensed consolidated interim financial information as of September 30, 2012 and for the three and nine-month periods ended September 30, 2012 and 2011; and

•	our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011.

The audited combined financial statements as of December 31, 2011 and 2010, and for each of the three years ended December 31, 2011 have been restated as described in the “Presentation of Financial and Other Information” section.

Our results for the nine-month period ended September 30, 2012 are not necessarily indicative of the results to be expected for the year ending December 31, 2012.

	For the nine-month period ended September 30, (unaudited)		For the year ended December 31,
	2012	2011	2011	2010	2009
	(in millions of $, except per share data)
Statement of Operations Data:
Net operating revenue	575.9	415.3	586.3	346.8	156.6
Costs of services	(342.5)	(314.5)	(466.1)	(264.5)	(141.2)

Gross profit	233.5	100.9	120.2	82.3	15.4
General and administrative expenses	(31.5)	(22.1)	(29.8)	(24.7)	(20.0)
Other operating income (expenses), net	1.8	(10.5)	(11.3)	(34.3)	(15.9)

Operating profit (loss)	203.8	68.2	79.1	23.3	(20.5)
Financial costs, net	(94.2)	(92.7)	(118.5)	(76.3)	(32.0)
Share of results of joint ventures	2.4	0.5	1.0	6.2	6.9

Income (loss) before taxes	112.0	(23.9)	(38.4)	(46.8)	(45.6)
Taxes	(0.7)	(0.7)	(5.1)	1.5	0.9

Net income (loss) for the period	111.3	(24.7)	(43.5)	(45.3)	(44.7)

Net earnings (loss) per common share (1):
Basic	2.00	(0.44)	(0.71)	(0.81)	(0.80)
Diluted	2.00	(0.44)	(0.71)	(0.81)	(0.80)
Weighted average common shares outstanding (thousands of common shares):
Basic	55,632	55,632	55,632	55,632	55,632
Diluted	55,632	55,632	55,632	55,632	55,632

(1)	Net income per share as attributed to the company excludes income/losses attributed to non-controlling interests.

The following table sets forth a reconciliation of our EBITDA to net income (loss) for each of the periods and years presented:

	For the nine–month period ended September 30, (unaudited)		For the year ended December 31,
	2012	2011	2011	2010	2009
	(in millions of $)
Other Financial Information:
Net income (loss) for the period/year	111.3	(24.7)	(43.5)	(45.3)	(44.7)
(+) Financial costs, net	94.2	92.7	118.5	76.3	32.0
(+) Taxes	0.7	0.7	5.1	(1.5)	(0.9)
(+) Depreciation	119.4	92.5	131.3	90.6	49.5

EBITDA (1)(2)	325.6	161.2	211.4	120.1	35.9

EBITDA margin (%) (3)	56.5%	38.8%	36.1%	34.6%	22.9%

(1)	EBITDA was adversely impacted by provisions related to penalties due to late delivery of rigs of $10.7 million for the nine-month period ended September 30, 2011 and $10.8 million, $35.0 million and $17.3 million for the years ended December 2011, 2010 and 2009, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year Ended December 31, 2011 Compared with Year Ended December 31, 2010—Other Operating Expenses, Net” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year Ended December 31, 2010 Compared with Year Ended December 31, 2009—Other Operating Expenses, Net.”
(2)	EBITDA is a non-GAAP measure prepared by us. EBITDA consists of: net income, plus financial costs, net, taxes and depreciation. EBITDA is not a measure defined under IFRS, should not be considered in isolation, does not represent cash flow for the periods indicated and should not be regarded as an alternative to cash flow or net income, or as an indicator of operational performance or liquidity. EBITDA does not have a standardized meaning, and different companies may use different EBITDA definitions. Therefore our definition of EBITDA may not be comparable to the definitions used by other companies. We use EBITDA to analyze our operational and financial performance, as well as a basis for administrative decisions. The use of EBITDA as an indicator of our profitability has limitations because it does not account for certain costs in connection with our business, such as financial costs, net, taxes, depreciation, capital expenses and other related expenses.
(3)	EBITDA margin is a non-GAAP measure prepared by us. EBITDA margin is calculated by dividing EBITDA by net operating revenue for the applicable period.

	As of September 30, (unaudited)	As of December 31,
	2012	2011	2010	2009
	(in millions of $)
Statement of Financial Position:
Cash and cash equivalents	276.7	188.9	84.3	63.1
Short-term investments	116.1	138.7	8.5	36.1
Restricted cash	17.9	26.3	29.6	—
Total assets	5,132.8	4,734.1	3,678.5	2,912.5
Total loans and financings	3,336.2	2,440.5	2,006.3	1,716.6
Total liabilities	3,895.2	3,611.7	2,451.5	2,049.6
Shareholders’ equity	1,237.6	1,122.4	1,227.0	862.9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial information as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011, our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011, included in this prospectus, as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Data.”

The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in these estimates and forward-looking statements as a result of various factors, including, without limitation, those set forth in “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a market leading Brazilian-controlled provider of offshore oil and gas contract drilling and FPSO services in Brazil. We are also one of the ten largest drilling companies globally, as measured by ultra-deepwater and deepwater drilling rigs in operation. We believe that our size and over 30 years of continuous operating experience in this industry provides us a competitive advantage in the Brazilian oil and gas market. In particular, we believe we are well positioned to benefit from the expected increase in ultra-deepwater drilling activity in Brazil, a market segment driven primarily by the recent discoveries of vast potential oil and gas reserves in the pre-salt layer offshore Brazil. We own and hold ownership interests in a fleet of state-of-the-art offshore and onshore drilling rigs and FPSOs, including eight ultra-deepwater rigs in operation, under mobilization or under construction. In 2011, we recorded net operating revenues of $586.3 million, a 2009-2011 annual net operating revenue CAGR of 93.5% and an EBITDA margin of 36.1%. For the nine-month period ended September 30, 2012, we recorded net operating revenues of $575.9 million and an EBITDA margin of 56.5%. We plan to continue our growth strategy through investments in additional premium ultra-deepwater drilling units and FPSOs. We are part of the Queiroz Galvão Group, which through QG S.A., the group’s Brazilian holding company, is one of the largest Brazilian conglomerates with $3.4 billion in consolidated gross revenues in 2011 and with a proven track record in heavy construction, energy, oil and gas, infrastructure, real estate, agriculture and steel. We have successfully capitalized on our market-leading position and industry expertise to accumulate a contract backlog of $10.9 billion as of September 30, 2012, a 136.6% increase from our contract backlog as of December 31, 2008.

Our results of operations for the nine-month periods ended September 30, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009 were influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•

the expansion or contraction of the global fleet of offshore drilling rigs and FPSO units, which affects the supply of drilling rigs and FPSO units available for contract work and the prevailing dayrates that we are able to negotiate in our contracts;

•	the levels of exploration and development spending of Petrobras and other E&P players worldwide;

•	additions to our fleet of drilling rigs, increasing our net operating revenue, operating expenses and financial expenses;

•	upgrades to our fleet of drilling rigs;

•	our ability to enter into long-term charter agreements for our drilling rigs, generating a backlog of committed net operating revenue for our company;

•	the uptime, utilization and dayrates of our drilling rigs, which are the primary determinants of our net operating revenue; and

•	the results of operations of those companies in which we have equity investments, a pro rata portion of which is included in our results of operations under the equity method.

Our financial condition and liquidity are influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	our ability to borrow funds from financial institutions and to sell our debt securities in the international capital markets; and

•

our capital expenditure requirements, primarily consisting of construction of new offshore drilling rigs, maintenance of our existing drilling rigs, equity contributions to joint ventures and investments in our operations.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We are a holding company organized under the laws of Luxembourg. We completed our corporate reorganization in August 2012. As part of our corporate reorganization, each shareholder of Constellation contributed its shares in Constellation to us in exchange for our issuance of our common shares to them in the same proportion that each such shareholder held in Constellation. Following this contribution, these shareholders transferred their common shares in us to our current shareholders, which in turn are controlled by the former shareholders of Constellation. See “Principal Shareholders” for further information. The contribution of the outstanding capital stock of Constellation to us was accounted for at its historical cost as this entity is under common management and control with us. As a result, we own all of the outstanding capital stock of Constellation.

For the purpose of this prospectus, we have included the following financial statements (included elsewhere in this prospectus):

•	our unaudited condensed consolidated interim financial information as of September 30, 2012 and for the three and nine-month periods ended September 30, 2012 and 2011; and

•	our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011.

Our financial statements have been prepared in accordance with IFRS as issued by the IASB. The functional currency of the issuer and most of its subsidiaries is the U.S. dollar. Our combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011 have been audited by our independent auditors, as set forth in their report included elsewhere in this prospectus. Our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011 have been restated to correct an error in our accounting policy related to the recognition of mobilization revenues and costs. As a result, we defer mobilization revenues and costs over the period that we charter and we provide operation services, which is consistent with the general pace of activity, the level of services we provide and dayrates we earn over the life of the related contract. For a discussion of this restatement and its related effects, see note 31 to our audited combined financial statements included elsewhere in this prospectus. Management’s Discussion and Analysis of Financial Condition and Results of Operations has been revised for the effects of the restatement.

Our unaudited condensed consolidated interim financial information as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011, and our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011 are derived from the combination of (1) the financial statements of Constellation for the corresponding periods, utilizing historical results of operations, assets and liabilities and (2) the historical financial information of QGOG Constellation as of and for the nine-month period ended September 30, 2012, and as of December 31, 2011 and for the period from August 30, 2011 (the date of our incorporation) to December 31, 2011. These combined financial statements have been prepared considering that we and Constellation were under common management and control.

New and Revised Financial Accounting Standards

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period is irrevocable.

Critical Accounting Policies and Estimates

The preparation of our financial statements and related disclosures in accordance with IFRS requires our management to make estimates, judgments and assumptions that affect the amounts reported in our financial statements and accompanying notes.

Our management must judge and develop estimates for the carrying values of assets and liabilities which are not easily obtainable from other sources. The estimates and associated assumptions are based on historical experience and other factors considered relevant. Actual results could differ from those estimates.

We continually review these estimates and underlying assumptions. We recognize the effects of revisions to accounting estimates are recognized in the period that estimates are revised if the revision affects only that period, or also in later periods if the revision affects both current and future periods.

Our management has concluded that the most significant judgments and estimates considered during the preparation of our financial statements are the following:

Financial Instruments

Our main financial instruments include cash and cash equivalents, short-term investments, restricted cash, trade and other receivables, receivables from related parties, trade and other payables, payables to related parties, loans and financings and derivative financial instruments.

Our financial assets and liabilities are initially recognized at their fair value plus the costs directly attributable to their purchase or issue. Subsequent to initial recognition, our financial non-derivative assets and liabilities are measured as of each balance sheet date according to their classification, which is defined upon initial recognition based on the purposes for which they were acquired or issued, as described below:

•

Financial assets measured at fair value through profit or loss: these include financial assets acquired for sale (acquired primarily to be sold in the short term or settled against to loan or financing), or designated upon initial recognition at fair value through profit and loss. Interest, monetary and exchange variation and variations arising from fair value measurement, are recognized in profit or loss as financial revenues or expenses, when incurred. For the years presented, we have cash equivalents, short-term investments and restricted cash in this category; and

•

Loans and receivables: these include non-derivative financial assets with fixed or determinable payments that are not quoted on an active market which, after initial recognition are measured based on their amortized cost under the effective interest rate method. The interest, monetary and exchange variation, less losses in recoverable value, when applicable, are recognized in profit or loss as financial revenues or expenses, when incurred. For the years presented, we have bank deposits, trade receivables, receivables from related parties and other assets in this category.

Our non-derivative financial liabilities, which are not normally traded prior to maturity, are not measured at fair value. After initial recognition they are measured on the amortized cost based on the effective interest rate method. The interest, monetary and exchange variation, when applicable, are recognized in profit or loss when incurred. We have loans and financings, trade accounts payable, payables to related parties and other liabilities, which are classified in this category.

We have no forward contracts, option, swaptions (swaps with non-exercise options), flexible options, derivatives embedded in other products or exotic derivatives. We do not conduct derivative transactions for speculative purposes, thus reaffirming our commitment to our policy of conservative management of cash.

Our management believes that the carrying amounts of our remaining financial instruments are not significantly different from their fair value as it considers that interest rates on these instruments are not significantly different from market rates.

Derivative financial instruments

We enter into derivative financial instruments, including interest rate swaps, to manage our exposure to interest rate risk. Our derivatives are measured at fair value at inception and at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months.

Hedge accounting

We designate certain derivative instruments used to protect against interest risks as cash flow hedges.

At the inception of the hedge relationship, we document the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, we document whether the hedging instrument is effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive loss. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the other financial gains and losses line item.

Amounts previously recognized in other comprehensive loss and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the consolidated statement of operations as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive loss and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when we revoke the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive loss and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Provisions for Claims and Other Obligations

Claims against us, including known but unascertained claims, are recognized as a liability and/or are disclosed in notes to our financial statements, unless the likelihood of loss is considered as remote by our internal and external legal counsel.

The accounting for claims and other obligations as a liability on our financial position is made when the loss amount can be reliably estimated. Due to their nature, claims and other similar obligations will be settled when one or more future events occur. Normally, the occurrence or non-occurrence of these events does not depend on our performance. This prevents accurate estimates as to the precise date on which these events will occur. The assessment of these liabilities is subject to varying degrees of legal uncertainty and interpretation and requires significant estimates and judgments by our management on the result of future events.

Useful Lives of Property, Plant and Equipment

All property, plant and equipment is carried at cost less accumulated depreciation. Property, plant and equipment consist primarily of offshore and onshore drilling rigs and related equipment. Equipment under construction is built by a third-party shipyard and the related cost is recognized at cost based on actual costs incurred in the construction of the equipment.

The carrying value of property, plant and equipment is based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values of our rigs. These estimates, assumptions and judgments reflect both historical experience and expectations regarding future industry conditions and operations. We compute depreciation using the straight-line method. At the end of each year, we review the estimated useful lives of our drilling units.

Impairment of Property, Plant and Equipment

Assets that are subject to depreciation are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Determining whether property, plant and equipment is impaired requires an estimation of the value in use of the related asset or cash-generating unit. The value used requires us to estimate future cash flows expected to arise from the related asset or cash-generating unit and the related discount rate in order to calculate the present value. We have not recognized any impairment of losses on long-lived assets.

Investments in Joint Ventures

For investments in joint ventures, we apply the equity method of accounting. Under the equity method of accounting, an investment is initially recognized at cost and adjusted thereafter to recognize our share of the profit or loss and other income of these joint ventures. When our share of losses of a joint venture exceeds our interest in such joint venture, we discontinue recognizing our share of any further losses. Additional losses are recognized only to the extent that we have incurred legal or contractual obligations or made payments on behalf of the joint ventures.

When we enter into transactions with a joint venture, we eliminate the profit and loss resulting from such transaction to the extent of our participation in the joint venture.

Outcome of Contract Negotiations

During the normal course of business, our subsidiaries enter into contracts with third parties causing such subsidiary to assume obligations under the contract. In the event of any contractual dispute, our management is required to exercise judgment in considering uncertainty in the outcome of negotiations, which may have a material impact on the assets and liabilities of our company.

For additional information regarding our significant accounting policies, see notes 3 and 4 to our audited combined financial statements. For information regarding recent accounting standards, see note 2 to our audited combined financial statements.

Principal Factors Affecting Our Results of Operations

Additions and Upgrades to Our Fleet of Drilling Rigs

Offshore Drilling Rigs

Our business strategy focuses on the expansion of our ultra-deepwater drilling capacity. We have expanded our offshore drilling capabilities in recent years through the construction of new rigs, and we plan to continue pursuing opportunities to expand and upgrade our fleet to achieve greater technological capability, which should increase our operational efficiencies.

Since December 31, 2008, we have commenced operations of the following drilling rigs (dayrates are shown as of September 30, 2012 considering a real/$ exchange rate of R$2.0306 to $1.00):

•	Alpha Star in July 2011, currently under contract at a dayrate of $431,513;

•	Lone Star in April 2011, currently under contract at a dayrate of $349,211;

•	Gold Star in February 2010, currently under contract at a dayrate of $354,788;

•	Olinda Star in August 2009, currently under contract at a dayrate of $292,297;

•	Amaralina Star in September 2012, currently under contract at a dayrate of $422,572; and

•	Laguna Star in November 2012, currently under contract at a dayrate of $422,572.

In addition, we completed upgrades of (1) Atlantic Star in February 2011, currently under contract at a dayrate of $292,368 as of September 30, 2012, and (2) Alaskan Star in December 2010, currently under contract at a dayrate of $304,063 as of September 30, 2012.

The commencement of operations of these units has also significantly increased our net operating revenue, operating expenses and financial expenses (as financial charges relating to the project financing of these units are no longer capitalized after the commencement of their operation).

Penalties may be applied by our customers on a one-time basis for each contract when we deliver and commence operation of a drilling rig after its contracted delivery date. We expense penalties based on our best estimate of the date of delivery of the unit and considering the likelihood of the customer applying contractual penalties.

Gold Star and Alpha Star were delivered five months and nine months ahead of schedule, respectively. Lone Star and Olinda Star were delivered with delays, for which penalties were due. To reduce the penalties for Lone Star, we agreed with Petrobras to deliver the Gold Star rig in substitution of the Lone Star rig. However, we also incurred penalties under the Gold Star drilling contract given the delays in delivery of the Lone Star rig (which was delivered in place of the Gold Star Rig).

Amaralina Star was delivered after its contracted delivery date, and Laguna Star will be delivered after its contracted delivery date. We were aware of these delays prior to entering into these contracts, and the seller adjusted the purchase price for these assets as a result. During the nine-month period ended September 30, 2011, we recorded penalties related to the delays in delivery of these drillships. Amaralina Star commenced operations in September 2012 and Laguna Star commenced operations in November 2012.

Onshore Drilling Rigs

We are also focused on the expansion of our onshore drilling capacity through agreements for construction of new units. In April 2011, we commenced operations of our QG-V, QG-VIII and QG-IX rigs with average contracted dayrates of approximately $40,651 based on the real/$ exchange rate as of September 30, 2012 of R$2.0306 to $1.00.

Our Backlog

We maintain a backlog of $10.9 billion for contract drilling and FPSO services. Contract drilling backlog is calculated by multiplying the contracted operating dayrate by the firm contract period and adding any potential rig performance bonuses, which we have assumed will be paid to the maximum extent provided for in the respective contracts. Our calculation also assumes 100% uptime of our drilling rigs for the contract period; however, the amount of actual revenue earned and the actual periods during which revenues are earned may be different from the amounts and periods shown in the tables below due to various factors, including, but not limited to, stoppages for maintenance or upgrades, unplanned downtime, the learning curve related to commencement of operations of additional drilling units, weather conditions and other factors that may result in applicable dayrates lower than the full contractual operating dayrate. Contract drilling backlog includes revenues for mobilization and demobilization on a cash basis and assumes no contract extensions. However, our offshore rigs benefit from contracts that may be renewed for a period equivalent to the original contract term (subject to mutual consent of the parties), with the exception of our Alaskan Star and Atlantic Star rigs. Nevertheless, all of our contracts are subject to renewal through negotiation among the parties. In addition, in August 2012, we entered into the charter and corresponding service contracts of Urca, Bracuhy and Mangaratiba rigs, which have a 15-year term, renewable for an additional five-year period.

Our FPSO backlog is calculated for each FPSO by multiplying our percentage interest in the FPSO by the contracted operating dayrate by the firm contract period, in each case with respect to such FPSO. As a result, our backlog as of any particular date may not be indicative of our actual operating results for the periods for which the backlog is calculated.

The following table sets forth as of September 30, 2012 the amount of our contract drilling and FPSO services backlog related to contracted existing and new projects for the periods indicated.

	2012	2013	2014	2015	2016	2017–2034	Total		%
	(in millions of $) (1)
Ultra-deepwater (2)	215.7	722.9	722.9	609.1	639.7	4,385.2	7,295.7		67.0%
Deepwater	26.9	106.7	62.6	—	—	—	196.1		1.8%
Midwater	54.9	217.7	217.7	217.7	203.4	165.5	1,076.8		9.9%
FPSOs (3)	5.2	68.4	127.1	120.3	112.3	1,668.2	2,101.5		19.3%
Onshore	30.3	108.6	66.2	17.2	—	—	222.2		2.0%

Total	333.0	1,224.3	1,196.5	964.2	955.4	6,218.9	10,892.3	(4)	100.0%

(1)	Amounts denominated in reais have been converted to U.S. dollars at the selling rate as reported by the Central Bank as of September 30, 2012 for reais into U.S. dollars of R$2.0306= $1.00.
(2)	This includes (i) an aggregate amount of $3,624.0 million from charter and service contracts (including management fees) that our special purpose companies (owned together with Sete Brasil S.A., or Sete Brasil) and Queiroz Galvão Óleo e Gás S.A., or QGOG, respectively, entered into in August 2012 (relating to our 15% interest in these special purpose companies, each of which owns an ultra-deepwater semi-submersible rig: Urca, Bracuhy and Mangaratiba) and (ii) $1,907.7 million from the Amaralina Star and Laguna Star drillships in which we have a 55% interest, but with respect to which we will receive 100% of the charter and services revenues until the repayment in full of loans we have made to Alperton (with a maximum term of 12 years) to fund its related equity contributions.
(3)	This represents only our portion of contracts in proportion to our ownership interest in FPSOs, which includes $1,108.8 million from our 25.5% interest in a joint venture with SBM related to our investment in FPSO Cidade de Ilhabela (assuming we exercise the option to increase our existing interest by an additional 12.75% by 2014).
(4)	Our total backlog includes any potential rig performance bonuses that we may earn under our charter and services agreements in an aggregate amount of $959.4 million.

Revenue per Asset, Utilization, Uptime and Dayrates of Our Drilling Rigs

The most significant variables affecting the net operating revenue from our drilling rigs in operation are utilization days, dayrate, uptime and performance bonus payments. Payments under our charter and service agreements are calculated by multiplying the applicable dayrate for each drilling rig by the uptime for the period for which such payment is being calculated. In addition, we are entitled to receive performance bonus payments.

A waiting and moving rate equal to 90% of the dayrate for any drilling rig (other than our Alaskan Star, Atlantic Star, Urca, Bracuhy and Mangaratiba drilling rigs, which earn a waiting and moving rate equal to 95% of the dayrate for such rigs) will be applied in situations of total stoppage of operations of such rig attributable to adverse weather or when we are awaiting orders or other action with respect to such rig from Petrobras or the applicable charterer of such rig. Our drilling rigs are subject to reduced dayrates in the event we are unable to operate due to force majeure events as defined in the applicable charter and service agreements. See “Business—Backlog and Drilling Contracts.”

As stated above, our offshore drilling contracts (other than our drilling contracts for Gold Star) provide for additional remuneration through a bonus structure (which varies by contract) that rewards us for the efficient operation of our drilling rigs, which is measured by the availability of the respective rig. Bonuses are assessed and paid monthly in arrears, are determined on an accrual basis, and are linked to uptime of our rigs and correspond to up to 15% of the dayrate on a periodic basis, according to a formula specified in the charter and services contracts. In the event that a drilling rig operates with less than 90% availability, we are not entitled to receive a performance bonus.

The following tables set forth the revenue per asset type, utilization days, uptime and actual average dayrates and average daily revenue for our drilling fleet for the periods presented:

	For the nine-month period ended September 30,		% Change	For the year ended December 31,			% Change
	2012	2011	2012/ 2011	2011	2010	2009	2011/ 2010	2010/ 2009
	(in millions of $)			(in millions of $)
Net revenue per asset type:
Ultra-deepwater	275.3	166.1	65.7	240.8	100.2	—	140.3	—
Deepwater	71.0	68.4	3.8	89.3	85.9	22.5	4.0	281.8
Midwater	140.7	104.9	34.1	150.8	91.8	70.2	64.3	30.8
Onshore rigs	87.0	75.9	14.6	105.4	67.6	60.2	55.9	12.3
Other	1.9	—	—	—	1.3	3.7	—	(64.9)

Total	575.9	415.3	38.7	586.3	346.8	156.6	69.1	121.5

	For the nine-month period ended September 30,		% Change	For the year ended December 31,			% Change
	2012	2011	2012/ 2011	2011	2010	2009	2011/ 2010	2010/ 2009
	(in days)			(in days)
Utilization days (1):
Ultra-deepwater	834	536	55.6	813	321	—	153.3	—
Deepwater	274	273	0.4	365	365	151	—	141.7
Midwater	548	504	8.7	688	472	730	45.8	(35.3)
Onshore rigs	2,466	2,142	15.1	2,970	2,004	2,030	48.2	(1.3)

Total	4,122	3,455	19.3	4,836	3,162	2,911	52.9	8.6

(1)	Utilization days are derived by multiplying the number of rigs by the days under contract, excluding upgrade periods. Except for certain of our onshore rigs, our rigs are currently under long-term contracts.

	For the nine-month period ended September 30,		For the year ended December 31,
	2012	2011	2011	2010		2009
Units in operation:
Ultra-deepwater	4	3	3	1		—
Deepwater	1	1	1	1		1
Midwater	2	2	2	1	(1)	2
Onshore rigs	9	9	9	6		6

Total	16	15	15	9		9

(1)	Atlantic Star rig was under upgrade during December 2010.

	For the nine-month period ended September 30,		% Change	For the year ended December 31,			% Change
	2012	2011	2012/ 2011	2011	2010	2009	2011/ 2010	2010/ 2009
	(in thousands of $)			(in thousands of $)
Average contract dayrate (including performance bonus) (1):
Ultra-deepwater	382.3	372.3	2.7	388.5	357.8	—	8.6	—
Deepwater	296.8	296.8	—	296.4	292.2	288.2	1.4	1.4
Midwater	299.2	224.5	33.3	243.8	198.1	96.8	23.1	104.6
Onshore rigs	35.9	38.5	(6.8)	39.4	37.2	34.9	5.9	6.6

(1)	Contract dayrates denominated in reais have been converted to U.S. dollars for the respective period presented at the average selling rate as reported by the Central Bank for reais into U.S. dollars of R$1.9200.=$1.00 during the nine-month period ended September 30, 2012, R$1.6332=$1.00 during the nine-month period ended September 30, 2011, R$1.6749=$1.00 during the year ended December 31, 2011, R$1.7601=$1.00 during the year ended December 31, 2010 and R$1.9976=$1.00 during the year ended December 31, 2009.

	For the nine-month period ended September 30,			For the year ended December 31,
	2012		2011	2011	2010	2009
	(%)			(%)
Uptime (1):
Ultra-deepwater	90		91	84	89	—
Deepwater	97		96	94	92	61
Midwater	91	(2)	89	90	98	98
Onshore rigs	99		99	99	99	99

(1)	Uptime is derived by dividing (i) the number of days the rigs effectively earned a contractual dayrate by (ii) utilization days.
(2)	Includes nine days of uptime that was compensated at lower dayrates.

The nine-month period ended September 30, 2012 showed an improvement in average ultra-deepwater uptime when compared to the full year average for 2011, which reflected the learning curve related to our rigs. During the nine-month period ended September 30, 2012, the uptime of our ultra-deepwater rigs was also affected by the 28-day downtime of our Gold Star rig in January, which was caused by equipment failure, which has been subsequently repaired. Uptime of our ultra-deepwater rigs for 2011 was adversely impacted by the commencement of operations of two new rigs and the commencement of operations of one rig in 2010 (learning curve).

During the nine-month period ended September 30, 2012, the combined average uptime of our midwater rigs improved to 91% year-over-year, primarily reflecting the return of the Atlantic Star and Alaskan Star drilling rigs from their upgrades in February 2011 and December 2010, respectively. Uptime for the Alaskan Star rig was adversely affected by a minor break-out fire in March, which was immediately controlled without any injuries or material damage. In the first quarter of 2012, the rig had 14 days’ downtime due to unexpected events, including the break-out fire. Uptime on the Atlantic Star rig was adversely affected by 25 days’ downtime due to equipment failure, 15 of which occurred in June and 10 in July, when the rig returned to normal operating conditions. This was the first time this particular equipment failure was experienced and it is not expected to reoccur.

The following tables set forth the uptime for the three-month periods ended March 31, 2012, June 30, 2012 and September 30, 2012:

	For the three-month period ended March 31, 2012	For the three-month period ended June 30, 2012	For the three-month period ended September 30, 2012
	(%)	(%)	(%)
Uptime:
Ultra-deepwater	78	94	98
Deepwater	97	95	98
Midwater	88	90	94
Onshore rigs	99	99	99

Results of Operations of Joint Ventures

We have investments in several joint ventures, and as part of the execution of our business strategy we expect to make additional investments in joint ventures. We currently have:

•

a 20% equity interest in two joint ventures with SBM, FPSO Capixaba Venture S.A., or Capixaba Venture, which owns FPSO Capixaba, and SBM Espírito do Mar Inc., or Espírito do Mar, which operates FPSO Capixaba;

•	a 20% equity interest in a joint venture with SBM and certain other parties to convert, own and operate FPSO Cidade de Paraty, which is expected to start production in May 2013; and

•

a 12.75% equity interest in a joint venture with SBM and certain other parties to convert, own and operate FPSO Cidade de Ilhabela, which is expected to start production in the third quarter of 2014, with an option to increase our participation to 25.5% after first oil production. See “Business—Our Fleet and Investments—FPSOs—FPSO Cidade de Ilhabela.”

We account for these investments under the equity method. We also expect to account for our equity interests in our strategic partnership with Sete Brasil under the equity method. Consequently, our results of operations are subject to fluctuations that depend on the results of these joint ventures. We share control over the operations and policies of these joint ventures. Pursuant to our business plan, we may acquire majority interests in special purpose companies that own FPSOs and we intend to control the operations and policies of those joint ventures.

In addition, we have a 40% interest in a consortium with BWO to operate FPSO P-63 (Papa Terra) (which is wholly owned by Petrobras) for three years commencing in mid-2013 that, if classified as a joint operation, we will account for based on our percentage interest in the related assets, liabilities, revenues and expenses.

Global Demand for Oil and Effect of Oil Prices on Demand for Drilling Services

Demand for drilling rigs is directly related to the regional and worldwide levels of offshore exploration and development spending by oil and gas companies. Offshore exploration and development spending may fluctuate substantially from year-to-year and from region-to-region. Such spending fluctuations result from a variety of economic and political factors, including:

•	worldwide demand for oil and gas;

•	regional and global economic conditions;

•	political, social and legislative environments in major oil-producing countries;

•	the policies of various governments, including the Brazilian government, regarding access to their oil and gas reserves;

•	the ability of OPEC to set and maintain production levels and pricing and the level of production of non-OPEC countries;

•	the development of alternative sources of fuel and energy;

•	technological advancements that impact the methods for or cost of oil and gas exploration and development; and

•

the impact that these and other events, whether caused by economic conditions, international or national climate change regulations or other factors, may have on the current and expected prices of oil and gas.

Historically, oil and gas prices and market expectations of potential changes in these prices have significantly affected the level of drilling activity worldwide. Generally, higher oil and gas prices, or our customers’ expectations of higher prices, result in greater exploration and development spending by oil and gas companies, and lower oil and gas prices result in reduced exploration and development spending by oil and gas companies.

In 2012, the global offshore drilling market dynamics continued displaying signs of strength with an increase in tender activity (the process in which E&P companies solicit bids from offshore contract drillers for the provision of drilling units, crews and related services which typically concludes with a contract award to the winning bidder) as well as a tightening supply stemming from increasing exploration activity in the Gulf of Mexico, and the rise to prominence of frontier markets such as West Africa and Australia. These improving dynamics have led to increased utilization, increased dayrates, and longer tenor fixtures across all asset classes. Additionally, there has been a significant increase in offshore drilling activity in Brazil. From 2006 to 2011, the number of offshore oil and gas wells drilled has increased by 11% per year, resulting in a total of 1,083 wells drilled over this time period. Further, a significant level of this actively has been targeted to exploit the pre-salt opportunity in ultra-deepwater. The exploration and production of ultra-deepwater blocks is a more complex activity than onshore or shallow water drilling, and consequently, it requires more sophisticated assets. Petrobras has announced plans to seek approximately 95 ultra-deepwater and deepwater units by 2020, from a current fleet of 55 ultra-deepwater and deepwater units. We believe both the short-term and long-term outlook for the Brazilian ultra-deepwater and deepwater market continues to improve.

Planned Investments in the Brazilian Offshore Oil and Gas Market

Although we have previously provided drilling services to various companies, including major oil companies, for the nine-month period ended September 30, 2012, and the year ended December 31, 2011, Petrobras represented approximately 94% and 93% of our gross revenue, respectively. Most of our existing rigs, including our six semi-submersible rigs and six of our nine onshore rigs, are chartered to Petrobras. In addition, we currently have two drillships in operation (Amaralina Star and Laguna Star), both of which are chartered to Petrobras.

In 2009, Petrobras announced its detailed four-year investment plan, with an estimate of $174 billion projected in capital expenditures through 2013. The plan included $105 billion for E&P, encompassing a tender for 28 rigs to be delivered by 2017—a number later increased to 33 rigs The latest Petrobras plan, released in June 2012, projects investments of $237 billion from 2012-2016. Approximately $142 billion (or 60% of the total planned investments) will be allocated to E&P projects, with $132 billion allocated for projects in Brazil. As a result, offshore activity in Brazil is expected to grow significantly in the coming years, with over 1,000 wells anticipated to be drilled by Petrobras by 2016.

Tax Benefits

We benefit from REPETRO and a number of tax treaties in force in the jurisdictions in which we and our subsidiaries are incorporated. See “Risk Factors—Risks Relating to Our Industry—Changes to, the revocation of, adverse interpretation of, or exclusion from Brazilian tax regimes and international treaties to which we and our clients are currently subject may negatively impact us” and “Business—Brazilian Regulatory Framework—REPETRO.”

Recent Developments

On November 9, 2012, we issued $700.0 million aggregate principal amount of 6.250% senior notes due 2019. The notes are fully and unconditionally guaranteed on a senior basis by Constellation. In addition, we established an interest reserve account in favor of the collateral agent, which was fully funded in an amount sufficient to provide for the payment of the next two succeeding interest payments. Interest on the notes is payable semi-annually and these notes mature in November 2019. We intend to use the net proceeds of the offering, or $683.3 million, to repay outstanding short-term debt and for general corporate purposes. See “Capitalization.”

On November 14, 2012, we exercised our option to enter into a contract with Samsung to design, construct, build, complete and deliver an ultra-deepwater drillship. According to the payment schedule, we paid 10% of the contract price as a first installment, and we will pay 20% of the contract price as a second installment and 70% of the contract price upon delivery. We expect that Samsung will deliver this ultra-deepwater drillship by December 2014. The total amount of the contract price is $554.5 million.

For a discussion of other major transactions entered into, and other material developments affecting our company since September 30, 2012, see “Summary—Recent Developments.”

Results of Operations

The following discussion of our results of operations is based on our financial statements prepared in accordance with IFRS as adopted by the IASB. In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Principal Components of Our Results of Operations

Net Operating Revenue

Our net operating revenue is comprised of revenue from charter and service contracts and mobilization.

Our charter dayrates are denominated and payable in U.S. dollars. Our dayrates under the services agreements are denominated and payable in Brazilian reais, based on the exchange rate for U.S. dollars determined pursuant to the terms of the services agreements. In our offshore drilling contracts, our charter dayrates typically comprise 90% of our total dayrate and our service dayrates typically comprise the remaining 10% of our total dayrate, except with respect to the Lone Star, in which our charter dayrates comprise 60% of the total dayrate and our service dayrates comprise 40%. Our charter and services agreements may permit increases in the dayrates based on a variety of factors, including inflation, machinery and equipment indexes, oil and gas industry indexes, and exchange rate variations.

Net operating revenue is measured at the fair value of the consideration received or receivable. In addition, net operating revenue is determined on an accrual basis according to the contracted dayrates, the uptime and the number of operating days during the financial period. The dayrates for our drilling rigs are set for the entire term of the charter and services agreements and payments are based on uptime; however, a waiting and moving rate equal to 90% or 95% (depending on the contract) of the applicable dayrate applies for certain periods when a drilling rig is available but not in operation.

As is customary in the offshore drilling market, there is a learning curve period for new units during which the unit is not fully utilized. This learning curve typically requires periods of downtime to make operational corrections and therefore, limits our ability to receive maximum revenue during the first 12 to 24 operating months.

Our net operating revenue from our service agreements is presented net of certain federal and municipal taxes. Importantly, the Programa de Integração Social, or PIS (a federal value-added tax), and Contribuição para o Financiamento da Seguridade Social, or COFINS (a federal value-added tax) are deducted from our gross revenue at rates of 1.65% and 7.6%, respectively. In addition, an Imposto sobre Serviços de Qualquer Natureza is assessed on our gross revenue from services at rates ranging from 2% to 5%. Revenue from our charter agreements for our offshore rigs is not subject to any taxes on revenue.

Costs of Services

Our costs of services consist primarily: (1) salaries and payroll expenses of the rig crews and supervisors; (2) depreciation; and (3) materials, maintenance (including repair services) and insurance. The following table sets forth our cost of services for the nine-month periods ended September 30, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009.

	For the nine-month period ended September 30, (unaudited)		% Change	For the year ended December 31,			% Change
	2012	2011	2012/ 2011	2011	2010	2009	2011/ 2010	2010/ 2009
	(in millions of $)			(in millions of $)
Payroll, charges and benefits	128.6	118.2	8.7	165.0	81.0	49.8	103.6	62.6
Depreciation	118.5	91.5	29.5	130.1	89.5	48.6	45.3	84.2
Materials	30.4	36.3	(16.2)	72.8	42.9	18.2	69.4	136.4
Maintenance	26.6	28.9	(7.8)	39.2	27.0	12.9	45.2	109.1
Insurance	9.7	7.5	29.7	11.1	7.0	3.8	58.9	82.5
Other (1)	28.7	32.1	(10.6)	47.9	17.1	7.9	183.2	115.7

Total cost of services	342.5	314.5	8.9	466.1	264.5	141.2	76.3	87.3

(1)	Composed mainly of costs for communication, transportation, information technology, taxes, legal advisors, auditors and advisory services.

Salaries and payroll expenses include expenses for the crew that operates a rig, supervisors that directly support the operation of the rig and salaries, charges, benefits and costs related to training. Most of our payroll expenses are payable in reais, matching the currency of payment under our services agreements.

Depreciation costs are based on the costs of our drilling rigs, which are depreciated linearly over their respective useful economic lives. See note 10 to our unaudited condensed consolidated interim financial information for further details on the useful economic lives of our rigs. Drilling equipment is recorded at the lower of its acquisition cost or its market value. Our costs related to materials, maintenance and repair services (payable principally in U.S. dollars) include the costs of drilling equipment and supplies.

When we commence operations of a unit, we typically have higher costs as a percent of our net operating revenue of the unit because we begin incurring full operating expenses. In contrast, our net operating revenue is driven by efficiency rates achieved during the learning curve period.

General and Administrative Expenses

Our general and administrative expenses consist of office expenses as well as the remuneration and compensation of directors and administrative employees, legal and auditing fees, rent expense related to office space and other miscellaneous expenses.

Financial costs, net

Our financial costs, net consists of interest on loans and financings, derivatives expenses, financial expenses with related parties, interest and monetary variations and other financial costs, net of financial income, including, interest on cash investments, income on loan receivables and other financial income.

Taxes

We are organized in Luxembourg and most of our subsidiaries are organized in the British Virgin Islands and the Cayman Islands, which jurisdictions do not charge income taxes.2 We have subsidiaries organized in the Netherlands, where a tax on our reportable income is imposed, but none of our Netherlands subsidiaries reported taxable income during the nine-month period ended September 30, 2012, or during 2011, 2010 or 2009, and we do not expect to recognize taxable income in the Netherlands during future periods. Certain of our subsidiaries are organized in Brazil and are subject to corporate statutory income tax and social contribution tax at a composite rate of 34%.

Effects of Foreign Exchange Variations on Our Results of Operations

Although our net operating revenues are primarily driven by the expansion of our fleet of drilling rigs, dayrates, the availability of certain of our drilling rigs and mobilization, our net operating revenue is also affected by fluctuations in the real-U.S. dollar exchange rate to the extent that revenue under our service agreements denominated in reais. In addition, our payroll, charges and benefits expenses as well as certain general and administrative expenses are also affected by fluctuations in the real-U.S. dollar exchange rate to the extent that these expenses are denominated in reais.

We measure the effect of foreign exchange variations on our results of operations derived from QGOG and denominated in reais by assuming that the exchange rate in the prior period remains the same between periods of comparison and all other factors affecting our results of operations are also otherwise unaffected.

The 17.6% depreciation of the average daily selling rate of the real against the U.S. dollar, as reported by the Central Bank, during the nine-month period ended September 30, 2012 compared to the nine-month period ended September 30, 2011 resulted in:

•	a 6.7% decrease in revenue in U.S. dollars from our service contracts that were in force during the nine-month period ended September 30, 2012 compared to the corresponding period of 2011; and

•	a 19.4% decrease in payroll, charges and benefits costs and expenses in U.S. dollars during the nine-month period ended September 30, 2012 compared to the corresponding period of 2011.

Conversely, the 4.8% and 11.9% appreciation of the average daily selling rate of the real against the U.S. dollar, as reported by the Central Bank, during 2011 compared to 2010 and during 2010 compared to 2009, respectively, resulted in:

•	a 2.5% increase in revenue in U.S. dollars from QGOG’s contracts that were in force during 2011 when compared to 2010 and a 7.6% increase during 2010 when compared to 2009; and

•	a 7.9% increase in payroll, charges and benefits costs and expenses in U.S. dollars during 2011 when compared to 2010 and an 18.4% increase during 2010 when compared to 2009.

Revenue denominated in reais generated under our service agreements tends to provide a natural hedge against a portion of our payroll, charges and benefits expenses and general and administrative expenses denominated in reais, but they do not fully match them. Fluctuations in the real against the U.S. dollar have not had a material

[2]	Local counsel to confirm.

impact on our overall operating results or our net income. Therefore, we do not enter into hedging arrangements with respect to our exposure to the residual foreign exchange rate risk, as we do not believe that this risk to our business is material. See “—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Rate Risk.”

EBITDA

EBITDA is a non-GAAP measure prepared by us. EBITDA consists of: net income, plus financial costs, net, taxes and depreciation. EBITDA is not a measure defined under IFRS, should not be considered in isolation, does not represent cash flow for the periods indicated and should not be regarded as an alternative to cash flow or net income, or as an indicator of operational performance or liquidity. EBITDA does not have a standardized meaning, and different companies may use different EBITDA definitions. Therefore our definition of EBITDA may not be comparable to the definitions used by other companies. We use EBITDA to analyze our operational and financial performance, as well as a basis for administrative decisions. The use of EBITDA as an indicator of our profitability has limitations because it does not account for certain costs in connection with our business, such as financial costs, net, taxes, depreciation, capital expenses and other related expenses.

The following table sets forth a reconciliation of our EBITDA to net income (loss) for each of the periods and years presented:

	For the nine–month period ended September 30, (unaudited)		For the year ended December 31,
	2012	2011	2011	2010	2009
	(in millions of $)
Other Financial Information:
Net income (loss) for the period/year	111.3	(24.7)	(43.5)	(45.3)	(44.7)
(+) Financial costs, net	94.2	92.7	118.5	76.3	32.0
(+) Taxes	0.7	0.7	5.1	(1.5)	(0.9)
(+) Depreciation	119.4	92.5	131.3	90.6	49.5

EBITDA (1)(2)	325.6	161.2	211.4	120.1	35.9

EBITDA margin (%) (3)	56.5%	38.8%	36.1%	34.6%	22.9%

(1)	EBITDA was adversely impacted by provisions related to penalties due to late delivery of rigs of $10.7 million for the nine-month period ended September 30, 2011 and $10.8 million, $35.0 million and $17.3 million for the years ended December 2011, 2010 and 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year Ended December 31, 2011 Compared with Year Ended December 31, 2010—Other Operating Expenses, Net” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year Ended December 31, 2010 Compared with Year Ended December 31, 2009—Other Operating Expenses, Net.”
(2)	EBITDA is a non-GAAP measure prepared by us. EBITDA consists of: net income, plus financial costs, net, taxes and depreciation. EBITDA is not a measure defined under IFRS, should not be considered in isolation, does not represent cash flow for the periods indicated and should not be regarded as an alternative to cash flow or net income, or as an indicator of operational performance or liquidity. EBITDA does not have a standardized meaning, and different companies may use different EBITDA definitions. Therefore our definition of EBITDA may not be comparable to the definitions used by other companies. We use EBITDA to analyze our operational and financial performance, as well as a basis for administrative decisions. The use of EBITDA as an indicator of our profitability has limitations because it does not account for certain costs in connection with our business, such as financial costs, net, taxes, depreciation, capital expenses and other related expenses.
(3)	EBITDA margin is a non-GAAP measure prepared by us. EBITDA margin is calculated by dividing EBITDA by net operating revenue for the applicable period.

Nine-Month Period Ended September 30, 2012 Compared with Nine-Month Period Ended September 30, 2011

The following table sets forth unaudited condensed consolidated interim financial information for the nine-month periods ended September 30, 2012 and 2011.

	For the nine-month period ended September 30, (unaudited)
	2012	2011	% Change
	(in millions of $)
Net operating revenue	575.9	415.3	38.7
Costs of services	(342.5)	(314.5)	8.9
Gross profit	233.5	100.9	131.4
General and administrative expenses	(31.5)	(22.1)	42.4
Other operating income (expenses), net	1.8	(10.5)	n.m.
Operating profit	203.8	68.2	198.7
Financial costs, net	(94.2)	(92.7)	1.6
Share of results of joint ventures	2.4	0.5	363.7
Income (loss) before taxes	112.0	(23.9)	n.m.
Taxes	(0.7)	(0.7)	(4.8)
Net income (Loss)	111.3	(24.7)	n.m.

n.m.: not meaningful.

Net Operating Revenue

Net operating revenue increased by $160.6 million, or 38.7%, during the nine-month period ended September 30, 2012 compared to the corresponding period in 2011, primarily as a result of:

•	the commencement of operations of our Alpha Star rig in July 2011, contributing an $89.9 million increase to net operating revenue during the nine-month period ended September 30, 2012;

•

the $39.6 million increase in the contribution to net operating revenue of our Atlantic Star rig due to (1) the increased dayrate for this unit beginning in July 2011 as a result of a renegotiated contract, and (2) the increased availability of this unit during the nine-month period ended September 30, 2012 compared to the nine-month period ended September, 2011. During the nine-month period ended September 30, 2011, our Atlantic Star rig was unavailable for 42 days while undergoing an upgrade;

•	the commencement of operations of our Lone Star rig in April 2011, which contributed a $25.6 million increase to net operating revenue during the nine-month period ended September 30, 2012; and

•

the commencement of operations of our QG-V, QG-VIII and QG-IX rigs in April 2011, contributing an aggregate increase of $12.5 million to our net operating revenue during the nine-month period ended September 30, 2012.

The positive effects of these factors were partially offset by the 17.6% depreciation of the average daily selling rate of the real against the U.S. dollar during the nine-month period ended September 30, 2012, compared with the corresponding period in 2011, which resulted in our net operating revenue being $28.0 million less than it would have been had there been no change in the average daily selling rate between these periods and all other factors affecting our net operating revenue were otherwise unaffected.

Costs of Services

Costs of services increased by $28.0 million, or 8.9%, during the nine-month period ended September 30, 2012 compared to the corresponding period in 2011. The following table sets forth the components of our cost of services for the nine-month periods ended September 30, 2012 and 2011.

	For the nine-month period ended September 30, (unaudited)
	2012	2011	% Change
	(in millions of $)
Payroll, charges and benefits	128.6	118.2	8.7
Depreciation	118.5	91.5	29.5
Materials	30.4	36.3	(16.2)
Maintenance	26.6	28.9	(7.8)
Insurance	9.7	7.5	29.7
Other (1)	28.7	32.1	(10.6)

Total cost of services	342.5	314.5	8.9

(1)	Comprised mainly of costs for communication, transportation, information technology, taxes, legal advisors, auditors and advisory services.

Our costs of services increased primarily as a result of:

•

the increase in payroll, charges and benefits to $128.6 million, or a 8.7% increase, during the nine-month period ended September 30, 2012 from $118.2 million during the corresponding period in 2011, principally due to (1) payroll, charges and benefits costs incurred for the crews of our Alpha Star, Lone Star, QG-V, QG-VIII and QG-IX rigs, following the commencement of operations of these rigs in the second and third quarters of 2011 and (2) payroll, charges and benefits costs incurred for the crew of Atlantic Star for the full nine-month period ended September 30, 2012 compared to only 230 days in the nine-month period ended September 30, 2011 following the completion of the upgrade of this rig in February 2011. These effects were partially compensated by the 17.6% depreciation of the average daily selling rate of the real against the U.S. dollar during the nine-month period ended September 30, 2012, compared with the corresponding period in 2011, which resulted in these costs being $22.1 million lower than they would have been had there been no change to the average daily selling rate between these periods and all other factors affecting our payroll, charges and benefits costs were otherwise unaffected; and

•

a 29.5% increase in depreciation to $118.5 million during the nine-month period ended September 30, 2012 from $91.5 million during the corresponding period in 2011, principally due to depreciation incurred following the commencement of operations of our Alpha Star, Lone Star, QG-V, QG-VIII and QG-IX rigs.

The effect of these factors was partially offset by (1) a 16.2% decrease in materials costs to $30.4 million during the nine-month period ended September 30, 2012 from $36.3 million during the corresponding period in 2011, mainly due to 17.6% depreciation of the average daily selling rate of the real against the U.S. dollar during the nine-month period ended September 30, 2012, compared with the corresponding period in 2011, which resulted in these material costs being $3.8 million lower than they would have been had there been no change to the average daily selling rate between these periods and all other factors affecting our payroll, charges and benefits costs were otherwise unaffected; and (2) a 10.6% decrease in other costs to $28.7 million during the nine-month period ended September 30, 2012 from $32.1 million during the corresponding period in 2011, mainly due to taxes in connection with the commencement of operations of certain onshore rigs in April, 2011.

As a result, our gross profit increased by $132.6 million, or 131.4%, during the nine-month period ended September 30, 2012 compared to the corresponding period in 2011. Gross margin (gross profit as a percentage of net operating revenue) increased to 40.5% during the nine-month period ended September 30, 2012 from 24.3% during the corresponding period in 2011.

General and Administrative Expenses

General and administrative expenses increased by $9.4 million, or 42.4%, during the nine-month period ended September 30, 2012 compared to the corresponding period in 2011, primarily as a result of:

•

a 42.8% increase in payroll, charges and benefits expenses to $18.3 million during the nine-month period ended September 30, 2012 from $12.8 million during the corresponding period in 2011, principally due to an increase in our administrative headcount to support the expansion of our operations, annual inflation readjustments of our salaries and expenses related to our corporate reorganization and enhanced corporate governance. The increase in payroll, charges and benefits expenses were partially ameliorated by the 17.6% depreciation of the average daily selling rate of the real against the U.S. dollar during the nine-month period ended September 30, 2012, compared with the corresponding period in 2011, which resulted in these expenses being $3.3 million lower than they would have been had there been no change in the average daily selling rate between these periods and all other factors affecting our payroll, charges and benefits expenses were otherwise unaffected; and

•

a 47.5% increase in other expenses to $12.3 million during the nine-month period ended September 30, 2012 from $8.3 million during the corresponding period in 2011, principally due to an increase in expenses for consultants, legal and financial advisers and auditors in connection with our corporate reorganization. General and administrative expenses as a percentage of net operating revenue increased to 5.5% during the nine-month period ended September 30, 2012 from 5.3% during the corresponding period in 2011.

Other Operating Income (Expenses), Net

Our other net operating income (expenses), net was $1.8 million during the nine-month period ended September 30, 2012 compared to other net operating expenses, net, of $10.5 million during the corresponding period in 2011, primarily as a result of contractual penalties for delays in our deliveries of our Amaralina Star and Laguna Star rigs in the aggregate amount of $8.5 million during the nine-month period ended September 30, 2011. We did not incur any similar penalties during the nine-month period ended September 30, 2012.

Operating Profit

As a result of the foregoing, our operating profit increased by 198.7% to $203.8 million during the nine-month period ended September 30, 2012 compared to $68.2 million for the corresponding period in 2011. As a percentage of net operating revenue, our operating profit increased to 35.4% during the nine-month period ended September 30, 2012 from 16.4% in the corresponding period in 2011.

Financial Costs, Net

The net financial costs increased by $1.5 million, or 1.6%, during the nine-month period ended September 30, 2012 compared to the corresponding period in 2011, as a result of a 3.3% increase in financial costs to $101.0 million in the nine-month period ended September 30, 2012 from $97.8 million during the corresponding period in 2011 and a 34.7% increase in financial income to $6.8 million in the nine-month period ended September 30, 2012 from $5.0 million during the corresponding period in 2011.

Financial Income

Financial income increased to $6.8 million during the nine-month period ended September 30, 2012 from $5.0 million during the corresponding period in 2011, primarily as a result of an increase in interest income from cash investments.

Financial Costs

Financial costs increased by 3.3% to $101.0 million during the nine-month period ended September 30, 2012 from $97.8 million during the corresponding period in 2011, principally due to a 92.0% increase in financial charges on loans and financings to $59.0 million during the nine-month period ended September 30, 2012 from $30.8 million during the corresponding period in 2011, primarily as a result of (a) our recognition during the nine-month period ended September 30, 2012 of $7.0 million of interest expense related to our financing of our Alpha Star and Lone Star rigs and for other projects that we had capitalized prior to the commencement of operation of these units, (b) $12.2 million related to the secured project bond we issued in July 2011 and (c) our recognition during the nine-month period ended September 30, 2012 of $10.4 million of interest expense related to short-term loans. Interest expense for the nine-month period ended September 30, 2012 as a percentage of total indebtedness as of September 30, 2012 was 1.8%.

Share of Results of Joint Ventures

Our share of results of joint ventures was $2.4 million during the nine-month period ended September 30, 2012 compared to $0.5 million during the corresponding period in 2011.

Taxes

Our tax expense was $0.7 million during the nine-month period ended September 30, 2012, the same as during the corresponding period in 2011.

Net Income for the Period

Our net income was $111.3 million, or 19.3% of our net operating revenue, during the nine-month period ended September 30, 2012 compared to a net loss of $24.7 million during the corresponding period in 2011.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

The following table sets forth combined financial information for the years ended December 31, 2011 and 2010.

	For the year ended December 31,
	2011	2010	% Change
	(in millions of $)
Net operating revenue	586.3	346.8	69.1
Costs of services	(466.1)	(264.5)	76.3

Gross profit	120.2	82.3	46.0
General and administrative expenses	(29.8)	(24.7)	20.6
Other operating expenses, net	(11.3)	(34.3)	(67.0)

Operating profit	79.1	23.3	238.7
Financial costs, net	(118.5)	(76.3)	55.3
Share of results of joint ventures	1.0	6.2	(83.4)

Loss before taxes	(38.4)	(46.8)	(18.0)
Taxes	(5.1)	1.5	n.m.

Loss for the year	(43.5)	(45.3)	(4.0)

n.m.: not meaningful.

Net Operating Revenue

Net operating revenue increased by $239.5 million, or 69.1%, during 2011, primarily as a result of:

•	the commencement of operations of our Alpha Star rig in July 2011, contributing a $58.6 million increase to net operating revenue during 2011;

•	the commencement of operations of our Lone Star rig in April 2011, contributing a $66.5 million increase to net operating revenue during 2011;

•	the commencement of operations of our QG-V, QG-VIII and QG-IX rigs in April 2011, contributing an aggregate increase of $27.9 million to net operating revenue during 2011;

•

the $29.9 million increase in the contribution to net operating revenue of Atlantic Star due to (1) the increased dayrate for this unit effective in July 2011 as a result of a renegotiated contract, and (2) the increased uptime of this unit in 2011. During 2010, Atlantic Star was unavailable for 183 days while undergoing an upgrade, while it was unavailable due to this upgrade for only 42 days in 2011;

•

the $29.1 million increase in the contribution to net operating revenue of Alaskan Star due to the increased uptime of this unit in 2011. During 2010, Alaskan Star was unavailable for 155 days while undergoing an upgrade, which was completed in December 2010; and

•

the 4.8% appreciation of the average daily selling rate of the real against the U.S. dollar from 2010 to 2011, which resulted in our net operating revenue being $8.6 million greater than it would have been had there been no change in the average daily selling rate between these years and all other factors affecting our net operating revenue were otherwise unaffected.

Costs of Services

Costs of services increased by $201.6 million, or 76.3%, during 2011. The following table sets forth the components of our cost of services for the years ended December 31, 2011 and 2010.

	For the year ended December 31,
	2011	2010	% Change
	(in millions of $)
Payroll, charges and benefits	165.0	81.0	103.6
Depreciation	130.1	89.5	45.3
Materials	72.8	42.9	69.4
Maintenance	39.2	27.0	45.2
Insurance	11.1	7.0	58.9
Other (1)	47.9	17.1	183.2

Total cost of services	466.1	264.5	76.3

(1)	Comprised mainly of costs for communication, transportation, information technology, of income taxes, legal advisors, auditors and advisory services.

Our costs of services increased primarily as a result of:

•

a 103.6% increase in payroll, charges and benefits costs to $165.0 million during 2011 from $81.0 million during 2010, principally due to (1) our recognition in 2011 of personnel costs related to the crews of Alpha Star, Lone Star, QG-V, QG-VIII and QG-IX in 2011, following the commencement of operations of these rigs and (2) the effects of the 4.8% appreciation of the average daily selling rate of the real against the U.S. dollar from 2010 to 2011, which resulted in these costs being $6.9 million greater than they would have been had there been no change to the average daily selling rate between these years and all other factors affecting our payroll, charges and benefits expenses were otherwise unaffected;

•

a 45.3% increase in depreciation costs to $130.1 million during 2011 from $89.5 million during 2010, principally due to additional depreciation incurred following the commencement of operations of Alpha Star, Lone Star, QG-V, QG-VIII and QG-IX;

•

a 183.2% increase in other expenses to $47.9 million in 2011 from $17.1 million in 2010 mainly due to tax provisions and other taxes in connection with the commencement of operations of onshore rigs; and

•

a 69.4% increase in materials costs to $72.8 million during 2011 from $42.9 million during 2010, principally due to an increase in our materials requirements as a result of the commencement of operations of Alpha Star, Lone Star, QG-V, QG-VIII and QG-IX.

As a result, gross profit increased by $37.9 million, or 46.0%, during 2011. Gross margin (gross profit as a percentage of net operating revenue) declined slightly to 20.5% during 2011 from 23.7% during 2010 due to the learning curve of our operations, and the associated effect of the learning curve for Alpha Star on our margins.

General and Administrative Expenses

General and administrative expenses increased by $5.1 million, or 20.6%, during 2011, primarily as a result of a 38.4% increase in payroll, charges and benefits expenses to $18.0 million during 2011 from $13.0 million during 2010, principally due to (1) an increase in headcount resulting from the expansion of our operations, other expenses related to our corporate reorganization and the improvement of our corporate governance due to new requirements deriving from the terms of our private placement and our project financings and (2) the effects of the 4.8% appreciation of the average daily selling rate of the real against the U.S. dollar from 2010 to 2011, which resulted in these expenses being $0.6 million greater than they would have been had there been no change in the average daily selling rate between these years and all other factors affecting our payroll, charges and benefits expenses were otherwise unaffected. General and administrative expenses as a percentage of net operating revenue declined to 5.1% during 2011 from 7.1% during 2010.

Other Operating Expenses, Net

Other operating expenses, net, declined by $23.0 million, or 67.0%, during 2011, primarily as a result of a 69.1% decline in penalties to $10.8 million during 2011 from $35.0 million during 2010. The 2011 penalties included contractual penalties for delays in the delivery of Lone Star, Amaralina Star and Laguna Star. The 2010 penalties included contractual penalties for delays in the delivery of Olinda Star, Lone Star and Gold Star.

Operating Profit

As a result of the foregoing, our operating profit increased by 238.7% to $79.1 million during 2011 from $23.3 million in 2010. As a percentage of net operating revenue, operating profit increased to 13.5% in 2011 from 6.7% in 2010.

Financial Costs, Net

Financial costs, net, increased by $42.2 million, or 55.3%, during 2011, as a result of a 52.6% increase in financial costs to $121.9 million in 2011 from $79.9 million in 2010 and a 4.1% decrease in financial income to $3.4 million in 2011 from $3.6 million in 2010.

Financial Income

Financial income declined to $3.4 million during 2011 from $3.6 million during 2010, primarily as a result of a 66.7% decrease in non-cash gains from exchange rate variations to $0.5 million during 2011 from $1.5 million during 2010, the effects of which were partially offset by an increase in financial income from related parties to $0.6 million during 2011 from $0.2 million during 2010.

Financial Costs

Financial costs increased by 52.6% to $121.9 million during 2011 from $79.9 million during 2010, principally due to (1) a 132.0% increase in financial charges on loans and financings to $60.0 million during 2011 from $25.9 million during 2010, primarily as a result of (a) our recognition in 2011 of interest expenses related to the financing of Alpha Star and Lone Star in 2011, which we had capitalized prior to the commencement of operation of these units and (b) our recognition of interest expense related to the financing of Gold Star for the full year in 2011 compared to 11 months during 2010, which we had capitalized during the remaining one month of 2010, and (2) a 154.7% increase in financial expenses from related parties to $16.0 million during 2011 from $6.3 million during 2010, primarily as a result of our paying fees to QG S.A. as consideration for its guarantee of certain of our debt obligations for the full year 2011 compared to six months of 2010. See “Certain Relationships and Related Party Transactions.” Interest expense as a percentage of total indebtedness outstanding as of the end of the year increased to 2.5% during 2011 from 1.3% during 2010.

Share of Results of Joint Ventures

Share of results of joint ventures declined by $5.2 million, or 83.4%, during 2011 as a result of the effects of the upgrade of FPSO Capixaba (and the reduced uptime during the upgrade) and of the financing of this upgrade in 2010, which resulted in Capixaba Venture recognizing increased depreciation costs and financial charges. In addition, the renegotiation of the existing FPSO Capixaba contract led to an extended contract term and a slightly lower dayrate beginning in June 2010.

Taxes

Our tax expense was $5.1 million during 2011 compared to a deferred tax of $1.5 million during 2010 due to the higher taxable income of QGOG in 2011.

Loss for the Year

Loss declined to $43.5 million, or 7.4% of net operating revenue, during 2011 from $45.3 million, or 13.1% of net operating revenue, during 2010.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

The following table sets forth combined financial information for the years ended December 31, 2010 and 2009.

	For the year ended December 31,
	2010	2009	% Change
	(in millions of $)
Net operating revenue	346.8	156.6	121.5
Cost of services	(264.5)	(141.2)	87.3

Gross profit	82.3	15.4	435.5
General and administrative expenses	(24.7)	(20.0)	23.7
Other operating expenses, net	(34.3)	(15.9)	115.7

Operating profit (loss)	23.3	(20.5)	n.m.
Financial costs, net	(76.3)	(32.0)	138.8
Share of results of joint ventures	6.2	6.9	(9.1)

Loss before taxes	(46.8)	(45.6)	2.6
Taxes	1.5	0.9	54.2

Loss for the year	(45.3)	(44.7)	1.5

n.m.: not meaningful.

Net Operating Revenue

Net operating revenue increased by $190.2 million, or 121.5%, during 2010, primarily as a result of:

•	the commencement of operations of Gold Star in February 2010, contributing a $100.2 million increase to net operating revenue during 2010;

•

the commencement of operations of Olinda Star in August 2009, contributing an $85.9 million increase to net operating revenue during 2010 compared to $22.5 million during the five months that Olinda Star was operational in 2009;

•

the $32.2 million increase in net operating revenue of Alaskan Star due to the increased dayrate for this unit beginning in December 2009, the effects of which were partially offset by this unit being unavailable during its upgrade for 155 days during 2010; and

•

the 11.9% appreciation of the average daily selling rate of the real against the U.S. dollar from 2009 to 2010, which resulted in our net operating revenue being $11.9 million greater than it would have been had there been no change in the average daily selling rate between these years and all other factors affecting our net operating revenue were otherwise unaffected.

Costs of Services

Costs of services increased by $123.3 million, or 87.3%, during 2010. The following table sets forth the components of our cost of services for the years ended December 31, 2010 and 2009.

	For the year ended December 31,
	2010	2009	% Change
	(in millions of $)
Payroll, charges and benefits	81.0	49.8	62.6
Depreciation	89.5	48.6	84.2
Materials	42.9	18.2	136.4
Maintenance	27.0	12.9	109.1
Insurance	7.0	3.8	82.5
Other (1)	17.1	7.9	115.7

Total cost of services	264.5	141.2	87.3

(1)	Comprised mainly of costs for communication, transportation, information technology, legal advisors, auditors and advisory services.

Our costs of services increased primarily as a result of:

•

a 84.2% increase in depreciation to $89.5 million during 2010 from $48.6 million during 2009, principally due to depreciation incurred following the commencement of operations of Gold Star and the effect of a full year of operations of Olinda Star in 2010;

•

a 62.6% increase in payroll, charges and benefits costs to $81.0 million during 2010 from $49.8 million during 2009, principally due to (1) our recognition in 2010 of personnel costs related to the crew of Gold Star that commenced operating in February 2010 and an increase in headcount as a result of our expansion of the base in Macaé (which we have since closed), in the State of Rio de Janeiro to support our growing fleet of offshore rigs and (2) the effects of the 11.9% appreciation of the average daily selling rate of the real against the U.S. dollar from 2009 to 2010, which resulted in these costs being $9.9 million greater than they would have been had there been no change in the average daily selling rate between these periods and all other factors affecting our payroll, charges and benefits costs were otherwise unaffected;

•

a 136.4% increase in materials costs to $42.9 million during 2010 from $18.2 million during 2009, principally due to costs related to materials necessary for commencement of operations of Gold Star and the expansion of our base in Macaé; and

•

a 109.1% increase in maintenance costs to $27.0 million during 2010 from $12.9 million during 2009, principally due to (1) the commencement of operations of Gold Star and mobilization costs and (2) the effects of the 11.9% appreciation of the average daily selling rate of the real against the U.S. dollar from 2009 to 2010, which resulted in these costs being $2.8 million greater than they would have been had there been no change in the average daily selling rate between these periods and all other factors affecting our maintenance costs were otherwise unaffected.

As a result, gross profit increased by $66.9 million, or 435.5%, during 2010. Gross margin increased to 23.7% during 2010 from 9.8% during 2009.

General and Administrative Expenses

General and administrative expenses increased by $4.7 million, or 23.7%, during 2010, primarily as a result of:

•	a 41.2% increase in communication, transportation, information technology and consulting services to $10.7 million during 2010 from $7.5 million during 2009; and

•

a 12.4% increase in payroll, charges and benefits expenses to $13.0 million during 2010 from $11.5 million during 2009, principally due to (1) an increase in headcount at our headquarters resulting from personnel, required to support our addition at operating rigs and (2) the effects of the 11.9% appreciation of the average daily selling rate of the real against the U.S. dollar from 2009 to 2010, which resulted in these expenses being $1.4 million greater than they would have been had there been no change in the average daily selling rate between these periods and all other factors affecting our payroll, charges and benefits expenses were otherwise unaffected.

Other Operating Expenses, Net

Other operating expenses, net, increased by $18.4 million, or 115.7%, during 2010, principally as a result of a 102.3% increase in penalties to $35.0 million in 2010 from $17.3 million during 2009, primarily due to the imposition of penalties in 2010 under charter agreements as a result of delays in the delivery of Olinda Star, Lone Star and Gold Star compared to the imposition of penalties in 2009 under charter agreements as a result of delays in the delivery of Olinda Star and Gold Star.

Operating Profit (Loss)

As a result of the foregoing, our operating profit was $23.3 million during 2010 compared to an operating loss of $20.5 million in 2009. As a percentage of net operating revenue, operating profit was 6.7% in 2010 compared to operating loss of 13.1% in 2009.

Financial Costs, Net

Financial costs, net, increased by $44.3 million, or 138.8%, during 2010 as a result of a 131.1% increase in financial expenses, the effects of which were partially offset by a 37.0% increase in financial income.

Financial Income

Financial income increased by 37.0% to $3.6 million during 2010 from $2.6 million during 2009, primarily as a result of a 102.9% increase in non-cash gains from exchange rate variations to $1.5 million during 2010 from $0.7 million during 2009.

Financial Costs

Financial costs increased by 131.1% to $79.9 million during 2010 from $34.6 million during 2009, principally due to (1) a $40.0 million increase in non-cash derivatives expenses to $41.2 million during 2010 from $1.2 million during 2009, primarily as a result of (a) the increase in the nominal amount of our derivatives, which we use to hedge our exposure to floating interest rates under many of our debt obligations, in connection with the incurrence of indebtedness under our financing arrangements for our drilling rigs and (b) the mark-to-market effects of our debt obligations of $11.9 million and (2) $6.3 million of financial expenses from related parties recorded during 2010, primarily as a result of our agreement in July 2010 to pay fees to QG S.A. as consideration for its guarantee of certain of our debt obligations. The effects of these factors was partially offset by our recording a $0.3 million gain from exchange rate variations in 2010 compared to a $6.8 million loss from exchange rate variations in 2009 related to the effects of the depreciation of the real on the reimbursement in reais of certain expenses incurred by QGOG during the period between the date of incurrence of these expenses and the date of their reimbursement. Interest expense as a percentage of total indebtedness outstanding as of the end of the year decreased to 1.3% during 2010 from 1.4% during 2009.

Share of Results of Joint Ventures

Share of results of joint ventures declined by $0.7 million, or 9.1%, during 2010, as a result of the 33.1% decline in the net income recorded by SBM Espírito do Mar during 2010, the effects of which were partially offset by an increase in the share of results of Capixaba Venture to $1.7 million during 2010 from $0.1 million during 2009. The 9.1% decline in net income recorded by SBM Espírito do Mar was primarily due to the renegotiation of the existing FPSO Capixaba contract, which led to an extended contract term and a slightly lower dayrate beginning in June 2010.

Taxes

Our deferred tax was $1.5 million during 2010 compared to $0.9 million during 2009.

Loss for the Year

Loss increased by 1.5% to $45.3 million, or 13.1% of net operating revenue, during 2010 from $44.7 million, or 28.5% of net operating revenue, during 2009.

Liquidity and Capital Resources

We operate in a capital intensive industry. Our principal cash requirements consist of the following:

•	capital expenditures related to investments in operations, construction of new offshore rigs, and maintenance and upgrades of our existing drilling rigs;

•	servicing our indebtedness;

•	equity contributions to joint ventures; and

•	working capital requirements.

Our principal sources of liquidity consist of the following:

•	cash flows from operating activities;

•	short-term and long-term loans and financings; and

•	capital contributions and shareholder contributions.

During the nine-month period ended September 30, 2012 and the year ended December 31, 2011, we used our cash flow generated by operations primarily for investing activities, to service our outstanding debt obligations and for working capital requirements. As of September 30, 2012, we recorded consolidated cash and cash equivalents and short-term investments of $276.7 million and $116.1 million, respectively. As of September 30, 2012, we had a negative working capital of $576.0 million, mainly related to short-term debt in the amount of $619.5 million. The Company issued $700.0 million aggregate principal amount of 6.250% senior notes due 2019 on November 9, 2012, which is intended to reduce our negative working capital by repaying $618.8 million of our short-term debt. For more information, see “—Recent Developments.”

As the indirect parent company of our operating subsidiaries, we are not a direct party to any charter agreements and are therefore dependent on receiving dividends from our subsidiaries. Distribution of surplus cash held in our subsidiaries that own our drilling rigs and are borrowers under the financing agreements related thereto may be restricted under such financing agreements. We do not believe these restrictions will prevent us and other non-borrowing subsidiaries from meeting our respective liquidity needs.

We believe, based on our current business plan, that the net proceeds of this offering, our cash and cash equivalents on hand, our cash generated by operations and available under our existing credit facilities will be adequate to meet all of our capital expenditure requirements and liquidity needs in the near term. We may require additional capital to meet our longer term financing and future growth requirements.

Cash Flows

The following table sets forth our cash flows for the periods presented.

	For the nine-month period ended September 30, (unaudited)		For the year ended December 31,
	2012	2011	2011	2010	2009
	(in millions of $)
Cash flows provided used in operating activities:
Net income (loss) for the period	111.3	(24.7)	(43.5)	(45.3)	(44.7)
Adjustments to reconcile net income (loss) to net cash used in operating activities	207.3	193.6	260.7	192.5	89.2

Net income after adjustments to reconcile net income (loss) to net cash used in operating activities	318.6	168.9	217.2	147.2	44.5
Decrease (increase) in working capital related to operating activities	(41.0)	(73.5)	(99.3)	(67.8)	(53.8)

Cash flows provided by (used in) operating activities	277.7	95.4	117.9	79.4	(9.3)
Cash flows used in investing activities	(1,006.9)	(259.5)	(277.8)	(799.9)	(391.1)
Cash flows provided by financing activities	816.1	467.6	262.4	739.3	367.7

Increase (decrease) in cash and cash equivalents	86.8	303.5	102.5	18.8	(32.7)

Cash Flows Provided by (Used in) Operating Activities

During the nine-month period ended September 30, 2012, operating activities provided net cash of $277.7 million and during the nine-month period ended September 30, 2011, operating activities provided net cash of $95.4 million. During the years ended December 31, 2011 and 2010, operating activities provided net cash of $117.9 million and $79.4 million, respectively, and during the year ended December 31, 2009, operating activities used net cash of $9.3 million.

Net cash provided by operating activities increased by $182.2 million during the nine-month period ended September 30, 2012 compared to the corresponding period in 2011. This increase was due to an increase in our cash generated from net income after adjustments to reconcile net income to net cash used in operating activities of $149.7 million compared to the corresponding period in 2011. Our cash generated from net income after adjustments to reconcile net income to net cash used in operating activities increased mainly due to commencement of operations of our Alpha Star, Lone Star, QG-V, QG-VIII and QG- IX rigs, and the increased dayrate for Atlantic Star beginning in July 2011. During the nine-month period ended September 30, 2012, the increase in our working capital was $41.0 million, compared to an increase of $73.5 million in our working capital in the corresponding period in 2011. This decrease was primarily a result of a $20.8 million decrease in short-term investments as of September 30, 2012 compared to a $48.1 million increase in these investments during the corresponding period in 2011, and was partially offset by a $63.5 million increase in trade and other receivables during the nine-month period ended September 30, 2012 compared to a $21.5 million decrease in trade and other receivables during the corresponding period in 2011.

Net cash provided by operating activities increased by $38.5 million during the year ended December 31, 2011 compared to the year ended December 31, 2010. In the year ended December 31, 2011, our cash generated from net loss after adjustments to reconcile net loss to net cash used in operating activities was $217.2 million, an increase of $70.0 million compared to the year ended December 31, 2010. This increase was mainly due to the commencement of operations of the Alpha Star, Lone Star, QG-V, QG-VIII and QG- IX, the increased dayrate for Atlantic Star beginning in July 2011 and the increased availability of Atlantic Star in 2011. This increase in net cash provided by operating activities was partially offset by an increase in working capital of $99.3 million in the year ended December 31, 2011 compared to an increase in working capital of $67.8 million in the year ended December 31, 2010, primarily as a result of a $131.8 million increase in short-term investments during 2011 compared to a $27.6 million decrease in such investments during 2010.

Net cash provided by operating activities increased by $88.7 million during the year ended December 31, 2010, compared to the year ended December 31, 2009. In the year ended December 31, 2010, our cash generated from net loss after adjustments to reconcile net loss to net cash used in operating activities was $147.2 million, an increase of $102.7 million compared to the year ended December 31, 2009. This increase was mainly due to the commencement of operations of Gold Star and Olinda Star, and the increased dayrate for Alaskan Star beginning in December 2009. This increase in net cash provided by operating activities was partially offset by an increase in working capital of $67.8 million in the year ended December 31, 2010 compared to an increase in working capital of $53.8 million in the year ended December 31, 2009, primarily as a result of (1) a $29.6 million increase in restricted cash as of December 31, 2010 and (2) a $49.9 million increase of trade and other receivables during the year ended December 31, 2010, primarily due to reimbursements charged to Petrobras in 2010 and received in 2011, compared to a $30.7 million increase in trade and other receivables during 2009.

Cash Flows Used in Investing Activities

Investing activities used net cash of $1,006.9 million during the nine-month period ended September 30, 2012, $259.5 million during the nine-month period ended September 30, 2011, $277.8 million during the year ended December 31, 2011, $799.9 million during the year ended December 31, 2010 and $391.2 million during the year ended December 31, 2009.

During the nine-month period ended September 30, 2012, investing activities for which we used cash, primarily consisted of (1) loans to related parties of $156.8 million, principally for our portion of milestone payments relating to the construction of FPSO Cidade de Ilhabela, FPSO Cidade de Paraty, and loans made to Alperton to finance its portion of disbursements for the construction of the Amaralina Star and Laguna Star and (2) capital expenditures of $938.2 million in property, plant and equipment, including $930.6 million related to the construction of the Amaralina Star and Laguna Star rigs. These factors were partially offset by proceeds from related parties of $91.5 million related to payments in respect of loans made to Alperton to finance its portion of disbursements for the construction of Amaralina Star and Laguna Star.

During the nine-month period ended September 30, 2011, investing activities for which we used cash primarily consisted of (1) capital expenditures of $197.7 million in property, plant and equipment, including $108.8 million related to our Alpha Star rig, $19.6 million related to our Lone Star rig, and $22.0 million related to our Atlantic Star rig and (2) loans to related parties of $62.3 million, principally for our portion of milestone payments relating to the construction of FPSO Cidade de Paraty.

During the year ended December 31, 2011, investing activities for which we used cash primarily consisted of (1) capital expenditures of $230.2 million in property, plant and equipment, including $119.3 million related to Alpha Star, $23.6 million related to Atlantic Star, $22.7 million related to Amaralina Star and Laguna Star, and $19.6 million related to Lone Star and (2) loans to related parties of $48.3 million, principally due to $31.0 million in milestone payments relating to the construction of FPSO Cidade de Paraty and FPSO Cidade de Ilhabela and $17.3 million related to loans made to Alperton to finance its portion of disbursements for the construction of Amaralina Star and Laguna Star.

During the year ended December 31, 2010, investing activities for which we used cash primarily consisted of (1) capital expenditures of $485.1 million in property, plant and equipment, including $249.6 million related to Alpha Star, $67.0 million related to Alaskan Star and $82.3 million related to Lone Star, (2) advances to suppliers of $212.6 million, primarily consisting of advances to the shipyard that was constructing Amaralina Star and Laguna Star, and (3) proceeds to related parties, primarily consisting of $95.7 million in loans to Alperton to finance its portion of disbursements for the construction of Amaralina Star and Laguna Star.

During the year ended December 31, 2009, investing activities for which we used cash primarily consisted of capital expenditures of $394.3 million in property, plant and equipment, including $165.3 million related to Alpha Star, $107.7 million related to Gold Star, $68.4 million related to Olinda Star and $38.1 million related to Lone Star.

Cash Flows Provided by (Used in) Financing Activities

Financing activities provided net cash of $816.1 million during the nine-month period ended September 30, 2012, and provided net cash of $467.6 million during the nine-month period ended September 30, 2011, $262.4 million during the year ended December 31, 2011, $739.3 million during the year ended December 31, 2010, and $367.7 million during the year ended December 31, 2009.

During the nine-month period ended September 30, 2012, our principal sources of borrowed funds consisted of proceeds, net of transaction costs, of $868.4 million under our Amaralina Star and Laguna Star project loan facility and $262.0 million under a short-term loan made to Constellation. During the nine-month period ended September, 2012, we used cash (1) to make scheduled amortization payments under our loans and financings and repayment of a short-term loan made to Constellation, in an aggregate amount of $275.0 million, (2) to make scheduled interest payments under our loans and financings in an aggregate amount of $51.1 million and (3) to make cash payments of $37.1 million in respect of interest rate swap agreements. Amaralina Star Ltd. and Laguna Star Ltd. also made amortization payments in an aggregate amount of $91.5 million in respect of loans from Alperton to finance its portion of the construction of Amaralina Star and Laguna Star.

During the nine-month period ended September 30, 2011, our principal sources of borrowed funds consisted of proceeds, net of transaction costs, of $685.2 million, from our issuance of 5.25% Senior Secured Notes due 2018, $575.0 million disbursed under our Alpha Star project loan facility, and $313.0 million under short-term loans to Constellation. During the nine-month period ended September 30, 2011, we used cash (1) to prepay all amounts outstanding under our Atlantic Star and Alaskan Star project loan facilities, a bridge loan to finance the construction of Alpha Star, short-term loans made to Constellation, as well as to make scheduled amortization payments under our other loans and financings, in an aggregate amount of $1,137.5 million, (2) to make scheduled interest payments under our loans and financings in an aggregate amount of $50.3 million, and (3) to make payments of $47.2 million in respect of interest rate swap agreements.

During the year ended December 31, 2011, our principal sources of borrowed funds consisted of proceeds of $685.2 million, net of transaction costs, from our issuance of 5.25% Senior Secured Notes due 2018 and $575.0 million disbursed under our Alpha Star project loan facility. During the year ended December 31, 2011, we used cash to prepay all amounts outstanding under our Atlantic Star and Alaskan Star project loan facilities, a bridge loan to finance the construction of Alpha Star, a term loan credit agreement and a revolving credit agreement, as well as to make scheduled amortization payments under our other credit agreements. Interest and derivatives paid totaled $130.3 million. Amaralina Star Ltd. and Laguna Star Ltd. also received loans in the year ended December 31, 2011 from related parties of $17.3 million due to contributions received from Alperton to finance its portion of the construction of Amaralina Star and Laguna Star. See “Certain Relationships and Related Party Transactions.”

During the year ended December 31, 2010, we received cash as a result of a capital increase by Constellation in which CIPEF Constellation Coinvestment Fund L.P. and CIPEF V Constellation Holding L.P. purchased 5,081,050 and 5,788,859 common shares of Constellation, respectively, for an aggregate purchase price of $420.7 million, net of $9.3 million of expenses directly related to this capital increase. During the year ended December 31, 2010, our principal sources of borrowed funds consisted of $260.0 million disbursed under our Alpha Star project loan facility and $133.0 million disbursed under our Atlantic Star project loan facility. During the year ended December 31, 2010, we used cash to make scheduled amortization payments under our credit agreements. Interest and derivatives paid totaled $89.2 million. Amaralina Star Ltd. and Laguna Star Ltd. also received loans in 2010 from related parties of $95.7 million due to contributions received from Alperton to finance its portion of the construction of Amaralina Star and Laguna Star. See “Certain Relationships and Related Party Transactions.”

During the year ended December 31, 2009, our principal sources of borrowed funds consisted of $160.6 million under the Alaskan Star project loan facility and $127.8 million disbursed under our Lone Star and Gold Star project loan facilities, $87.0 million disbursed under our Atlantic Star project loan facility and $107.5 million disbursed under a bridge loan. During the year ended December 31, 2009, we used cash to refinance all amounts outstanding under our Atlantic Star facility, as well as to make scheduled amortization payments under our other credit agreements. Interest and derivatives paid totaled $35.1 million.

Capital Expenditures

We have incurred capital expenditures in the last three years in order to construct, upgrade and maintain our rigs. For the nine-month periods ended September 30, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009, we recorded capital expenditures of $267.9 million, $679.1 million, $910.0 million, $608.8 million and $618.8 million, respectively, in connection with the construction and upgrading of our rigs.

Except for our portion of the capital expenditures for the Sete Brasil rigs and the rigs ordered pursuant to a construction contract entered into with Samsung, our current projects are fully funded. We expect to finance our future capital expenditures for new projects through either project financing or issuances in the capital markets. The table below sets forth our expected capital expenditures for existing and future projects through 2015.

	2012(2)	2013	2014	2015	Total
	(in millions of $)
Existing Projects	1,212	316	114	158	1,800
Two ultra-deepwater drillships (1)	115	281	449	395	1,240
Expected New Projects	—	409	671	959	2,039

Total (3)	1,327	1,006	1,234	1,512	5,079

(1)	In connection with the letter of intent signed with Samsung for two ultra-deepwater drillships. On November 14, 2012, we exercised the option on one of these drillships.
(2)	Includes expected capital expenditures for existing and future projects for the full year 2012.
(3)	Includes pro rata portion of budgeted capital expenditures of $1,814 million for projects in which we have or expect to have a minority participation and in which we currently have a minority participation, including our participation in FPSOs under construction and in three ultra-deepwater rigs in strategic partnership with Sete Brasil. We expect to finance approximately 75% to 85% of this amount with debt. See “Business—Our Fleet and Investments—FPSOs.”

Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of December 31, 2011:

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of $)
Loans and financings (1)	$806.0	$1,185.7	$562.9	$178.4	$2,733.0
Derivatives (2)	45.6	94.7	5.6	(1.9)	144.0
Equity contributions to joint ventures (3)	80.3	4.0	—	—	84.3
Purchase obligations (4)	947.8	—	—	—	947.8

Total contractual obligations	$1,879.7	$1,284.4	$568.5	$176.5	$3,909.1

(1)	Consists of estimated future amortization payments amounts plus interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2011 and assuming that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates.
(2)	Derivative financial instruments related to our loans and financings.
(3)	Pursuant to the shareholders’ agreements of FPSO Cidade de Ilhabela and FPSO Cidade de Paraty, we will be required to contribute equity. These contractual obligations are based on our 12.75% equity interest in FPSO Cidade de Ilhabela and do not include contractual obligations that would arise in connection with our exercise of our option to increase our equity interest by an additional 12.75% after first oil production. See “Business—Shareholder and Joint Venture Agreements.”
(4)	Consists of purchase obligations for equipment pursuant to binding obligations in connection with our investments in the Amaralina Star and Laguna Star drillships.

QG S.A. (an affiliate of our company) and QGOGPar entered into a shareholders’ agreement, which was consummated on October 6, 2011, pursuant to which QGOGPar agreed to purchase 49% of the common shares and 100% of the preferred shares of QGOG. In connection with the shareholders’ agreement, QGOGPar also entered into a call option agreement to purchase the remaining 51% of QGOG’s common shares for a nominal amount of R$1,000. See “Certain Relationships and Related Party Transactions.”

Indebtedness

As of September 30, 2012, our total outstanding indebtedness, was $3,336.2 million, consisting of $1,070.7 million of short-term indebtedness, including current portion of long-term indebtedness (32.1% of our total indebtedness), and $2,265.5 million of long-term indebtedness (67.9% of our total indebtedness). As of September 30, 2012, $2,716.7 million, or 81.4%, of our outstanding indebtedness was secured. A majority of our indebtedness outstanding as of September 30, 2012 has been incurred under non-recourse projects financings, except for certain financings guaranteed by Constellation on a limited recourse basis, and has been structured to be amortized in a pace commensurate with the revenue flow of the respective charter contracts. In addition, as of September 30, 2012, we had payables to related parties of $183.0million. All of our indebtedness is denominated in U.S. dollars.

Our financing strategy over the next several years involves reducing our leverage in order to increase our liquidity levels, improve our strategic, financial and operational flexibility, and maintain a debt maturity profile that is compatible with our anticipated cash flow generation and projected capital expenditures.

Short-Term Indebtedness

The following table sets forth selected information with respect to our principal outstanding short-term debt instruments as of September 30, 2012. As of September 30, 2012, Constellation had $619.5 million of outstanding short-term indebtedness (excluding current portion of long term indebtedness).

	Outstanding Amount as of September 30, 2012 (unaudited)	Contractual Interest Rate	Amortization	Final Maturity
	(in millions of $)
Instrument:
Banco Bradesco Working Capital Facilities	347.7	3.67% p.a. to 3.94% p.a.	Principal and interest due at maturity	From October 2012 to June 2013
Banco do Brasil Working Capital Facility	123.2	2.75% p.a.	Principal and interest due at maturity	September 2012
Itaú BBA Working Capital Facility	148.6	3.68% p.a. to 4.02% p.a.	Principal and interest due at maturity	From June 2013 to September 2013

Total	619.5

Constellation has entered into several loan facility agreements with Banco Bradesco S.A., as lender and administrative agent, with aggregate borrowings thereunder of $347.7million as of September 30, 2012 for general working capital purposes. These facilities bear interest at rates that range from LIBOR plus 2.75% per annum to 2.85% per annum. The final maturity dates for these facilities range from October 2012 to June 2013. Voluntary prepayments are allowed, subject to certain conditions.

On September 27, 2012, Constellation repaid the outstanding principal and interest under one of the loan facilities with Banco Bradesco S.A. In order to replace such facility, on the same day as this repayment Constellation entered into a new working capital facility agreement with Banco Itaú BBA S.A., as lender, in an amount of $57.5 million. This facility bears interest at LIBOR plus 2.70% per annum and matures in September 2013.

On September 12, 2011, Constellation entered into a working capital facility agreement with Banco do Brasil S.A., as lender, with aggregate borrowings thereunder of $123.2 million as of September 30, 2012. This facility bears interest at LIBOR plus 1.72% per annum and matures in August 2013.

On June 15, 2012, Constellation entered into a working capital facility agreement with Banco Itaú BBA S.A., as lender, with aggregate borrowings thereunder of $148.6 million as of September 30, 2012. This facility bears interest at LIBOR plus 2.95% per annum and matures in June 2013.

Long-Term Indebtedness

The following table sets forth selected information with respect to our principal outstanding long-term debt instruments as of September 30, 2012. As of September 30, 2012, we had $2,265.5 million of outstanding long-term indebtedness (including current portion of long-term indebtedness in the amount of $451.2 million).

	Outstanding Amount as of September 30, 2012 (unaudited)	Contractual Interest Rate	Amortization	Final Maturity
	(in millions of $)
Instrument:
5.25% Senior Secured Notes due 2018	624.2	5.25% p.a.	Semi-annual	July 2018

Olinda Star project loan facility	165.0	LIBOR + 1.40% p.a.	Quarterly	July 2014

Lone Star project loan facility	302.9	LIBOR + 1.15% p.a.	Quarterly	December 2017

Alpha Star project loan facility	468.6	LIBOR + 2.50% p.a.	Monthly	July 2017

Gold Star project loan facility	286.7	LIBOR + 1.15% p.a. to LIBOR + 1.35%p.a.(1)	Quarterly	January 2015
Amaralina / Laguna project loan facility	869.4	LIBOR + 2.75%p.a. to LIBOR + 3.00p.a.(2)	Monthly	October 2018 / December 2018

Total	2,716.8

(1)	The interest rate is LIBOR + 1.15% p.a. until the fifth anniversary and thereafter is LIBOR + 1.35% p.a.
(2)	The Amaralina and Laguna Star project loan facility bears interest at LIBOR + 2.75% p.a. during the construction of the drillships (except for the Norwegian Government-funded tranche which bears interest at LIBOR + 3.00% p.a. in the pre-completion period and in the post-completion period is LIBOR + 2.75% p.a.).

The table below sets forth the amortization schedule of our long-term indebtedness as of September 30, 2012.

Amortization Amount
(in millions of $)
2013	128.6
2014	481.6
2015	416.1
2016	334.2
2017	487.6
Thereafter	444.9

2,292.9

(1)	Consists of principal.

The following discussion briefly describes our significant long-term indebtedness.

6.250% Senior Notes due 2019

On November 9, 2012, we issued $700.0 million aggregate principal amount of 6.250% senior notes due 2019, resulting in proceeds net of transaction costs of $683.3 million. For more information, see “—Recent Developments.”

5.25% Senior Secured Notes due 2018

In July 2011, QGOG Atlantic/Alaskan Rigs Ltd., our indirect subsidiary, issued $700.0 million aggregate principal amount of 5.25% senior secured notes due 2018. The notes are fully and unconditionally guaranteed on a senior secured basis by Alaskan Star Ltd. and Star International Drilling Limited, or Star International, (the owners of Alaskan Star and Atlantic Star, respectively), each of which owns 50% of the shares of QGOG Atlantic/Alaskan Rigs Ltd. Interest on the notes is payable semi-annually in arrears and these notes mature in July 2018.

On October 1, 2012, we entered into an amended and restated indenture as well as corresponding security agreements related to a project restructuring. In connection with this project restructuring, Alaskan Star Ltd. and Star International granted an additional pledge of shares in two entities.

Amaralina Star and Laguna Star Facility

On March 27, 2012, Amaralina Star Ltd. and Laguna Star Ltd., our indirect subsidiaries, entered into a syndicated, secured credit facility in an aggregate principal amount of $943.9 million with various financial institutions, as lenders, the Norwegian government, represented by The Norwegian Ministry of Trade and Industry, as lender, and HSBC Bank USA, National Association, as administrative agent and collateral agent. The proceeds of this facility have been and will be used to finance the construction and operation of the Amaralina Star and Laguna Star drillships. The Amaralina Star commenced operations in September 2012 and the Laguna Star drillship is expected to commence operations in December 2012. This facility is amortizing, bears interest at nine-month LIBOR plus 2.75% per annum during construction of the drillships (except for the Norwegian Government tranche which bears interest at nine-month LIBOR plus 3.00% per annum) and one-month LIBOR plus 2.75% per annum during operation of the drillships. Each tranche matures six years and one month following commencement of operations of the respective drillship. We entered into interest rate swap agreements in order to swap to a fixed interest rate of 2.620% with respect to the tranche used to finance Amaralina Star and 2.705% with respect to the tranche used to finance Laguna Star, in each case, over the life of the respective loan.

This facility is secured by, among other collateral, mortgages on the Amaralina Star and Laguna Star drillships, pledges on the shares of Amaralina Star Ltd. and Laguna Star Ltd. and certain of their affiliates party to the charters of the Amaralina Star and Laguna Star drillships, and certain other collateral customary in project financings.

In September 2012, we borrowed an additional aggregate principal amount of $361.1 million under this facility in connection with the delivery of the Laguna Star drillship. As of the date hereof, $55.8 million are not yet disbursed under the facility.

Olinda Star Project Loan Facility

In February 2008, Olinda Star Ltd., our indirect subsidiary (the owner of Olinda Star), entered into a syndicated, secured project loan facility with various banks lenders and ING Bank N.V., as arranger, facility agent and security trustee, in the aggregate principal amount of $310.0 million to finance the upgrade of Olinda Star, which commenced operations in August 2009. This facility is amortizing, bears interest at LIBOR plus 1.40% per annum and has a final maturity in July 2014. We entered into an interest rate swap agreement in order to pay a fixed interest rate of 3.973% over the life of the loan.

Lone Star and Gold Star Project Loan Facility

In July 2007, Eiffel Ridge Group C.V., our indirect subsidiary, entered into a syndicated, secured project loan facility with various lenders, and ING Bank N.V., as arranger, facility agent and security trustee, in an aggregate principal amount of $810.2 million in order to finance the construction of Lone Star and Gold Star, which commenced operations in April 2011 and February 2010, respectively. The Lone Star facility is amortizing, bears interest at LIBOR plus 1.15% per annum and has a final maturity in December 2017. The Gold Star facility is amortizing, bears interest at LIBOR plus 2.65% per annum (which margin decreased to 1.15% upon the satisfaction of certain conditions precedent) and matures in January 2015. We entered into an interest rate swap agreement in order to pay a fixed interest rate of 5.165% over the life of those loans.

Alpha Star Project Loan Facility

In March 2011, Alpha Star Equities Ltd., our indirect subsidiary (and owner of Alpha Star), entered into a syndicated, secured credit facility with the various financial institutions party thereto, as lenders, and Citibank, N.A., as administrative agent and collateral agent, in an aggregate principal amount of $575.0 million in order to finance the construction of Alpha Star, which commenced operations in July 2011. This facility was amended and restated on August 7, 2012, as a result of our corporate reorganization. This facility is amortizing, bears interest at LIBOR plus 2.50% per annum and has a final maturity in July 2017. We entered into an interest rate swap agreement in order to pay a fixed interest rate of 1.930% over the life of this loan.

Our debt instruments require that QGOG and the issuer comply with certain financial covenants, the most restrictive of which are as follows:

•

leverage ratio (measured as adjusted net debt divided by consolidated adjusted EBITDA as defined in the applicable debt instrument) cannot exceed 4.00 to 1.00 as measured on June 30 and December 31 for the 12-month period ended on each such date; and

•	interest coverage ratio must that be greater than 3.00 to 1.0 as measured on June 30 and December 31 for the 12-month period ended on each such date.

In addition to the financial covenants described above, certain of our debt instruments require that QGOG and the issuer comply with minimum liquidity requirements, the most restrictive of which are as follows:

•	consolidated tangible net worth must be equal to or greater than $250.0 million at all times; and

•	consolidated cash and cash equivalents and marketable securities must be equal to or greater than R$80.0 million as measured on June 30 and December 31 for the 12-month period ended on each such date.

As of and for the year ended December 31, 2011, we and our subsidiaries were in compliance with these financial and liquidity covenants, and we believe that we and our subsidiaries will be able to continue to comply with these financial and liquidity covenants for the foreseeable future. In addition, we believe that our compliance with these financial or liquidity covenants will not adversely affect our ability to implement our financing plans.

These instruments also contain other covenants that restrict, among other things, the ability of our project subsidiaries to, among other things:

•	incur certain indebtedness;

•	make payments other than project costs and operational expenses;

•	grant liens on assets;

•	enter into mergers, consolidations, corporate restructurings or sell assets;

•	undertake certain asset purchases;

•	engage in certain transactions with affiliates;

•	amend certain transaction documents; and

•	engage in any business other than the business in which such subsidiaries are currently engaged.

In addition, the instruments governing a substantial portion of our indebtedness contain cross-payment default or cross-acceleration clauses, such that the occurrence of a payment event of default or acceleration under certain specified debt instruments of the parties to a specified project could trigger an event of default under other indebtedness of such project parties or enable the creditors under other indebtedness of such project parties to accelerate that indebtedness.

As of September 30, 2012, all of our long-term debt was secured by:

•

all shares of QGOG Atlantic/Alaskan Rigs Ltd., Alaskan Star Ltd., Star International, Drilling Limited, Olinda Star Ltd. and certain of its affiliates, Eiffel Ridge Group C.V. and certain of its affiliates involved in the chartering of Gold Star and Lone Star and the operations related thereto, and Alpha Star Equities Ltd. and certain of their affiliates involved in the chartering of Alpha Star and the operations related thereto;

•	Alaskan Star, Atlantic Star, Olinda Star, Gold Star, Lone Star and Alpha Star;

•	equipment, contracts rights, insurance policies, revenues, rights and claims under any indemnity, warranty or letter of credit; and

•	the bank accounts of the borrowing entities and certain of their affiliates involved in the chartering of the related drilling rigs.

The security arrangements for our secured debt vary depending on the transaction. In addition, we act as sponsor to our project facilities. As of September 30, 2012, we were in compliance with all covenants for the debt described above.

Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as special purpose entities, which includes special purposes entities and other structured finance entities.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We have entered, and in the future may enter, into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.

Interest Rate Risk

We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risk. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. As of December 31, 2011, we had fixed-for-floating interest rate swaps covering all of our outstanding variable rate debt.

Foreign Currency Exchange Rate Risk

The U.S. dollar is the functional currency of the issuer and most of its subsidiaries because the substantial majority of our revenues and part of our expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also the U.S. Dollars. However, there is a risk that currency fluctuations could have an adverse effect on us as we also earn revenue and incur expenses in other currencies, mainly Brazilian reais. As a result of the payment structure of our customer contracts, we reduce our exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. Due to various factors, including customer acceptance, local banking laws, other statutory requirements, local currency convertibility and the impact of inflation on local costs, our actual local currency needs may vary from those anticipated in our customer contracts, resulting in partial exposure to foreign exchange risk. Fluctuations in foreign currencies have not had a material impact on our overall operating results or financial condition. See “—Results of Operations—Principal Components of Our Results of Operations—Effects of Foreign Exchange Variations on Our Results of Operations” for further information.

INDUSTRY

Brazilian Oil and Gas Sector

History

From 1988 to 1995, the Brazilian Constitution granted the federal government a monopoly over the country’s oil and gas industry. The federal government chose Petrobras to be the sole entity allowed to operate across the entire Brazilian oil and gas value chain. In 1995, however, the ninth amendment to the Constitution overturned this monopoly, paving the way for other entities to enter the Brazilian oil and gas market under the supervision and regulation of the ANP, beginning in 1997. In addition to creating the ANP, Law 9,478/97, or the 1997 Oil and Gas Law, created a concession system in which companies could bid for the right to explore Brazilian oil and gas resources.

Since this change, many companies have sought to gain access to this market. In this context, a number of global players in the oil and gas industry have invested significant capital in Brazil; however, the emphasis remains on domestically-sourced growth, with Petrobras spearheading a significant portion of the oil and gas industry development in the country. Furthermore, the ANP has created rules establishing “minimum local content,” such that a specified portion of all goods and services produced and rendered in the sector must come from Brazilian sources. For pre-salt exploration and production, the recently enacted Brazilian production sharing regime guarantees Petrobras the status as the sole and mandatory operator of all strategic concessions—encompassing most of the pre-salt reservoirs—and a minimum of 30% participation in any syndicate granted a concession. See “Business—Brazilian Regulatory Framework.”

While pre-salt activity currently only comprises 5% of Brazil’s total production, it is expected by Petrobras to increase to over 47% by 2020. The anticipated development of the pre-salt offshore fields contributes largely to the growth prospects of the Brazilian oil and gas industry. From 2006 to 2011, 50% of new discoveries globally were in deepwater and, of those, 63% were in Brazil as has been publicly disclosed by Petrobras. Petrobras expects its total production to more than double from the current 2.7 million boepd to an estimated 5.8 million boepd in 2020.

PETROBRAS PRODUCTION GROWTH PROJECTIONS

Source: Petrobras

Pre-salt potential and recent discoveries

Historically considered promising, Brazil’s deepwater offshore reserves have generated significant interest in recent years with the extensive presalt discoveries. Located in ultra-deepwater off the coast of the states of Rio de Janeiro, Espírito Santo, and São Paulo, the pre-salt discoveries represent a global landmark for oil and gas exploration. Relatively more technically challenging and difficult to reach, ultra-deepwater exploration has become increasingly relevant globally, as onshore and shallow water resources are becoming depleted. These largely untapped resources trapped below a thick layer of salt, in an area comparable in size to the Gulf of Mexico, are expected to change the global landscape in terms of the largest oil producing nations within a decade.

Brazil has experienced the second largest reserve growth in the world over the past 10 years. This growth can be attributed mainly to pre-salt discoveries like the Lula (formerly Tupi) Field, one of the largest prospects in the world, with a total resource potential of 6.5 billion boe. Further, over 20 discoveries in the Santos and Campos Basins have contributed over 30 billion bbls of reserves since 2006.

While the 2006 discovery of the Lula Field served as a catalyst for further exploration, 2009 marked an inflection point for the Brazilian offshore industry. In 2009, Devon Energy, OGX and Petrobras announced one, two and nine discoveries, respectively, representing an estimated 3.6 billion boe of additional reserves. Since then, driven by advances in offshore drilling technology, Brazil has continued to outpace the rest of the world in terms of exploration activity, announced discoveries and reserve additions. In Latin America, Brazil accounted for one in three wells drilled and nearly 90% of all reserves discovered during 2011. Of the 10 largest discoveries worldwide during this same period, eight occurred in Brazil, including the large Libra field discovery in the Santos Basin.

PROVEN GLOBAL RESERVES VS. BRAZILIAN POTENTIAL (BILLION BOE)

Source: 2012 BP Statistical Review of World Energy

Petrobras’ plans

In light of recent discoveries, Petrobras announced, in 2009, its first fully detailed four-year investment plan, with an estimated $174 billion in capital expenditures through 2013. The plans included $105 billion for E&P, encompassing a tender for 28 ultra-deepwater rigs to be delivered by 2016 – a number later increased to 33 rigs. Since then, Petrobras’ four-year plan has continued to increase year after year. The latest revision, in June 2012, announced investments of $237 billion from 2012-2016. Approximately $142 billion (or 60%) of these capital expenditures will be allotted to E&P projects, with $132 billion allotted for projects in Brazil alone. As a result, activity in Brazilian waters is expected to grow significantly in the coming years, with over 1,000 wells anticipated to be drilled as a result of the E&P investment plan.

Source: Petrobras

Offshore drilling

Overview

The global offshore drilling industry provides drilling, workover and well construction services to oil and gas exploration and production companies through the use of jackup platforms, semi-submersible rigs, drillships and various other drilling units. As the world looks for new sources of oil and gas to supplement depleting reserves, offshore drilling activity and discoveries have become an increasingly critical source of supply. Exploration activity has been ongoing in key regions including Brazil, the Gulf of Mexico, and West Africa, as well as emerging areas such as East Africa, South-East Asia and Australia. The fact that large offshore reserves are often located in remote areas under harsh conditions has made offshore drilling both challenging and expensive, spurring demand for increased technology and capabilities. Additionally, many new discoveries are occurring in deeper waters, which require higher specification drilling units.

Offshore drilling units are typically categorized as either jackups or floaters, terms which describe a rig’s basic form. Jackups are used in shallow water, while floaters are used in deeper waters where the rigs float at the surface level. Rigs are then further classified by rig type, drilling depth and generation, which refers to the year when the rig was ordered. We operate floating drilling units with a fleet comprised of drillships and semi-submersible rigs, conducting drilling in ultra-deepwater, deepwater and midwater environments.

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Drillships—Vessels resembling a typical ship built for deepwater drilling. In addition to a full suite of equipment, a drilling derrick is usually located at the center of a drillship, with drilling operations being conducted through openings in the ship-shaped hull called moon pools. They typically carry larger loads than semi-submersible rigs and are self-propelled and highly mobile, making them highly effective for exploratory drilling in remote locations.

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Semi-submersible rigs—Floating vessels that are supported by a submerged or partially submerged ballasting platform system that provides stability and protection against ocean conditions such as waves, winds and currents. Ballast tanks enable the rig to float on shallow draft while in transit and are filled with seawater upon arrival at the drilling location. Semi-submersible rigs are typically mobilized either through self-propulsion capabilities or through the assistance of a supply vessel or other similar vessel. Semi-submersible rigs are typically better suited than drillships for operations in rougher water conditions.

Offshore discoveries

From 2005, since the onset of ultra-deepwater and the increasing popularity of deepwater exploration, offshore oil and gas reserve additions have accounted for a large part of new reserves discovered globally. With improvements in technology and the consequent reductions in the costs of ultra-deepwater drilling, the demand to explore and produce ultra-deepwater resources is likely to increase in the future. The most significant regions of ultra-deepwater exploration have been Brazil, Africa and North America.

Drilling rig mix and count

To meet the increasing demand to explore new discoveries offshore, the global supply of offshore rigs has grown substantially over the years, especially with respect to ultra-deepwater rigs. Further, this trend of increasing numbers of ultra-deepwater rigs is expected to continue.

Source: Fearnley

As discoveries are made in increasingly deeper waters, incremental demand has shifted to higher specification units. While the midwater market continues to be strong given ongoing exploration, appraisal, and development work in fields with this water depth, ultradeepwater represents the future of offshore drilling. There is a significant opportunity in the largely untapped ultra-deepwater resources of the so-called “golden triangle”: Brazil, Gulf of Mexico and West Africa. As shown in the chart below, this has caused a significant increase in the demand for ultra-deepwater floaters.

Source: Fearnley

Business model

Offshore oil and gas drilling hinges on the contractual relationship between drillers and E&P companies. Offshore drillers own rigs that are contracted out to E&P operators for a dayrate. These dayrate contracts vary in scope from short-term operational goals of drilling a specified number of wells to longer term contracts granting use of a rig for months or years. Given its level of complexity and the often remote location of offshore wells, offshore operations tend to require significantly more rig time than onshore operations.

As the chart below shows, dayrates have been increasing over time as a greater portion of global oil and gas exploration has shifted offshore, increasing the demand for offshore drilling rigs. The economic crisis in 2009 resulted in a decline in demand for exploration causing dayrates to fall. However, dayrates bottomed out in late 2010 and have since recovered to near pre-2009 levels. As offshore activity continues to grow, demand for rigs also rises. Additionally, the dearth of new rig orders immediately following the crisis has created a tight supply situation. In combination with this tight supply, the increasing demand dynamic has created upward pressure on dayrates. Further, with the industry increasingly focused on drilling in deeper waters, rigs that are more technically sophisticated tend to command premium dayrates.

Source: Fearnley

Utilization refers to the percentage of active rigs operating. Dayrates and utilization are two significant factors that dictate the production of the offshore drilling sector. As demand for offshore drilling rigs increase, utilization also typically increases. Elevated utilization implies a tightened rig supply condition, which contributes to upward pressure on dayrates. The charts below highlight this dynamic as ultra-deepwater and deepwater rigs are running at near 100% utilization, which explains the strengthening dayrate environment.

Source: Fearnley

Offshore drilling in Brazil

From January 2006 to September 2011, out of the 875 wells that were drilled in Brazilian waters, 188 (21.4%) were located in ultra-deepwater. The exploration and production of ultra-deepwater blocks is a more complex activity than onshore or shallow water drilling and, consequently, requires more sophisticated technology. As shown in the chart below, Petrobras has announced plans to seek approximately 95 ultra-deepwater and deepwater units by 2020. This number could increase in light of new discoveries and the changing pace of Petrobras’ exploration campaign, especially given that it has expanded its capital expenditure program in each of the past four years.

Source: Fearnley

Floating Production Storage and Offloading Units

Overview

An FPSO is a floating vessel incorporating topside hydrocarbon processing facilities as well as storage space. Typically, FPSOs are converted ships or vessels custom made for offshore production operations and will generally be designed for specific types of oil. Modern FPSO units are often equipped with a sophisticated mooring system that enables safe and reliable operations under extreme weather conditions and are usually moored over a producing field for the duration of the economic life of that field. Upon installation of an FPSO, the hydrocarbon stream (oil, gas and water) is transferred to the surface from the wellhead using subsea equipment on the sea floor that is connected to the FPSO unit through flow lines called risers. Risers carry oil, gas and water to the FPSO for processing. The processed oil is stored in the hull of the vessel and ultimately transferred to shuttle tankers for delivery to onshore facilities. The produced gas is used onboard for power generation, offloaded for commercial use or re-injected subsurface to maintain reservoir pressure. The treated water is either disposed of at sea or re-injected into the production field.

While FPSOs have become an increasingly important fixture across the offshore industry, they have had the greatest impact on deepwater and ultra-deepwater operations for various reasons. First, they can provide a full set of production and processing services without requiring the support of a well-developed system of traditional pipeline infrastructure, which is critical for the emerging deepwater exploration. Additionally, given their relative ease of installation, FPSOs provide a flexible solution to adapt to the offshore production needs as new discoveries are made and start being explored. As such, there has been an increasing demand for FPSOs. As the chart below shows, both the total and working numbers of FPSOs have been growing every year. With a further 42 FPSOs that were under construction in 2011, this trend can be expected to continue in the near term.

Source: Fearnley

FPSO market

FPSOs, similarly to drilling rigs, are contracted on a dayrate basis, and those that are more technologically advanced or are better equipped to handle production in harsher conditions command higher dayrates. However, a key difference in comparison to drilling rig contracts is that FPSO contracts are typically characterized by longer terms. A typical FPSO contract can have a duration that ranges from 10 to over 20 years duration.

FPSO outlook in Brazil

With a plan to invest $67.7 billion and $47.5 billion by 2015 in pre-salt and post-salt exploration and FPSO services, respectively, Petrobras is committed to developing the world-class resource potential found in offshore Brazil. Brazil’s exploration and production will be more focused on deepwater and ultra-deepwater areas. Given the distances and depths involved, the construction of traditional subsea pipelines could be technically challenging and costly. These dynamics support a marked increase in FPSO demand, with Brazil poised to be the top market for FPSOs in Latin America and the leading source of FPSO orders globally.

PETROBRAS PRODUCTION PLATFORMS REQUIREMENT (FPSO AND SUBSEA SYSTEMS)

Source: Petrobras General Presentation, December 2011.

Onshore drilling

Overview

Onshore contract drillers own and operate land rigs that are contracted to E&P companies for a fixed dayrate. Similar to offshore rigs, onshore rigs vary widely in size, specification, and drilling depth. The onshore drilling industry is characterized by similar features and driven by similar dynamics as those seen in offshore drilling. However, due to the lower complexity and higher availability of onshore rigs, the constructions costs and dayrates associated with them are a fraction of the lowest specification and least expensive offshore drilling rigs.

Given the massive pre-salt discoveries, Brazil’s emerging oil and gas industry has focused on offshore exploration activity. Similarly, Petrobras’ attention and capital investment plan has shifted towards offshore development. However, significant upside appears to exist in Brazilian onshore basins, driving a noticeable influx of entrants looking to exploit this growth potential. With less competition from Petrobras, these companies have been able to acquire land blocks in the latest concessions bidding rounds.

However, Petrobras continues to be the leading onshore operator in Brazil, and in February 2012, it announced a discovery of light oil and gas producing properties in the Amazon river delta. Additionally, OGX has continued to expand its gas portfolio, with a successful exploration campaign in the Parnaíba Basin in 2011. Another Brazilian company, HRT, has been one of the most active onshore players in Brazil, by focusing its efforts on the Solimões Basin, where it drilled four wells in 2011.

Brazil is not the only country in the region with increasing onshore activity and upside potential. In Colombia, for instance, the Llanos Basin continues to offer major exploration and development opportunities, with local players investing substantial amounts in the search for new oil in light of their low reserves to production ratios. Furthermore, across South America, mounting efforts supporting the exploration of the region’s considerable unconventional resources—including the yet untapped tight gas plays in the São Francisco Basin in Brazil—create a positive outlook for the further development of the onshore rig market in the region.

BUSINESS

Overview

We are a market leading Brazilian-controlled provider of offshore oil and gas contract drilling and FPSO services in Brazil. We are also one of the ten largest drilling companies globally, as measured by ultra-deepwater and deepwater drilling rigs in operation. We believe that our size and over 30 years of continuous operating experience in this industry provides us a competitive advantage in the Brazilian oil and gas market. In particular, we believe we are well positioned to benefit from the expected increase in ultra-deepwater drilling activity in Brazil, a market segment driven primarily by the recent discoveries of vast potential oil and gas reserves in the pre-salt layer offshore Brazil. We own and hold ownership interests in a fleet of state-of-the-art offshore and onshore drilling rigs and FPSOs, including eight ultra-deepwater rigs in operation, under mobilization or under construction. In 2011, we recorded net operating revenues of $586.3 million, a 2009-2011 annual net operating revenue CAGR of 93.5% and an EBITDA margin of 36.1%. For the nine-month period ended September 30, 2012, we recorded net operating revenues of $575.9 million and an EBITDA margin of 56.5%. We plan to continue our growth strategy through investments in additional premium ultra-deepwater drilling units and FPSOs. We are part of the Queiroz Galvão Group, which through QG S.A., the group’s Brazilian holding company, is one of the largest Brazilian conglomerates with $3.4 billion in consolidated gross revenues in 2011 and with a proven track record in heavy construction, energy, oil and gas, infrastructure, real estate, agriculture and steel. We have successfully capitalized on our market-leading position and industry expertise to accumulate a contract backlog of $10.9 billion as of September 30, 2012, a 136.6% increase from our contract backlog as of December 31, 2008.

Our competitive strengths

We believe the following strengths have contributed to our success and differentiate us from our competitors:

Strong competence in ultra-deepwater drilling in Brazil. We have a long track record of operating drilling rigs for the exploration of oil and gas in Brazilian waters. In the ultra-deepwater segment, we currently operate a modern fleet of three drilling rigs which drilled ten wells in 2010 and 2011. Our fleet of ultra-deepwater drilling rigs is one of the largest Brazilian owned ultra-deepwater fleets in the industry. Ultra-deepwater drilling is inherently more complex and operationally challenging than drilling in shallower water depths. We are one of a small group of Brazilian contract drillers with commercial scale and demonstrated ultra-deepwater drilling competence. Our deepwater contract drilling operations achieved 94% average uptime in 2011, and we expect to improve our performance in 2012 following the learning curve of our deepwater rigs. After the initial learning curve period of 12 to 24 months, we expect to achieve average uptime for our ultra-deepwater rigs that is consistent with the performance our deepwater rig achieved in 2011.

Premium fleet of offshore drilling rigs. We have a modern fleet of drilling rigs constructed by many of the world’s leading shipyards, including Samsung Heavy Industries Co., Ltd., or Samsung, and Keppel FELS. Our existing ultra-deepwater rigs have the capability to operate in water depths ranging from 7,900 to 9,000 feet and drill to a total well depth of 30,000 feet. In addition, we currently have two drillships in operation (Amaralina Star and Laguna Star), each of which is capable of drilling in water depths of up to 10,000 feet and drill to a total well depth of 40,000 feet. We have regularly upgraded our drilling rigs to incorporate technological advances that increase the efficiency of our operations. As of the date of this prospectus, all of our offshore drilling rigs were either less than three years old or had major upgrades within the last three years.

Strong relationship with Petrobras. We have maintained a strong and long-standing relationship with Petrobras having performed continuous drilling services for the company since 1981. Our extensive knowledge and experience in the Brazilian drilling market is the principal basis of our strong relationship. All of our offshore drilling rigs, all of the FPSOs in which we have invested and six of our onshore drilling rigs are currently contracted to Petrobras. In addition, most of our senior executives have more than 30 years of experience working with Petrobras. We believe we are well positioned to continue as a strategic service provider to Petrobras by renewing our current charter and service contracts and entering into new charter and service contracts with Petrobras. We further believe that the Queiroz Galvão Group’s long, close business relationship with Petrobras in a number of areas, including heavy construction and E&P, strengthens our business prospects in the oil and gas industry.

Financial ability to execute growth plan. We enter into long-term charter contracts with respect to all of our offshore drilling rigs and FPSOs. Our contract profile provides significant revenue visibility which enables ongoing access to various sources of capital. Typically, we fund the majority of our investments in new offshore assets through project financing in the bank and capital markets. Our long-term contracts, our significant experience with obtaining financing, even under distressed markets, and our regular dialogue with international banks, lenders and investors increase our ability to obtain capital to fund additions to our fleet of offshore assets.

High safety standards and strong track record. In addition to our focus on operational performance and drilling efficiency, we operate with the highest Quality, Health, Safety and Environment, or QHSE, standards. All of our drilling operations are certified by ISO 9001:2008, ISO14001:2004 and OHSAS18001:2007 standards, which were renewed in November 2011. Although not mandatory in our line of business, our adoption of these standards is a testament to our commitment to QHSE.

Highly skilled employees with low turnover. We employ skilled personnel to operate and provide technical services to, and support for, our rigs. As of September 30, 2012, we had a total of 2,370 employees. We enjoy low turnover levels among the crew and key officers of our drilling units, which is an important factor in achieving high levels of uptime of our rigs and which is especially critical in the skilled-personnel labor market in Brazil. We employ an ongoing, robust training program for all of our employees, which promotes, among other factors, superior safety practices. We use this program to develop talent organically and to regularly promote people from within our company to more senior positions. We also take advantage of our onshore rigs to train our personnel for work on our more complex offshore drilling rigs.

Highly experienced management team backed by a strong shareholder group. Our management team is comprised of highly trained executives, most with more than 30 years of experience in the Brazilian and global oil and gas sector. Our executives have in-depth knowledge of drilling and FPSO operations, including project bidding, procurement, overseeing construction and upgrades of drilling rigs and the efficient, safe and profitable operation of our assets. Moreover, prior to joining us, many of our key executives worked at Petrobras and other international oil and gas companies, as well as leading global services companies.

Our controlling shareholders are members of the Queiroz Galvão family, which controls the Queiroz Galvão Group. In 2011, the consolidated gross revenue of the Queiroz Galvão Group was $3.4 billion. We believe that the Queiroz Galvão Group’s recognized financial strength, geographic diversity and successful business track record in a wide spectrum of industries, represent key competitive advantages for our development and growth.

In June 2010, Capital International Private Equity Funds, or CIPEF, a global emerging markets private equity program managed by Capital International, Inc., or Capital, acquired an equity interest of 19.5% in Constellation (which, after the completion of the first stage of our corporate reorganization, resulted in CIPEF holding an equivalent equity interest in our capital stock). Capital is currently represented on our Board of Directors and has contributed to our adoption of best corporate governance practices and financial management tools. Through a CIPEF fund, the Oil & Gas Group of the International Finance Corporation, a unit of the World Bank Group, invested $100 million in a co-investment vehicle for our company organized by CIPEF and as a result, is one of our indirect shareholders.

Our growth strategies

We have consistently grown in accordance with our growth strategy. Our net operating revenues increased by 69.1% to $586.3 million in 2011 from $346.8 million in 2010. Our net operating revenues increased 38.7% to $575.9 million for the nine-month period ended September 30, 2012 from $415.3 million for the nine-month period ended September 30, 2011. Furthermore, we have increased our backlog to $10.9 billion as of September 30, 2012 from $4.6 billion as of December 31, 2008, an increase of 136.6%. Our backlog of $10.9 billion as of September 30, 2012 represents 14.6 times our net operating revenues for the 12-month period ended September 30, 2012.

We intend to pursue the following strategies:

Capitalize on our market-leading position in the Brazilian ultra-deepwater drilling and FPSO sectors. As a recognized Brazilian market leader, we intend to capitalize on our strong market position in Brazil and close relationship with Petrobras to continue to grow our ultra-deepwater and FPSO operations. For example, we entered into a partnership with Sete Brasil through which we own a 15% equity interest in and will operate three ultra-deepwater drilling rigs that will be built at the BrasFELS Shipyard, a subsidiary of Keppel FELS Ltd., the shipyard with a strong track record in Brazil. These three rigs are expected to commence operations in 2016, 2018 and 2019, respectively, and we will operate these units for Petrobras. We have also entered into a partnership with SBM Holding and Mitsubishi through which we have a right of first refusal to participate in future FPSO projects contracted by them with Petrobras in Brazil. We intend to further develop our FPSO partnerships in Brazil through the co-ownership and operation of additional FPSO units.

Significantly expand our business by investing in state-of-the-art ultra-deepwater drilling rigs. We have planned up to $5.1 billion of investments, $3.1 billion of which are related to already existing commitments, principally in new ultra-deepwater drilling rigs and FPSOs through 2015 to take advantage of Petrobras’ significant capital expenditure plan and expand our dominant position in Brazil. We are focused on using and investing in new and proven technologies that have the potential to maximize efficiency, reduce environmental impact and enhance safety. We expect that all rigs we procure will be constructed under fixed-price contracts with top-rated shipyards.

We are also exploring strategic acquisitions of drilling assets, or investments in contract drilling companies, on an opportunistic basis, that we expect could enhance our growth, create value for our shareholders and increase our global market share. We believe that our extensive knowledge of the Brazilian oil and gas market, particularly in ultra-deepwater operations, will be critical in the pursuit of these opportunities either in Brazil or outside Brazil.

Through these organic and strategic growth initiatives, we plan to double the number of our ultra-deepwater fleet by 2020.

Strengthen our relationship with Petrobras and other companies. Our longstanding and strong relationship with Petrobras positions us well to capitalize on the expected growth in the Brazilian and global oil and gas markets. We intend to continue to work to strengthen our relationship with Petrobras to develop additional offshore and onshore drilling projects. In addition, we will continue to strengthen our relationships with international companies and other Brazilian companies in an effort to opportunistically pursue other offshore and onshore projects.

Seek revenue visibility through financially attractive long-term contracts. We believe that our focus on long-term contracts reduces our exposure to market risks and provides access to stable and reliable revenues. The average length of charter contracts in Brazil is longer than in other markets. Our focus on long-term contracts for exploration and development projects in deep and ultra-deepwater continues to strengthen our relationship with Petrobras, which values reliability and superior service. We believe that our long-term contracts will increase our ability to raise capital for the acquisition of additional drilling and FPSO units as well as to fund other growth opportunities. In addition, given the expected growth in demand for offshore drilling rigs globally and in Brazil, we intend to seek to negotiate higher dayrates upon the expiration of our current charter contracts. We plan to achieve this by seeking contracts that require the most technologically advanced rigs, which are needed for more complex ultra-deepwater and deepwater drilling services. Furthermore, certain of our current charter and service contracts permit their renewal subject to our and our counterparty’s consent, and, based on our successful history of contract renewals at higher rates we expect to be able to successfully negotiate the renewal terms of these contracts on market terms.

Focus on high operational performance and QHSE standards. We intend to maintain our strong focus on the continued high quality performance and safety of our operations. Our management team is dedicated to the superior performance of our assets by hiring and retaining highly-skilled employees and training current employees. We maintain high QHSE standards by maintaining our certifications in ISO 9001:2008, ISO14001:2004 and OHSAS18001:2007 standards and focusing on investing in state-of-the-art technology and performing planned maintenance on our drilling units. In addition, we are committed to continuing to provide safety training to maintain the quality of service to our clients expect from us, including low downtime for our rigs.

Our Operations

The chart below sets forth, our offshore drilling operations located in the Santos and Campos Basin, and our onshore drilling operations located in the States of Amazonas and Maranhão, as of September 30, 2012.

Our Fleet and Investments

Offshore Drilling Rigs

We commenced our offshore drilling operations in 1994 with our purchase of the Alaskan Star rig. Since then, our portfolio of offshore rigs has grown to six semi-submersible rigs and two drillships (in both of which we hold a 55% interest) currently in operation and under long-term charter contracts with Petrobras. In addition, we hold a 15% interest in three ultra-deepwater semi-submersible rigs through a strategic partnership with Sete Brasil.

The following table describes the main characteristics of our offshore drilling rigs and investments.

Rig	% Interest	Type	Water Depth (ft)	Drilling Depth Capacity (ft)	Delivery Date	Shipyard	Dayrate ($/day) (6)	Design
Ultra-deepwater
Alpha Star	100%	DP; SS	9,000	30,000	July 2011	Keppel FELS	431,513	DSS 38
Lone Star	100%	DP; SS	7,900	30,000	April 2011	SBM Atlantia/GPC	349,212	TDS 2000 Plus
Gold Star	100%	DP; SS	9,000	30,000	February 2010	Keppel FELS	354,788	DSS 38
Amaralina Star (1)	55%	DP drillship	10,000	40,000	September 2012	Samsung Korea	422,572	Samsung 10000
Laguna Star (1)	55%	DP drillship	10,000	40,000	December 2012	Samsung Korea	422,572	Samsung 10000
Urca (2)	15%	DP; SS	10,000	32,800	July 2016	Keppel FELS	566,757	DSS 38 E
Bracuhy (2)	15%	DP; SS	10,000	32,800	January 2018	Keppel FELS	571,135	DSS 38 E
Mangaratiba (2)	15%	DP; SS	10,000	32,800	May 2019	Keppel FELS	575,544	DSS 38 E
Deepwater
Olinda Star	100%	Moored; SS	3,600	24,600	August 2009(3)	C.F.E.M.	292,297	TH-2800
Midwater
Alaskan Star	100%	Moored; SS	1,700	25,000	December 2010(4)	Mitsubishi	304,063	Pacesetter
Atlantic Star	100%	Moored; SS	2,000	21,320	February 2011(5)	C.F.E.M.	292,368	Pentagon

(1)	We hold a 55% interest in these drillships through a strategic partnership with Alperton. We will receive 100% of the charter and services revenues from these drillships until the repayment in full of loans we have made to Alperton (with a maximum term of 12 years) to fund its related equity contributions. See “—Shareholder and Joint Venture Agreements—Shareholders Agreements Related to Amaralina Star and Laguna Star.”
(2)	In connection with our strategic partnership with Sete Brasil, on August 3, 2012, we entered into three shareholders’ agreements to acquire a 15% equity interest in three special purpose companies, each one owning a semi-submersible rig. See “—Shareholder and Joint Venture Agreements.” In addition, we will be the sole operator and will receive 100% of the services revenues. The charter and service contracts in connection with our partnership with Sete Brasil were signed on August 3, 2012.
(3)	Olinda Star underwent an upgrade with total cost of $275.2 million, which was concluded in August 2009.
(4)	We acquired the Alaskan Star in 1994 while it was an operational rig. The Alaskan Star underwent upgrades with total cost of $132.4 million, including the last upgrade concluded in December 2010.
(5)	We acquired the Atlantic Star in 1997 while it was an operational rig. Atlantic Star underwent upgrades with total cost of $116.3 million, including the last upgrade concluded in February 2011.
(6)	Dayrates as of September 30, 2012. The dayrates reflect 100% of the charter and corresponding service contract dayrates and include the applicable performance bonus under each offshore charter and corresponding service contract. We are eligible for (i) an up to 10% performance bonus with respect to each of our Alpha Star, Amaralina Star, Laguna Star and Olinda Star units, (ii) a 15% performance bonus with respect to each of our Urca, Bracuhy, Mangaratiba, Lone Star, Alaskan Star and Atlantic Star units and (iii) no performance bonus with respect to our Gold Star rig. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting our Results of Operations—Revenue per Asset, Utilization, Uptime and Dayrates of Our Drilling Rigs.”

Alpha Star

Alpha Star is a semi-submersible drilling rig that commenced operations in July 2011. This drilling rig is capable of drilling in waters with depths of up to 9,000 feet and has a drilling depth capacity of up to 30,000 feet. Alpha Star is equipped to operate in pre-salt water depths and is under charter with Petrobras until July 2017. It is a DSS 38 rig constructed by Keppel FELS.

Lone Star

Lone Star is a semi-submersible drilling rig that commenced operations in April 2011. This drilling rig is capable of drilling in waters with depths of up to 7,900 feet and has a drilling depth capacity of up to 30,000 feet. Lone Star is equipped to operate in pre-salt water depths and is under charter with Petrobras until March 2018. It is a TDS 2000 Plus rig constructed by SBM Atlantia/GPC.

Gold Star

Gold Star is a semi-submersible drilling rig that commenced operations in February 2010. This drilling rig is capable of drilling in waters with depths of up to 9,000 feet and has a drilling depth capacity of up to 30,000 feet. Gold Star is equipped to operate in pre-salt water depths and is under charter with Petrobras until February 2015. It is a DSS 38 rig constructed by Keppel FELS.

Amaralina Star

We have a 55% interest in Amaralina Star, which was built by Samsung Korea and commenced operations in September 2012, through a joint venture with Delba Associated Companies, or Delba. We made a loan to Alperton to finance its 45% equity interest in Amaralina Star. The maximum final maturity date of this loan is 12 years after the date of acceptance of Amaralina Star by Petrobras. Until the repayment in full of this loan, we will receive 100% of the revenues from the charter agreement with Petrobras. Amaralina Star is designed to be capable of drilling in waters with depths of up to 10,000 feet and has a drilling depth capacity of up to 40,000 feet. It is equipped to operate in pre-salt water depths.

Amaralina Star is under charter with Petrobras until September 2018.

Laguna Star

We have a 55% interest in Laguna Star, which was built by Samsung Korea and commenced operations in November 2012, through a joint venture with Delba. We made a loan to Alperton to finance its 45% equity interest in Laguna Star. The maximum final maturity date of this loan is 12 years after the date of acceptance of Amaralina Star by Petrobras. Until the repayment in full of this loan, we will receive 100% of the revenues from the charter agreement with Petrobras. Laguna Star is expected to commence operations in December 2012 and is designed to be capable of drilling in waters with depths of up to 10,000 feet and has a drilling depth capacity of up to 40,000 feet. It will be equipped to operate in pre-salt water depths.

Laguna Star is under charter with Petrobras until November 2018.

Urca

We own a 15% equity interest in the Urca semi-submersible drilling rig through a strategic partnership with Sete Brasil. Urca is expected to commence operations in 2016 and is designed to be capable of drilling in waters with depths of up to 10,000 feet and have a drilling depth capacity of up to 32,800 feet. It will be equipped to operate in pre-salt water depths. Upon completion of its construction and its acceptance by Petrobras, Urca will be under contract with Petrobras until 2031.

Bracuhy

We own a 15% equity interest in the Bracuhy semi-submersible drilling rig through a strategic partnership with Sete Brasil. Bracuhy is expected to commence operations in 2018 and is designed to be capable of drilling in waters with depths of up to 10,000 feet and have a drilling depth capacity of up to 32,800 feet. It will be equipped to operate in pre-salt water depths. Upon completion of its construction and its acceptance by Petrobras, Bracuhy will be under contract with Petrobras until 2033.

Mangaratiba

We own a 15% equity interest in the Mangaratiba semi-submersible drilling rig through a strategic partnership with Sete Brasil. Mangaratiba is expected to commence operations in 2019 and is designed to be capable of drilling in waters with depths of up to 10,000 feet and have a drilling depth capacity of up to 32,800 feet. It will be equipped to operate in pre-salt water depths. Upon completion of its construction and its acceptance by Petrobras, Mangaratiba will be under contract with Petrobras until 2034.

Olinda Star

Olinda Star is a semi-submersible drilling rig originally constructed in 1983 that commenced its drilling operations in August 2009. This drilling rig is capable of drilling at water depths of up to 3,600 feet and has a drilling depth capacity of up to 24,600 feet. Olinda Star is under contract with Petrobras until August 2014.

Alaskan Star

Alaskan Star is a semi-submersible drilling rig originally constructed in 1976 that marked our entrance into the offshore drilling business in 1994. This drilling rig is capable of drilling at water depths of up to 1,700 feet and has a drilling depth capacity of up to 25,000 feet. Alaskan Star is currently under contract with Petrobras until November 2016. We completed an upgrade of Alaskan Star in December 2010.

Atlantic Star

Atlantic Star is a semi-submersible drilling rig originally constructed in 1976 that we acquired in 1997. This drilling rig is capable of drilling at water depths of up to 2,000 feet and has a drilling depth capacity of up to 21,320 feet. Atlantic Star is currently under contract with Petrobras until July 2018. We completed an upgrade of Atlantic Star in February 2011.

Sete Brasil

On June 3, 2011, Petrobras invited us to participate in a public tender process for the charter of up to 21 ultra-deepwater drilling rigs, with associated services, all required to be built in Brazil with 55% to 65% local content, in accordance with tender rules. In September 2011, we entered into a binding term sheet with Sete Brasil to acquire a 15% equity interest in three special purpose companies, each of which would own an ultra-deepwater semi-submersible rig and enter into the charter contracts with Petrobras. Sete Brasil was recently established by Petrobras together with various pension funds and commercial banks to meet some of the Brazilian federal government’s goals of building drilling rigs domestically.

In October 2011, we, together with Sete Brasil, won a bid to procure the construction of three semi-submersible units, to be chartered to Petrobras for a term of fifteen years, renewable by mutual consent for an additional five-year period. We expect the charter and services agreements to be executed in July 2012.

In August 2012, we and Sete Brasil entered into three charter agreements with Petrobras, and QGOG entered into three corresponding services agreements with Petrobras in connection with our strategic partnership with Sete Brasil through which we own a 15% interest in three special purpose companies in accordance with the terms of a shareholders’ agreement. Each special purpose company will own an ultra-deepwater semi-submersible rig (Urca, Bracuhy and Mangaratiba).

All three units (Urca, Bracuhy and Mangaratiba) are ultra-deepwater semi-submersible rigs that will be built by Keppel FELS Brazil, one of which is currently under construction. QGOG will be reimbursed by the special purpose companies for all costs it incurs in operating the rigs that are not reimbursable under the corresponding services contract, and QGOG will receive a management fee to manage both the charter and services contracts. Urca, Bracuhy and Mangaratiba are expected to commence operations in 2016, 2018 and 2019, respectively.

FPSOs

An FPSO is a floating vessel incorporating topside hydrocarbon processing facilities as well as storage space. Typically, FPSOs are converted ships or vessels custom made for offshore production operations and will generally be designed for specific types of oil. Modern FPSO units are often equipped with a sophisticated mooring system that enables safe and reliable operations under extreme weather conditions and are usually moored over a producing field for the duration of the economic life of that field. Upon installation of an FPSO, the hydrocarbon stream (oil, gas and water) is transferred to the surface from the wellhead using subsea equipment on the sea floor that is connected to the FPSO unit through flow lines called risers. Risers carry oil, gas and water to the FPSO for processing. The processed oil is stored in the hull of the vessel and ultimately transferred to shuttle tankers for delivery to onshore facilities. The gas produced is either used onboard for power generation, offloaded for commercial use or re-injected subsurface to maintain reservoir pressure. The treated water is either disposed of at sea or re-injected into the production field.

FPSO charter agreements are also long-term, usually, in our case, with a duration of 20 years or more. The terms of these charter contracts are somewhat similar to those of our drilling rig charter contracts, consisting of a charter contract and a services contract. Compensation is based on dayrates, with performance bonuses and penalties. Once in production mode, FPSOs are generally very stable, resulting in increased operational efficiency.

The following table describes the main characteristics of the FPSOs in which we have investments and participations.

FPSO	Status	% Interest		Daily Production Capacity		Storage Capacity (bbl)	Expected Delivery Date	Charter Expiration Date	Shipyard
				Oil (bbl)	Gas (m³)
Capixaba	Operating	20%		100,000	3,500,000	1,600,000	May 2006(1)	May 2022	Keppel FELS
Cidade de Paraty	Const.(2)	20%		120,000	5,000,000	2,300,000	May 2013	April 2033	Keppel FELS & BrasFELS
Cidade de Ilhabela	Const.	12.75	%(3)	150,000	6,000,000	2,400,000	September 2014	August 2034	CSSC Guangzhou & Brasa
P-63 (Papa Terra) (4)	Const.	—		140,000	1,000,000	2,200,000	July 2013	June 2016	COSCO and QUIP

(1)	The FPSO Capixaba was built in May 2006, and we subsequently entered into a partnership with SBM to acquire our interest in this FPSO.
(2)	References to “Const.” are to construction.
(3)	We currently own an equity interest of 12.75% with an option to increase to 25.5% after first oil production.
(4)	We own a 40% participation in the operating contract, but not an ownership interest in the asset. The term of the operating contract is 50 months. Petrobras owns this FPSO, and no charter agreement exists.

The following table sets forth a summary of other operational data for the FPSOs in which we have investments and participations.

FPSO	Water Treatment Capacity (bpd)	Gas Compression Capacity (million m3/day)	Gas Lift Capacity (million m3/day)	Water Injection Capacity (bpd)
Capixaba	100,000	3.2	2.0	140,000
Cidade de Paraty	120,000	5.0	3.5	150,000
Cidade de Ilhabela	120,000	6.0	4.0	180,000
P-63 (Papa Terra)	320,000	1.0	0.4	340,000

FPSO Capixaba

Under our joint venture with SBM Holding, we hold a 20% equity interest in Espírito do Mar, which owns the FPSO Capixaba. The FPSO Capixaba is currently operating in the Cachalote Field, off the coast of the State of Espírito Santo. The FPSO Capixaba was originally converted by Keppel FELS Shipyard and has an oil production and treatment capacity of up to 100,000 barrels of oil and 3.5 million cubic meters of gas per day. This FPSO is currently leased to Petrobras until May 2022.

FPSO Cidade de Paraty

Through a joint venture with SBM Holding, NYK and Itochu, we hold a 20% equity interest in Tupi Nordeste Ltd., which owns the FPSO Cidade de Paraty, currently being converted by Keppel FELS Shipyard and BrasFELS Shipyard. NYK and Itochu together own a 29.5% equity interest in both the charter contract and services contract with respect to this FPSO. We expect this FPSO to start production in May 2013 and have a daily oil production and treatment capacity of up to 120,000 barrels of oil and 5.0 million cubic meters of gas.

Following the completion of its conversion, the FPSO Cidade de Paraty is expected to be deployed to the Lula NE field in the Santos Basin under a 20-year charter contract and services contract that we have entered into with the Tupi B.V., a consortium formed by Petrobras, BG Group plc., or BG, and Galp Energia, SGPS, S.A., or Galp.

FPSO Cidade de Ilhabela

Under our joint venture with SBM Holding and Mitsubishi, we hold a 12.75% equity participation in Ilhabela Charterer, which owns the FPSO Cidade de Ilhabela. We have an option to increase our equity participation in this FPSO to 25.5% after first oil production. We expect this FPSO to start production in September 2014 and have a daily oil production and treatment capacity of up to 150,000 barrels of oil and 6.0 million cubic meters of gas and a storage capacity of 1.6 million barrels of oil.

With respect to the FPSO Cidade de Ilhabela, we executed a 20-year charter contract, effective as of April 4, 2012 and expiring in August 2034, with Guará B.V., a consortium formed by Petrobras, BG and Repsol Sinopec Brasil, and the corresponding services contract with Petrobras.

FPSO P-63 (Papa Terra)

Under our joint venture with BWO, we hold a 40% participation in the operating contract for the FPSO P-63, which is 100% owned by Petrobras and is currently being converted by China Ocean Shipping (Group) Company, or COSCO, and QUIP. We expect this FPSO to start production in mid-2013 and have a daily oil production and treatment capacity of up to 140,000 barrels of oil and 1.0 million cubic meters of gas. Following the completion of its conversion, FPSO P-63 is expected to operate over the Papa Terra field. The term of the operating contract is 50 months, and no charter contract exists given that Petrobras owns the FPSO P-63.

Onshore Drilling Rigs

We commenced our onshore drilling operations in 1981 with our purchase of the QG-I and QG-II rigs. Since then, our portfolio of onshore rigs has grown to nine rigs, each of which is owned entirely by us, is currently contracted to Petrobras, HRT or OGX. Our fleet of onshore rigs is differentiated from those of other companies by its premium specifications and drilling depth capabilities. Our fleet of onshore rigs features five heli-portable rigs, of which only a limited number are operational globally, and two of the largest onshore rigs in Brazil.

The following table describes the main characteristics of our onshore drilling rigs.

Rig	Type	Drilling Capacity (in feet)	Delivery Date	Manufacturer
QG-I	1600HP	16,500	1981	Skytop Brewster
QG-II	1600HP	16,500	1981	Skytop Brewster
QG-III	Heli-portable; 1200HP	11,500	1987	Full Circle Enterprises
QG-IV	Heli-portable; 550HP	9,800	1996	Bournedrill Australia
QG-V	Heli-portable; 1600HP	14,800	2011	HongHua
QG-VI	2000HP	23,000	2008	HongHua
QG-VII	2000HP	23,000	2008	HongHua
QG-VIII	Heli-portable; 1600HP	14,800	2011	HongHua
QG-IX	Heli-portable; 1600HP	14,800	2011	HongHua

Queiroz Galvão I—QG-I

The QG-I is a conventional onshore diesel electric onshore rig, originally constructed by Skytop Brewster in 1980. The QG-I has a drilling depth capacity of up to 16,500 feet and is equipped with modern technology, including Drawworks 1600 HP.

The QG-I is under contract with OGX Maranhão Petróleo e Gás Ltda., a subsidiary of OGX, until February 2013 and currently drills in the State of Maranhão.

Queiroz Galvão II—QG-II

The QG-II is a conventional onshore diesel electric rig, originally constructed by Skytop Brewster in 1980. We completed an upgrade of the QG-II in 2001. The QG-II has a drilling depth capacity of up to 16,500 feet and is equipped with modern technology, including Drawworks 1600 HP.

The QG-II is under contract with Petrobras until January 2014 and currently drills in the State of Amazonas.

Queiroz Galvão III—QG-III

The QG-III is one of a limited number of helicopter-fitted onshore rigs in operation globally, originally constructed by Full Circle Enterprises, Inc. in 1970. The QG-III has a drilling depth capacity of up to 11,500 feet and is equipped with modern technology, including Drawworks 1200 HP.

The QG-III is under contract with Petrobras until April 2014 and is currently drilling in the State of Amazonas.

Queiroz Galvão IV—QG-IV

The QG-IV is one of a limited number of helicopter-fitted onshore rigs in operation globally, originally constructed by Bournedrill Australia, Inc. in 1984. We completed upgrades on the QG-IV in 1996 and 2011. The QG-IV has a drilling depth capacity of up to 9,800 feet and is equipped with reliable technology, including Drawworks 550 HP.

The QG-IV is under contract with Petrobras until April 2014 and is currently drilling in the State of Amazonas.

Queiroz Galvão V—QG-V

The QG-V is one of a limited number of helicopter-fitted onshore rigs in operation globally, originally constructed by HongHua Co., Ltd., or HongHua, in 2010. The QG-V has a drilling depth capacity of up to 14,800 feet and is equipped with modern technology, including Complete VFD Control System and Drawworks 1600 HP.

The QG-V is under contract with Petrobras until April 2015 and is currently drilling in the State of Amazonas.

Queiroz Galvão VI—QG-VI

The QG-VI is a conventional onshore diesel electric rig, originally constructed by HongHua in 2008, and shares the distinction with the QG-VII of being the largest onshore rig operating in Brazil. The QG-VI has a drilling depth capacity of up to 23,000 feet and is equipped with modern technology, including Drawworks 2000 HP.

The QG-VI is under contract with Petrobras until June 2014 and is currently drilling in the State of Amazonas.

Queiroz Galvão VII—QG-VII

The QG-VII is a conventional onshore diesel electric rig, originally constructed by HongHua in 2008, and shares the distinction with the QG-VI of being the largest onshore rig operating in Brazil. The QG-VII has a drilling depth capacity of 23,000 feet and is equipped with modern technology, including Drawworks 2000 HP.

The QG-VII is under contract with Petrobras until June 2014 and is currently drilling in the State of Amazonas.

Queiroz Galvão VIII—QG-VIII

The QG-VIII is one of a limited number of helicopter-fitted onshore rigs in operation globally, originally constructed by HongHua in 2010. The QG-VIII has a drilling depth capacity of up to 14,800 feet and is equipped with modern technology, including Complete VFD Control System and Drawworks 1600 HP.

The QG-VIII is under contract with HRT until April 2015 and is currently drilling in the State of Amazonas.

Queiroz Galvão IX—QG-IX

The QG-IX is one of a limited number of helicopter-fitted onshore rigs in operation globally, originally constructed by HongHua in 2010. The QG-IX has a drilling depth capacity of up to 14,800 feet and is equipped with modern technology, including Complete VFD Control System and Drawworks 1600 HP.

The QG-IX is currently under contract with HRT until April 2015 and is currently drilling in the State of Amazonas.

Backlog and Drilling Contracts

As of September 30, 2012, our backlog for contract drilling and FPSO services was $10.9 billion. We expect approximately $0.6 billion of our total backlog to be realized in 2012, $1.2 billion in 2013 and $1.2 billion in 2014.

Contract drilling backlog is calculated by multiplying the contracted operating dayrate by the firm contract period and adding any potential rig performance bonuses, which we have assumed will be paid to the maximum extent provided for in the respective contracts. Our calculation also assumes 100% uptime of our drilling rigs for the contract period; however, the amount of actual revenue earned and the actual periods during which revenues are earned may be different from the amounts and periods shown in the tables below due to various factors, including, but not limited to, stoppages for maintenance or upgrades, unplanned downtime, the learning curve related to commencement of operations of additional drilling units, weather conditions and other factors that may result in applicable dayrates lower than the full contractual operating dayrate. Contract drilling backlog includes revenues for mobilization and demobilization on a cash basis and assumes no contract extensions. However, our offshore rigs benefit from contracts that may be renewed for a period equivalent to the original contract term (subject to mutual consent of the parties), with the exception of our Alaskan Star and Atlantic Star rigs. Nevertheless, all of our contracts are subject to renewal through negotiation among the parties. In addition, in August 2012, we entered into the charter and corresponding service contracts of Urca, Bracuhy and Mangaratiba rigs, which have a 15-year term, renewable for an additional five-year period.

Our FPSO backlog is calculated for each FPSO by multiplying our percentage interest in the FPSO by the contracted operating dayrate by the firm contract period, in each case with respect to such FPSO. As a result, our backlog as of any particular date may not be indicative of our actual operating results for the periods for which the backlog is calculated. See “Risk Factors—Risk Factors Related to our Company—Our customers may seek to renegotiate or terminate certain of our drilling contracts if we experience excessive delivery and acceptance delays for our assets, downtime, operational difficulties or safety-related issues, or in case of non-compliance with our obligations set forth in the drilling contracts, which would materially adversely affect our ability to realize our backlog of contract revenue.”

The following table sets forth as of September 30, 2012 the amount of our contract drilling and FPSO services backlog related to contracted existing and new projects for the periods indicated.

	2012	2013	2014	2015	2016	2017–2034	Total		%
	(in millions of $)(1)
Ultra-deepwater (2)	215.7	722.9	722.9	609.1	639.7	4,385.2	7,295.7		67.0%
Deepwater	26.9	106.7	62.6	—	—	—	196.1		1.8%
Midwater	54.9	217.7	217.7	217.7	203.4	165.5	1,076.8		9.9%
FPSOs (3)	5.2	68.4	127.1	120.3	112.3	1,668.2	2,101.5		19.3%
Onshore	30.3	108.6	66.2	17.2	—	—	222.2		2.0%

Total	333.0	1,224.3	1,196.5	964.2	955.4	6,218.9	10,892.3	(4)	100.0%

(1)	Amounts denominated in reais have been converted to U.S. dollars at the selling rate as reported by the Central Bank as of September 30, 2012 for reais into U.S. dollars of R$2.0306= $1.00.
(2)	This includes (i) an aggregate amount of $3,624.0 million from charter and service contracts (including management fees) that our special purpose companies (owned together with Sete Brasil S.A., or Sete Brasil) and Queiroz Galvão Óleo e Gás S.A., or QGOG, respectively, entered into in August 2012 (relating to our 15% interest in these special purpose companies, each of which owns an ultra-deepwater semi-submersible rig: Urca, Bracuhy and Mangaratiba); (ii) $1,907.7 million from the Amaralina Star and Laguna Star drillships in which we have a 55% interest, but with respect to which we will receive 100% of the charter and services revenues until the repayment in full of loans we have made to Alperton (with a maximum term of 12 years) to fund its related equity contributions; and (iii) 1,108.8 million from our 25.5% interest in a joint venture with SBM related to our investment in FPSO Cidade de Ilhabela (assuming we exercise the option to increase our existing interest by an additional 12.75% by 2014).
(3)	This includes only our portion of contracts in proportion to our ownership interest in FPSOs.
(4)	Our total backlog includes any potential rig performance bonuses that we may earn under our charter and services agreements in an aggregate amount of $959.4 million.

The above backlog is based upon dayrates as of September 30, 2012 and on the assumption that we will obtain the full performance bonus under all of our charter and service contracts. In addition, the above excludes the effects of inflation.

Our contract terms and rates may vary depending on competitive conditions, the geographical area to be drilled, equipment and services to be supplied, on-site drilling conditions and anticipated duration of the work to be performed. Oil and gas drilling contracts are performed on a dayrate, footage or turnkey basis. Currently, all of our drilling services contracts are performed on a dayrate basis. In addition to negotiated dayrates, our drilling contracts provide additional remuneration through a performance bonus structure (which varies by contract) that rewards us for the efficient operation of our drilling rigs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Principal Factors Affecting Our Results of Operations—Revenue per Asset, Utilization, Uptime and Dayrates of Our Drilling Rigs.”

In addition to our current backlog, we expect to enter into additional charter and service agreements for new drilling rigs and FPSOs that we construct or acquire under our strategic business plan. By 2020, according to our strategic business plan, we plan to double the number of our ultra-deepwater fleet by 2020.

Contract Bidding

We contract our drilling rigs through (1) project biddings, (2) invitations for proposals or (3) direct negotiation with consortiums.

Most of our drilling rigs (other than QG-I, QG-VIII and QG-IX) are contracted to Petrobras. Agreements to supply products and services to Petrobras are subject to bidding processes pursuant to the rules of the Brazilian Petroleum Law and Decree No. 2,745, of August 24, 1998, or Decree No. 2,745. Petrobras prepares profiles of potential bidders outlining their technical, management and financial qualifications. Based upon these profiles, Petrobras pre-selects the service providers that it will invite to participate in a bid. The invitation to bid includes the technical specifications of the project, and each participating bidder must inform Petrobras of such bidder’s agreement with the technical specifications. Upon submission of a bid, Petrobras analyzes the bidder’s proposed price. Petrobras has been granted the flexibility under Decree No. 2,745 to evaluate each bid based upon the technical requirements of each project and to renegotiate the bidder’s price at a later date prior to executing a final agreement with the bidder.

Invitation for Proposals

Petrobras may contract drilling rigs by means of domestic or international invitations for proposals. The qualification of a company permitted to submit a proposal may be determined either by selection among companies that have previously registered with Petrobras as service providers or by special commissions that meet rigorous technical requirements. Proposals are generally evaluated based upon technical specifications and price. The rules governing each invitation for proposals vary, and Petrobras is granted with the authority to define the weight given to each criterion under any invitation for proposals.

Direct Negotiations

We may also contract our drilling rigs through direct negotiation with our clients, including Petrobras. When contracted through a consortium, our drilling rigs may only drill in wells located within the common property of the consortium. The contracting of a drilling rig through a consortium is flexible and the result of free negotiation, with the decision to contract the drilling rig generally resting with the operator of the exploratory block.

Drilling and FPSO Contracts

Term and purpose

We have entered into six offshore drilling rig offshore charter agreements through our subsidiaries. In addition, QGOG has entered into six corresponding offshore drilling rig offshore services agreements. The offshore charter agreements sets forth the terms for the drilling, assessment, completion and workover of wells of oil and/or natural gas, while the corresponding offshore services agreements establish the terms under which QGOG will provide services to our customers related to the operation of the chartered offshore drilling rigs. Our offshore charter agreements and services agreements have matching durations from 1,460 to 2,555 days. These agreements are automatically extended if they expire during drilling operations and will continue until the rig has returned to the port after completing its drilling assignment. The terms of these contracts are renewable for an equal period by mutual consent of the parties.

Our subsidiaries have also entered into charter and services agreements with Petrobras for the charter and operation of two drillships, Amaralina Star and Laguna Star. These drillship charter and services agreements have a term of 2,190 days from the date Petrobras accepts the related drillship for operation, following testing procedures after construction.

QGOG has entered into nine onshore charter agreements and nine corresponding onshore services agreements with our customers. The onshore charter agreements set forth the terms for the completion, cleaning, assessment and drilling of wells, while the corresponding onshore services agreements establish the terms under which QGOG will provide services to our customers related to the operation of the contracted rigs.

QGOG’s onshore charter agreements and corresponding services agreements have terms between 365 and 1460 days. Automatic extensions are provided in the event they expire during the course of a drilling operation. The term of each charter agreement and the corresponding services agreement are identical. By mutual consent, QGOG and our customers may renew the terms of a charter and service agreements for a period equal to the original terms of such charter and service agreement.

We are currently involved in four FPSO projects: FPSO Capixaba, FPSO P-63, FPSO Cidade de Paraty and FPSO Cidade de Ilhabela. As of the date of this prospectus, the FPSO Capixaba is the only operational FPSO in which we have an equity interest. FPSOs Cidade de Paraty, Cidade de Ilhabela and FPSO P-63 are currently under construction. FPSO Cidade de Paraty is expected to start production in May 2013, FPSO P-63 is expected to start production in mid-2013, and FPSO Cidade de Ilhabela is expected to start production in September 2014. Under our partnership with BWO, we hold a 40% interest in the operating contract for the FPSO P-63, which is 100% owned by Petrobras.

The FPSO charter agreements set forth the terms for the production (which includes oil, gas and water separation, water treatment/reinjection and gas compression), oil storage and offloading services. The corresponding FPSO services agreements establish the terms under which we will provide the corresponding services to our customers.

FPSO Capixaba is operating under a 12-year charter agreement (effective May 2010), renewable for another three years, with the services agreement having an identical term. With respect to the FPSO Cidade de Paraty, we have entered into a 20-year charter agreement and corresponding services agreement with Tupi B.V., a consortium formed by Petrobras, BG and Galp. With respect to the FPSO Cidade de Ilhabela, QGOG and SBM Holdings entered into a 20-year charter agreement with Guará B.V., a consortium formed by Petrobras, BG and Repsol-Sinopec, and a corresponding services agreement with Petrobras. The FPSO P-63 operating agreement has a term of 50 months, starting with first oil production and may be extended by up to three years by mutual agreement.

Liability and other terms

Pursuant to our charter agreements and the corresponding services agreements, the liability of our subsidiaries and QGOG for losses and damages is limited to direct damages (excluding lost profits and indirect damages). Liability for direct damages does not include possible liabilities towards third parties or government authorities.

Our subsidiaries are also liable for environmental damages caused by oil spills, oil waste or other discharges into the ocean. All drilling and FPSO agreements have provisions that limit our liability for environmental damages providing specifically that our customers must indemnify us for losses which may exceed specified amounts. Our customers are held harmless from any claims raised against them as a result of our actions or omissions.

Our subsidiaries party to our charter agreements and corresponding services agreements are not liable for losses, damages or harms caused by kicks, blowouts, surges or formation tests.

In addition to any fines that may be imposed by law, our customers may impose penalties on QGOG in certain cases, including, but not limited to, continuous poor performance.

Termination

Our customers may terminate the charter or services agreements (with no obligation to compensate or indemnify our subsidiaries for their termination) upon the occurrence of certain events, including, among others, (1) certain compliance breaches by our subsidiaries with contractual clauses, specifications or timeframes, (2) bankruptcy, dissolution, or change of our subsidiaries’ corporate purpose or structure, which at our customer’s discretion may adversely affect the performance of the charter or service agreement, (3) exclusively in relation to the agreements executed with Petrobras, interruption of the charter without cause or prior notice to Petrobras, (4) repeated performance failure, such that the aggregate amount of default penalties has reached a certain percentage (depending on the contract) of the global contract amount, (5) suspension of the charter for more than 90 consecutive days as determined by competent authorities, as a result of causes attributable to the chartering and servicing subsidiaries, or (6) the occurrence of a force majeure event causing the performance of the agreements to be impossible.

Samsung Letter of Intent

On August 15, 2012, we executed a letter of intent with Samsung, which gives us an option to enter into two EPC contracts by November 15, 2012 for the construction and delivery of two ultra-deepwater drillships to be delivered by December 2014 and March 2015, respectively. Under the letter of intent, we have the right to extend the date on which we enter into the second EPC contract by a period of up to one month, so long as we enter into the first EPC contract by November 15, 2012.

On November 14, 2012, we exercised our option to enter into a contract with Samsung to design, construct, build, compete and deliver an ultra-deepwater drillship. According to the payment schedule, we paid 10% of the contract price as a first installment, and we will pay 20% of the contract price as a second installment and 70% of the contract price upon delivery. We expect that Samsung will deliver this ultra-deepwater drillship by December 2014. The total amount of the contract price is $554.5 million.

Supply and Subcontractor Agreements

We are party to supply and subcontractor agreements that support our contractual obligations with our customers and our business activities, including engineering services, project design, evaluation of technical, economic and environmental viability and construction services. In the aggregate, these agreements are relevant to our business principally through the construction of our drilling and FPSO units given that when a unit is operational, we are responsible for its maintenance, and the concessionaire of the applicable concession block bears a significant portion of the operating costs in respect of the platform, including supply vessels, transportation, fuel and other general supplies.

Shareholder and Joint Venture Agreements

Shareholders Agreements Related to Sete Rigs

In connection with the construction and operation of three ultra-deepwater semi-submersible rigs (Urca, Bracuhy and Mangaratiba), on August 3, 2012, Angra entered into three substantially similar shareholders’ agreements, or the Sete Rigs Shareholders’ Agreements, with Sete International GmbH, or Sete International, and certain joint venture companies, related to the ownership, commissioning and operation of the Urca, Bracuhy and Mangaratiba rigs.

Under the Sete Rigs Shareholders’ Agreements, Sete International will own 85% of the capital stock of the joint venture companies and Angra will own the remaining 15%. Sete International and Angra have agreed that at least 80% of the joint venture companies’ funding will be derived from external financing. The remaining 20% will be funded by Sete International and Angra, in proportion to their shareholdings. However, if the joint venture companies are unable to obtain sufficient external financing, Sete International has agreed to lend up to 80% of the deficiency to the joint venture companies, in the form of a subordinated loan.

Pursuant to the Sete Rigs Shareholders’ Agreements, Sete International has the right to exercise a call option for the purchase of Angra’s shares in any joint venture company upon the occurrence of certain events, such as a material breach by Angra under any shareholder agreement, a loss of the power to direct management or elect the majority of the board of directors of Angra or a deadlock event. In addition, Angra as the right to exercise a put option to sell its shares in any joint venture company to Sete International upon the occurrence of certain events, such as a material breach by Sete International under any shareholder agreement, a loss of the power to direct management or elect the majority of the board of directors of Sete International, or if one of our competitors acquires a ten percent or bigger participating interest in Sete or has access to confidential information of our companies.

So long as Angra holds shares in the joint venture companies, it will have the right to appoint one of its affiliates or a company from its economic group as the operator of the rigs. If any joint venture company receives an offer from a third party to purchase its respective rig, Angra has a right of first refusal for a period of 60 days to purchase the rig on the same terms and conditions proposed by the third party.

Each of Sete International and Angra are subject to customary restrictions with respect to the transfer of their shares in the joint venture companies, and each has preemptive rights with respect to issuances of new shares. In addition, if either shareholder wishes to transfer any of its shares in any joint venture company to a third party such shareholder must first make an offer to sell such shares to the other shareholder on equal terms and conditions.

Sete International and Angra have also agreed to follow certain provisions with respect to the appointment, operation, duties and other actions of the board of directors and management of the joint venture companies and the rights of the shareholders in such entities. The board of directors shall consist of an equal number of directors to be nominated by Sete International and by Angra. In addition, the CEO shall be nominated by Sete International, and the COO shall be nominated by Angra.

Shareholders Agreement Related to FPSO Capixaba

In connection with the construction and operation of the FPSO Capixaba, on March 16, 2007, QGOG entered into a shareholders agreement with SBM Holding and Star International, our indirect subsidiary, relating to the operation of joint venture companies for the ownership, commissioning and operation of the FPSO Capixaba, or the Capixaba Shareholders Agreement.

In connection with the entry into the Capixaba Shareholders Agreement, SBM Holding agreed to sell to Star International (1) 20% of the outstanding shares of Espírito do Mar, an affiliate of SBM Holding that has entered into the charter agreement with Petrobras related to the charter of the FPSO Capixaba and (2) 20% of the outstanding shares of Capixaba Venture, an affiliate of SBM Holding incorporated for the purpose of holding the shares of SBM Capixaba Operações Marítimas Ltda., or SBM Capixaba Operações. SBM Capixaba Operações has entered into a services agreement with Petrobras setting forth the terms and conditions for the provision of services, including receiving, processing, storing and offloading oil aboard the FPSO Capixaba.

On July 18, 2011, QGOG, SBM Holding, Star International and Arazi, our indirect subsidiary, entered into a novation and amendment to the Capixaba Shareholders’ Agreement pursuant to which Star International transferred its interest in the Capixaba Shareholders’ Agreement to Arazi. In connection with this novation and amendment, Star International’s shares in Espírito do Mar and Capixaba Venture were transferred to Arazi pursuant to share transfer agreements. As a result, SBM Holding and Arazi own 80% and 20%, respectively, of each of Espírito do Mar and Capixaba Venture.

Arazi and SBM Holding have agreed to certain provisions with respect to the appointment, operation, duties and other actions of the Board of Directors and management of Espírito do Mar and Capixaba Venture and the rights of the shareholders in such entities. The Capixaba Shareholders Agreement also provides that the shares in Espírito do Mar and Capixaba Venture are subject to restrictions on transfer.

The due and punctual observation and performance by Arazi of all of its obligations to SBM Holding under the Capixaba Shareholders Agreement is fully and unconditionally guaranteed by QGOG.

Shareholders Agreements Related to Amaralina Star and Laguna Star

In connection with the construction and operation of the Amaralina Star and Laguna Star, on June 24, 2010, Constellation entered into two substantially similar shareholders agreements with Alperton related to the ownership, commissioning and operation of the Amaralina Star and Laguna Star, or the Amaralina/Laguna Shareholders Agreements.

Under the Amaralina/Laguna Shareholders Agreements, Constellation and Alperton have incorporated Amaralina Star Ltd. and Laguna Star Ltd. Each of Amaralina Star Ltd. and Laguna Star Ltd. is 55% owned by Constellation and 45% owned by Alperton. Alperton was formed for the sole purpose of participating in the special purpose companies that own Amaralina Star and Laguna Star. Amaralina Star Ltd. and Laguna Star Ltd. are each borrowers under the $943.9 million credit facility entered into in order to finance the construction of Amaralina Star and Laguna Star. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness.”

In connection with the Amaralina/Laguna Shareholders’ Agreement, we made a loan of $130.6 million to Alperton. See “Certain Relationships and Related Party Transactions.” Until this loan is repaid, we will receive 100% of the charter revenues from the charter contract with Petrobras.

Under the Amaralina/Laguna Shareholders’ Agreement, Delba Drilling B.V. assigned each charter contract related to the Amaralina Star and Laguna Star drillships to certain wholly-owned subsidiaries of Amaralina Star Ltd. and Laguna Star Ltd. Each services agreement related to Amaralina Star and Laguna Star has been assigned to

QGOG. Petrobras has acknowledged and approved these assignments. The Amaralina/Laguna Shareholders Agreements also confirmed the novation of contracts with the builder of the drillships in respect of the engineering, procurement and construction of Amaralina Star and Laguna Star by Amaralina Star Ltd. and Laguna Star Ltd., respectively.

The Amaralina/Laguna Shareholders Agreements set forth certain circumstances under which Constellation and Alperton may be subject to cash calls, which may be funded in the form of subordinated loans, to the extent that the total expenditure requirements for this project exceed cash available from the financing of this project. Further, pursuant to the Amaralina/Laguna Shareholders Agreements, Constellation and Alperton have agreed to certain provisions with respect to the appointment, operation, duties and other actions of the Board of Directors and management of Amaralina Star Ltd. and Laguna Star Ltd. and the rights of the shareholders in such entities. The Amaralina/Laguna Shareholders Agreements also provide that the shares in Amaralina Star Ltd. and Laguna Star Ltd. are subject to restrictions on transfer.

Shareholders Agreement Related to FPSO Cidade de Ilhabela

In connection with the construction and operation of the FPSO Cidade de Ilhabela, on March 20, 2012, Arazi, our indirect subsidiary, entered into a shareholders agreement with SBM Holding, Mitsubishi and our indirect subsidiary, Lancaster Project Corp., or Lancaster, relating to the operation of joint venture companies for the ownership, commissioning and operation of the FPSO Cidade de Ilhabela, or the Ilhabela Shareholders Agreement.

Under the Ilhabela Shareholders Agreement, Arazi, SBM Holding, Mitsubishi and Lancaster have incorporated the following joint venture companies: Ilhabela Charterer, Guara-Norte Operações Marítimas Limitada, or Ilhabela Operator, and Guara Norte Holding Ltd., or Ilhabela Holding, which holds the shares of Ilhabela Operator. In connection with entering into the Ilhabela Shareholders Agreement, shares in each of Ilhabela Charterer and Ilhabela Holding were sold pursuant to share sale agreements to certain of the parties to the Ilhabela Shareholders Agreement resulting in Ilhabela Charterer being owned 62.25% by SBM Holding, 25.00% by Mitsubishi and 12.75% by Arazi, and Ilhabela Holding being owned 62.25% by SBM Holding, 25.00% by Mitsubishi and 12.75% by Lancaster. Arazi and Lancaster have the option to increase their 12.75% equity in Ilhabela Charterer and Ilhabela Holding by purchasing up to 12.75% additional equity in Ilhabela Charterer or Ilhabela Holding, as applicable, from SBM Holding within fifteen days of the first oil production of the FPSO Cidade de Ilhabela under the charter agreement related thereto.

The parties to the Ilhabela Shareholders Agreement expect Ilhabela Charterer to enter into a project loan agreement for the purpose of financing the construction and operation of the FPSO Cidade de Ilhabela.

Pursuant to the Ilhabela Shareholders Agreement, Arazi, SBM Holding, Mitsubishi and Lancaster have agreed to certain provisions with respect to the appointment, operation, duties and other actions of the Board of Directors and management of Ilhabela Charterer, Ilhabela Operator and Ilhabela Holding and the rights of the shareholders in such entities. The Ilhabela Shareholders Agreement also provides that the shares in Ilhabela Charterer, Ilhabela Operator and Ilhabela Holding are subject to restrictions on transfer.

On August 1, 2012, Ilhabela Charterer entered into a limited recourse project loan facility with various lenders in an aggregate principal amount of $1.05 billion in order to finance the construction of FPSO Cidade de Ilhabela, which is expected to start production in September 2014. This facility was structured to allow additional banks to join the facility up to a maximum aggregate principal amount of $1.2 billion on a pari passu basis. This project loan facility is amortizing and will mature on the earlier of (i) the date falling 123 months after commence of operations and (ii) June 2025. Ilhabela Charterer entered into an interest rate swap agreement in order to swap into a fixed interest rate over the life of the loan. This loan will be accounted for pursuant to the equity method.

Consortium Agreement Related to FPSO P-63

In connection with the operation of the FPSO P-63, on January 4, 2010, QGOG and BWO entered into a consortium agreement, pursuant to which they agreed to perform under the operating contract, or the P-63 Operating Agreement, with Petrobras with respect to the FPSO P-63, or the P-63 Consortium. Pursuant to the P-63 Consortium, BWO and QGOG have a 60% and 40% participating interest, respectively, in the P-63 Consortium and BWO is the leader of the P-63 Consortium.

Pursuant to the P-63 Operating Agreement, QGOG and BWO have agreed to certain provisions with respect to the high level management, operating committee and certain other corporate governance matters relating to the P-63 Consortium and the operation of the FPSO P-63. The P-63 Operating Agreement also prohibits assignment or transfer by QGOG or BWO of their interest, rights or obligations under the P-63 Operating Agreement or any of the other contracts related thereto. The P-63 Operating Agreement sets forth certain circumstances under which QGOG and BWO may be required to fund the Brazilian Consortium proportionately to their respective share to the extent that total expenditure requirements of the project exceed cash received from Petrobras under the operations contract related to the FPSO P-63. The P-63 Operating Agreement sets forth provisions with respect to personnel, expenses, technical support and other operational aspects related to the FPSO P-63 and the provision of such services and the funding thereof.

Shareholders’ Agreement related to FPSO Cidade de Paraty

On June 30, 2011, we, through our indirect subsidiary, Lancaster, SBM Holding and Tupi Nordeste Japan Ltd. (a joint venture of Itochu and NYK), or the Tupi joint venture, entered into a shareholders’ agreement, relating to the operation of joint venture companies for the ownership and operation of the FPSO Cidade de Paraty, or the Original Paraty Shareholders’ Agreement.

On March 30, 2012, the Original Paraty Shareholders’ Agreement was amended and restated by a new shareholders agreement, or the Current Paraty Shareholders’ Agreement. The Current Paraty Shareholders’ Agreement was entered into among Lancaster, SBM Holding, the Tupi joint venture, Lula Nordeste Japan S.à.r.l., or Lula, and Arazi. Under the Current Paraty Shareholders’ Agreement, Arazi, SBM Holding and Lula incorporated Tupi Nordeste S.à.r.l, as the new charterer. In connection with the Current Paraty Shareholders’ Agreement, shares in the new charterer were sold pursuant to share sale agreements to certain of the parties of the Current Paraty Shareholders’ Agreement resulting in the new charterer being owned 50.5% by SBM Holding, 29.5% by Lula and 20% by Arazi.

Pursuant to the Current Paraty Shareholders Agreement, Arazi, SBM, Lula and Lancaster have agreed to certain provisions with respect to the appointment, operation, duties and other actions of the Board of Directors and management of the Tupi Nordeste S.à.r.l, Tupi Nordeste Operator and Tupi Nordeste Holding and the rights of the shareholders in such entities. The Current Paraty Shareholders Agreement also provides that the shares in Tupi Nordeste S.à.r.l, Tupi Nordeste Operator and Tupi Nordeste Holding are subject to restrictions on transfer.

Seasonality

In general, seasonal factors do not have a significant direct effect on our business as our drilling rigs are generally contracted for periods of at least 12 months.

Insurance

In our drilling contracts, we generally seek to obtain indemnification from E&P operators for some of the risks relating to our drilling activities. To the extent that we are unable to transfer such risks by contract, we generally seek protection through insurance contracted with reputable insurers (and re-insurers). Our most relevant insurance policies against hazards inherent to our business consist of: (1) our Hull & Machinery policy covering physical damage, including removal of wrecks, wreckage or debris, general average losses, salvage and salvage charges, collision liabilities, sue and labor expenses and war and related risks; and (2) our P&I policy, covering liabilities relating to pollution (except for situations where E&P operators are responsible, as per charter and services agreements), third parties and crew, collisions not covered by our Hull & Machinery policy and removal of wrecks and debris in excess of the coverage by our Hull & Machinery policy. Under our Hull & Machinery policy we are insured for a total sum of $4.0 billion, while under our P&I policy we are insured for a total sum of $1.9 billion, as of April 2012, including the suggested insurance value of the drillships. We also have a business interruption policy for the dynamically-positioned units in operation and for two drillships (one of which is under mobilization). We believe that our insurance coverage is customary for the industry and adequate for our business.

Given our conservative risk management and high safety standards, we seek to reduce our insurance costs and we believe our risk rating is among the lowest in our industry.

Customers and Marketing

Offshore exploration and production is a capital intensive industry. Operating in deepwater basins significantly increases the amount of capital required to effectively conduct such operations as compared to onshore exploration and production. As a result, a significant number of the most active participants in the deepwater segment of the offshore exploration and production industry are either state-owned oil and gas companies or well-capitalized large independent oil and gas companies. Our current customers are Petrobras, HRT and OGX. For the nine-month period ended September 30, 2012, and the year ended December 31, 2011, Petrobras accounted for approximately 94% and 93% of our gross revenues, respectively. We expect that our future customers will continue to be well-capitalized companies, including state-owned oil and gas companies, major integrated oil and gas companies and large independent E&P companies.

Our marketing efforts are centered on building our relationship with Petrobras and other key participants in the oil and gas exploration, FPSO services and drilling industry, such as SBM Holding, Shell Brasil, Anadarko Petroleum Corporation and others, in order to understand and correctly anticipate demand for our services and strategically position ourselves to participate in future opportunities to expand our business or extend current contracts. An important driver of our marketing efforts is the recognition we receive from Petrobras and other industry players for the quality of service we provide.

Intellectual Property

We have registered the domain names www.qgogconstellation.com, www.qgog.com, www.qgog.com.br and www.qgp.com.br with the Information Nucleus and Internet Coordinator (Núcleo de Informação e Coordenação do Ponto Br). We do not own any other intellectual property the absence of which could materially adversely affect our business.

Employees

Our human capital is a critical component of our business. Attracting, retaining and motivating skilled employees are key factor in our ability to grow our revenues and meet customer expectations. As of September 30, 2012, we had a total of 2,370 employees working across seven sites, six of which are located in Brazil and one of which is located in South Korea.

We employ skilled personnel to operate and provide technical services to, and support for, our rigs. We enjoy low turnover levels among the crew and key officers of our drilling units, which is an important factor in achieving high levels of uptime of our rigs and which is especially critical in the highly competitive skilled-personnel labor market in Brazil. We employ an ongoing, robust training program for all of our employees, which promotes, among other factors, superior safety practices. We use this program to regularly promote people from within our organization into more senior positions. All of our employees benefit from retirement, medical and dental plans, and certain of our employees benefit from an incentive plan.

The breakdown of our employees by location is as follows:

	As of September 30,	As of December 31,
	2012	2011	2010	2009
Location
QGOG - Brazil
Rio de Janeiro	1,592	1,320	968	704
Amazonas	644	671	422	318
Maranhão	80	83	70
Rio Grande do Norte	—	1	61	74
Others	11	10	10	17
Constellation Services
Brazil	24	14	1	1
South Korea	19	21	7	—
Singapore	—	—	6	21
Other	—	—	9	13

Total	2,370	2,120	1,554	1,148

The breakdown of our employees by department is as follows:

	As of September 30,	As of December 31,
	2012	2011	2010	2009
Department
Onshore Operations	732	765	563	409
Offshore Operations	1,482	1,206	868	631
Corporate	156	149	123	108

Total	2,370	2,120	1,554	1,148

We believe we have a good relationship with the unions that represent our employees. In the past three years, we have not experienced any strikes, demonstrations or business interruptions.

As of September 30, 2012, 67% of our employees are represented by the Brazilian Offshore Workers Union (Sindicato dos Trabalhadores Offshore do Brasil), 27% are represented by FTIEAM (Federação dos Trabalhadores nas Indústrias do Estado do Amazonas) and 3% are represented by FETIEMA (Federação dos Trabalhadores da Indústria do Estado do Maranhão).

Competition

The oil and gas services industry is highly competitive. We face competition mainly in offshore drilling from competitors such as Diamond Offshore Drilling, Inc., Ensco plc, Ocean Rig UDW, Inc., Odebrecht Óleo e Gás S.A., Petroserv S.A., Seadrill Ltd. and Transocean Ltd. Demand for contract drilling and related services is influenced by a number of factors, including the current and expected prices of oil and gas and the expenditures of oil and gas companies for exploration and development activities. In addition, demand for drilling and related services remains dependent on a variety of political and economic factors beyond our control, including worldwide prices and demand for oil and gas, the ability of OPEC to set and maintain production levels and pricing, the level of production of non-OPEC countries and the policies of the various governments regarding exploration and development of their oil and gas reserves, among others.

We believe we are competitive in terms of pricing, performance, equipment, safety and availability of experienced, skilled personnel. In addition, industry-wide shortages of supplies, services, skilled personnel and equipment necessary to conduct our customers’ businesses can occur. Competition for offshore rigs is usually on a global basis, as these rigs are mobile and may be transported at a cost that can be substantial, from one region to another in response to demand. Our largest competitors in the drilling industry have more diverse fleets and may have greater financial resources than we do, which may better enable them to withstand periods of low utilization, compete more effectively on the basis of price, build new rigs or acquire existing rigs.

Brazilian Regulatory Framework

The Brazilian oil and gas regulatory framework

The Brazilian Constitution initially established the federal government’s monopoly over oil, natural gas and liquid hydrocarbons. On November 9, 1995, the Brazilian Congress approved the reform of the oil and gas regulatory system by enacting the ninth Constitutional Amendment to allow the federal government to contract private or state-owned companies to carry out oil and gas upstream and downstream activities in Brazil.

The ANP is responsible for the regulation of the oil and gas industry in Brazil. The ANP’s responsibilities include the granting of oil and gas exploration concessions, by means of a competitive bidding process. The ANP has carried out ten rounds of bidding for exploration blocks since 1999. The exploration of pre-salt reservoirs was specifically regulated in 2010 by Law No. 12.351/10. The pre-salt areas may be operated by Petrobras and its participation may be established by the Brazilian federal government directly (on a no-bid basis) or through participation in a bidding process.

In addition, Law No. 12.351/10 also established a production sharing regime for exploration and production activities in the pre-salt areas and in other areas deemed strategic. This differs from the conventional concession regime, in which the concessionaire is granted ownership over the total output in exchange for royalty payments to the grantor of the concession. In a typical production sharing regime, private companies are contracted by the government to explore and produce hydrocarbons in exchange for a stake in the output, in addition to reimbursement for investments made and costs incurred in connection with such exploration and production.

In the concession regime, the terms and conditions of exploration and production activities of each exploration block are governed by the concession contracts executed between the granting authority and the company or consortium of companies that win the bid, including the term of the concession and the rights and obligations of the concessionaire.

Our customers hold concession rights granted by the ANP, and we are indirectly subject to the concession regulations that affect them. Certain requirements are established by the ANP at the time the concession is awarded, such as requirements that a minimum percentage of rig construction costs are allocated to Brazilian suppliers and that a minimum percentage of the rig crew is comprised of Brazilian citizens.

Minimum local content

The share of national industry participation in supplying goods and services for a specific project is called local content. A platform or refinery, for example, that used goods and services in its construction that were largely from Brazil would be considered to have a high level of local content.

Since 2003, the Brazilian federal government has been implementing a policy of imposing minimum local content levels in oil and gas projects in order to increase the participation of the national industry in supplying goods and services and, consequently, to increase employment and income in Brazil. In this context, the Brazilian federal government introduced the Brazilian Oil and Natural Gas Program (Programa de Mobilização da Indústria Nacional de Petróleo e Gás Natural), or Prominp.

Local content percentage is one of the criteria used for evaluating bidding offers for oil and gas exploration and production concession rights in Brazil and the percentage offered by concessionaires is reflected in each concession contract executed. We are indirectly subject to such local contract level requirements since our customers are holders of concession rights.

Minimum local content requirements are also imposed (a) in connection with financing with the Banco Nacional de Desenvolvimento Econômico e Social, or BNDES, a Brazilian state-owned development bank, and (b) in connection with bids solicited by Petrobras for the construction of offshore support vessels.

Petrobras also verifies local content as a requirement for registering service providers and suppliers in its database. The failure to comply with the minimum local content requirements will result in the imposition of certain fines on such service providers or suppliers.

Regulation of the offshore sector

Our drilling rigs and FPSOs are subject to the regulations applicable to vessels navigating in open sea, including those issued by Brazilian Navy, through the DPC.

Our drilling rigs are flagged either in the Republic of Panama, in the Commonwealth of the Bahamas or in the Republic of Liberia, and are subject to the jurisdiction of Panama, Bahamas and Liberia, as the case may be.

Under Panamanian law, the crew hired to work on our rigs flagged in the Republic of Panama may be of any nationality, and are subject to the labor regime of the country whose laws are adopted by the practices and customs of international navigation. Panama ratified the Standards of Training, Certification and Watchkeeping Convention with respect to working conditions onboard vessels, and the tax system and the rates of Panamanian flagged vessels are highly competitive.

Under Bahamas law, the crew hired to work on our rigs flagged in the Bahamas also may be of any nationality, and are subject to the labor regime of the country whose laws are adopted by the practices and customs of international navigation. The Bahamas also ratified the Standards of Training, Certification and Watchkeeping Convention with respect to working conditions onboard vessels, and the tax system and the rates of Bahamian flagged vessels are also highly competitive.

ANP Regulation No. 43/07 sets forth the regulatory framework for safety of operations concerning oil and gas exploration and production activities in Brazil. It establishes the Operational Safety Management System (Sistema de Gerenciamento de Segurança Operacional), or SGSO, of oil and gas drilling and production facilities. Accordingly, our customers generally require us to put in place risk management systems as well as audit programs that meet the ANP standards.

Violators of ANP regulations are subject to the penalties described in ANP Regulation No. 234/03, including fines, suspension of exploration and production activities, suspension of the right to take part in ANP bids for up to five years, interdiction, seizure, and termination of the relevant concession contract, as the case may be. Violations of safety regulations are subject to fines ranging from R$5,000 to R$5,000,000. If violations create a risk to equipment and facilities as well as to the environment and to human life, operations may be suspended for a period ranging from one to 180 months. The termination of a concession contract may be imposed in case of failure to rectify the violations within periods prescribed by the ANP.

We are subject to routine ANP inspections and our activities are supervised onboard our rigs, in the presence of Petrobras representatives, and we and Petrobras must demonstrate compliance with ANP regulations.

REPETRO

Our results of operations are directly affected by REPETRO. See “Risk Factors—Risks Relating to Our Industry—Changes to, the revocation of, adverse interpretation of, or exclusion from Brazilian tax regimes and international treaties to which we and our clients are currently subject may negatively impact us.”

The purpose of the REPETRO program is to reduce the tax burden on the investments for research and production in oil and gas fields. Among other incentives, such reduction is achieved through the total suspension of federal taxes due on the temporary importation of equipment chartered or leased from abroad. The suspension of federal taxes will be in effect until December 31, 2020. REPETRO applies only to goods listed by the Brazilian Federal Revenue, including our drilling rigs.

Furthermore, states in Brazil are allowed to reduce the ICMS applicable to the importation of assets under the REPETRO temporary admission system, resulting in a lower tax burden. In the State of Rio de Janeiro, for example, the ICMS rates related to the importation of assets under REPETRO are as follows: (a) for goods destined to oil and gas production facilities, the tax burden is reduced to 7.5% (non-cumulative basis) or 3% (cumulative basis); and (b) for goods destined to oil exploration facilities, the tax burden is reduced to 0%.

Environmental and Other Regulatory Issues

Main Authorities

The principal authorities that regulate offshore exploration and production activities in Brazil, as well as drillship and FPSO operations, are:

•

ANP, which is a regulatory agency linked to the Ministry of Mining and Energy. ANP is responsible for (1) conducting the bidding rounds and granting the concession contracts for the exploration, development and production of hydrocarbons, (2) regulating oil and gas transportation and marketing activities, and (3) ensuring the availability of fuel supply to the national market under contingency conditions. It also oversees Brazil’s environmental policies and appropriate use of energy;

•

ANTAQ, which is a regulatory agency linked to the Ministry of Transport. ANTAQ oversees and inspects the services related to water transportation and the development of Brazil’s port and waterway infrastructure;

•

DPC, which supplements the regulatory activities exercised by the ANTAQ, the Port Command (Capitania dos Portos), which supervises commercial offshore activities with respect to navigation and national security, and the Marine Court (Tribunal Marítimo), which is responsible for maintaining the ownership and encumbrances registry for Brazilian vessels and adjudicating navigation disputes;

•

the Brazilian tax authority (Receita Federal do Brasil), or RFB, responsible for granting the REPETRO tax benefits to Brazilian ship owners and operators (see “Business—Brazilian Regulatory Framework—REPETRO”).

Brazilian Environmental Regulations

Brazilian environmental law includes international treaties and conventions to which Brazil is a party, as well as federal, state and local laws, regulations and permit requirements related to the protection of health and the environment. Brazilian oil and gas businesses are subject to extensive regulation by several governmental agencies, including the ANP and the IBAMA. Environmental, health and safety laws applicable to our onshore operations are enforced by state authorities, while laws and regulations applicable to offshore operations are predominantly federally enforced. Failure to comply with these laws and regulations may subject us to administrative, criminal and civil liability, including liability regardless of fault in civil cases. We are in substantial compliance with the current environmental laws and regulations.

Offshore drilling in Brazil is subject to environmental licensing by the IBAMA. The main piece of legislation concerning environmental licensing at the federal level is Law No. 6,938/1981, which sets forth the Environmental National Policy and the licensing guidelines for the installation and operation of oil and gas rigs in Brazil.

Brazil is a signatory of the International Convention for the Prevention of Pollution from Ships and the International Convention for Preparedness, Response and Cooperation for Oil Pollution Situations. However, applicable Brazilian federal legislation is much broader, and applies to oil terminals, pipelines and coastal/marine facilities. Under Law No. 9,966/00, oil and gas facilities are required to adopt a Risk Management and Emergency Plan. In addition, all facilities are required to adopt and implement an Oil Pollution Risk Assessment, including a comprehensive manual of internal procedures dedicated to the prevention of oil pollution incidents. Law 9,966/00 also requires that oil and gas facilities adopt and implement an Oil Spill Emergency Plan. Such Emergency Plan is subject to formal approval of IBAMA with respect to the Emergency Plans for offshore facilities or state environmental agencies with respect to the Emergency Plans for onshore facilities. As part of the licensing process, an Individual Emergency Plan describing a contingency plan in case of oil spills, must also be submitted to the competent authorities.

Additionally, Law No. 9,966/00 requires an independent environmental audit to be performed every two years. In the event of environmental incidents, the IBAMA and the ANP must be notified immediately. Legal liability for non-compliance extends to E&P companies, the rig owner, the drilling contractor and the crewmembers. The penalties consist of fines ranging from R$7,000 to R$50,000,000, in addition to other administrative and criminal penalties and civil liability.

We, as well as our officers, directors and employees may be subject to criminal liability and penalties in case of violations of environmental laws and regulations, including imprisonment, fines of up to R$50,000,000, suspension of activities, prohibition to enter into any agreement with the Brazilian federal government or Petrobras or to receive any public subsidies or incentives for up to ten years. Applicable administrative penalties for environmental law violations also include seizure of assets, suspension of activities, revocation of licenses, prohibition to enter into any agreement with the Brazilian federal government or Petrobras for up to three years and cancellation or suspension of financing arrangements with state-owned financial institutions.

Our Brazilian operations are exposed to administrative and criminal sanctions, including warnings, fines and closure orders for noncompliance with applicable environmental laws and regulations. Authorities such as the IBAMA, the ANP and the DPC routinely inspect our facilities and rigs, and may impose fines, restrictions on operations, or other sanctions as provided in the applicable legislation.

Legal Proceedings

We are regularly involved in litigation, claims and disputes incidental to our business.

In July 8, 2010, the RFB issued a tax assessment against QGOG imposing a penalty in the amount of $19.2 million alleging (1) lack of an allegedly required import license for the importing of Atlantic Star and (2) failure to indicate in the importation documentation for Atlantic Star whether the asset was new or used. QGOG filed an appeal at the administrative level and the RFB annulled the penalty with respect to the alleged lack of required import licensing, reducing the assessed amount to $500,000. Additional administrative appeals were filed against this decision by QGOG and the RFB, which still await trial. QGOG’s chances of loss were assessed as possible.

As of September 30, 2012, except for the above mentioned proceedings, there was no litigation, claim or dispute for an amount, individually or in the aggregate, that was material to our operations. See note 14 of our unaudited condensed consolidated interim financial information.

On September 2, 2010, QGOG transferred all of its E&P assets to QGEP. In connection with such transfer, pursuant to an indemnity agreement, dated October 28, 2010, QGEP agreed to indemnify QGOG for any losses arising from liability in connection with E&P activities. See “Certain Relationships and Related Party Transactions—Indemnity and Reimbursement Agreements.” On the other hand, QGOG and Constellation, agreed, on January 18, 2011, to indemnify QGEP for any future losses arising from existing and contingent liabilities not related to E&P activities.

MANAGEMENT

The following description sets forth certain information about our management and management-related matters which we expect will be in place after this offering has been consummated.

Senior Management

Members of our senior management shall be appointed from time to time by vote of our Board of Directors and hold office for an indefinite period of time until a successor is elected and qualified. There are no statutory officers under Luxembourg law; thus, our Board of Directors is the sole body responsible for managing our affairs and ensuring that our operations are organized in a satisfactory manner.

On April 19, 2012, we entered into mandate agreements with our Chief Executive Officer, Mr. Gouvea Filho and our Chief Financial Officer, Mr. Lima, pursuant to which we formally appointed them to their senior management capacities. In addition, on June 1, 2012, we entered into a mandate agreement with Ms. Hesse, pursuant to which we formally appointed her as our General Counsel. The members of senior management set forth below currently serve as senior managers of QGOG and will be responsible for the day-to-day management of our operations.

Name	Age	Position
Leduvy de Pina Gouvea Filho	59	Chief Executive Officer
Guilherme Ribeiro Vieira Lima	56	Chief Financial Officer
Rodrigo Ribeiro	38	Chief Operating Officer
Gerson Peccioli	57	Chief FPSO Operations Officer
José Augusto Moreira	55	Chief Commercial Officer
José Maurício Faria	51	Chief Administrative Director
Claudia Mathias Bueno Hesse	48	General Counsel

Leduvy de Pina Gouvea Filho. Mr. Gouvea Filho, our Chief Executive Officer, joined the Queiroz Galvão Group in May 2009 and has 32 years of global oil and gas services and E&P experience. He is also general director of QGOG. His international experience in the industry included posts in Brazil, the United Kingdom, the United States, Bolivia, France, Dubai, Venezuela and Libya. Prior to joining the Queiroz Galvão Group, Mr. Gouvea Filho served as chief operating officer of San Antonio International Ltd. in Brazil, Vice President of Deep-Water Projects at Schlumberger and General Manager of Health, Safety, Security and the Environment at BG, in the United Kingdom. He also held other Brazilian and regional management positions for other leading global companies in the oil and gas industry. Mr. Gouvea Filho began his career at Petrobras in 1980, as company man on an offshore rig in the Campos Basin and spent the following 17 years in domestic and international operating management positions at Petrobras. Mr. Gouvea Filho holds an engineering degree in mining from Universidade Federal do Rio Grande do Sul and a post graduate degree in petroleum engineering from the Petrobras Training Center.

Guilherme Ribeiro Vieira Lima. Mr. Lima has been the Chief Financial Officer of QGOG since 2004 and was QGOG’s Financial Manager from 1996 to 2004. He obtained extensive experience while working for various other engineering and drilling companies, including UNAP (a company later acquired by San Antonio International Ltd.), Montreal Engenharia and Sotreq, a Caterpillar dealer, as financial and administrative manager, supply manager, operations coordinator and engineering manager. Mr. Lima holds an engineering degree from Universidade Gama Filho, an MBA in Finance from IBMEC—Instituto Brasileiro de Mercado de Capitais, and an MBA degree in Petroleum from Coppe/UFR.

Rodrigo Ribeiro. Mr. Ribeiro has been the General Offshore Operations Manager of QGOG since January 2010. Following the consummation of this offering, Mr. Ribeiro will replace Mr. Andres as the Chief Operating Officer of QGOG. Mr. Ribeiro started his career in 1996 working for Odebrecht Óleo e Gás S.A. prior to joining QGOG in January 2000. Since joining QGOG, Mr. Ribeiro has held several different positions in the operations division of QGOG, including Maintenance Engineer, Engineering & Support Manager, Operations Engineer and Rig Manager. As Project Manager from 2005 to 2009, Mr. Ribeiro oversaw the upgrades of the Alaskan Star, Atlantic Star and Olinda Star in Brazil. Additionally, he was the Site Manager in charge of the construction of Gold Star and Alpha Star in Singapore. Mr. Ribeiro holds a mechanical engineering degree from Universidade Santa Úrsula, a post graduate degree in petroleum engineering from Fundação Educacional Luiz Reid / Gold Black and a safety engineering degree from Faculdade Salesiana Maria Auxiliadora.

Gerson Peccioli. Mr. Peccioli has been the Chief FPSO Operations Officer of QGOG since August 2010. Mr. Peccioli has more than 30 years of experience in the international oil industry (including posts in Iran, India, Angola, and Libya) as operator and services provider in both production and drilling services. He worked for companies such as Sevan Marine do Brasil (President), Schlumberger (Integrated Projects and New Technology Manager), Petrobras, Brasoil (Operations Manager), among others. Besides his technical qualifications, Mr. Peccioli’s experience includes general administration, as well as economical and financial performance administration. Mr. Peccioli holds a degree in civil engineering from Universidade Federal do Paraná, a degree in petroleum engineering from Petrobras, and an MBA in credits for international business from Universidade Estácio de Sá.

José Augusto Moreira. Mr. Moreira has been the Chief Commercial Director of QGOG since February 2008. Mr. Moreira has extensive experience in the petroleum industry, having worked for 30 years as field engineer and marketing/commercial manager for Baker Hughes, CVB and executive director for Smith International do Brasil. At Smith International, Mr. Moreira also worked as area manager for international operations in Argentina, Bolivia, Colombia, Peru and Venezuela and global account manager responsible for the worldwide Petrobras account. In addition to having taken specialized petroleum engineering coursework (CEP) from Petrobras SEN-BA, Mr. Moreira holds a degree in civil engineering from Universidade Santa Ursula, and a degree in petroleum engineering and an MBA from COPPEAD/UFRJ.

José Maurício Faria. Mr. Faria has been the Chief Administrative Director of QGOG since June 2008. Mr. Faria acquired extensive experience working at KPMG-Brazil for five years, where he participated in several technology projects and reorganizations of Brazilian and non-Brazilian corporations. After working for KPMG-Brazil, Mr. Faria worked as information technology manager at Construtora Queiroz Galvão from April 1997 to June 2008, where he was in charge of information technology projects in Latin America. Mr. Faria holds a business administration degree from Estácio de Sá University and an MBA from PUC-RJ. He has also attended specialized information technology courses in Brazil and in the United States.

Claudia Mathias Bueno Hesse. Ms. Hesse has been our General Counsel since 2010. Ms. Hesse also currently serves as the Corporate Secretary to our Board of Directors. Prior to serving as our General Counsel and Corporate Secretary, Ms. Hesse served as the Legal Counsel of QGOG from 1989 to 2006, and Legal Manager of QGOG from 2006 to 2010. With more than 20 years of experience in our business and industry, Ms. Hesse has been responsible for all legal affairs related to our drilling operations for the past 14 years. From 1996 to 2010, she was also responsible for all legal affairs of our E&P operations until QGOG transferred all of its E&P assets to QGEP. Ms. Hesse holds a law degree from the Universidade Cândido Mendes in Rio de Janeiro, Brazil, a post-graduate business degree in petroleum and gas from the Instituto Alberto Luiz Coimbra de Pós-Graduação e Pesquisa de Engenharia at the Universidade Federal de Rio de Janeiro, Brazil, and is currently obtaining a master’s degree in corporate law from the Instituto Brasileiro de Mercado de Capitais in Rio de Janeiro, Brazil.

Board of Directors

In accordance with Luxembourg law, our Board of Directors is the sole responsible body for managing our affairs and ensuring that our operations are organized in a satisfactory manner.

Our Amended Articles will provide that our Board of Directors shall have no fewer than three members that all directors will be appointed for a renewable period of up to two years, with the option of the general meeting of shareholders to classify the appointed directors into different classes. Pursuant to the Articles, the members of our Board of Directors are elected by a general meeting of our shareholders. Resolutions adopted at a general meeting of our shareholders determine the number of directors comprising our Board of Directors, the remuneration of the members of our Board of Directors and each director’s term. Directors may not be appointed for a term of more than six years but are eligible for re-election. The current term of office for each of our directors is two years, with each director being eligible for re-election in 2014. Directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of our shareholders. If the office of a director becomes vacant, the other members of our Board of Directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of our shareholders.

The current members of our Board of Directors are the following:

Name	Position	Age	Date of Appointment
Antônio Augusto de Queiroz Galvão	Chairman of the Board	59	2012
Ricardo de Queiroz Galvão	Director	52	2012
Peter van Opstal (1)	Director	43	2012
Onno Bouwmeister (2)	Director	35	2012
Guilherme de Araujo Lins	Director	49	2012
Luiz Alberto Andres (3)	Director	64	2012
Francis Blanchelande (4)	Independent Director	63	2012
Andres Maldonado (5)	Independent Director	44	2012
Ricardo Belda (6)	Independent Director	67	2012

(1)	We expect Mr. van Opstal to resign from our Board of Directors upon the consummation of this offering.
(2)	We expect Mr. Bouwmeister to resign from our Board of Directors upon the consummation of this offering.
(3)	We expect to appoint Mr. Andres as a member of our Board of Directors upon the consummation of this offering.
(4)	We expect to appoint Mr. Blanchelande as an independent member of our Board of Directors upon the consummation of this offering
(5)	We expect to appoint Mr. Maldonado as an independent member of our Board of Directors upon the consummation of this offering.
(6)	We expect to appoint Mr. Belda as an independent member of our Board of Directors upon the consummation of this offering.

Antônio Augusto de Queiroz Galvão. Mr. Galvão has been a member of Constellation’s Board of Directors since 2006, a member of the Board of Directors of QGOG since 2004 and Chief Executive Officer of QGOG since 1986. Mr. Galvão began working at QGOG in 1981 as a field engineer and technical manager. He also worked for Construtora Queiroz Galvão from 1976 to 1981. Mr. Galvão holds an engineering degree from Universidade Federal de Pernambuco and has completed several technical courses in the United States, among them: petroleum engineering at the University of Texas; drilling technology for oil wells at NL Industries; and drilling optimization at the University of Louisiana.

Ricardo de Queiroz Galvão. Mr. Galvão has been a member of Constellation’s Board of Directors since 2006, a member of the Board of Directors of QGOG since 1998 and has been QGOG’s general officer since 2004. He has also been an executive officer of Construtora Queiroz Galvão since 1996. From 1982 to 1996, Mr. Galvão worked as an assistant engineer, contract manager and administrative and financial officer at Construtora Queiroz Galvão. Mr. Galvão holds a degree in civil engineering from Associação Educacional Veiga de Almeida.

Peter van Opstal. Mr. Van Opstal is the commercial director and part of the management team at Orangefield Luxembourg. Prior to that, he practiced for eight years as a tax lawyer at PriceWaterhouseCoopers and Loyens & Loeff in the Netherlands, Curaçao and Luxembourg and for three years as tax manager for NYSE Euronext, in Brussels, Belgium. Mr. Van Opstal has extensive experience structuring cross-border transactions and corporate services administration and serves on the board of directors of numerous companies. Mr. Van Opstal holds a law degree from Leiden University in the Netherlands and an MBA from the Vlerick Leuven-Gent Management School in Belgium.

Onno Bouwmeister. Mr. Bouwmeister has been the principal relationship manager at Orangefield Luxembourg, a global financial services organization specializing in corporate and fund administration services, since 2008. Prior to that, he practiced as a corporate lawyer for over four years at Kneppelhout & Korthals N.V., in Rotterdam, the Netherlands, and Bates, Wells & Braithwaite in London, United Kingdom, practicing in the areas of mergers and acquisitions and corporate law. Mr. Bouwmeister holds a law degree from the University of Utrecht, in the Netherlands.

Guilherme de Araujo Lins. Mr. Lins has been a member of Constellation’s Board of Directors since 2010. He is a senior vice president of Capital International Research, Inc. responsible for private equity in Latin America, with a focus on Brazil. Prior to joining Capital in 2000, Mr. Lins spent eight years with JPMorgan in New York and São Paulo. He is currently based in Geneva. Mr. Lins received a degree in chemical engineering from Universidade Federal do Rio de Janeiro and a management degree from Ecole des Hautes Etudes Commerciales—HEC in France.

Luiz Alberto Andres. Mr. Andres has been the Chief Operating Officer of QGOG since 2004 and was QGOG’s Operations Manager from 1997 to 2004. He has extensive experience in the oil and gas business, having worked in oil operations since 1980. Mr. Andres has over 35 years of experience working for Construtora Queiroz Galvão (1975-1980) and QGOG. He also worked for Saipem, in Lima, Peru, as operations manager. Mr. Andres holds an engineering degree from Universidade Federal de Juiz de Fora.

Francis Blanchelande. We expect to appoint Mr. Blanchelande as an independent member of our Board of Directors upon the consummation of this offering. Mr. Blanchelande joined SBM Offshore N.V., or SBM Offshore, in 1978 as an Offshore Installation Engineer and held various positions SBM Offshore prior to becoming its Chief Operating Officer from 2007 until retiring in 2011. He also served as a member of the board of directors of SBM Offshore from 1998 until his retirement. Prior to joining SBM Offshore, Mr. Blanchelande served with the French military and held a civilian post at the French Embassy of Buenos Aires in Argentina. Mr. Blanchelande also served as a board member of the Standard P&I Club and was a counsel member of the American Bureau of Shipping prior to his retirement in 2011. Mr. Blanchelande holds a degree in physics from the University of Geneva in Switzerland, and a post-graduate degree in civil engineering from the Ecole Supérieure des Travaux Publics of Paris in France.

Andres Maldonado. We expect to appoint Mr. Maldonado as an independent member of our Board of Directors upon the consummation of this offering. Mr. Maldonado was a senior partner at McKinsey & Company for over 15 years, in New York, Colombia and Brazil until 2010. Since 2007, Mr. Maldonado has been the head of Family Businesses (Empresas Familiares) for Latin America at McKinsey & Company, which assists senior management and shareholders in strategic and organizational businesses transformations, transitioning leadership between generations of family businesses and implementing best corporate governance practices. Prior to becoming a partner at McKinsey & Company, he worked for Citibank in Colombia and New York. Mr. Maldonado has significant experience in the financial sector, having served the banking and corporate governance teams of several of the leading principal banks and financial institutions in Latin America. Mr. Maldonando holds a degree in science at the Colegio de Estudios Superiores de Administración in Colombia, and a business degree and a master’s degree from the Thunderbird School of Global Management in the United States and Switzerland.

Ricardo Belda. We expect to appoint Mr. Belda as an independent member of our Board of Directors upon the consummation of this offering. Mr. Belda joined Alcoa Inc., or Alcoa, in 1968 and held various positions at Alcoa prior to becoming the Executive Vice President of Alcoa and President of Alcoa Europe from 2001 until retiring in 2006. Since his retirement from Alcoa, Mr. Belda has performed consulting services on several acquisitions and has started his own consulting company. Mr. Belda currently serves as a member of Alcoa Brazil’s Advisory Board and is a member of the board of directors of Grupo ARZYZ. Mr. Belda holds a degree in business administration and a master’s degree in economics, both from Mackenzie University in Sao Paulo, Brazil, and a master’s degree in business administration from the University of Sophia Antipolis in Nice, France.

Family Relationships

As of the date of this prospectus, there were no family relationships among the members of our Board of Directors and senior management, other than Mr. Antônio Augusto de Queiroz Galvão, the Chairman of our Board of Directors, who is the first cousin of Mr. Ricardo de Queiroz Galvão, a member of our Board of Directors.

Committees of the Board of Directors

Prior to the completion of this offering, our Board of Directors shall constitute an Audit Committee and may have such other committees as our Board of Directors shall determine from time to time. The Audit Committee of our Board of Directors shall have the composition and responsibilities described below.

Audit Committee

The members of our Audit Committee are Messrs.              and             , each of whom our Board of Directors has determined is financially literate. Mr.                     is the Chairman of the Audit Committee. Our Board of Directors has determined that each of the members of its Audit Committee is “independent” under the standards of the NYSE and Securities and Exchange Commission regulations. Our Board of Directors expects to appoint a third independent director who is financially literate to be a member of the Audit Committee within one year of the consummation of this offering.

We expect that the Audit Committee’s primary responsibilities will be to assist our Board of Directors’ oversight of: accounting practices; the integrity of financial statements; compliance with legal and regulatory requirements; terms and conditions of related party transactions; the qualifications, selection, independence and performance of our registered public accounting firm, or the independent auditor; and the internal audit function. We will adopt an Audit Committee charter defining the committee’s primary duties in a manner consistent with the rules of the Securities and Exchange Commission and the NYSE and market standards. In addition, we expect that one of the duties of our audit committee will be to have oversight responsibility for any related-party transactions.

Code of Business Conduct and Ethics

Our Board of Directors expects to adopt a Code of Business Conduct and Ethics applicable to our employees, directors and officers that meet the standards of the NYSE.

Compensation

Senior Management

The aggregate cash compensation paid to all members of senior management was $12.4 million for the year ended December 31, 2011. This compensation did not include $0.6 million, which is the amount we paid to an offshore company wholly-owned by our Chief Executive Officer for services contracted in 2009 (prior to becoming our Chief Executive Officer) in connection with the private placement transaction undertaken by Constellation with Capital. The total amount payable under this contract was $1.8 million. As of December 31, 2011, $0.6 million was payable in connection with this agreement. As of the date of this prospectus, no amounts were outstanding under this agreement.

Our senior management participates in our employee benefit plans (including retirement, medical and dental plans) and in an incentive plan on generally the same terms as other employees. See “Business—Employees.”

The compensation that we shall pay to our senior management shall be determined on an annual basis considering the following primary factors: individual performance during the prior year and compensation levels in the relevant segments of the market. We believe that our compensation packages are competitive within the industry in which we operate.

Directors

We paid $180,000 in directors’ fees to the members of the board of directors of Constellation, our subsidiary, for the fiscal year ended December 31, 2011. These fees may be increased from time to time by a resolution of the general meeting of shareholders.

Equity Compensation Plan

Prior to the completion of this offering, our Board of Directors intends to adopt an omnibus long-term incentive plan, or the 2012 QGOG Constellation Omnibus Long-Term Incentive Plan, under which we will grant equity-based awards to our directors, officers and employees.

The proposed plan is intended to retain and attract individuals and to further our growth, development and financial success by aligning the personal interests of the participants of this plan, through the ownership of our shares and other incentives, with our interests and those of our shareholders. Awards granted under the 2012 QGOG Constellation Omnibus Long-Term Incentive Plan may be incentive stock options, non-statutory stock options, restricted stock, restricted stock units or other share-based awards.

The maximum number of shares that may be delivered in satisfaction of awards under the 2012 QGOG Constellation Omnibus Long-Term Incentive Plan will be              shares, subject to customary adjustments.

IPO Completion Bonus

Upon the consummation of this offering, we expect to use     % of the net proceeds of this offering, to pay an IPO completion bonus to certain of our employees, including certain members of our senior management.

Corporate Governance

Our Board of Directors is empowered to take any action necessary or desirable for carrying out our corporate objective, except for the powers specifically allocated to the general meeting of our shareholders by Luxembourg law and/or by our Amended Articles (once in effect).

Our Amended Articles will provide that our day-to-day management and the power to represent us in such matters may be delegated to one or more directors, officers or other agents. We expect to delegate day-to-day management to our Chief Executive Officer, Mr. Gouvea Filho, our Chief Financial Officer, Mr. Lima, and our General Counsel, Ms. Hesse, each of whom will be authorized to represent us. However, certain matters may not be delegated by our Board of Directors, including approval of our financial statements, our annual budget, our policies and recommendations made by any committee of our Board of Directors. Our Amended Articles will provide that we may become bound towards third parties by the joint signatures of two members of our Board of Directors. In addition, our Board of Directors may also empower specific directors to execute binding documents with third parties. In addition, our Board of Directors may also delegate special or limited powers to one or more persons for specific matters, so that we shall be bound towards third parties by the signature(s) of any such person(s) to whom special signatory powers have been delegated by our Board of Directors.

All decisions to be taken by our Board of Directors are subject to a quorum and vote of a majority of the directors. The Chairman of the Board of Directors shall be elected from our members of the Board of Directors. The Chairman has a casting vote in the event of a tie vote. The Chairman of our Board of Directors is currently Antônio Augusto de Queiroz Galvão, who was appointed for a two-year period.

Our Board of Directors must make all decisions in our best interests, and each director must notify the Board of Directors of any possible conflicts between his personal interests and our interests. A director must refrain from participating in any deliberation or decision involving such a conflict. A special report on the relevant conflict of interest transaction must be submitted to our shareholders at the next general meeting before any vote on the matter.

Share Ownership

The common shares beneficially owned by our directors and executive officers and/or entities affiliated with these individuals are disclosed in the section entitled “Principal Shareholders.”

Internal Control over Financial Reporting

We will perform an evaluation of our systems and processes with respect to our internal controls over financial reporting which will allow our management to report on the effectiveness of these controls, as required by Section 404 of the Sarbanes-Oxley Act. We are currently in the process of implementing these controls and expect to have established these policies and procedures before we file our second annual report with the Securities and Exchange Commission, following this initial public offering.

Legal Proceeding

SOTEP—Sociedade Técnica de Perfuração, a Brazilian oil and gas drilling services company, or SOTEP, is a defendant in a criminal proceeding that is currently pending before the district court in the city of Linhares in the State of Espírito Santo, relating to a truck that was used by SOTEP to allegedly transport hazardous substances without the required licenses in violation of certain federal environmental laws. In April 2012, Mr. Gouvea Filho, our CEO, was included as a defendant in this criminal proceeding as a result of his position as Chief Executive Officer of SOTEP during the time of the alleged violation. The criminal proceeding is currently in its initial stages and a preliminary response denying these claims and requesting summary dismissal has been filed by counsel to SOTEP and Mr. Gouvea Filho.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our outstanding common shares as of the date of this prospectus and giving effect to this offering by:

•	each person or group of affiliated persons that, to our knowledge, beneficially owns 5% or more of our common shares;

•	each of our directors, director nominees and executive officers individually; and

•	all of our directors, director nominees and executive officers as a group.

The beneficial ownership of our common shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any common shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. The percentage of shares beneficially owned after the reorganization assumes 55,632,446 common shares outstanding.

All of our shareholders, including the shareholders listed below, have the same voting rights with respect to their common shares. See “Description of Capital Stock—Voting Rights.” Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

The following table sets forth the beneficial ownership of our common shares as of the date of this prospectus and following the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional common shares with respect to this offering.

	Common Shares Beneficially Owned Prior to Offering		Common Shares Beneficially Owned After Offering (1)
Name of Beneficial Owner	Number	Percentage	Number	Percentage
5% Shareholders
Queiroz Galvão Oil & Gas International S.à.r.l (2)	44,762,537	80.46%		%
Constellation Holdings S.à.r.l (3)	5,788,859	10.41%		%
Constellation Coinvestment Fund S.à.r.l (4)	5,081,050	9.13%		%
Executive Officers, Directors and Director Nominees
Leduvy de Pina Gouvea Filho	—	—		%
Guilherme Ribeiro Vieira Lima	—	—		%
Luiz Alberto Andres	—	—		%
Rodrigo Ribeiro	—	—		%
Gerson Peccioli	—	—		%
José Augusto Moreira	—	—		%
José Maurício Faria	—	—		%
Claudia Mathias Bueno Hesse	—	—		%
Antônio Augusto de Queiroz Galvão (5)	—	—		%
Ricardo de Queiroz Galvão (5)	—	—		%
Peter van Opstal (6)	—	—		%
Onno Bouwmeister (7)	—	—		%
Francis Blanchelande (8)	—	—		%
Guilherme de Araujo Lins	—	—		%
Andres Maldonado (9)	—	—		%
Ricardo Belda (10)	—	—		%
All executive officers, directors and director nominees as a group (15) persons)	—	—		%

(1)	Assuming no exercise of the underwriters’ option to purchase additional common shares in this offering.
(2)	The outstanding shares of Queiroz Galvão Oil & Gas are ultimately beneficially owned by the Queiroz Galvão family.
(3)	Constellation Holdings S.à.r.l. is a wholly-owned subsidiary of CIPEF V Constellation Holding L.P. and Constellation.
(4)	Constellation Coinvestment Fund S.à.r.l is a wholly-owned subsidiary of CIPEF Constellation Coinvestment Fund, L.P.
(5)	Messrs. Queiroz Galvão are beneficial owners of our common shares as a result of their beneficial ownership interests in Queiroz Galvão Oil & Gas as set forth in the table below.
(6)	We expect Mr. van Opstal to resign from our Board of Directors upon the consummation of this offering.
(7)	We expect Mr. Bouwmeister to resign from our Board of Directors upon the consummation of this offering.
(8)	We expect to appoint Mr. Blanchelande as an independent member of our Board of Directors upon the consummation of this offering.
(9)	We expect to appoint Mr. Maldonado as an independent member of our Board of Directors upon the consummation of this offering.
(10)	We expect to appoint Mr. Belda as an independent member of our Board of Directors upon the consummation of this offering.

Queiroz Galvão Oil & Gas International S.à.r.l.

Queiroz Galvão Oil & Gas is a holding corporation of the Queiroz Galvão family. The shares of Queiroz Galvão Oil & Gas are ultimately beneficially owned by members of the Queiroz Galvão family.

Queiroz Galvão Oil & Gas was duly formed under the laws of Luxembourg as a private limited liability company (société à responsabilité limitée), having its registered office at 40, avenue Monterey, L-2163 Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B164.736 and having a share capital of $20,000.

The following table sets forth the ultimate beneficial owners of Queiroz Galvão Oil & Gas and their respective approximate ownership as of the date of this prospectus.

Queiroz Galvão Oil & Gas International S.à.r.l.

Beneficial Owners (1)	Percentage
Antônio Augusto de Queiroz Galvão	8.89%
Carlos de Queiroz Galvão	8.89%
Fernando de Queiroz Galvão	8.89%
Marcos de Queiroz Galvão	8.89%
Maria Dulce de Queiroz Galvão	8.89%
Mauricio Jose de Queiroz Galvão	8.89%
Roberto de Queiroz Galvão	8.89%
Ricardo de Queiroz Galvão	9.16%
Suzana de Queiroz Galvão Gonçalves	9.16%
Cristina de Queiroz Galvão Mariz	9.16%
Carmem Lucia Galvão de S. Leão	9.16%
Paulo Cesar Viana Galvão	1.42%

Total	100.0%

(1)	Indirectly own shares in Queiroz Galvão Oil & Gas through personal investment vehicles.

Constellation Holdings S.à.r.l. and Constellation Coinvestment Fund S.à.r.l.

Constellation Holdings S.à.r.l. and Constellation Coinvestment Fund S.à.r.l. are holding companies of Capital. They are wholly-owned, respectively, by two investment vehicles, CIPEF V Constellation Holding L.P. and CIPEF Constellation Coinvestment Fund, L.P., respectively, which are investment funds controlled by Capital. Capital has voting and dispositive authority over our common shares held by Constellation Holdings S.à.r.l. and Constellation Coinvestment Fund S.à.r.l., and therefore, Capital beneficially owns such common shares. Ultimate investment authority is held by Capital’s investment committee, the Capital International Global Private Equity Committee, where members are Koenraad Foulon, Lam Nguyen-Phuong, Ashley Dunster, Leonard Kim, Guilherme Lins, David Fisher and Shaw Wagener. Each member disclaims any beneficial ownership of the common shares except to the extent of his or her respective pecuniary interest in such shares.

Constellation Coinvestment Fund S.à.r.l. and Constellation Holdings S.à.r.l. were duly formed under the laws of Luxembourg as private limited liability companies (sociétés à responsabilité limitée), having their registered office at 5, rue Guillaume Kroll, L-1882 Luxembourg, being registered with the register of commerce and companies of Luxembourg.

Through a CIPEF fund, the Oil & Gas Group of the IFC, a member of the World Bank Group, also indirectly holds a 4.5% equity interest in us. IFC also has a long-standing history of extending credit to us. IFC encourages and assists the companies in which it invests to implement and follow high environmental and social standards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Board of Directors approves related party transactions that are on an arm’s length basis and on market terms and conditions.

Following the consummation of this offering, our Board of Directors will continue approving related party transactions and our Audit Committee will have oversight responsibility in connection with these related party transactions. We also expect to adopt a written policy ensuring that any transactions between us and our affiliates, including companies under our common management and control, are executed under market conditions and on terms at least equal to those prevailing in transactions with third parties.

We are currently not party to any transaction with, and have not made any loans to, any of our directors or senior management, and have not provided any guarantees for the benefit of such persons, nor are there any such transactions contemplated with any such persons.

The following table presents the aggregate amounts of our total financial exposure to related parties as of September 30, 2012 and December 31, 2011, 2010 and 2009 and for the nine-month periods ended September 30, 2012 and 2011 and the three years ended December 31, 2011. All transactions with related parties are reflected in our consolidated financial statements.

	As of and for the nine- month period ended September 30, (unaudited)		As of and for the year ended December 31,
	2012	2011	2011	2010	2009
	(in millions of $)
Assets
Delba	176.7		130.6	98.4	—
FPSO Cidade de Paraty	48.9		34.3	7.3	—
FPSO Cidade de Ilhabela	21.5		4.1	—	—
QG S.A.	—		—	—	—
QGEP	0.0		—	0.4	—
Manati S.A.	0.2		0.3	0.3	—
FPSO Capixaba	0.9		0.9	0.9	0.9
Espírito do Mar	3.7		3.6	3.4	3.2
Others	0.3		0.1	0.4	1.1

Total	252.2		173.9	111.1	5.2

Liabilities
Delba	176.6		130.6	98.4	—
QG S.A.	6.4		4.2	41.2	—
Others	0.1		0.1	0.1	0.1

Total	183.1		134.9	139.7	0.1

Income
FPSO Cidade de Paraty	0.8	—	—	—	—
QGEP	—	0.5	0.5	0.8	—
Manati S.A.	0.4	1.1	1.2	3.9	4.7
Espírito do Mar	0.1	0.1	0.2	0.2	0.2
Others	—	0.4	0.4	—	—

Total	1.3	2.2	2.3	4.9	4.9

Expenses
QG S.A.	2.2	8.1	15.0	6.3	—
L1T Consultoria Ltda.	—	—	0.2	1.6	0.3

Total	2.2	8.1	15.2	7.9	0.3

Delba

In connection with the construction and operation of the Amaralina Star and Laguna Star drillships, on June 24, 2010, we entered into two substantially similar shareholder agreements with Alperton related to the ownership, commissioning and operation of the Amaralina Star and Laguna Star. Under these shareholder agreements, we committed to finance, through a loan facility, the amount corresponding to Delba’s percentage of cash calls with respect to Amaralina Star Ltd. and Laguna Star Ltd. (the owners of Amaralina Star and Laguna Star, respectively) through the date of acceptance of the Amaralina Star and the Laguna Star, respectively, by Petrobras. As of September 30, 2012, the total amount outstanding under these loan facilities was $176.7 million. The outstanding principal of these loans bears interest at 12% per annum and matures at the expiration of the respective charter agreements with Petrobras, with the maturity extended for the period of any renewals of the charter agreements, up to a maximum of six additional years. From the date that is six years after the date of acceptance of Amaralina Star and Laguna Star by Petrobras (which is scheduled to occur in October and December 2012, respectively) the loans will bear interest at 13% per annum. Until the repayment of these loans, we will receive 100% of the revenues from the charter agreement with Petrobras. Alperton must repay principal and interest commencing in the first quarter following the acceptance date of Amaralina Star and Laguna Star by Petrobras, to the extent Amaralina Star Ltd. and Laguna Star Ltd. make any distribution to or repay any intercompany loans made to them by Alperton.

FPSO Cidade de Paraty, FPSO Cidade de Ilhabela

QGOG has total capital commitments for the completion of the construction of the FPSO Cidade de Paraty and FPSO Cidade de Ilhabela in the aggregate amounts of $102 million and $205 million, respectively. These capital commitments were made in connection with QGOG’s 20.0% equity interest in Tupi Nordeste Ltd., which owns FPSO Cidade de Paraty, and the 12.75% equity interest QGOG holds in Guará B.V., a consortium formed by Petrobras, BG and Repsol-Sinopec, during the construction phase of the FPSO Cidade de Ilhabela. QGOG has the option to increase its participation in Guara B.V. to 25.5% after the final acceptance date.

As of September 30, 2012, we held loans receivable in the amount of $48.9 million and $21.5 million, relating to milestone payments we have made in proportion to our interest in FPSO Cidade de Paraty and FPSO Cidade de Ilhabela, respectively.

QG S.A.

QG S.A. has provided guarantees in connection with certain of our working capital and project facilities. As of September 30, 2012, we owed QG S.A. $6.4 million and as of December 31, 2011, we owed QG S.A. $4.2 million as consideration for these corporate guarantees. As of December 31, 2010, we owed QG S.A. $3.4 million for corporate guarantee fees and $37.7 million in connection with the purchase of 49% of the common shares of QGOG from QG S.A.

FPSO Capixaba

On March 16, 2007, we made loans to (1) Capixaba Venture and (2) Espírito do Mar, in each case pursuant to a shareholders loan agreement under which Star agreed to advance to each of Capixaba Venture and Espírito do Mar a certain percentage of all sums required to operate their business. As of September 30, 2012, the outstanding amount of the loan we made to Capixaba Venture was $0.9 million and the outstanding amount of the loan we made to Espírito do Mar was $3.7 million. The loan to Capixaba Venture bears interest at LIBOR plus 0.5% per annum. Each loan matures at the end of the period of the charter contract executed between Espírito do Mar and Petrobras. We have the option of converting these respective loans into shares of FPSO Capixaba or shares of Espírito do Mar.

L1T Consultoria Ltda.

On May 2, 2008, QGOG entered into an engineering and consulting services agreement with L1T Consultoria Ltda., or L1T, an entity equally owned by our Chief Operating Officer and certain of his family members. In 2011, we paid $0.2 million to L1T under this agreement. This agreement was terminated on May 4, 2011 and as of the date of this prospectus, no amounts were outstanding.

Indemnity and Reimbursement Agreements

We have executed several agreements with QGEP for the reimbursement of expenses and costs incurred by it in connection with E&P assets and activities transferred to QGEP by QGOG.

Indemnity Agreement

On October 28, 2010, QGOG, QGEP and Manati S.A., or Manati, entered into an agreement pursuant to which QGEP agreed to indemnify QGOG and Constellation for certain expenses related to administrative and legal proceedings in connection with the blocks and fields transferred by QGOG to QGEP. The agreement also addresses the operation and management of these administrative and legal proceedings by the parties and has an indefinite term. Both QGOG and QGEP are jointly liable for the obligations established by the Petroleum Law and the concession agreements, including those obligations assumed prior to the transfer of the blocks and fields. Therefore, if any liability in connection with the assigned blocks and fields prior to the transfer is imputed to QGOG in the future, we have agreed to assume the financial and administrative costs of such liability. QGOG acquired such blocks prior to 2008 before the reorganization of the Queiroz Galvão Group that led to the transfer of exploration and production assets to QGEP.

On January 18, 2011, QGEP and Manati entered into a cross-indemnity agreement with QGOG and Constellation. Pursuant to this indemnity agreement, QGOG and Constellation agreed to indemnify QGEP, QGEPP and/or Manati for any liability in connection with oil and gas services conducted by QGOG relating to the blocks and fields transferred to QGEP.

Reimbursement Agreement

On October 28, 2010, QGEP and QGEPP entered into an agreement pursuant to which they agreed to reimburse QGOG and Constellation for certain expenses incurred by it on their behalf. Until the ANP’s full approval of the transfer of QGOG’s participating interest in the blocks and fields to QGEP, payments will continue to be made by QGOG. Therefore, QGOG will continue to make the required payments and will be reimbursed for such expenses by QGEP, QGEPP, or both. This agreement is of indefinite duration.

Administrative Agreements

Our subsidiaries are party to several agreements entered into with QGOG (which is controlled by our controlling shareholders, which hold 51% of QGOG’s voting capital stock), by which the parties agree to share certain administrative resources and their costs. The shared resources include: (1) the activities of accounting and administrative departments and related areas and their respective salaries, expenses and benefits; (2) direct and indirect compensation of executive officers and managers plus related charges; (3) the telecommunications network; (4) information technology, including computer systems, computer terminals, printers, software and IT equipment; (5) travelling and lodging expenses; (6) general expenses, including office materials, cleaning and kitchen materials, maintenance and repair of goods, machines, equipment and facilities; (7) publicity and advertising expenses; (8) cleaning and surveillance expenses; (9) general tasks for administrative support, including legal services, performance of third-party services (human resources, personnel training, temporary labor); (10) books, magazines and journals and mail; (11) all other services and use of fixed or intangible assets shared among the parties, related both to the joint and integrated exploration of the oil and gas E&P infrastructure and the efficient operation of their businesses.

On June 1, 2010, QGOG, Manati and QGEP entered into an agreement pursuant to which they agreed to share infrastructure and costs of certain administrative activities, such as: accounting expenses; administrative expenses, including salaries and benefits; indirect and direct compensation of officers and general managers; information technology, including computer terminal printers, information equipment, among others. This agreement may be terminated by either party, subject to two months prior notice. Since July 1, 2010, costs are shared among the three companies as follows: 80% for QGOG, 19% for Manati, and 1% for QGEP.

Shareholders’ Agreement

On October 6, 2011, QG S.A. and QGOGPar, our indirect subsidiary, consummated a shareholders agreement and share purchase agreement, pursuant to which QGOGPar purchased 49% of the common shares and 100% of the preferred shares of QGOG. In connection with the shareholders’ agreement, we also entered into a call option agreement in exchange for R$17.8 million to purchase the remaining 51% of QGOG’s common shares. If QGOGPar were to exercise this call option, it would be obligated to pay QG S.A. a nominal amount. QGOGPar may exercise this call option at any time.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our share capital and the rights of the holders of our common shares that are material to an investment in the common shares offered by this prospectus. These rights are set forth in our Articles or are provided by applicable Luxembourg law, and these rights may differ from those typically provided to shareholders of U.S. companies under the corporation laws of the various states of the United States. We expect to amend and restate our Articles, or the Amended Articles, to, among other things, confer certain additional rights to the holders of our common shares as set forth below prior to the consummation of this offering of the common shares. This summary does not contain all information that may be important to you. For more complete information, you should read our Articles of Association and our Amended Articles, which are attached, or will be attached, as an exhibit to the registration statement filed by us on Form F-1 (of which this prospectus forms a part). For information on how to obtain a copy of our Articles of Association, please read “Where You Can Find More Information.”

Our share capital is comprised of common shares. As of the date of this prospectus, an aggregate of 55,632,446 common shares, with $1.00 nominal value, were issued and outstanding. Each of our common shares entitles its holder to one vote at any general meeting of shareholders.

To our knowledge, as of the date of this prospectus, there are no shareholders arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of our company in favor of a third person other than the current controlling shareholders.

Our common shares are governed by Luxembourg law and our Articles. More information concerning shareholders’ rights can be found in the Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time, and our Articles.

General

We are a Luxembourg société anonyme (a public limited liability company). Our legal name is “QGOG Constellation S.A.” We were incorporated on August 30, 2011.

QGOG Constellation S.A. is registered with the Luxembourg Registry of Trade and Companies under number B 163.424.

Our registered office is located at 40, Avenue Monterey, L-2163 Luxembourg.

Our corporate purpose, as stated in Article 2 (“Object”) of our Articles, is the acquisition of ownership interests, in Luxembourg or abroad, in any companies or enterprises in any form whatsoever and the management of such ownership interests. We may in particular acquire by subscription, purchase, and exchange or in any other manner any stock, shares and other securities, bonds, debentures, certificates of deposit and other debt instruments and more generally any securities and financial instruments issued by any public or private entity whatsoever, including partnerships. We may participate in the creation, development, management and control of any company or enterprise. We may further invest in the acquisition and management of a portfolio of patents or other intellectual property rights of any nature or origin whatsoever.

We may borrow in any form and issue notes, bonds and debentures and any kind of debt which may be convertible and/or equity securities. We may lend funds including the proceeds of any borrowings and/or issues of debt securities to our subsidiaries, affiliated companies or to any other company. We may also give guarantees and grant security interests in favor of third parties to secure our obligations or the obligations of our subsidiaries, affiliated companies or any other company. We may further mortgage, pledge, transfer, encumber or otherwise hypothecate all or some of our assets.

We may generally employ any techniques and utilize any instruments relating to our investments for the purpose of their efficient management, including techniques and instruments designed to protect us against creditors, currency fluctuations, interest rate fluctuations and other risks.

We may carry out any commercial, financial or industrial operations and any transactions with respect to real estate or movable property, which directly or indirectly further or relate to our purpose.

Duration

We have been formed for an unlimited period of time. We expect that our Amended Articles will provide that we may be dissolved at any time by a resolution of the holders of our common shares adopted in the manner required for an amendment to our Amended Articles.

Form and Transfer of Shares

We expect that our Amended Articles will provide that our common shares will be issued in registered form. Our common shares are freely transferable, subject to any restrictions that may be provided for in our Articles and, when in effect, our Amended Articles. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our common shares.

We expect that our Amended Articles will provide that any person who acquires or disposes of our common shares must notify our Board of Directors within five calendar days of the proportion of our common shares held by the relevant person as a result of the acquisition or disposal, where the percentage of common shares held by the relevant person as a result of this transaction reaches, exceeds or falls below a threshold of 5% of our total outstanding common shares.

Share Capital

As of May 2, 2012, our share capital was $55,632,446, represented by 55,632,446 common shares, with a nominal value of $1.00 per share, fully paid up. We expect that our Amended Articles will provide that our authorized share capital will amount to up to $        , represented by up to             common shares, having a nominal value of one United States dollar per share, fully paid up.

Our common shares have no conversion rights, and there are no redemption or sinking fund provisions applicable to our common shares. We may acquire our common shares subject the provisions of our Articles and our Amended Articles (once in effect) and within the limitations of Luxembourg law.

Issuance of Shares

Pursuant to Luxembourg law, the issuance of the common shares requires the approval by the general meeting of shareholders at the quorum and vote requirements provided for the amendment of our Articles or our Amended Articles once in effect. The general meeting of shareholders may, however, approve an authorized unissued share capital and authorize our Board of Directors to issue shares up to the maximum amount of such authorized unissued share capital for a maximum period of five years from the date of publication in the Luxembourg official gazette of the minutes of the relevant general meeting, or the Authorized Share Capital. The general meeting may amend, renew or extend such authorized share capital and authorization to our Board of Directors to issue shares.

In case of a share capital increase within the Authorized Share Capital, our Board of Directors, or a duly appointed representative of our Board of Directors, is required under Luxembourg law to go before a Luxembourg notary to record by notarial deed an increase of our share capital by our Board of Directors within one month following the end of the subscription period or within three months from the day on which that period commenced.

Preferential subscription rights

Under Luxembourg law, shareholders in a société anonyme have a preferential right to subscribe for shares issued on the occasion of a share capital increase, where such shares are to be subscribed for in cash. The general meeting of shareholders also has the power to limit or withdraw the shareholders’ preferential subscription rights. In accordance with article 32-3 (5) of the Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time, a general meeting of shareholders called upon to resolve, at the conditions prescribed for amendments to our Articles, either upon an increase of capital or upon authorization to increase the capital, may limit or withdraw the preferential subscription rights or may authorize our Board of Directors to do so. Any proposal to that effect must be specifically announced in the convening notice of the general meeting. Detailed reasons therefore must be set out in a report prepared by the Board of Directors and presented to the meeting dealing in particular with the proposed issue price.

In addition and in accordance with article 32-3 (5), the Board of Directors acting within the limits of the Authorized Share Capital has the power to limit or withdraw the shareholders’ preferential subscription rights.

We expect that our Amended Articles will contain an authorization to our Board of Directors to limit the preferential subscription rights of the holders of our common shares in the context of the Authorized Share Capital and as set forth below under “Increase and Reduction of Capital.” Such authorization to limit or cancel the preferential subscription rights shall be valid for a period of five years from the publication of the Articles or the amendment of the Articles and may be extended by the general meeting of shareholder to the extent permitted by Luxembourg law.

Increase and Reduction of Capital

We may change our capital at any time by a decision of the holders of our common shares adopted in the manner required for an amendment to our Articles. We expect that our Amended Articles will provide that:

(1)	within the limits of the Authorized Share Capital, our Board of Directors will be authorized to issue further common shares, in one or several successive tranches against payment in cash or in kind, with or without an issue premium and without the holders of common shares having a preferential subscription right in accordance with the terms and conditions set out below;

(2)	our share capital may be increased or reduced by a resolution of the general meeting of holders of our common shares adopted in the manner required for an amendment to our Amended Articles;

(3)	subject to the provisions of Luxembourg Law and our Amended Articles, existing holders of our common shares will have a preferential subscription rights in case of issuance of new common shares of the same class, in exchange for contributions in cash, but such existing holder will not benefit from a preferential subscription right in case of issue of new common shares in exchange for a contribution in kind;

(4)	the preferential subscription right may be limited or cancelled by a resolution of the general meeting of holders of common shares adopted in accordance with our Amended Articles or by our Board of Directors if so authorized at such meeting of holders or in accordance with our Amended Articles;

(5)	in the context of the Authorized Share Capital, our Board of Directors may, among other things, determine the conditions of any increase in the share capital, set the subscription price provided that the common shares shall not be issued at a price below nominal value, if any, with or without issue premium, set the date from which the common shares or other financial instruments will carry beneficial rights, set the duration, redemption, interest rates, currency conversion rates and exchange rates of the financial instruments, and limit or cancel the preferential subscription right of existing holders of common shares otherwise applicable to such issuance.

General Meeting of Shareholders

In accordance with Luxembourg law and our Articles and our Amended Articles once in effect, any regularly constituted general meeting of shareholders represents the entire body of our shareholders. The general meeting has full power to adopt and ratify all acts and operations which are consistent with our corporate object.

The annual general meeting of shareholders is held at 10 a.m. (Luxembourg time) on March 15th of each year in Luxembourg. We expect that our Amended Articles will provide that the annual meeting of shareholders will be held on the third Wednesday of May of each year. If that day is a legal or banking holiday, the meeting will be held on the business day immediately following. Other general meetings of shareholders may be convened at any time.

Each of our common shares entitles the holder thereof to attend the general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of the Articles. Each share entitles the holder to one vote at a general meeting of shareholders. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders. Pursuant to Luxembourg law, shareholders of a public company may not take actions by written consent. All shareholder actions must be approved at an actual meeting of shareholders held before a notary public or under private seal, depending on the nature of the matter.

Luxembourg law provides that our Board of Directors is obligated to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so require in writing with an indication of the agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to our registered office at least five days before the holding of the general meeting of shareholders.

Voting Rights

Each common share entitles the holder thereof to one vote at a general meeting of shareholders.

Luxembourg law distinguishes between “ordinary” general meetings of shareholders and “extraordinary” general meetings of shareholders.

In addition to the annual general meeting of shareholders described above, other extraordinary general meetings of shareholders are convened to resolve on any other matter to be decided on during the course of the year. This may include amendment to the Articles and certain other matters described below and are subject to the quorum and vote requirements described below.

A general meeting of shareholders convened for the purpose of (a) an increase or decrease of the authorized or issued share capital, (b) a limitation or exclusion of preemptive rights (c) approving a legal merger or demerger of our company, (d) dissolution of our company or (e) except as described immediately below, an amendment of the Articles must have a quorum of at least 50% of our issued share capital, except in limited circumstances provided for by Luxembourg law. If such quorum is not reached, such general meeting of shareholders may be reconvened, pursuant to appropriate notification procedures, at a later date with no quorum requirement applying.

Irrespective of whether the proposed actions described in the preceding paragraph will be subject to a vote at the first or a subsequent general meeting of shareholders, such actions are subject to the approval of at least two-thirds of the votes validly cast at such extraordinary general meeting of shareholders (except in limited circumstances provided for by Luxembourg law). Abstentions are not considered “votes.”

Appointment and Removal of Directors. Members of our Board of Directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. Under the Articles, all directors are elected for a period of up to six years. Further, the Board of Directors is comprised of two categories of directors. We expect that our Amended Articles will provide that all directors will be appointed for a renewable period of up to two years, with the option of the general meeting of shareholders to classify the appointed directors into different classes. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. We expect that our Amended Articles will provide that if the office of a director becomes vacant, the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

Neither Luxembourg law nor our Articles (or our Amended Articles, once in effect) (i) contain any restrictions as to the voting of our common shares by non-Luxembourg residents or (ii) provide for cumulative voting rights to our shareholders in the election of the members of our Board of Directors.

Amendment to our Articles

Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon an amendment to the Articles. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the Articles.

An extraordinary general meeting of shareholders convened for the purpose of amending the Articles must have a quorum of at least 50% of our issued share capital. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened at a later date with no quorum according to the appropriate notification procedures. Irrespective of whether the proposed amendment will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders. However, our nationality may be changed and the commitments of the holders of our common shares may be increased only with the unanimous consent of the holders of the common shares and bondholders, if any.

Any resolutions to amend the Articles must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and Division

A merger by absorption whereby a Luxembourg company, after its dissolution without liquidation, transfers to another company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved by an extraordinary general meeting of shareholders of the Luxembourg company to be held before a notary. Similarly the de-merger of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders.

Liquidation

In the event of our liquidation, dissolution or winding-up, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. The decision to voluntarily liquidate, dissolve or wind-up requires approval by an extraordinary general meeting of shareholders to be held before a notary.

No Appraisal Rights

Neither Luxembourg law nor the Articles provide for any appraisal rights of dissenting shareholders.

Distributions

Subject to Luxembourg law, each share is entitled to participate equally in distributions if and when declared by the general meeting of shareholders out of funds legally available for such purposes. Pursuant to the Articles, the general meeting of shareholders may approve distributions and our Board of Directors may declare interim distributions, to the extent permitted by Luxembourg law.

Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution has been declared.

Annual Accounts

Each year our Board of Directors must prepare annual accounts, that is, an inventory of our assets and liabilities, together with a balance sheet and a profit and loss account. Our Board of Directors must also prepare management reports each year on the annual accounts. The annual accounts, the management report and the auditor’s reports must be available for inspection by shareholders at our registered office at least 15 calendar days prior to the date of the annual general meeting of shareholders.

The annual accounts, after approval by the annual general meeting of shareholders, will need to be filed with the Luxembourg registry of trade and companies within seven months of the close of the financial year.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual general meeting of shareholders, including the annual accounts with the list of directors and auditors, the notes to the annual accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s report.

The annual accounts, the auditor’s reports and the management reports are sent to registered shareholders at the same time as the convening notice for the annual general meeting of shareholders. In addition, any registered shareholder is entitled to receive a copy of these documents free of charge 15 calendar days prior to the date of the annual general meeting of shareholders upon request.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is             . Its address is             , and its telephone number is         .

Listing

We expect to apply to have our common shares approved for quotation on the NYSE under the symbol “QGOG.”

Trading of Shares

Person discharging managerial responsibilities within our company and where applicable, persons closely associated with them, shall declare to the Commission de Surveillance du Secteur Financier and to us, the existence of transactions conducted on their own account relating to our common shares admitted to trading on a regulated market or a similar market (such as the NYSE), or to derivatives or other financial instruments linked to them. The notification shall be made within five working days of each transaction’s execution date. We shall ensure public access to such information in French, German or English on our website.

SHARES ELIGIBLE FOR FUTURE SALE

Following this offering, we will have an aggregate of             common shares outstanding. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. The remaining             shares, representing             of our outstanding shares will be held by our existing shareholders. These shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up Agreements

We and our executive officers, directors and our shareholders, have agreed with the underwriters, subject to limited exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, directly or indirectly, or otherwise dispose of any common shares or any securities convertible into or exchangeable for common shares or in any manner transfer all or a portion of the economic consequences associated with the ownership of our common shares or cause a registration statement covering any of our common shares to be filed, except for the common shares offered in this offering without the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Itaú BBA USA Securities Inc., the designated representatives of the underwriters, for a period of 180 days after the date of this prospectus. See “Underwriting.”

Eligibility of restricted shares for sale in the public market

Our outstanding common shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject to volume restrictions under Rule 144.

Equity Compensation Plans

Although we have not yet implemented any equity compensation plans, we expect to do so prior to the consummation of this offering. The specific terms for the granting of share-based awards to the beneficiaries of our anticipated omnibus incentive plan and the exercise and vesting thereof will be established by the definitive plan once it is implemented. We expect that certain of our directors, officers and employees will be the beneficiaries of such a plan. See “Management—Compensation—Equity Compensation Plans.”

Registration rights

Following the completion of this offering, the holders of up to              common shares are, under certain limited circumstances, entitled to request that we register our common shares under the Securities Act, subject to cutback for marketing reasons and certain other conditions. These shareholders are also entitled to “piggyback” registration rights, which are also subject to cutback for marketing reasons and certain other conditions. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our common shares.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common shares. You are urged to consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common shares that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Certain Luxembourg Tax Considerations for Holders of Common Shares

The following is a summary of material Luxembourg tax considerations of the purchase, ownership and disposition of your common shares that may be applicable to you if you acquire our common shares. In addition, this summary does not address all tax considerations that might be relevant to particular shareholders in light of their personal circumstances or to persons that are subject to special tax rules.

It is included herein solely for preliminary information purposes and is therefore not intended or construed to be, legal or tax or any sort of advice. The summary is not exhaustive and we strongly encourage shareholders to consult their own tax advisors as to the Luxembourg tax consequences of the ownership and disposition of our common shares. The summary applies only to shareholders who will own our common shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired their common shares in the capital of our common shares by virtue of an office or employment. This summary does under no circumstances allow any conclusions to be drawn with respect to issues not specifically addressed.

This discussion is based on the laws of the Grand Duchy of Luxembourg, including the Income Tax Act of December 4, 1967, as amended, the Municipal Business Tax Act of December 1, 1936, as amended and the Net Wealth Tax Act of October 16, 1934, as amended, to which we jointly refer to as the Grand Duchy of Luxembourg, including the regulations promulgated thereunder, and published judicial decisions and administrative pronouncements, each as in effect on the date of this prospectus or with a known future effective date and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). However, there can be no assurance that the Luxembourg tax authorities will not challenge any of the Luxembourg tax considerations described below; in particular, changes in law and/or administrative practice, as well as changes in relevant facts and circumstances, may alter the tax considerations described below. Prospective investors are encouraged to consult their own professional advisors as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

As used herein, a “Luxembourg individual holder” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) a solidarity surcharge (contribution au fonds pour l’emploi) on his or her worldwide income from Luxembourg or foreign sources.

In addition, a “Luxembourg corporate holder” means a corporation or other entity taxable as a corporation (that is organized under the laws of Luxembourg under Article 159 of the Luxembourg Income Tax Act) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités), including for the avoidance of doubt the minimum flat income tax of €1,500 for the year ending 2012, municipal business tax (impôt commercial communal) and a solidarity surcharge (contribution au fonds pour l’emploi) on its worldwide income from Luxembourg or foreign sources. A Luxembourg corporate holder is also subject to net wealth tax (impôt sur la fortune) on its worldwide wealth.

Luxembourg established entities who benefit from a special tax regime, such as, for example, undertakings for collective investment subject to the law of December 17, 2010 or specialized investment funds governed by the law of February 13, 2007 or family wealth management companies governed by the law of May 11, 2007 are exempt from income and annual net wealth taxes in Luxembourg.

For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders.” A “non-Luxembourg Holder-” means any investor in our common shares other than a Luxembourg Holder.

Tax regime applicable to realized capital gains

Luxembourg Holders

Luxembourg individual holders

A Luxembourg individual holder will be subject to Luxembourg income taxes for capital gains in the following cases:

•

if the common shares (1) represent the assets of a business or (2) were acquired for speculative purposes (i.e., disposed of within six months after acquisition), then any capital gain will be levied at ordinary income tax rates (including unemployment fund contributions), subject to dependence insurance contribution levied at a rate of 1.4% and, where common shares represent the assets of a business, subject to municipal business tax levied at a rate of 6.75% for Luxembourg-City for the year ending 2012; and

•

provided that the common shares do not represent the assets of a business (i.e., are held in the private wealth of the Luxembourg individual), and the Luxembourg individual has disposed of them more than six months after their acquisition, then the capital gains are taxable at half the overall tax rate (including unemployment fund contributions) if the common shares belong to a substantial participation (i.e., shareholding representing more than 10% of the share capital, owned by the Luxembourg resident individual or together with his spouse/partner and dependent children, directly or indirectly at any time during the five years preceding the disposal). In this case, the capital gains would also be subject to dependence insurance contribution levied at a rate of 1.4%.

Luxembourg corporate holders

Capital gains realized upon the disposal of common shares by a fully taxable resident Luxembourg corporate holder will, in principle, be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 28.80% for the fiscal year ending 2011 for a Luxembourg corporate holder established in Luxembourg City. An exemption from such taxes may be available to the Luxembourg corporate holder pursuant to Article 166 of the Income Tax Act and the Grand-Ducal Decree of December 21, 2001 (as amended) provided that at the time of the disposal of the common shares (a) the Luxembourg corporate holder of common shares form a stake representing at least 10% of our total share capital or have a cost price of at least €6,000,000 and (b) such qualifying shareholding has been held for an uninterrupted period of at least 12 months or the Luxembourg corporate holder undertakes to continue to own such qualifying shareholding until such time as the Luxembourg corporate holder has held our common shares for an uninterrupted period of at least 12 months. In certain circumstances, the latter exemption may not apply; for example; the capital gains exemption (for gains arising on an alienation of the common shares) does not apply to the amount of previously tax deducted expenses and write-offs related to these common shares.

Non-Luxembourg Holders

Non-Luxembourg Holders will be subject to Luxembourg taxation for capital gains in the following cases (among others):

•

subject to any applicable tax treaty, an individual who is a non-Luxembourg Holder of common shares (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which the common shares are attributable) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such common shares if such holder has (together with his or her spouse and dependent children) directly or indirectly held a substantial shareholding of more than 10% of our total share capital at any time within a five-year period prior to the disposal of our common shares, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, or (ii) the disposal of common shares occurs within six months from their acquisition (or prior to their actual acquisition).

•

a corporate non-Luxembourg Holder, which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which our common shares are attributable, will be required to recognize capital gains (or losses as the case may be) on the sale of such common shares, which will be subject to corporate income tax and municipal business tax. However, as set forth above for a corporate Luxembourg Holder, gains realized on the sale of the common shares may benefit from the exemption provided for by Article 166 of the Luxembourg Income Tax and the Grand-Ducal Decree of December 21, 2001 (as amended).

•

subject to any applicable tax treaty, a corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg to which the common shares are attributable, and which has held a substantial shareholding of more than 10% of our total share capital directly or indirectly at any time within a five-year period prior to the disposal of our common shares will be subject to corporate income tax on a gain realized on a disposal of such common shares if either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, or (ii) the disposal of such common shares occurs within six months from their acquisition.

Tax Regime Applicable to Distributions

Luxembourg Withholding Tax

A Luxembourg withholding tax of 15% (17.65% if the withholding tax is not deducted from the dividend paid to the shareholder) for the fiscal year ending 2012 is due on dividends and similar distributions to our holders (subject to the exceptions discussed under “—Exemption from Luxembourg Withholding Tax” below). Absent an exception, we will be required to withhold at such rate from distributions to the shareholder and pay such withheld amounts to the Luxembourg tax authorities.

Exemption from Luxembourg Withholding Tax

Dividends and similar distributions paid to our Luxembourg and non-Luxembourg holders may be exempt from Luxembourg dividend withholding tax if: (1) the shareholder is a qualifying corporate entity holding a stake representing at least 10% of our total share capital or acquired the common shares for at least €1,200,000 (or its equivalent amount in a foreign currency); and (2) the shareholder has either held this qualifying stake in our capital for an uninterrupted period of at least 12 months at the time of the payment of the dividend or undertakes to continue to own such qualifying shareholding until such time as it has held the common shares for an uninterrupted period of at least 12 months. Examples of qualifying corporate shareholders are taxable Luxembourg companies, certain taxable companies resident in other EU Member States, capital companies resident in Switzerland subject to income tax without benefiting from an exemption and companies fully subject to a tax corresponding to Luxembourg corporate income tax that are resident in countries that have concluded a treaty for the avoidance of double taxation with Luxembourg.

Under current Luxembourg tax law, payments to shareholders in relation to a reduction of share capital or share premium are not subject to Luxembourg dividend withholding tax if certain conditions are met, including, for example, the condition that we do not have distributable reserves or profits. Proceeds distributed to Luxembourg and non-Luxembourg holders upon the liquidation of the Company are not subject to withholding tax in Luxembourg.

Reduction of Luxembourg Withholding Tax

Residents of countries that have concluded a treaty for the avoidance of double taxation with Luxembourg may claim application of a reduced rate on or exemption from Luxembourg dividend withholding tax, depending on the terms of the relevant tax treaty.

Tax regime applicable to the distribution of dividends, liquidation proceeds, other profit distributions or equity redemption

Luxembourg Individual Holders

Dividends and other profit distributions are generally taxed at progressive tax rates and subject to dependence insurance contribution levied at 1.4%. The 50% exemption as mentioned below may apply if the conditions are met. Withholding tax levied can in principle be credited against the applicable tax.

Luxembourg Corporate Holders

Dividends, liquidation proceeds, other profit distributions or equity redemption (under certain conditions) derived by a fully taxable resident Luxembourg corporate holder will, in principle, be subject to corporate income tax and municipal business tax. The combined applicable rate (including a solidarity surcharge) is 28.80% for the fiscal year ending 2012 for a Luxembourg corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the Luxembourg corporate holder pursuant to article 166 of the Luxembourg Income Tax Act as amended provided that, at the time of distribution, (a) the Luxembourg corporate holder’s shares form a stake representing at least 10% of the total share capital in QGOG Constellation S.A. or have a cost price of at least €1,200,000 and (b) such qualifying shareholding has been held for an uninterrupted period of at least 12 months or the Luxembourg corporate holder undertakes to continue to own such qualifying shareholding until such time as the Luxembourg corporate holder has held our common shares for an uninterrupted period of at least 12 months.

50% Dividend Exemption—Credit of Luxembourg Withholding Tax on Dividends

Luxembourg Holders

Subject to the satisfaction of certain conditions and assuming, in the case of corporate Luxembourg holders, that the participation exemption does not apply, only half of the gross amount of a dividend distributed to a corporate Luxembourg holder or an individual Luxembourg Holder will be subject to Luxembourg corporate income tax or Luxembourg income tax, respectively.

Withholding tax levied can in principle be credited against the applicable tax subject to certain restrictions.

Net wealth tax

Luxembourg Holders

Luxembourg individual holders are not subject to net wealth tax.

Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the common shares held unless (i) Luxembourg Holder is a legal entity not entitled to a specific net wealth tax exemption based on Luxembourg domestic law; or (ii) the common shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg.

Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The common shares may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934, on the valuation of assets (Bewertungsgesetz), as amended.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the common shares held based on Paragraph 60 of the Law of October 16, 1934, on the valuation of assets (Bewertungsgesetz), as amended unless the common shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg.

Registration Tax/Stamp Duty

No registration tax or stamp duty will be payable by a holder of common shares in Luxembourg solely upon the disposal of common shares by sale or exchange.

Estate and Gift Taxes

No estate or inheritance tax is levied on the transfer of common shares upon the death of a holder of common shares in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes, and no gift tax is levied upon a gift of common shares if the gift is not passed before a Luxembourg notary or recorded in a deed registered in Luxembourg. Where a holder of common shares is a resident of Luxembourg for tax purposes at the time of his death, the common shares are included in its taxable basis for inheritance tax or estate tax purposes.

THE LUXEMBOURG TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. WE ENCOURAGE INVESTORS TO CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH INVESTOR.

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of purchasing, owning, and disposing of common shares as of the date hereof, but it does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a particular U.S. Holder’s decision to acquire such common shares. This description applies only to U.S. Holders that hold common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment), and it does not describe all of the U.S. federal income tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	dealers and traders in securities that use mark-to-market accounting for U.S. federal income tax purposes;

•	U.S. Holders holding common shares as part of a hedging transaction, straddle, conversion transaction or other integrated transaction;

•	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	U.S. Holders liable for the alternative minimum tax;

•

tax-exempt organizations or entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the U.S. Internal Revenue Code of 1986, as amended, or the “Code,” respectively;

•	U.S. Holders that received common shares as compensation for the performance of services;

•	U.S. Holders holding common shares that own or are deemed to own 10% or more of our voting stock; or

•	certain former citizens and residents of the United States subject to tax as expatriates.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect and available. These authorities are subject to change, possibly with retroactive effect. U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares in their particular circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of common shares who is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the common shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and upon the activities of the partnership. Prospective investors who are partners in a partnership should consult their tax advisers as to the particular U.S. federal income tax consequences of purchasing, owning and disposing of common shares in their particular circumstances.

Unless otherwise indicated, this discussion assumes that we are not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Company Considerations” below. Further, this discussion does not address the U.S. federal estate and gift, state, local or non-U.S. tax consequences to U.S. Holders of purchasing, owning, and disposing of common shares, and it does not address the Medicare tax on net investment income. Prospective investors should consult their own tax advisors regarding the U.S. federal, state and local, as well as non-U.S. income and other tax consequences of purchasing, owning and disposing of common shares in their particular circumstances.

Taxation of distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions paid on common shares generally will be treated as dividends to the extent actually or constructively paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid to a U.S. Holder with respect to common shares generally will be taxable as ordinary income at the time of receipt by a U.S. Holder. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing such U.S. Holder’s adjusted tax basis in common shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held common shares for more than one year as of the time such distribution is received. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Distributions of additional common shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

With respect to non-corporate U.S. Holders, dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rate of taxation provided certain holding period requirements are satisfied. A non-U.S. corporation (other than a PFIC, as described below) generally will be treated as a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The Treasury has determined that the income tax treaty between Luxembourg and the United States constitutes a comprehensive income tax treaty that includes an exchange of information program. Our common shares are expected to be tradable on the NYSE after this offering, and thus we expect to be a qualified foreign corporation. However, even if our common shares are readily tradable on an established securities market in the United States, we will not be treated as a qualified foreign corporation if we are a PFIC for the taxable year in which we pay a dividend or were a PFIC for the preceding taxable year.

Dividends received on the common shares, including any amounts that we withhold in respect of Luxembourg taxes on the dividend, will be treated as foreign source income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances, Luxembourg taxes withheld from distributions on common shares will generally be creditable against a U.S. Holder’s federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific baskets of income. The rules governing the foreign tax credit are complex and, therefore, a U.S. Holder should consult an independent tax adviser regarding the availability of the foreign tax credit based on a U.S. Holder’s particular circumstances. Instead of claiming a credit, a U.S. Holder may elect to deduct such otherwise creditable Luxembourg taxes in computing such holder’s taxable income, subject to generally applicable limitations.

Sale or other taxable disposition of common shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” for U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder held common shares for more than one year. Non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

The amount of the gain or loss realized will be equal to the difference between a U.S. Holder’s adjusted tax basis in the common shares disposed of and the amount realized on the disposition. Such gain or loss generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes. A U.S. Holder’s initial tax basis in its common shares will be the amount paid for the common shares.

If a Luxembourg tax is imposed on the sale or other taxable disposition of common shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or other taxable disposition before deduction of Luxembourg tax. See “—Certain Luxembourg Tax Considerations for Holders of Common Shares—Tax regime applicable to realized capital gains—Non-Luxembourg Holders” for a description of when a disposition may be subject to Luxembourg taxation. Because both a U.S. Holder’s gain from the sale or other taxable disposition of common shares generally will be U.S.-source gain, and a U.S. Holder may use foreign tax credits to offset only the portion of U.S. federal income tax liability that is attributable to a particular foreign source income, a U.S. Holder may be unable to claim a foreign tax credit with respect to Luxembourg tax on gains. Alternatively, a U.S. Holder may deduct Luxembourg tax on gains if it does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued for the taxable year. U.S. Holders should consult their tax advisers as to whether Luxembourg taxes on gains may be creditable against their U.S. federal income tax on foreign-source income from other sources.

Passive foreign investment company considerations

Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation will be classified as a PFIC in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average quarterly value of its assets is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and certain gains from commodities (other than commodities sold in an active trade or business) and securities transactions. In addition, if the non-U.S. corporation owns, directly or indirectly, at least 25% (by value) of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation.

Based on certain estimates of our gross income, gross assets, the nature of our business, and, in respect of our 2012 taxable year, the expected use of the proceeds from this offering of common shares and our anticipated market capitalization, we do not believe that we will be classified as a PFIC in our 2012 taxable year or in the future. All or a substantial portion of our income from contract drilling and drilling-related and FPSO services should not be treated as passive income, and thus all or a substantial portion of the assets that we will own and operate in connection with the production of that income should not constitute passive assets, for purposes of determining whether we are a PFIC. However, there can be no assurance that we will not be considered a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based on the composition of our gross income, the value of our assets (which is determined based on our market capitalization) and activities in those years.

If we were a PFIC for any taxable year during which a U.S. Holder holds our common shares, then, unless such holder makes a “mark-to-market” election (as discussed below), such holder generally would be subject to special and adverse tax rules with respect to any “excess distribution” that is received from us and any gain that is recognized from a sale or other disposition, including certain pledges, of our common shares. For this purpose, distributions that a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions received by such holder during the shorter of the three preceding taxable years or the holder’s holding period for our common shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over the U.S. Holder’s holding period for our common shares;

•

the amount of the excess distribution or recognized gain allocated to the current taxable year, and to any taxable years in the U.S. Holder’s holding period prior to the first day of our first taxable year in which we were treated as a PFIC will be treated as ordinary income; and

•

the amount of the excess distribution or recognized gain allocated to each prior taxable year in which we were a PFIC will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC (each such subsidiary, a “lower tier PFIC”) for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules to any of our subsidiaries.

In addition, if we are a PFIC, special rules apply to the amount of foreign tax credits that a U.S. Holder may claim on a distribution from a PFIC and a U.S. Holder would not be eligible to claim a foreign tax credit for any Luxembourg tax imposed on the disposition of our common shares. Prospective purchasers should consult their own tax advisors regarding the application of such rules.

If we were a PFIC for any taxable year during which a U.S. Holder holds common shares, then in lieu of being subject to the tax and interest charge rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is “regularly traded” on a “qualified exchange.” In general, common shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of common shares are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. Our common shares are expected to be tradable on the NYSE, which is treated as a qualified exchange under the applicable Treasury Regulations. However, no assurance can be given that our common shares will be regularly traded for purposes of the mark-to-market election. In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

In certain circumstances, a U.S. Holder of shares in a PFIC may avoid the adverse tax and interest charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to our common shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If a U.S. Holder owns our common shares during any year in which we were a PFIC, the U.S. Holder generally must file an Internal Revenue Service, or “IRS,” Form 8621 with respect to us, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Information reporting and backup withholding

Information returns may be filed with the Internal Revenue Service in connection with distributions on the common shares and the proceeds from the sale or other disposition of common shares unless a U.S. Holder establishes that it is exempt from the information reporting rules. A U.S. Holder that does not establish this exemption may also be subject to backup withholding on these payments if the U.S. Holder fails to provide its taxpayer identification number or otherwise comply with the relevant certification procedures. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Foreign Asset Reporting

Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and recently promulgated temporary regulations thereunder, certain U.S. Holders who are individuals are required to report information relating to an interest in common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of common shares.

UNDERWRITING

Subject to the terms and subject to the conditions contained in an underwriting agreement dated                     , 2012, among our company and the underwriters, we have agreed to sell to the underwriters named below, for whom J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Itaú BBA USA Securities Inc. are acting as representatives, and each of the underwriters has agree, severally and not jointly to purchase from us the following respective numbers of common shares:

Underwriter	Number of Shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Itaú BBA USA Securities Inc.
Credit Suisse Securities (USA) LLC
Banco Bradesco BBI S.A. (1)

Total

(1)	Banco Bradesco BBI S.A. is not a U.S. registered broker-dealer and will not effect any sales of our common shares in the United States. Bradesco Securities Inc. is acting as a U.S. registered broker dealer on behalf of Banco Bradesco BBI S.A. in connection with this offering and sale of our common shares in the United States.

The underwriting agreement provides that the underwriters have agreed, severally and not jointly to purchase all the common shares in this offering if any are purchased, other than those shares covered by the option to purchase additional common shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

All sales of the common shares in the United States will be made by U.S. registered broker/dealers.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

We have granted the underwriters the right to purchase             additional common shares from us. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional common shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares.

	Without exercise of option to purchase additional common shares	With exercise of option to purchase additional common shares
Public Offering Price Per Common Share	$	$
Underwriting Discount	$	$
Proceeds before expenses, to us

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        . Our expenses in connection with this offering include fees of Milbank Tweed, Hadley & McCloy LLP, special U.S. counsel to the underwriters, and Lefosse Advogados, Brazilian counsel to the underwriters, which we expect not to exceed $600,000 in the aggregate.

We have agreed that we will not (i) offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of common shares or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Itaú BBA USA Securities Inc. for a period of 180 days after the date of this prospectus, other than the common shares to be sold hereunder, any shares of our common stock issued upon the exercise of options granted under any existing incentive plan and other customary exceptions. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and our shareholders have agreed to enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Itaú BBA USA Securities Inc., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares (including, without limitation, common shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers or shareholders in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a share option or warrant), or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any of our common shares or any security convertible into or exercisable or exchangeable for our common shares. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event unless the representatives, on behalf of the underwriters waive, in writing, such extension.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We will apply to have our common shares approved for listing on the NYSE under the symbol “QGOG”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option referred to purchase additional securities to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional common shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional common shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares, and, as a result, the price of our common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over the counter market or otherwise.

The underwriters and/or their respective affiliates have provided, currently provide or may provide in the future various investment banking, commercial banking, financial advisory and/or similar services to us on a regular basis, and maintain normal business relationships with us in their capacity as credit institutions or as lenders under credit facilities, for which they have received and may continue to receive customary fees and commissions.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of their customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Rothschild has acted as our financial advisor in connection with this offering. Rothschild is not acting as an underwriter in connection with this offering, and accordingly, Rothschild is neither purchasing common shares nor offering common shares to the public in connection with this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of our common shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Selling Restrictions

Brazil

This offering has not been registered by and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, the securities and exchange commission of Brazil. Any public offering or distribution, as defined under Brazilian laws and regulation, of our common shares in Brazil is not legal without such prior registration under Law 6.385, dated December 7, 1976, as amended, or Law 6.385/76. And, accordingly, our common shares have not been and may not be offered or sold, directly or indirectly, to the public in Brazil otherwise than as permitted by the Law 6.385/76 and neither this prospectus nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in or from, or published in, Brazil except in circumstances which do not constitute a public offer of securities to the public, subject to CVM requirements and regulations, in accordance with the Law 6.385/76.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of this offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of securities within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final offering of securities contemplated in this prospectus.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of this offering and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State, including any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer of securities contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B)	in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in this offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

Luxembourg

In Luxembourg, this prospectus has not been approved by and will not be submitted for approval to the Luxembourg Financial Services Authority (Commission de Surveillance du Secteur Financier) and, accordingly, the shares have not been and may not be offered or sold, directly or indirectly, to the public in Luxembourg otherwise than as permitted by the Luxembourg law dated 10 July 2005 relating to prospectuses for securities (as amended from time to time) (the “Prospectus Act”) and neither this prospectus nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in or from, or published in, Luxembourg except in circumstances which do not constitute a public offer of securities to the public, subject to prospectus requirements, in accordance with the Prospectus Act.

This prospectus does not constitute an offer or solicitation in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or in respect of any person to whom it is unlawful to make such an offer or solicitation, and any acceptance of such an offer or solicitation shall not be made unless it occurs in a jurisdiction where such acceptance is authorized.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, our company or our common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of our common shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The common shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The common shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to the common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to this offering. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

This offering or invitation which is the subject of this document is only allowed to be made to the persons set out herein. Moreover, this document is not a prospectus as defined in the Securities and Futures Act (Chapter 289) of Singapore (SFA) and accordingly, statutory liability under the SFA in relation to the content of the document will not apply.

As this document has not been and will not be lodged with or registered as a document by the Monetary Authority of Singapore, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

(1)

to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

By accepting this document, the recipient hereof represents and warrants that he is entitled to receive such report in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Notice to Prospective Investors in Japan

The common shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

LEGAL MATTERS

Certain legal matters in connection with this offering relating to United States law will be passed upon for us by White & Case LLP. Certain legal matters in connection with this offering relating to Brazilian law will be passed upon for us by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados. The validity of the common shares being offered by this prospectus and other legal matters concerning this offering relating to Luxembourg law will be passed upon for us by NautaDutilh Avocats Luxembourg. Certain legal matters concerning this offering relating to United States law will be passed upon for the underwriters by Milbank Tweed, Hadley & McCloy LLP. Certain legal matters in connection with this offering relating to Brazilian law will be passed upon for the underwriters by Lefosse Advogados.

EXPERTS

The combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011 of QGOG Constellation S.A. included in this prospectus have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 31). These combined financial statements have been so included in reliance upon the report of such firm upon their authority as experts in accounting and auditing.

The section in this prospectus titled “Industry” has been reviewed by Fearnley Proctor Group, which has confirmed to us that such section accurately describes, to the best of its knowledge, the offshore drilling industry.

ENFORCEABILITY OF CIVIL LIABILITIES

Grand Duchy of Luxembourg

We are a public limited liability company incorporated under the laws of the Grand Duchy of Luxembourg, and as a result, it may be difficult for investors to effect service of process within the United States upon us or to enforce both in the United States and outside the United States judgments against us obtained in U.S. courts in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, all of our directors are residents of jurisdictions other than the United States. As a result, it may be difficult for investors to affect service of process within the United States on certain of our directors or to enforce against them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. It may also be difficult for an investor to bring an original action in a Luxembourg or other foreign court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. It may be possible for investors to effect service of process within Luxembourg upon us provided that The Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters of 15 November 1965 is complied with.

There is uncertainty as to whether the courts of Luxembourg would (1) enforce judgments of U.S. courts obtained against us predicated upon the civil liability provisions of the federal securities laws of the United States or (2) entertain original actions brought in Luxembourg courts against us predicated upon the federal securities laws of the United States. Any such action would be subject to compliance with procedural and other requirements under Luxembourg law, including the condition that the judgment does not violate Luxembourg public policy.

We have been advised by our Luxembourg counsel that the United States and Luxembourg are not currently bound by a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards rendered in civil and commercial matters. According to such counsel, an enforceable judgment for the payment of monies rendered by any U.S. federal or state court based on civil liability, whether or not predicated solely upon the U.S. securities laws, would not directly be enforceable in Luxembourg. However, a party who received such favorable judgment in a U.S. court may initiate enforcement proceedings in Luxembourg (exequatur) by requesting enforcement of the U.S. judgment by the District Court (Tribunal d’Arrondissement) pursuant to Section 678 of the New Luxembourg Code of Civil Procedure. Under Articles 678 et seq. of the New Luxembourg Code of Civil Procedure, exequatur will be granted if the Luxembourg court is satisfied that all of the following conditions are met: (1) the foreign court awarding the judgment has jurisdiction to adjudicate the respective matter under applicable foreign rules, and such jurisdiction is recognized by Luxembourg private international and local law; (2) the foreign judgment is enforceable in the foreign jurisdiction; (3) the foreign court has applied the substantive law as designated by the Luxembourg conflict of laws rules, or, at least, the order must not contravene the principles underlying these rules; (4) the foreign court has acted in accordance with its own procedural laws; (5) the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if appeared, to present a defense; and (6) the foreign judgment does not contravene public policy (order public) as understood under the laws of Luxembourg or has been given in proceedings of a criminal nature. In practice, Luxembourg courts now tend not to review the merits of a foreign judgment, although there is no clear statutory prohibition of such review.

We have also been advised by our Luxembourg counsel that if an original action is brought in Luxembourg, Luxembourg courts may refuse to apply the designated law amongst others and notably if its application contravenes Luxembourg public policy. In an action brought in Luxembourg on the basis of U.S. Federal or state securities laws, Luxembourg courts may not have the requisite power to grant the remedies sought.

Brazil

A judgment obtained outside Brazil would be enforceable in Brazil without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça, or STJ). That confirmation, generally, will occur if the foreign judgment (a) fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted, (b) is issued by a competent court after proper service of process is made in accordance with the applicable legislation, (c) is not subject to appeal, (d) is for a sum certain, (e) is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese and (f) is not contrary to Brazilian national sovereignty, public policy or “good morals.”

Notwithstanding the foregoing, no assurance can be given that confirmation of a judgment obtained outside Brazil by the STJ will be secured, that the process described above can be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment based on laws of countries other than Brazil.

Original actions filed by investors and based on the U.S. federal securities laws can only be brought in Brazilian courts if (a) the defendant is a person having domicile in Brazil or (b) the dispute arises from facts or acts taken in Brazilian territory.

To enforce a foreign judgment or to bring an original action based on U.S. federal securities laws in Brazilian courts, the plaintiff (whether Brazilian or non-Brazilian) who resides outside Brazil during the course of litigation in Brazil may be required to post a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that may serve to guarantee the payment of such costs and fees. The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorneys’ fees, as determined by the Brazilian court.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act relating to this offering of our common shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit various information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are also available to the public through this web site at http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of these requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within four months after the end of our fiscal year ended December 31, 2012 and each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent registered public accounting firm. We also intend to file with the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each quarter.

QGOG Constellation S.A.

INDEX TO FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Interim Financial Information as of September 30, 2012 and for the three and nine-month periods ended September 30, 2012 and 2011 of QGOG Constellation S.A. and its Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position as of September 30, 2012	F-3
Unaudited Condensed Consolidated Statement of Operations for the Three and Nine-Month Periods Ended September 30, 2012 and 2011	F-5
Unaudited Condensed Consolidated Statement of Comprehensive Loss for the Three and Nine-Month Periods Ended September 30, 2012 and 2011	F-6
Unaudited Condensed Consolidated Statement of Shareholders’ Equity for the Nine-Month Periods Ended September 30, 2012 and 2011	F-7
Unaudited Condensed Consolidated Statement of Cash Flows for the Nine-Month Periods Ended September 30, 2012 and 2011	F-9
Notes to the Unaudited Condensed Consolidated Interim Financial Information as of September 30, 2012 and for the Three and Nine-Month Periods Ended September 30, 2012 and 2011	F-10

Combined Financial Statements as of December 31, 2011 and 2010 and for the Three Years Ended December 31, 2011 of QGOG Constellation S.A. and its Subsidiaries
Report of Independent Registered Public Accounting Firm	F-48
Combined Statement of Financial Position as of December 31, 2011 and 2010	F-49
Combined Statement of Operations for the Three Years Ended December 31, 2011	F-51
Combined Statement of Comprehensive Loss for the Three Years Ended December 31, 2011	F-52
Combined Statement of Shareholders’ Equity for the Three Years Ended December 31, 2011	F-53
Combined Statement of Cash Flows for the Three Years Ended December 31, 2011	F-54
Notes to the Combined Financial Statements as of December 31, 2011 and 2010 and for the Three Years Ended December 31, 2011	F-55

QGOG Constellation S.A.

Unaudited Condensed Consolidated Interim

Financial Information for the Three and Nine

Month Periods Ended September 30, 2012

Deloitte Touche Tohmatsu Auditores Independentes

QGOG CONSTELLATION S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2012 (Amounts expressed in thousands of U.S. dollars - US$)

	Note	September 30, 2012	December 31, 2011
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3	276,686	188,938
Short-term investments	4	116,078	138,672
Restricted cash	5	17,871	26,325
Trade and other receivables	6	119,607	57,827
Inventories	7	97,987	69,964
Recoverable taxes	21.a	5,549	1,114
Deferred mobilization costs		14,973	7,962
Deferred taxes	21.c	153	163
Receivables from related parties	8	256	360
Other current assets		31,041	16,388

		680,201	507,713

NON-CURRENT ASSETS
Receivables from related parties	8	251,909	173,585
Other noncurrent assets		489	6,944
Investments	9	30,206	22,981
Deferred mobilization costs		34,161	29,912
Deferred taxes	21.c	250	365
Property, plant and equipment, net	10	4,135,586	3,992,601

		4,452,601	4,226,388

TOTAL ASSETS		5,132,802	4,734,101

(continues)

QGOG CONSTELLATION S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2012 (Amounts expressed in thousands of U.S. dollars - US$)

	Note	September 30, 2012	December 31, 2011
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Loans and financings	12	1,070,691	731,190
Accrued liabilities	11	—	722,536
Payroll and related taxes		50,622	36,101
Derivatives	15	43,711	30,806
Trade and other payables		27,651	27,900
Payables to related parties	8	6,430	4,278
Taxes payables	21.b	5,745	2,988
Provisions	13	8,468	8,468
Deferred mobilization revenue		18,299	13,801
Other current liabilities		24,558	19,725

		1,256,175	1,597,793

NON-CURRENT LIABILITIES
Loans and financings	12	2,265,489	1,709,332
Payables to related parties	8	176,661	130,639
Derivatives	15	114,942	102,904
Deferred income taxes	21.d	7,658	9,415
Deferred mobilization revenue		62,844	49,871
Other non-current liabilities		11,441	11,711

		2,639,035	2,013,872

SHAREHOLDER’S EQUITY
Capital	16	55,632	131,045
Share premium	16	470,487	395,082
Other reserves		(5,039)	(5,322)
Retained earnings		740,805	627,904

Equity attributable to the owners of the Group		1,261,885	1,148,709
Non-controlling interest		(24,293)	(26,273)

		1,237,592	1,122,436

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		5,132,802	4,734,101

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

QGOG CONSTELLATION S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts expressed in thousands of U.S. dollars - US$, except for the profit (loss) per thousand shares)

	Note	For the three month period ended September 30,		For the nine month period ended September 30,
		2012	2011	2012	2011

NET OPERATING REVENUE	17	199,147	177,446	575,946	415,339

COSTS OF SERVICES	18	(109,520)	(133,748)	(342,481)	(314,454)

GROSS PROFIT		89,627	43,698	233,465	100,885

General and administrative expenses	18	(10,359)	(9,506)	(31,470)	(22,099)
Other income	19	1,364	212	3,031	840
Other expenses	19	—	196	(1,202)	(11,380)

OPERATING PROFIT		80,632	34,600	203,824	68,246

Financial income	20	978	3,463	6,795	5,044
Financial costs	20	(36,143)	(58,827)	(100,992)	(97,754)

FINANCIAL COSTS, NET		(35,165)	(55,364)	(94,197)	(92,710)

Shares of results of investments	9	631	663	2,416	521

PROFIT (LOSS) BEFORE TAXES		46,098	(20,101)	112,043	(23,943)

Taxes	21.e	(218)	(957)	(696)	(731)

PROFIT (LOSS) FOR THE PERIOD		45,880	(21,058)	111,347	(24,674)

Net income (loss) attributed to the owners of the Group		45,865	(21,058)	112,901	(20,863)
Net income (loss) attributed to non-controlling interest		15	—	(1,554)	(3,811)

Profit (loss) per share
Basic	16	0.82	(0.38)	2.03	(0.38)
Diluted	16	0.82	(0.38)	2.03	(0.38)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

QGOG CONSTELLATION S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts expressed in thousands of U.S. dollars - US$)

	Note	For the three month period ended September 30,		For the nine month period ended September 30,
		2012	2011	2012	2011

PROFIT (LOSS) FOR THE PERIOD		45,880	(21,058)	111,347	(24,674)

OTHER COMPREHENSIVE INCOME (LOSS)
Cash flow hedge fair value adjustments
Attributable to owners of the Group	16	6,040	(24,854)	4,320	(24,854)
Attributable to non-controlling interest		4,942	(20,335)	3,534	(20,335)

		10,982	(45,189)	7,854	(45,189)
Currency translation differences		(184)	(15,134)	(4,037)	(14,051)

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		56,678	(81,381)	115,164	(83,914)

Comprehensive income (loss) attributed to the owners of the Group		51,721	(77,570)	113,184	(59,768)
Comprehensive income (loss) attributed to non-controlling interest		4,957	(3,811)	1,980	(24,146)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

QGOG CONSTELLATION S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

(Amounts expressed in thousands of U.S. dollars - US$)

	Note	Capital			Share premium	Other reserves
		Constellation Oveseas Ltd.	QGOG Constellation S.A.	Total		Cash flow hedges fair value adjustments	Currency translation differences	Retained earnings	Attributable to the owners of the Group	Attributable to non-controlling interest	Total shareholders’ equity

BALANCES AS OF DECEMBER 31, 2011		130,987	58	131,045	395,082	(27,454)	22,132	627,904	1,148,709	(26,273)	1,122,436

Capital reduction	16	—	(8)	(8)	—	—	—	—	(8)	—	(8)
Capital exchange	16	(130,987)	55,582	(75,405)	75,405	—	—	—	—	—	—
Profit for the period		—	—	—	—	—	—	112,901	112,901	(1,554)	111,347
Other comprehensive income for the period		—	—	—	—	4,320	(4,037)	—	283	3,534	3,817

Total comprehensive income for the period		—	—	—	—	4,320	(4,037)	112,901	113,184	1,980	115,164

BALANCES AS OF SEPTEMBER 30, 2012		—	55,632	55,632	470,487	(23,134)	18,095	740,805	1,261,885	(24,293)	1,237,592

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

QGOG CONSTELLATION S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2011

(Amounts expressed in thousands of U.S. dollars - US$)

	Note	Capital			Share premium	Other reserves
		Constellation Oveseas Ltd.	QGOG Constellation S.A.	Total		Cash flow hedges fair value adjustments	Currency translation differences	Retained earnings	Attributable to the owners of the Group	Attributable to non-controlling interest	Total shareholders’ equity

BALANCES AS OF DECEMBER 31, 2010		130,987	—	130,987	395,082	—	27,670	673,238	1,226,977	—	1,226,977

Capital increase as of August 30, 2011 - issuance of 400,000 shares	16	—	58	58	—	—	—	—	58	—	58
Loss for the period		—	—	—	—	—	—	(20,863)	(20,863)	(3,811)	(24,674)
Other comprehensive loss for the period		—	—	—	—	(24,854)	(14,051)	—	(38,905)	(20,335)	(59,240)

Total comprehensive loss for the period		—	—	—	—	(24,854)	(14,051)	(20,863)	(59,768)	(24,146)	(83,914)

BALANCES AS OF SEPTEMBER 30, 2011		130,987	58	131,045	395,082	(24,854)	13,619	652,375	1,167,267	(24,146)	1,143,121

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

QGOG CONSTELLATION S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts expressed in thousands of U.S. dollars - US$)

	Note	September 30, 2012	September 30, 2011
CASH FLOWS FROM OPERATING ACTIVITIES

Profit (loss) for the period		111,347	(24,674)

Adjustments for:
Depreciation of property, plant and equipment	10/18	119,373	92,461
Gain on disposals of property, plant and equipment	19	(162)	(188)
Shares of results of investments	9	(2,416)	(521)
Provisions for penalties	13/19	—	10,686
Recognition of mobilization costs		6,039	4,226
Recognition of mobilization revenues, net of taxes		(10,405)	(6,473)
Financial charges on loans and financings	12/20	58,954	30,759
Financial expenses from related parties, net	12/20	1,206	7,556
Derivatives	15/20	29,537	52,721
Other financial expenses, net	20	4,500	1,674
Taxes	21.e	696	731

Changes in working capital:
(Increase)/decrease in short-term investments		20,815	(48,080)
(Increase)/decrease in restricted cash		14,242	6,192
(Increase)/decrease in trade and other receivables		(63,474)	(21,479)
(Increase)/decrease in receivables from related parties		(16)	(2,435)
(Increase)/decrease in inventories		(30,793)	(51,597)
(Increase)/decrease in recoverable taxes		(4,780)	(728)
(Increase)/decrease in deferred mobilization costs		(17,299)	(18,567)
(Increase)/decrease in other assets		(10,360)	(990)
Increase/(decrease) in payroll and related taxes		18,268	14,217
Increase/(decrease) in trade and other payables		771	(13,796)
Increase/(decrease) in payables to related parties		(6)	7,034
Increase (decrease) in taxes payables		1,197	2,660
Increase (decrease) in deferred mobilization revenue		28,000	41,081
Increase (decrease) in other liabilities		2,451	12,971

Net cash generated by operating activities		277,685	95,441

CASH FLOWS FROM INVESTING ACTIVITIES
Loans to related parties		(156,823)	(62,257)
Proceeds from related parties		91,536	—
Acquisition of property, plant and equipment		(938,249)	(197,692)
Acquisition of investees	9	(3,609)	—
Proceeds from sales of property, plant and equipment	19	199	485

Net cash used in investing activities		(1,006,946)	(259,464)

CASH FLOW FROM FINANCING ACTIVITIES
Payments to related parties		(91,536)	—
Proceeds from related parties		125,593	10,492
Proceeds from loans and financings, net of transactions costs	12	1,150,943	1,692,006
Interest paid on loans and financings	12	(51,087)	(50,282)
Cash payments on derivatives	15	(37,108)	(47,208)
Capital increase		—	58
Restricted cash		(5,788)
Repayment of principal on loans and financings	12	(274,964)	(1,137,458)

Net cash generated by financing activities		816,053	467,608

Increase in cash and cash equivalents		86,792	303,585

Cash and cash equivalents at beginning of the period		188,938	84,301

Effects of exchange rate changes on the balance of cash held in the foreign currencies		956	(10,611)

Cash and cash equivalents at end of the period		276,686	377,275

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

QGOG CONSTELLATION S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL

INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

(Amounts expressed in thousands of U.S. dollars - US$, unless otherwise stated)

1.	GENERAL INFORMATION

QGOG Constellation S.A., (“QGOG Constellation” or “the Company”) was incorporated in Luxembourg in August 30, 2011 as a “société anonyme” and is indirectly controlled by members of the Queiroz Galvão family. The Company has its registered address at 40, Avenue Monterey, L-2163 Luxembourg.

The unaudited condensed consolidated interim financial information includes QGOG Constellation and its subsidiaries (“the Group”).

QGOG Constellation’s objective is to hold investments in Luxembourg or foreign enterprises; to acquire any securities and rights through participation, contribution, underwriting firm purchase or option, negotiation or in any other way and namely to acquire patents and licenses, and other property, rights and interest in property as the Company shall deem fit, and generally to hold, manage, develop, sell or dispose of the same, in whole or in part, for such consideration as the Company may think fit, and in particular for shares or securities of any company purchasing the same; to enter into, assist or participate in financial, commercial and other transactions, and to grant to any holding company, subsidiary, or fellow subsidiary, or any other company associated in any way with the Company, or the said holding company, subsidiary or fellow subsidiary, in which the Company has a direct or indirect financial interest, any assistance, loans, advances or guarantees; to borrow and raise money in any manner and to secure the repayment of any money borrowed; and finally, to perform any operation which is directly or indirectly related to its purpose. QGOG Constellation’s fiscal year is from January 1 to December 31, except for its first year, which started on August 30, 2011, the incorporation date.

On May 2, 2012, in connection with a corporate reorganization, QGOG Constellation changed its share capital from €40 represented by 400,000 ordinary shares to US$50 represented by 50,000 ordinary shares. On the same date, in exchange for the contribution of Constellation Overseas Ltd. (“Constellation”), QGOG Constellation issued 55,582,446 ordinary shares with a nominal value of US$1 per share, representing an exchange ratio of one ordinary share of QGOG Constellation for each share of Constellation. As a result, QGOG Constellation owns indirectly Constellation and all of the charter and drilling services operations through four wholly-owned sub-holdings. Since QGOG Constellation and Constellation are under common control, this transaction was recorded using the historical book value of Constellation’s assets and liabilities. Additionally, since QGOG Constellation and Constellation were under common control for all periods presented prior to the corporate reorganization, the financial statements of the Company reflect the combined operations of QGOG Constellation and Constellation for these periods.

QGOG Constellation S.A.

QGOG Constellation has completed its corporate reorganization which was related to its directly wholly owned subsidiaries. This restructuring did not result in any impact on the Company’s consolidated financial statements. Following is a description of the directly wholly owned sub holdings of the Company:

•

QGOG Star GmbH, an entity organized under the laws of Switzerland on May 2, 2012, which wholly-owns Constellation. Constellation continues to wholly-own, directly and indirectly, the entities which own the drilling rigs.

•

Arazi S.à.r.l. (“Arazi”), an entity organized under the laws of Luxembourg on May 12, 2011, which holds investments in the following Floating, Production, Storage and Offloading - FPSO vessels: FPSO Capixaba, FPSO Cidade de Ilhabela and FPSO Cidade de Paraty. Before restructuring, Arazi was a wholly-owned subsidiary of Constellation.

•

Constellation Netherlands B.V., an entity organized under the laws of the Netherlands on April 3, 2012, which indirectly wholly-owns certain entities that are party to Constellation’s offshore charter agreements with Petróleo Brasileiro S.A. (“Petrobras”).

•

Centaurus S.à.r.l., an entity organized under the laws of Luxembourg on July 27, 2007, which directly wholly-owns Eiffel Ridge C.V., an entity that is party to Constellation’s offshore charter agreements with Petrobras related to Lone and Gold offshore drilling rigs.

•

Angra Participações B.V (“Angra”), an entity organized under the laws of Netherlands on May 11, 2012, which holds a 15% equity interest in three Special Purpose Entities (“SPE”), each with an ultra-deepwater semi-submersible rigs (Urca, Bracuhy and Mangaratiba) in partnership with Sete Brasil.

The corporate reorganization was driven by an improvement in QGOG Constellation’s corporate governance structure and tax efficiency.

QGOG Constellation has investments in subsidiaries that charter and operate onshore and offshore drilling rigs for exploration and production companies operating in Brazil. Currently, the Group charters rigs mainly to Petrobras, and also to OGX Maranhão Petróleo e Gás Ltda. and HRT O&G Exploração e Produção de Petróleo Ltda. (“exploration and production companies”).

The Group’s fleet of assets is currently comprised of:

Assets	Type	Start of operations

QG-I	Onshore drilling rig	1981
QG-II	Onshore drilling rig	1981
QG-III	Onshore drilling rig	1987
QG-IV	Onshore drilling rig	1996
QG-V(1)	Onshore drilling rig	2011
QG-VI	Onshore drilling rig	2008
QG-VII	Onshore drilling rig	2008
QG-VIII (1)	Onshore drilling rig	2011
QG-IX (1)	Onshore drilling rig	2011
Alaskan Star	Offshore drilling rig	1994
Atlantic Star (2)	Offshore drilling rig	1997
Olinda Star	Offshore drilling rig	2009
Gold Star	Offshore drilling rig	2010
Lone Star (1)	Offshore drilling rig	2011
Alpha Star (1)	Offshore drilling rig	2011
Amaralina Star (3)	Drillship	2012
Laguna Star (4)	Drillship	Under mobilization

QGOG Constellation S.A.

(1)	The start of charter and operation of drilling rigs in 2011 began in the following months: on April - Lone Star, QG-V, QG-VIII and QG-IX; and on July - Alpha Star.
(2)	In February 2011, the upgrade of the Atlantic Star rig was concluded and the platform restarted its operations.
(3)	The construction of Amaralina Star was concluded in July, 2012 in partnership with Alperton Capital Limited (“Delba”) as described in Note 10. The operations started at the end of September, 2012.
(4)	The construction of Laguna Star was concluded in September, 2012 in partnership with Delba as described in Note 10, and is currently in transit from the shipyard in South Korea to Brazil, where it will operate. Laguna Star is expected to start its operations in the last quarter of 2012.

As of September 30, 2012, the Group presents working capital deficiency in the amount of US$575,974 (US$1,090,080 as of December 31, 2011), mainly as a result of investments made during the last 2 years in onshore and offshore drilling rigs and drillship equipment. The working capital deficiency as of September 30, 2012 is principally related to working capital loans in the amount of US$619,503 and as of December 31, 2011 was related to accrued liabilities in the amount of US$722,536 related to the construction of the Amaralina Star and Laguna Star drillships (Note 11). The Group strategy in relation to this working capital deficiency includes a long-term debt facility which negotiation process commenced in 2011 with the banks and the loan agreements in the amount of US$943,863 signed on March 27, 2012 relating to these drillships. This debt facility has a term of up to 6 years. Additionally, the Company issued a 7 year term Senior Unsecured Notes in November, 2012 which is intended to solve the working capital deficiency, since the proceeds of these Senior Unsecured Notes will be used to settle certain of the working capital loans (Note 27).

Although the Group has long-term contracts, the operations are indirectly dependent upon conditions in the oil and natural gas industry and, specifically, on the exploration and production expenditures of oil and natural gas companies. The demand for charter and operate contracts for drilling and related services provided to the Group’s customers is influenced by, among other things, oil and natural gas prices, expectations about future prices, the cost of producing and delivering oil and natural gas, government regulations and local and international political and economic conditions.

FPSO Cidade de Ilhabela

On March 20, 2012, Arazi and Lancaster, Constellation’s subsidiaries, signed a shareholders’ agreement with SBM Holding Inc. (“SBM”) and Mitsubishi Corporation (“Mitsubishi”), in order to create Guara Norte S.à.r.l. (“Guara Norte”), Guara Norte Holding Ltd. (“Guara Norte Holding”) and Guara Norte Operações Marítimas Limitada (“Guara Norte Operações Marítimas”). These entities will respectively charter and operate the FPSO Cidade de Ilhabela for Petrobras for 20 years with an expected date for the start of the operations in third quarter of 2014.

The Group has a participation of 12.75% in these entities and has the right to acquire an additional interest of 12.75% from SBM within fifteen days of the final acceptance of the FPSO, based on the capital invested by SBM plus interest of 8% p.a.

QGOG Constellation S.A.

New partnership with Petrobras and Sete Brasil

On August 3, 2012, Angra signed three shareholders agreements to acquire a 15% equity interest in three SPE, each one owning an ultra-deepwater semi-submersible rig (Urca, Bracuhy and Mangaratiba) in partnership with Sete Brasil. In the same day, the partnership signed charter agreements of these assets with Petrobras. These three ultra-deepwater semi-submersible offshore rigs are expected to be delivered in 2016, 2018 and 2019, respectively. Queiroz Galvão Óleo e Gás S.A. (“QGOG”) will be the sole operator of these rigs.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1.	Basis of preparation

The unaudited condensed consolidated interim financial information has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with the accounting policies disclosed in the audited combined financial statements for the fiscal year ended December 31, 2011.

IAS 34 requires the use of certain accounting estimates by the Company’s Management. The unaudited condensed consolidated interim financial information was prepared based on historical cost, except for certain financial liabilities, which are measured at fair value.

The unaudited condensed consolidated interim financial information should be read in conjunction with the most recently issued annual combined financial statements of the Company, which include information necessary or useful to understand the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented as Note 3 to the combined financial statements for the fiscal year ended December 31, 2011, and have been consistently applied in the preparation of these unaudited condensed consolidated interim financial statements.

The unaudited condensed consolidated interim financial information as of September 30, 2012 and for the three and nine month periods then ended has been prepared by consolidating the financial information of the Company and its subsidiaries. All intra-group transactions, balances, income and expenses were eliminated in the consolidation process.

Combination

As described in Note 1, in May 2012, the Company’s controlling shareholders completed a corporate restructuring resulting in Constellation becoming a wholly owned indirect subsidiary of QGOG Constellation. This corporate restructuring was accounted for at historical cost as QGOG Constellation and Constellation are under common management and control. The financial information for periods prior to the corporate restructuring have been prepared by combining the historical financial statements of QGOG Constellation and the consolidated financial statements of Constellation and its subsidiaries.

QGOG Constellation S.A.

2.2.	Statements of compliance

The unaudited condensed consolidated interim financial information was prepared as of September 30, 2012 and for the nine month period then ended in accordance with IAS 34, related to interim financial statements, as issued by the IASB.

These unaudited condensed consolidated interim financial information do not include all the information and disclosure items required in the consolidated annual financial statements therefore, they must be read together with the QGOG Constellation’s combined financial statements referring the year ended December 31, 2011, which were prepared according to accounting policies, as described above. There were no changes in accounting policies and critical accounting estimates adopted on December 31, 2011 and September 30, 2012.

3.	CASH AND CASH EQUIVALENTS

	September 30, 2012	December 31, 2011

Cash and bank deposits	55,603	5,240
Cash equivalents	221,083	183,698

Total	276,686	188,938

Cash equivalents represent time deposits with original maturities of less than 90 days. These investments are highly liquid and convertible into known amounts of cash, and are subject to insignificant risk of changes in value.

The amounts of cash equivalents are presented below:

Cash equivalents	Financial Institution	Average interest rate (per annum)	September 30, 2012	December 31, 2011

Time deposits	Itau BBA Nassau	0.29%	175,407	73,544
Time deposits	Bradesco S.A. Grand Cayman	0.39%	45,676	110,154

Total			221,083	183,698

4.	SHORT-TERM INVESTMENTS

	September 30, 2012	December 31, 2011

Time deposits	90,640	125,038
Bank deposits certificates	25,438	7,498
Repurchase agreements	—	6,136

Total	116,078	138,672

QGOG Constellation S.A.

Short-term investments	Financial Institution	Average interest rate (per annum)	September 30, 2012	December 31, 2011

Time deposits	Deutsche Bank	0.14%	41,818	24,074
Time deposits	Bradesco S.A. Grand Cayman	2.20%	—	35,000
Time deposits	Itaú BBA Nassau	2.52%	—	7,000
Time deposits	ING Bank	0.22%	20,348	35,876
Time deposits	Citibank	0.28%	28,475	23,088
Bank deposit certificates	Bradesco S.A.	99.5% - 100.0% of CDI(*)	11,015	2,142
Bank deposit certificates	Banco do Nordeste - BNB	101.5% of CDI(*)	5,183	5,356
Bank deposit certificates	Banco do Brasil S.A.	101.1 - 101.3% of CDI(*)	9,239	—
Repurchase agreements (**)	Bradesco S.A.	99.5% of CDI(*)	—	6,136

Total			116,078	138,672

(*)	CDI - Interbank deposit certificate
(**)	Repurchase agreements are contracts in which the bank has the commitment to repurchase the asset back from the Group within a specified time limit.

5.	RESTRICTED CASH

Under certain of the Group’s project finance arrangements, surplus cash from operations is held in designated reserve accounts, up to a level determined in relation to future debt servicing requirements on that financing arrangement.

After July 2012, cash added in these account is exclusively designated for debt payment, and therefore, is presented as financing activity in the statement of cash flows (before that date, such amounts were used for operating expenditures payments and presented as operating activity in the statement of cash flow). Cash generated from operations in excess of the required amount of the reserve account is free from restrictions on use and is presented as cash and cash equivalents or short-term investments.

These accounts refer to the financing agreements related to the construction of Lone Star, Gold Star and Olinda Star drilling rigs, as mentioned in Note 12, with original maturity less than one year.

The amounts in these accounts are presented below:

Restricted cash	Financial institution	Average interest rate (per annum)	September 30, 2012	December 31, 2011

Time deposits	ING Bank	0.24%	17,871	26,325

Total			17,871	26,325

QGOG Constellation S.A.

6.	TRADE AND OTHER RECEIVABLES

	September 30, 2012	December 31, 2011

Trade receivables	119,607	57,747
Other receivables	—	80

Total	119,607	57,827

Trade receivables are mainly relate to receivables from Petrobras for charter and services relating to offshore and onshore drilling rigs used in exploration of oil and natural gas in Brazil. Historically, there have been no defaults on receivables or delays in collections and consequently, the Group has not recorded an allowance for doubtful accounts for the periods presented. The average collection period is approximately 30 days. See credit risks in Note 22.

The increase in trade receivables is mainly represented by the recognition of mobilization revenue related to Amaralina Star drillship and the reimbursement of State VAT (ICMS) charged on the importation of Amaralina Star drillship, in the amounts of US$28,000 and US$18,551, respectively.

7.	INVENTORIES

Inventories refer basically to materials to be used in the operations of the rigs. The amounts recognized in statement of operations are accounted as costs of services in the account “Materials” as disclosed in Note 18.

QGOG Constellation S.A.

8.	RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries that are part of the Group were eliminated on the consolidation and are not presented in the note below.

The consolidated intercompany balances as of September 30, 2012 and December 31, 2011, respectively, and the intercompany transactions for the nine month periods ended September 30, 2012 and 2011, are as follows:

	As of September 30, 2012		For the three month period ended September 30, 2012	For the nine month period ended September 30, 2012	As of December 31, 2011		For the three month period ended September 30, 2011	For the nine month period ended September 30, 2011
	Assets	Liabilities	Income/ (expenses)	Income/ (expenses)	Assets	Liabilities	Income/ (expenses)	Income/ (expenses)

Delba (a)	176,661	176,661	—	—	130,639	130,639	—	—
FPSO Cidade de Paraty (b)	48,920	—	—	803	34,310	—	—	—
FPSO Cidade de Ilhabela (b)	21,486	—	—	—	4,062	—	—	—
QG S.A. (c)	—	6,366	(196)	(2,157)	—	4,208	(2,654)	(8,116)
Queiroz Galvão Exploração e Produção S.A. (QGEP) (f)	15	—	13	27	44	—	58	528
Manati S.A. (f)	241	—	79	358	316	—	143	1,089
FPSO Capixaba (d)	869	—	—	—	869	—	—	—
Espírito do Mar (e)	3,715	—	50	148	3,567	—	47	141
Others	258	64	—	—	138	70	419	419

Total	252,165	183,091	(54)	(821)	173,945	134,917	(1,987)	(5,939)

Total current	256	6,430			360	4,278
Total noncurrent	251,909	176,661			173,585	130,639

QGOG Constellation S.A.

(a)	In 2010, Constellation and Delba signed shareholders and loan agreements in order to construct, charter and operate two drillships for Petrobras, the Amaralina Star and the Laguna Star, through Constellation’s 55% interest in each of Amaralina Star Ltd. (“Amaralina” - former Bulzow Capital Inc.) and Laguna Star Ltd. (“Laguna” - former Guildford Projects Corp.), the remaining 45% of the shares of these companies being held by Delba.

Under the agreements, Constellation has committed to finance Delba’s 45% share of expenditures on these projects through the date of acceptance of the drillships by Petrobras, where such expenditures are not funded by Project Finance or by the Charterer. The date of acceptance is expected to occur at the end of November, 2012.

The outstanding principal on the loans receivable bears interest at 12% p.a., compounded annually, up to the sixth anniversary of the sub-charter contract with Petrobras. Thereafter, the loans receivable will bear interest at 13% p.a., compounded. Repayment of interest and principal is scheduled to occur quarterly as from the first quarter end following the Date of Acceptance of the drillships by Petrobras, with the principal being repayable in equal quarterly installments over the six year term of the Petrobras charter contract, starting from the Date of Acceptance. The payables to Delba relate to intercompany loans to Amaralina and Laguna for the same amounts, terms and conditions.

The amounts of the loans receivable from Delba are secured by:

•	A pledge of Delba’s 45% of shares in Amaralina and Laguna.

•	An assignment of dividends payable to Delba by Amaralina and Laguna.

•	An assignment of amounts payable to Delba by Amaralina and Laguna.

Any cash available in Amaralina and Laguna for payment of dividends will be used to repay the intercompany loans to Delba. Amaralina and Laguna may not pay any dividends or other payables to Delba, until the intercompany loans are fully paid. The intercompany loans may be extended in the event that the term of the charter contract with Petrobras is extended. In this case, the new maturity date will be the end date of the extended contract.

Non-compliance with the contracts between Delba and Constellation could result in penalties to either entity. Through September 30, 2012, the Group is in compliance with the requirements of the respective contracts.

(b)	The Group signed a shareholder’s agreement with partners to construct charter and operate FPSOs for Petrobras. Loans receivables as of September 30, 2012 in the amount of US$48,920 (US$34,310 as of December 31, 2011) and US$21,486 (US$4,062 as of December 31, 2011) refer to milestones payments made by Constellation in proportion with its participation in FPSO Cidade de Paraty and FPSO Cidade Ilhabela projects, respectively. The loan with respect to FPSO Cidade de Paraty bears interest rate at LIBOR plus 3% p.a. with no maturity date.

As of September 30, 2012 the Group’s main capital commitments for the conclusion of the construction of the FPSO Cidade Paraty and FPSO Cidade Ilhabela, are in the amounts of US$17 million and US$28 million, respectively, corresponding to the percentage of interest in these investees.

(c)	The amount of US$6,366 (US$4,208 as of December, 2011) refers to the fee charged by QG S.A., entity under common control with the Group, for being guarantor of part of Constellation’s loans and financings.
(d)	Loans bearing interest at LIBOR plus 0.5% p.a. with maturity at the end of the charter contract period between Espírito do Mar and Petrobras (2022). Bank guarantees is provided by SBM.
(e)	The loan to Espírito do Mar reflects an effective interest rate of 5.56% p.a. with a maturity at the end of the charter contract period between SBM Espírito do Mar Inc. and Petrobras (2022). Bank guarantees are provided by SBM.
(f)	On June 1, 2010, the subsidiary QGOG, Manati S.A. and QGEP entered into an agreement pursuant to which they agreed to share infrastructure and costs of certain administrative activities.

QGOG Constellation S.A.

Key management personnel remuneration is presented below:

	For the three month period ended September 30		For the nine month period ended September 30
	2012	2011	2012	2011

Key management personnel compensation	3,303	3,853	6,649	8,296

All key management personnel compensation refers to short term benefits.

The cash compensation for each member of senior management is mainly comprised of base salary and bonus. The compensation that is paid to senior management is evaluated on an annual basis considering the following primary factors: individual performance during the prior year, market rates and movements, and the individual’s anticipated contribution to the Group growth. Members of senior management are also eligible to participate in the Group’s retirement savings plans (Note 24).

The above mentioned compensation does not include amounts relating to services provided by the Company’s Chief Executive Officer relating to the private placement transaction undertaken by Constellation with Cipef Constellation Coinvestment Fund L.P. and Cipef V Constellation Holding L.P. (mentioned together as “Capital”) in June 2010 as described in Note 1. These services were contracted in 2009, prior to the nomination of the Chief Executive Officer in March 2010. The total amount of this contract was US$1,790. As of December 31, 2011 amounts payable under this contract amounted to US$565, included in the liability account Payroll and Related Charges and which were fully paid in the second quarter of 2012.

QGOG Constellation S.A.

9.	INVESTMENTS

	September 30, 2012					December 31, 2011
	Joint Ventures		Other investees			Joint Ventures
	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.	Urca Drilling B.V.	Bracuhy Drilling B.V.	Mangaratiba Drilling B.V.	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.

Number of shares (thousands)	100	100	90	90	90	100	100
Indirect interest	20%	20%	15%	15%	15%	20%	20%
Authorized share capital	82	88	€90	€90	€90	82	88
Current assets	2,888	29,516	14,460	93	93	3,822	30,339
Noncurrent assets	—	332,080	162,071	33,230	33,230	6,333	356,560
Current liabilities	7,344	63,770	50,862	24	24	13,906	46,586
Noncurrent liabilities	8,770	164,840	104,662	27,621	27,610	3,475	225,407
Shareholder’s equity (deficit)	(13,226)	132,986	21,007	5,678	5,689	(7,226)	114,906

	For the three month period ended September 30,
	2012					2011
	Joint Ventures		Other investees			Joint Ventures
	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.	Urca Drilling B.V.	Bracuhy Drilling B.V.	Mangaratiba Drilling B.V.	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.

Net income (loss)	(3,143)	6,296	(3,142)	(487)	(476)	(2,061)	5,378

	For the nine month period ended September 30,
	2012					2011
	Joint Ventures		Other investees			Joint Ventures
	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.	Urca Drilling B.V.	Bracuhy Drilling B.V.	Mangaratiba Drilling B.V.	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.

Net income (loss)	(6,001)	18,079	(3,142)	(487)	(476)	(10,970)	13,579

QGOG Constellation S.A.

Changes in investments
	2012						2011
	Joint Ventures		Other investees				Joint Ventures
	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.	Urca Drilling B.V.	Bracuhy Drilling B.V.	Mangaratiba Drilling B.V.	Total	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.	Total
Balance as of January 1	(1,446)	22,981	—	—	—	21,535	1,348	19,159	20,507
Capital increase	—	—	2,613	498	498	3,609	—	—	—
Share of results	(1,200)	3,616	—	—	—	2,416	(2,194)	2,715	521

Balance as of September 30	(2,646)	26,597	2,613	498	498	27,560	(846)	21,874	21,028
Assets (investments)	—	26,597	2,613	498	498	30,206	—	21,874	21,874
Liabilities (accumulated deficit in investments) (*)	(2,646)	—	—	—	—	(2,646)	(846)	—	(846)

(*)	The liability to fund deficit in FPSO Capixaba Venture S.A. is recognized in “Other current liabilities”.

QGOG Constellation S.A.

Joint Ventures

The main activities of the Group’s investments in joint ventures are as follows:

•

Capixaba’s core business is to support operations for contracts in the offshore oil and gas industry. Since March 16, 2007, this company is a shareholder of a Brazilian company which operates the “FPSO Capixaba” unit which is currently located off the Brazilian coast and is chartered to Petrobras until 2022.

•	Espírito do Mar is the owner of FPSO Capixaba and its main activity is to support charter contracts in the offshore oil and gas industry.

Other investees

As described in Note 1, on August 3, 2012, the Company signed three shareholders agreements to acquire a 15% equity interest in three SPE, each one owning an ultra-deepwater semi-submersible rig (Urca, Bracuhy and Mangaratiba) in partnership with Sete Brasil. In the same day, the partnership signed charter agreements of these assets with Petrobras. These three ultra-deepwater semi-submersible offshore rigs are expected to be delivered in 2016, 2018 and 2019, respectively. QGOG will be the sole operator of these rigs.

Except for our portion of the capital expenditures for these rigs, these projects are fully funded. The Company’s expected capital expenditures for Urca, Bracuhy and Mangaratiba projects are in the amount of US$85 million.

The main activities of the Group’s investments in these companies are as follows:

Urca Drilling B.V.

Urca Drilling B.V. is the owner of Urca semi-submersible drilling rig and is expected to commence operations in 2016. This drilling rig will be equipped to operate in pre-salt water depths. Upon completion of its construction and its acceptance by Petrobras, Urca will be under contract with Petrobras until 2031.

Bracuhy Drilling B.V.

Bracuhy Drilling B.V. is the owner of Bracuhy semi-submersible drilling rig and is expected to commence operations in 2018. This drilling rig will be equipped to operate in pre-salt water depths. Upon completion of its construction and its acceptance by Petrobras, Bracuhy will be under contract with Petrobras until 2033.

Mangaratiba Drilling B.V.

Mangaratiba Drilling B.V. is the owner of Mangaratiba semi-submersible drilling rig and is expected to commence operations in 2019. This drilling rig will be equipped to operate in pre-salt water depths. Upon completion of its construction and its acceptance by Petrobras, Mangaratiba will be under contract with Petrobras until 2034.

QGOG Constellation S.A.

10.	PROPERTY, PLANT AND EQUIPMENT

	Equipment under construction	Equipment in operation
		Amaralina drillship	Laguna drillship	Alaskan Star Rig	Atlantic Star Rig	Alpha Star Rig	Gold Star Rig	Lone Star Rig	Olinda Rig	Onshore drilling rigs	Corporate	Total

Cost
Balance as of December 31, 2010	1,511,660	—	—	374,018	319,965	—	530,128	—	527,915	131,211	24,008	3,418,905
Additions	615,988	—	—	2,358	21,991	—	5,273	—	3,270	24,064	6,181	679,125
Disposals	—	—	—	—	—	—	—	—	—	(51)	(308)	(359)
Transfers	(1,379,044)	—	—	—	—	716,695	—	639,844	—	22,096	409	—
Currency translation differences	—	—	—	—	—	—	—	—	—	(10,022)	(727)	(10,749)

Balance as of September 30, 2011	748,604	—	—	376,376	341,956	716,695	535,401	639,844	531,185	167,298	29,563	4,086,922

Balance as of December, 31, 2011	966,846	—	—	378,708	334,568	718,636	536,701	639,844	531,137	170,837	29,511	4,306,788
Additions	260,276	—	—	185	494	2,109	125	167	309	2,735	1,493	267,893
Disposals	—	—	—	(1,052)	(49)	—	—	—	(64)	—	(186)	(1,351)
Transfers	(1,227,122)	630,026	597,096	—	—	—	—	—	—	—	—	—
Currency translation differences	—	—	—	—	—	—	—	—	—	(7,143)	(1,205)	(8,348)

Balance as of September 30, 2012	—	630,026	597,096	377,841	335,013	720,745	536,826	640,011	531,382	166,429	29,613	4,564,982

	Equipment under construction	Equipment in operation
		Amaralina drillship	Laguna drillship	Alaskan Star Rig	Atlantic Star Rig	Alpha Star Rig	Gold Star Rig	Lone Star Rig	Olinda Rig	Onshore drilling rigs	Corporate	Total

Accumulated depreciation
Balance as of December 31, 2010	—	—	—	(33,707)	(45,338)	—	(23,949)	—	(36,562)	(45,342)	(13,098)	(197,996)
Depreciation	—	—	—	(12,788)	(11,632)	(9,054)	(18,442)	(14,086)	(16,819)	(8,227)	(1,413)	(92,461)
Disposals	—	—	—	—	—	—	—	—	—	15	47	62
Currency translation differences	—	—	—	—	—	—	—	—	—	4,870	285	5,155

Balance as of September 30, 2011	—	—	—	(46,495)	(56,970)	(9,054)	(42,391)	(14,086)	(53,381)	(48,684)	(14,179)	(285,240)

Balance as of December 31, 2011	—	—	—	(50,782)	(51,929)	(16,271)	(45,758)	(24,894)	(59,019)	(51,019)	(14,515)	(314,187)
Depreciation	—	—	—	(12,514)	(11,539)	(24,833)	(17,097)	(24,614)	(17,142)	(9,744)	(1,890)	(119,373)
Disposals	—	—	—	—	—	—	—	—	—	—	149	149
Currency translation differences	—	—	—	—	—	—	—	—	—	3,595	420	4,015

Balance as of September 30, 2012	—	—	—	(63,296)	(63,468)	(41,104)	(62,855)	(49,508)	(76,161)	(57,168)	(15,836)	(429,396)

Property, plant and equipment, net

December 31, 2011	966,846	—	—	327,926	282,639	702,365	490,943	614,950	472,118	119,818	14,996	3,992,601
September 30, 2012	—	630,026	597,096	314,545	271,545	679,641	473,971	590,503	455,221	109,261	13,777	4,135,586

Average useful life (years)		24	24	22	21	22	21	22	24	17	15

QGOG Constellation S.A.

The detailed cost of equipment under construction is showed as follows:

	Equipment under construction
	Alpha Star Rig	Lone Star Rig	Drillships (a)	Onshore drilling rigs	Total
Cost
Balance as of December 31, 2010	654,803	618,726	215,626	22,505	1,511,660
Additions	61,892	21,118	532,978	—	615,988
Transfers	(716,695)	(639,844)	—	(22,505)	(1,379,044)

Balance as of September 30, 2011	—	—	748,604	—	748,604

Balance as of December 31, 2011	—	—	966,846	—	966,846
Additions	—	—	260,276	—	260,276
Transfers	—	—	(1,227,122)	—	(1,227,122)

Balance as of September 30, 2012	—	—	—	—	—

(a)	The construction of Amaralina Star and Laguna Star were concluded on July, 2012 and September, 2012, respectively. Amaralina Star started its operations at the end of September, 2012 (depreciation will be calculated only as from October 2012) and Laguna Star is currently in transit from the shipyard in South Korea to Brazil where it will operate.

Borrowing costs capitalized in property, plant and equipment for the three and nine month periods ended September 30, 2012 were US$47,106 and US$52,180, respectively (US$4,155 and US$34,821 for the three and nine month periods ended September 30, 2011).

Borrowing costs are capitalized using the effective interest rates of each financing agreement described in Note 12.

The Group’s assets which are pledged as security for financing are also described in Note 12.

QGOG Constellation S.A.

11.	ACCRUED LIABILITIES

Equipment under construction is recorded based on the incurred costs amounts of the respective project based on information provided by the shipyards and suppliers. The related costs are recognized in property, plant and equipment and the respective amounts of the unbilled costs are recognized as accrued liabilities account, as follows:

December 31, 2011
Equipment under construction:
Amaralina Star	379,693
Laguna Star	342,843

Total	722,536

In June and September, 2012 the Company reclassified the amounts of US$440,465 and US$431,188, respectively, from “Accrued Liabilities” to “Trade and Other Payables” relating to Amaralina Star and Laguna Star construction costs billed by Samsung shipyard and other suppliers, respectively, in connection with the issuance of the invoice and the completeness of the construction (Note 10).

The payments for the construction of Amaralina Star and Laguna Star drillships were made on July, 2012 and on September, 2012 in the amounts of US$431,370 and US$446,733, respectively.

QGOG Constellation S.A.

12.	LOANS AND FINANCINGS

Financial institution	Funding type	Objective	Beginning period	Maturity	Contractual interest rate	Effective interest rate		Currency	Sep 30, 2012	Dec 31, 2011

Bradesco	Loan	Working capital	During 2011 and 2012	Within1year	3.67%p.a. to 3.94%p.a.	3.88	%p.a.	US dollars	347,685	283,683
Banco do Brasil	Loan	Working capital	During 2011 and 2012	Within1year	2.75%p.a.	2.75	%p.a.	US dollars	123,225	123,954
Itau BBA	Loan	Working capital	During 2012	Within1year	3.68%p.a. to 4.02%p.a.	3.89	%p.a	US dollars	148,593	—
ING (leader arranger)	Financing	Gold Star rig construction	Jul,2007	Jan,2015	Libor+1.15%p.a. to Libor+1.35%p.a.(1)	1.60	%p.a.	US dollars	286,666	311,036
ING (leader arranger)	Financing	Lone Star rig construction	Jul,2007	Dec,2017	Libor+1.15%p.a.	1.60	%p.a.	US dollars	302,881	364,504
Santander, HSBC, Citibank (joint bookrunners)	Senior Notes (Project Bond)	Refinance Alaskan Star and Atlantic Star rigs, and other corporate purposes	Jul,2011	Jul,2018	5.25%p.a.	5.55	%p.a.	US dollars	624,167	660,245
ING (leader arranger)	Financing	Olinda Star rig construction	Feb,2008	Jul,2014	Libor+1.40%p.a.	1.83	%p.a.	US dollars	165,005	205,003
Citibank and Santander (joint leader arrangers)	Financing	Alpha Star rig construction	Apr,2011	Jul,2017	Libor+2.50%p.a.	3.42	%p.a.	US dollars	468,587	492,097
BNP, Citi and ING (leader arrangers)	Financing	Amaralina Star drillship construction	May,2012	Oct,2018	Libor+2.75%p.a.	4.36	%p.a.	US dollars	274,001	—
The Norwegian Ministry of Trade and Industry (“MTI”)	Financing	Amaralina Star drillship construction	May,2012	Oct,2018(2)	Libor+2.75% to Libor+3.00%p.a.(3)	4.36	%p.a.	US dollars	166,262	—
BNP, Citi and ING (leader arrangers)	Financing	Laguna Star drillship construction	May,2012	Dec,2018	Libor+2.75%p.a.	4.52	%p.a.	US dollars	266,232	—
The Norwegian Ministry of Trade and Industry (“MTI”)	Financing	Laguna Star drillship construction	May,2012	Dec,2018(2)	Libor+2.75% to Libor+3.00%p.a.(3)	4.52	%p.a.	US dollars	162,876	—

Total									3,336,180	2,440,522

Current									1,070,691	731,190
Non current									2,265,489	1,709,332

(1)	The interest rate is Libor + 1.15% p.a. until the fifth anniversary and thereafter is Libor + 1.35% p.a.
(2)	The maturity dates for MTI tranches for Amaralina and Laguna project financings are December, 2020 and January, 2021, respectively, unless the commercial banks tranche would not be extended to the same dates.
(3)	In pre-completion period the interest is Libor + 3.00% p.a. and in post-completion is Libor + 2.75% p.a.

QGOG Constellation S.A.

Changes in loans and financings

	2012	2011

Balance as of January 1	2,440,522	2,006,349
Additions	1,170,635	1,716,917
Repayment of principal	(274,964)	(1,137,458)
Transaction cost	(19,692)	(20,361)
Debt discount	—	(4,550)
Interest capitalized	11,812	27,024
Interest charged through profit and loss	54,992	28,066
Payment of interest	(51,087)	(50,282)
Transaction cost charged through profit and loss	3,133	2,577
Debt discounts charged through profit and loss (*)	829	116

Balance as of September 30	3,336,180	2,568,398

Loans and financing long term amortization schedule

For the years ending December 31,	Loans and financing	Transaction costs	Debt discounts	Net amount

2013	128,560	(1,689)	(196)	126,675
2014	481,594	(6,382)	(738)	474,474
2015	416,108	(5,739)	(554)	409,815
2016	334,163	(4,976)	(360)	328,827
2017	487,583	(3,660)	(206)	483,717
After 2017	444,906	(2,826)	(99)	441,981

Total	2,292,914	(25,272)	(2,153)	2,265,489

QGOG Constellation S.A.

Covenants

The financing agreements contain financial covenants as well as securities provided to lenders as described hereafter. Non compliance with such covenants could constitute a Restricted Payments Trigger Event which would result in the borrower entity not being allowed to pay dividends, purchase, retire or otherwise distribute capital stock or make certain payments to related parties.

The financial covenants are measured semiannually, and consists of: (i) a minimum requirement of Consolidated Tangible Net Worth; (ii) Consolidated Cash and Cash Equivalents and Marketable Securities; (iii) Interest Cover Ratio, that requires to maintain a minimum Consolidated Adjusted EBITDA to Consolidated Net Interest Payable ratio (which calculations are subjected to defined adjustments mainly related to borrowings to Project Finance); (iv) Leverage Ratio, which requires a maximum ratio of Consolidated Net Total Borrowings to Consolidated EBITDA (which calculations are subjected to defined adjustments mainly related to borrowings to Project Finance). Consolidated refers to QGOG Constellation and its subsidiaries.

The financial covenants are assessed semi-annually based in the financial statements as of December 31 and June 30 of each year. As of June 30, 2012 (last assessment period), the Group was in compliance with such restrictive clauses.

Guarantees

The financings obtained by Constellation’s subsidiaries in order to finance the construction of the rigs and for other corporate purposes are usually structured as Project Finance/Project Bond, therefore benefiting from a customary security package which includes guarantees such as assignment of the charter receivables, mortgages over the rigs, pledges over the shares of the rig owners, charges over the relevant bank accounts held at the facility agents, including accounts into which the amounts payable under charter agreement are required to be paid, assignment of the relevant insurances along with corporate guarantees during pre-completion period. In addition, the terms of some of these financing debt instruments restrict the ability of project subsidiaries, to pay dividends, incur additional debt, grant additional liens, sell or dispose of assets and enter into certain acquisitions, mergers and consolidations, except with the prior consent of the respective creditors.

This can be applied to the financings of the following rigs: Olinda Star, Gold Star, Lone Star, Alpha Star, Alaskan Star and Atlantic Star, and the Project Financing of Amaralina Star and Laguna Star described below.

Unused available credit lines

Amaralina Star and Laguna Star Project Financing

In the first semester of 2011, the Group agreed with BNP Paribas (“BNP”), ING Capital LLC (“ING”) and Citigroup Global Markets Inc. (“Citi”) the terms of a long-term facility to finance the construction of the drillships Amaralina Star and Laguna Star.

QGOG Constellation S.A.

On March 27, 2012, the Group signed a loan agreement with a Bank Syndicate led by BNP, ING and Citi, to finance the construction of the drillships Amaralina Star and Laguna Star. The total facility amount is US$943,863 and the term is 6 years and 1 month after the commencement of operations of each drillship. The credit facility was provided by the Bank Syndicate, in the amount of US$593,863, and MTI, the remaining US$350,000.

The financing bears an interest rate of LIBOR + 2.75%p.a. for the commercial banks tranche and LIBOR + 1.35%p.a. for the MTI tranche. The MTI tranche is guaranteed by the Guarantee Institute for Export Credits (“GIEK”) and the premium rate to be paid for such guarantee vary from 1.65%p.a. (during the drillship construction) and 1.40%p.a. (after the beginning of operations). Further, a commitment fee of 40% of the applicable margins for banks and MTI tranches and GIEK premium for MTI tranche is paid over the undisbursed amount of the respective facility tranche.

The guarantees offered by the Group are the usual for this type of transactions, including, mortgage over the rigs, assignment of the charter contracts, pledge of accounts and compliance with certain financial covenants, among others.

In connection with this Project Financing, the Group has the contractual commitment with the same financial institutions to contract derivatives as cash flow hedging instrument of the debt in relation to changes in LIBOR. Accordingly, the Group has contracted swaps in connection with the terms and cash flows of the debt as disclosed in Note 15.

On May, June and September, 2012, the first, second and third tranches were disbursed in the total amount of US$203,413, US$323,527 and US$361,112, respectively.

13.	PROVISIONS

In the normal course of business the Group engages in contracts with third parties which convey contractual obligations. During 2011 the Group recognized provisions for contractual penalties which are allegedly payable with respect to certain of its contracts. The amount of US$8,468 as of September 30, 2012 and December 31, 2011 corresponds to the contractual penalties of Amaralina Star and Laguna Star.

14.	PROVISION FOR RISKS AND CONTINGENCIES

Labor, civil and tax claims

a)	Provision for probable loss on labor, civil and tax claims:

Based on the opinions of in-house and external legal counsel, Management recorded a provision to cover the probable losses arising from labor claims. As of September 30, 2012 and December 31, 2011 the provisions for, labor lawsuits included in “other noncurrent liabilities” were mainly related to hardship and retirement.

QGOG Constellation S.A.

Changes in the loss provision for labor claims are as follows:

	2012	2011

Balance as of January 1,	156	531
Additions	621	105
Reversals	—	(442)
Currency translation differences	1	(20)

Balance as of September 30,	778	174

b)	Claims assessed as possible losses by Management

These claims as at September 30, 2012, based on the in-house and outside legal counsel’s opinions, are not accrued in the unaudited condensed interim financial statements and consist of labor lawsuits (comprised mainly by compensation due to accidents at work and occupational diseases) in the amount of US$3,556 (US$3,156 as of December 31, 2011) and tax lawsuits in the amount of US$21,756 (US$23,232 as of December 31, 2011).

The main claims assessed as possible losses are described as follows:

1)	The Group received a Notice of Violation issued by Brazilian tax authorities which assumed that the Atlantic Star rig has been imported without a corresponding import license. The tax assessment was judged partly unsuccessful at first instance administrative. It is awaiting trial on appeal. The estimated amount involved is US$18,934 (US$19,184 as of December 31, 2011).

2)	The Group received a Notice of Violation issued by Rio de Janeiro tax authorities due to nonpayment of ISS in the city of Rio de Janeiro. The Group argues, on appeal, that the operations tax jurisdiction was carried out in other places and in these collected taxes (ISS due to the site of the service provider). The estimated amount involved is US$2,863 (US$2,871 as of December 31, 2011).

c)	Tax, labor and social security matters

The Group enters into transactions and operations that may be interpreted by others subjectively and/or as opposed to the Group position; however, the Group actions are supported by outside legal counsel’s opinion.

15.	DERIVATIVES

Under the terms of Project Finance arrangements (Note 12), the Group is contractually required to manage its risk on floating interest rates by taking out variable-to-fixed interest rate swaps on its long term variable rate loans. Accordingly, the interest rate swaps contracted by Management convert the variable component of interest rates to fixed rates ranging from 1.50% to 5.16% to mitigate such risk. The floating component of interest rate of all hedging contracts is US$ LIBOR.

These swaps protect the Group from fluctuations in interest rates. As of September 30, 2012, the Group has interest rate swaps related to the loans to fund Olinda Star, Gold Star, Lone Star, and Alpha Star offshore rigs, and Amaralina and Laguna drillships. The swap contracts cover the expected periods of the loans and terminate between 2013 and 2018.

QGOG Constellation S.A.

Information on derivative contracts

Interest rate swaps US$ LIBOR/Pre
							Fair value
	Loans and financings objective			Notional amount			Payables
Banks		Payable leg		Maturity	Sep 30, 2012	Dec 31, 2011	Sep 30, 2012	Dec 31, 2011

ING financing (leader arranger)	Gold Star rig construction	5.165	% p.a.	Jul, 2017	259,642	291,276	33,596	36,235
ING financing (leader arranger)	Lone Star rig construction	5.165	% p.a.	Jan, 2015	287,554	345,873	18,592	24,017
ING financing (leader arranger)	Olinda Star rig construction	3.973	% p.a.	Dec, 2013	132,638	174,087	5,112	7,648
Citibank and Santander financing (joint leader arranger)	Alpha Star rig construction	1.930	% p.a. *	Jul, 2017	474,643	520,490	21,283	15,894
BNP, Citibank and ING financing (joint leader arranger) (**)	Amaralina Star construction	2.815	% p.a.	Oct, 2018	472,711	115,269	38,816	24,155
BNP, Citibank and ING financing (joint leader arranger) (**)	Laguna Star construction	2.900	% p.a.	Dec, 2018	460,229	113,157	41,254	25,761

Total amount							158,653	133,710

Current liabilities							43,711	30,806
Noncurrent liabilities							114,942	102,904

	2012	2011

Balance as of January 1,	133,710	89,694
Fair value adjustments capitalized	40,368	7,797
Fair value adjustments through profit and loss	29,537	52,721
Fair value adjustments through other comprehensive loss*	(7,854)	45,189
Settlements	(37,108)	(47,208)

Balance as of September 30,	158,653	148,193

(*)	During the period ended September 30, 2011 the fair value adjustments capitalized relates to the subsidiaries Lone and Alpha derivatives since their rigs were under construction and started operation in April, 2011 and July, 2011, respectively. For the period ended September 30, 2012 the derivative contract related to Amaralina Star drilling rig construction and such contract was designated as cash flow hedges. Accordingly, the effect of the changes in the fair value of this derivative contract was recorded in the “Other Comprehensive Loss” until the completion of its construction and the disbursement of the Project Financing (Note 12). After these events, the fair value adjustments balance recognized in “Other Comprehensive Income” was capitalized.
(**)	The Group has adopted the hedge accounting as from July 15, 2011, using the contracts mentioned above. Additional information on these instruments is included in Note 22. For the period ended September 30, 2012 the derivative contract related to Laguna Star drilling rig construction and such contract was designated as cash flow hedges. Accordingly, the effective portion of the derivative contract is recorded in the “Other Comprehensive Loss”.

Derivative contracts designated as cash flow hedges

Under interest rate swap contracts, the Group agrees to exchange the differences between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issue variable rate debt. The fair value of interest rate swap at the end of reporting period is determined by discounting the future cash flows using the curves at the end of reporting period and the credit risk inherent in the contract, and is disclosed below.

QGOG Constellation S.A.

In connection with the Project Financing (Note 12) for the construction of the drilling rigs Amaralina Star and Laguna Star, the Group has the contractual commitment with the same financial institutions to contract derivatives as hedging instrument of the debt in relation to changes in LIBOR. Accordingly, the Group has swaps contracts in connection with the rates, spreads, notional, terms and cash flows of the debt. The swap contracts were contracted on July 2011 and will follow the Project Financing terms.

The following table details the notional amounts remaining terms of interest contracts outstanding at the end of the reporting period.

Interest rate swaps US$ LIBOR/Pre
							Fair value
					Notional amount		Payables
Banks	Loans and financings objective	Payable leg		Maturity	Sep 30, 2012	Dec 31, 2011	Sep 30, 2012	Dec 31, 2011

BNP, Citibank and ING financing (joint leader arranger)*	Amaralina Star construction	2.815	%p.a.	Oct, 2018	472,711	115,269	38,816	24,155
BNP, Citibank and ING financing (joint leader arranger)*	Laguna Star construction	2.900	%p.a.	Dec, 2018	460,229	113,157	41,254	25,761

Interest rate swap contracts exchanging floating rate interest for fixed rate interest are designated and effective as fair value hedges in respect of interest rates. During the periods presented, the hedge was 100% effective in hedging the fair value.

16.	SHAREHOLDER’S EQUITY

Share capital

The share capital of the QGOG Constellation was US$58 (equivalent to historical value of €40) represented by 400,000 ordinary shares with a par value of €0.10 each, subscribed by Orangefield Trust (Luxembourg) S.A. As of August 30, 2011, 400,000 shares were issued and fully paid.

In May 2012, in connection with the corporate reorganization, QGOG Constellation changed its share capital from €40 represented by 400,000 ordinary shares to US$50 represented by 50,000 ordinary shares. On the same date, in exchange for the contribution of Constellation in the amount of US$130,987, QGOG Constellation issued 55,582,446 ordinary shares with a nominal value per share of US$1, representing an exchange ratio of one ordinary share of QGOG Constellation for each share of Constellation. The remaining amount of the Constellation’s contribution, US$75,405, was recorded as share premium. For purposes of the presentation of earnings per share, the Company has retrospectively reflected this reorganization in arriving at the per share numbers in these unaudited condensed consolidated interim financial statements.

Shareholders	Ordinary shares	Share capital	Share premium	Total

Queiroz Galvão Oil & Gas International S.à.r.l	44,762,537	44,762	378,560	423,322
Constellation Coinvestment S.à.r.l.	5,081,050	5,081	42,970	48,051
Constellation Holding S.à.r.l.	5,788,859	5,789	48,957	54,746

Total at September 30, 2012	55,632,446	55,632	470,487	526,119

QGOG Constellation S.A.

The Company’s ultimate controlling party is the Queiroz Galvão family, who controls the direct parent companies Queiroz Galvão Oil & Gas International S.à.r.l.

Constellation Coinvestment S.à.r.l. and Constellation Holding S.à.r.l. are companies controlled by Cipef Constellation Coinvestment Fund L.P. and Cipef V Constellation Holding L.P., respectively, which are limited partnerships organized under the laws of Delaware.

Legal reserve

Luxembourg companies are required to appropriate to the legal reserve a minimum of 5% of the net profit for the year after deduction of any losses brought forward, until this reserve equals 10% of the subscribed capital. This reserve may not be distributed in the form of cash dividends, or otherwise, during the life of QGOG Constellation. The appropriation to legal reserve is effected after approval at the general meeting of shareholders.

Dividends policy

Any future determination relating to Company’s dividend policy will be made by the Board of Directors and will depend on a number of factors, including earnings, capital requirements, contractual restrictions, financial condition and future prospects and other factors that the Board of Directors may deem relevant. The decision to distribute dividends will however be taken by the general meeting of shareholders upon a proposal by the issuer’s Board of Directors.

Additionally, any dividends paid by the Company will be subject to a Luxembourg withholding tax at a rate of 15% for the year ending 2012 (17.65% if the dividend tax is not charged to the shareholder), subject to the exceptions provided by Luxembourg tax law or by double tax treaties concluded by the Grand Duchy of Luxembourg and the country of tax residency of the shareholders. The withholding tax must be withheld from the gross distribution and paid to the Luxembourg tax authorities.

Other Comprehensive Items (OCI)

Hedging reserve

The hedging reserve consists of the effective portion of cash flow hedging instruments related to hedged committed future financing transactions.

Currency translation differences reserve

The currency translation differences reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

QGOG Constellation S.A.

Changes in Other Comprehensive Items

Changes in comprehensive income (loss) for the three and nine month periods ended September 30, 2012 and 2011 are as follows:

	Cash flow hedge fair value adjustments
	Attributable to owners of the Group	Attributable to non-controlling interest	Total of cash flow hedge fair value adjustments	Currency translation differences	Total

Balances as of June 30, 2011	—	—	—	28,753	28,753

Fair value adjustment on derivative contracts	(24,854)	(20,335)	(45,189)	—	(45,189)
Exchange differences arising during the period	—	—	—	(15,134)	(15,134)

Balances as of September 30, 2011	(24,854)	(20,335)	(45,189)	13,619	(31,570)

Balances as of June 30, 2012	(29,174)	(23,870)	(53,044)	18,279	(34,765)

Fair value adjustment on derivative contracts	(16,162)	(13,224)	(29,386)	—	(29,386)
Amounts transferred to property, plant and equipment	22,202	18,166	40,368	—	40,368
Exchange differences arising during the period	—	—	—	(184)	(184)

Balances as of September 30, 2012	(23,134)	(18,928)	(42,062)	18,095	(23,967)

	Cash flow hedge fair value adjustments
	Attributable to owners of the Group	Attributable to non-controlling interest	Total of cash flow hedge fair value adjustments	Currency translation differences	Total

Balances as of December 31, 2010	—	—	—	27,670	27,670

Fair value adjustment on derivative contracts	(24,854)	(20,335)	(45,189)	—	(45,189)
Exchange differences arising during the period	—	—	—	(14,051)	(14,051)

Balances as of September 30, 2011	(24,854)	(20,335)	(45,189)	13,619	(31,570)

Balances as of December 31, 2011	(27,454)	(22,462)	(49,916)	22,132	(27,784)

Fair value adjustment on derivative contracts	(17,882)	(14,632)	(32,514)	—	(32,514)
Amounts transferred to property, plant and equipment	22,202	18,166	40,368	—	40,368
Exchange differences arising during the period	—	—	—	(4,037)	(4,037)

Balances as of September 30, 2012	(23,134)	(18,928)	(42,062)	18,095	(23,967)

Non-controlling interest

The Group unaudited condensed consolidated interim financial statements includes Amaralina e Laguna, whose share capital is 55% owned by the Group. The part of Amaralina e Laguna total shareholders’ equity not attributable to the Group is included in non-controlling interest.

QGOG Constellation S.A.

Profit (loss) per share

Basic and diluted profit (loss) per share amounts are calculated by dividing the profit (loss) for the period, all from continuing operations, attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding of QGOG Constellation during the period.

	For the three month period ended September 30,		For the nine month period ended September 30,
	2012	2011	2012	2011

Net income (loss) attributable to the owners of the Company	45,865	(21,058)	112,901	(20,863)
Weighted average number of ordinary shares for calculation purposes (thousands of shares)	55,632	55,632	55,632	55,632
Basic and diluted profit (loss) per share	0.824	(0.378)	2.029	(0.375)

The Group has no potential dilutive shares. Diluted profit (loss) per share is therefore equal to basic profit (loss) per share.

17.	NET OPERATING REVENUE

Operating revenue of the Group is derived mainly from rig charter and drilling services. As of September 30, 2012, of the total of revenues, 94% (94% in September 30, 2011) is derived from one client, Petrobras.

Net operating revenue is stated after the following items:

	For the three month period ended September 30,		For the nine month period ended September 30,
	2012	2011	2012	2011

Operating revenue	206,005	184,707	596,951	432,916
Taxes on revenue:
PIS	(988)	(1,027)	(3,002)	(2,460)
COFINS	(4,551)	(4,797)	(13,827)	(11,404)
ISS	(1,319)	(1,437)	(4,176)	(3,713)

Net operating revenue	199,147	177,446	575,946	415,339

18.	COSTS OF SERVICES AND OPERATING EXPENSES

	For the three month period ended September 30,
	2012			2011
Costs and expenses by nature	Costs of services	General and administrative expenses	Total	Costs of services	General and administrative expenses	Total

Payroll, charges and benefits	(42,946)	(6,853)	(49,799)	(51,339)	(4,667)	(56,006)
Depreciation	(39,824)	(275)	(40,099)	(39,010)	(312)	(39,322)
Materials	(5,695)	—	(5,695)	(18,351)	—	(18,351)
Maintenance	(9,010)	—	(9,010)	(12,549)	—	(12,549)
Insurance	(3,786)	—	(3,786)	(2,893)	—	(2,893)
Other (*)	(8,259)	(3,231)	(11,490)	(9,606)	(4,527)	(14,133)

	(109,520)	(10,359)	(119,879)	(133,748)	(9,506)	(143,254)

QGOG Constellation S.A.

	For the nine month period ended September 30,
	2012			2011
Costs and expenses by nature	Costs of services	General and administrative expenses	Total	Costs of services	General and administrative expenses	Total

Payroll, charges and benefits	(128,561)	(18,323)	(146,884)	(118,236)	(12,829)	(131,065)
Depreciation	(118,510)	(863)	(119,373)	(91,517)	(944)	(92,461)
Materials	(30,409)	—	(30,409)	(36,266)	—	(36,266)
Maintenance	(26,638)	—	(26,638)	(28,876)	—	(28,876)
Insurance	(9,699)	—	(9,699)	(7,479)	—	(7,479)
Other (*)	(28,664)	(12,284)	(40,948)	(32,080)	(8,326)	(40,406)

	(342,481)	(31,470)	(373,951)	(314,454)	(22,099)	(336,553)

(*)	Costs of services: Mainly comprised of rig boarding transportation; lodging and meals; data transmission; among others.
(*)	General and administrative expenses: mainly comprised of transportation; information technology; legal advisors; auditors; advisory services; among others

19.	OTHER INCOME (EXPENSES), NET

	For the three month period ended September 30,		For the nine month period ended September 30,
	2012	2011	2012	2011
Revenue from sales of property, plant and equipment	—	124	1,364	485
Contractual fee	1,269	62	1,514	295
Other	95	26	153	60

Other income	1,364	212	3,031	840

Reversal of (provision for) penalties (*)	—	220	—	(10,686)
Cost of property, plant and equipment sold	—	(26)	(1,202)	(297)
Other	—	2	—	(397)

Other expenses	—	196	(1,202)	(11,380)

Total other income (expenses), net	1,364	408	1,829	(10,540)

(*)	Refer to provisions for contractual penalties relating to certain contracts (Note 11).

QGOG Constellation S.A.

20.	FINANCIAL EXPENSES, NET

	For the three month period ended September 30,		For the nine month period ended September 30,
	2012	2011	2012	2011

Interest on short-term investments	747	434	2,504	900
Financial income from related parties	50	466	951	560
Exchange rate variations	166	2,265	3,325	3,117
Other financial income	15	298	15	467

Financial income	978	3,463	6,795	5,044

Financial charges on loans and financings	(19,939)	(18,045)	(58,954)	(30,759)
Derivative expenses	(12,725)	(34,723)	(29,537)	(52,721)
Financial expenses from related parties	(196)	(2,654)	(2,157)	(8,116)
Exchange rate variations	(415)	(1,726)	(4,831)	(3,462)
Other financial expenses	(2,868)	(1,679)	(5,513)	(2,696)

Financial expenses	(36,143)	(58,827)	(100,992)	(97,754)

Financial expenses, net	(35,165)	(55,364)	(94,197)	(92,710)

21.	TAXES

The QGOG Constellation, Constellation and the majority of its subsidiaries are located in jurisdictions which do not charge income tax. Certain of the consolidated entities operate in the Netherlands and Luxembourg, but none of these reported taxable income for the periods reported.

The subsidiary QGOG operates in Brazil, and the related taxes and contributions are as follows:

a)	Recoverable taxes

	September 30, 2012	December 31, 2011

Taxes on revenue (PIS/COFINS) (*)	—	868
Corporate income tax (IRPJ) and social contribution (CSLL) (*)	5,549	152
Other	—	94

Total	5,549	1,114

(*)	Mainly refers to withholding taxes on Petrobras invoices.

b)	Taxes payables

	September 30, 2012	December 31, 2011

Income tax (IRPJ) and social contribution (CSLL)	4,181	1,583
Services Tax (ISS)	206	1,038
State VAT (ICMS)	1,356	301
Others	2	66

Total	5,745	2,988

QGOG Constellation S.A.

c)	Deferred tax assets

	September 30, 2012	December 31, 2011

Taxes on revenue (PIS/COFINS)	403	528

Total	403	528

Current	153	163
Non-current	250	365

d)	Deferred tax liabilities

	September 30, 2012	December 31, 2011

Corporate income tax (IRPJ) and social contribution (CSLL) (*)	7,658	9,415

Total	7,658	9,415

(*)	Deferred tax liabilities related to deemed cost.

e)	Effect of income tax results

	For the three month period ended September 30,		For the nine month period ended September 30,
	2012	2011	2012	2011

Profit (loss) before taxes	46,098	(20,101)	112,043	(23,943)

Income tax effects of businesses subjected to taxes (QGOG - 34%)	(110)	(1,806)	(781)	(1,449)
Non-deductible expenses	(85)	(3)	(88)	(50)
Tax loss carryforwards utilized (not recognized)	(385)	404	(189)	192
Other	362	448	362	576

Tax	(218)	(957)	(696)	(731)

Effective tax rate	68%	18%	30%	2%

As of September 30, 2012 and December 31, 2011, the subsidiary QGOG has tax loss carryforwards in the amount of US$10,409 and US$12,053, respectively, for which no deferred tax assets are recorded since the Group does not expect that QGOG’s operations will generate taxable income in the foreseeable future.

QGOG Constellation S.A.

22.	FINANCIAL INSTRUMENTS

a)	General considerations

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the mix of debt and equity.

The Group’s main financial instruments are cash and cash equivalents, short-term investments, restricted cash, trade and other payables, loans and financings and derivative instruments, as follows:

		September 30, 2012		December 31, 2011
	Category	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and bank deposits	Loans and receivables	55,603	55,603	5,240	5,240
Cash equivalents	Fair value through profit or loss	221,083	221,083	183,698	183,698
Short-term investments	Fair value through profit or loss	116,078	116,078	138,672	138,672
Restricted cash	Fair value through profit or loss	17,871	17,871	26,325	26,325
Trade and other receivables	Loans and receivables	119,607	119,607	57,827	57,827
Related parties	Loans and receivables	252,165	252,165	173,945	173,945

Financial liabilities
Loans and financing	Other financial liabilities	3,336,180	3,366,604	2,440,522	2,451,469
Trade and other payables	Other financial liabilities	27,651	27,651	27,899	27,899
Related parties	Other financial liabilities	183,091	183,091	134,917	134,917
Derivatives	Fair value through profit or loss	158,653	158,653	133,710	133,710

The Group has no forward contracts, options, swaptions (swaps with non-exercise options), flexible options, derivatives embedded in other products or exotic derivatives. The Group does not conduct derivative transactions for speculative purposes, thus reaffirming its commitment to a policy of conservative management of cash.

Management believes that there is no significant risk of short-term fluctuations in the day-rates on charter services due to the respective contracts being long-term.

Management also believes that the carrying amounts of the remaining financial instruments are not significantly different from their fair value as it considers that interest rates on such instruments are not significantly different from market rates.

Additionally, the amounts of accounts receivables and payables reported in these unaudited condensed consolidated interim financial statements do not differ significantly from their fair value due to the turnover of these accounts being less than 30 days.

b)	Fair value hierarchy

IFRS 7 defines fair value as the value or price that would be received to sell an asset or paid to transfer a liability in a transaction between participants in an ordinary market on the date of measurement. The standard clarifies that fair value shall be based on assumptions that market participants use when measuring a value or price for an asset or a liability and establishes a hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives greater weight to market information available (i.e.

QGOG Constellation S.A.

observable) and less weight to information related to the data without transparency (i.e. unobservable data). Additionally, it requires that the entity consider all aspects of nonperformance risk, including the entity’s own credit, to measure the fair value of a liability.

IFRS 7 also establishes a hierarchy of three levels to be used to measure and disclose the fair value. A categorization tool in the fair value hierarchy is based on the lowest level of “input” significant for its measurement. A description of the three hierarchical levels is shown below:

Level 1 - The “inputs” are determined based on prices in an active market for identical assets or liabilities at the measurement date. Additionally, the entity must have ability to trade in an active market and the price cannot be adjusted by the entity.

Level 2 - The “inputs” are other than prices as determined by Level 1 that are observable for the asset or liability, directly or indirectly. The “inputs” level include two prices in an active market for similar assets or liabilities, prices in an inactive market for identical assets or liabilities, or “inputs” that are observable or can corroborate the observation of market data by correlation or other means for substantially every part of the asset or liability.

Level 3 - The “inputs” are those unobservable from little or no market activity. These “inputs” represent the best estimates of management of the entity as market participants could assign value or price for these assets or liabilities. Generally, the assets and liabilities are measured using Level 3 pricing models, discounted cash flow, or similar methods that require significant judgments or estimates.

According to IAS 39, the Group measures its cash equivalents, short-term investments and derivative financial instruments at fair value. Cash equivalents and short-term investments are classified as Level 1 as they are measured using market prices for similar instruments.

The tables below present our assets and liabilities recorded at fair value as of September 30, 2012 and December 31, 2011:

	September 30, 2012
	Fair value	Quoted prices for identical assets or liabilities (Level 1)	Other observable inputs for assets and liabilities (Level 2)
Financial assets
Cash equivalents	221,083	221,083	—
Short-term investments	116,078	116,078	—
Restricted cash	17,871	17,871	—

Financial liabilities
Derivatives	158,653	—	158,653

QGOG Constellation S.A.

	December 31, 2011
	Fair value	Quoted prices for identical assets or liabilities (Level 1)	Other observable inputs for assets and liabilities (Level 2)
Financial assets
Cash equivalents	183,698	183,698	—
Short-term investments	138,672	138,672	—
Restricted cash	26,325	26,325	—

Financial liabilities
Derivatives	133,710	—	133,710

Financial instruments fair value measurement

The Group assessed the evaluation of financial assets and liabilities in relation to its market values or its effectiveness recoverable amount, using available information and best practices and methodologies of market valuations for each situation. Market data information interpretation about methodologies choice requires a higher level of judgment and establishment of reasonable estimate to achieve the fair value. Consequently, the estimate presented may not indicate, necessarily, the amounts that maybe obtained in current market. The use of different hypothesis to calculation of fair values can result in significant effect in obtained values.

The method used to assess the fair value of the derivatives, represented exclusively by interest rate swaps, was obtained by inputs that are observable or can corroborate the observation of market data by correlation or other means for substantially every part of the asset or liability.

For securities that has quoted price in active markets (Project Bond), the fair value is equal to its last quoted price at the balance sheet closing date obtained from Bloomberg, multiplied by the number of notes in circulation.

For contracts where the current conditions are similar to those in which they originated or that do not have parameters for quotation or contract, fair values are similar to its carrying amounts. In the evaluation carried out for the purpose of determining the fair value of assets and liabilities measured at amortized cost method, it was not considered the applicability of this adjustment, highlighting the following reasons:

•	Trade and other receivables and payables: very short term of maturity; and

•

Loans and financing (other than the senior notes issued by QGOG Atlantic / Alaskan Rigs Ltd) and related parties: the fact that fair value information has not been disclosed for these instruments because fair value cannot be measured reliably.

c)	Financial risk management

The Group is exposed to liquidity risk, credit risk and market risk. Management believes that the Group’s principal market risk exposure is to interest rate risk, as discussed below.

QGOG Constellation S.A.

Liquidity risk

Ultimate responsibility for liquidity risk management rests with the Board of directors, which has built a liquidity risk management framework for the management of the Group’s short and long-term funding and liquidity management requirements. The Group manages liquidity risk by a combination of maintaining adequate reserves, banking facilities and reserve borrowing facilities (Note 12) by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The Group cultivates relationships with specific lenders and continually monitors its funding needs together with these lenders. The Group manages the majority of its long term financing on a project-by-project basis. Such financing is arranged as required to support the Group’s operations and growth.

As of September 30, 2012, the Group presents working capital deficiency in the amount of US$575,974 (US$1,090,080 as of December 31, 2011), mainly as a result of investments during the last 2 years in onshore and offshore rigs and drillship equipment. The Group strategy in relation to this working capital deficiency is described in Note 1.

The following table details the Group’s liquidity analysis for its non-derivative financial liabilities and related derivative financial instruments. The table has been drawn up based on the undiscounted contractual cash inflows and outflows for the financial instruments. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves at the end of the reporting period:

Period	Loans and financing	Derivatives	Trade payables	Related parties	Total

Next 3 months of 2012	585,363	15,217	27,651	6,430	634,661
2013	728,055	53,340	—	—	781,395
2014	547,021	37,982	—	—	585,003
2015	469,592	25,020	—	—	494,612
2016	379,158	15,144	—	—	394,302
2017	520,987	6,626	—	—	527,613
After 2017	468,461	1,829	—	361,928	832,218

Total	3,698,637	155,158	27,651	368,358	4,249,804

Credit risk

Credit risk refers to the risk that counter-party will default on its contractual obligations resulting in financial loss to the Group. Financial instruments that potentially subject the Group to concentrations of credit risk are primarily cash and cash equivalents, trade receivables and receivables from related parties. It is the Group’s practice to place its cash and cash equivalents in time deposits at commercial banks with high credit ratings or at mutual funds, which invest exclusively in high quality money market instruments. The Group limits the amount of exposure to any one institution to minimize its exposure to credit risk.

QGOG Constellation S.A.

The Group has a concentration of trade receivables with Petrobras, which is the Group’s main customer. Management considers that the credit risk arising from this concentration is minimal as Petrobras is a government controlled entity with a history of full payment, and of being respectful of contractual rights.

Interest rate risk

The Group is exposed to interest rate risk because entities in the Group borrow funds at both fixed and floating interest rates. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of interest rate swap contracts. The Group is exposed to fluctuations in US$ LIBOR interest rates charged on its loans and financings as reported in Note 15. As discussed in Note 15, the Group manages this interest rate risk by taking out variable-to-fixed interest rate swaps. As a result of the swaps in place at the balance sheet date, the Group’s exposure to changes in interest rate expense as a result of fluctuations in US$ LIBOR is in respect of changes in fair values of the respective interest rate swaps. As discussed in Note 15, these interest rates swaps are held at fair value in the balance sheet. The fair value of these instruments is affected by factors including market expectations for future changes to US$ LIBOR. Changes to these expectations affect the value of the swaps of the Group and its subsidiaries, producing effects in the statement of operations unless such changes are capitalized.

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period and considers the effects of an increase or decrease of 0.1 basis point on outstanding loans and financing and the effects of either an increase or a decrease of 0.1 basis point in the interest curve (Libor), and its impacts in the swaps mark to market on the date of the consolidated interim financial information. For floating rate liabilities (US$ LIBOR + spread), the analysis is prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole period. A 0.1 basis point increase or decrease in US$ LIBOR is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If the US$ LIBOR had been 0.1 basis point higher/lower and all other variables were held constant, the Group’s:

•

Profit for the three month period ended September 30, 2012 would increase/ decrease by US$894 (US$20 for the same period ended in 2011) and for the nine month period ended September 30, 2012 would increase/ decrease by US$964 (US$47 for the same period ended in 2011). This mainly attributable to the Group’s exposure to interest rates on its variable rate borrowings (US$ LIBOR plus spread); and

•

Other comprehensive income (loss) for the three month period ended September 30, 2012 would decrease/increase by US$723 (US$228 for the same period ended in 2011) and for the nine month period ended September 30, 2012 would decrease/increase by US$933 (US$228 for the same period ended in 2011), mainly as a result of the changes in the fair value of the cash flow hedges.

QGOG Constellation S.A.

d)	Capital management

The Group manages its capital structure, which consists of the relation between financial debt and shareholders’ equity in accordance with best market practices, as follows:

	September 30, 2012	December 31, 2011

Loans and financings (a)	3,336,180	2,440,522
Cash transactions (b)	(410,635)	(353,935)

Net debt	2,925,545	2,086,587

Shareholders’ equity (c)	1,237,592	1,122,436

Net debt ratio [(a) + (b)] ÷ [(a) + (b) + (c)]	70%	65%

(a)	Consider all loans and financings.
(b)	Includes cash and cash equivalents, short-term investments and restricted cash.
(c)	Includes all shareholders’ equity accounts managed as capital.

23.	INSURANCE

As of September 30, 2012 and December 31, 2011, major assets or interests covered by insurance and respective amounts are summarized below:

	September 30, 2012	December 31, 2011

Civil liability	1,969,699	1,401,324
Operating risks	5,661,044	4,086,175
Operational headquarter and others	9,652	8,930

The Group has insurance coverage for assets subject to risks in amounts considered sufficient by Management to cover possible losses, considering the nature of its activities.

24.	PENSION PLAN

QGOG Constellation, through its subsidiary QGOG, offers a private defined contribution pension plan to all employees and management. Under the plan, up to 12% of the monthly salary is contributed by the employee and up to 6.5% by the employer, according to their seniority level. The plan is managed by Bradesco Vida e Previdência under two regimes: progressive and regressive. When employees choose to abandon the plan before the end of payments, the contributions still payable are reduced to the amount already paid by QGOG. The QGOG’s only obligation to the Pension Plan is to make its specified contributions.

QGOG Constellation S.A.

The amount of US$297 recognized in the account “Payroll and related taxes” for the three month period ended September 30, 2012 (US$86 for the same period ended in 2011) and the amount of US$1,054 for the nine month period ended September 30, 2012 (US$701 or the same period ended in 2011), refers to contributions payable by QGOG at rates specified by the rules of these plans.

25.	ADDITIONAL INFORMATION ON CASH FLOWS

	For the nine month period ended September 30,
	2012	2011
Non-cash investing activities:
Recognition of accrued costs of drilling rigs and drillships under construction	—	446,612
Borrowing costs capitalized, net of hedging adjustments	52,180	34,821

	52,180	481,433

26.	SEASONALITY

There is no seasonality impact over the Company’s charter and drilling services.

27.	SUBSEQUENT EVENTS

Corporate Bond

On November 9, 2012, the Company has issued Senior Unsecured Notes in the amount of US$700 million (US$ 683.3 million net of commissions and expenses). The Senior Unsecured Notes will bear an interest rate at 6.25%p.a., which the Company will pay semi-annually on May and November of each year, beginning in May, 2013. The Senior Unsecured Notes will mature on November, 2019.

The Senior Unsecured Notes will be guaranteed on a senior unsecured basis by Constellation. In addition, the Company established an interest reserve account in favor of the collateral agent, which was fully funded in an amount sufficient to provide for the payment of the next two succeeding interest payments.

The Company intends to use the net proceeds from the Senior Unsecured Notes to repay certain of the guarantor’s outstanding working capital loans with any excess proceeds being used for general corporate purposes.

QGOG Constellation S.A.

Samsung Letter of Intent

On August 15, 2012, the Company executed a letter of intent with Samsung, which provides an option to enter into two Engineering, Procurement, Construction and Integration contracts (“EPC contracts”) by November 15, 2012 for the construction and delivery of two ultra-deepwater drillships to be delivered by December 2014 and March 2015, respectively. Under the letter of intent, the Company has the right to extend the date on which it enters into the second EPC contract by a period of up to one month, so long as the Company enters into the first EPC contract by November 15, 2012.

On November 14, 2012, the Company exercised its option to enter into a contract with Samsung to design, construct, build, complete and deliver an ultra-deepwater drillship. According to the payment schedule, the Company paid 10% of the contract price as a first installment, and will pay 20% of the contract price as a second installment and 70% of the contract price upon delivery. The Company expects that Samsung will deliver this ultra-deepwater drillship by December 2014. The total amount of the contract price is US$ 554,450.

Laguna Star Drillship

The Laguna Star drillship commenced operations on November 20, 2012.

QGOG Constellation S.A.

Combined Financial Statements as of

December 31, 2011 and 2010 and for

the Three Years Ended December 31, 2011

and Report of Independent Registered Public

Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Av. Presidente Wilson, 231 - 22º Rio de Janeiro - RJ - 20030-905 Brasil Tel: + 55 (21) 3981-0500 Fax: + 55 (21) 3981-0600 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

QGOG Constellation S.A.

Luxembourg

We have audited the accompanying combined statements of financial position of QGOG Constellation S.A. (the “Company”) as of December 31, 2011 and 2010, and the related combined statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These combined financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
In our opinion, such combined financial statements present fairly, in all material respects, the financial position of QGOG Constellation S.A. as of December 31, 2011 and 2010, and the combined results of its operations and its combined cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards - IFRS, as issued by the International Accounting Standards Board - IASB.

As discussed in Note 31, the Company has restated its financial statements as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011.

/s/ DELOITTE TOUCHE TOHMATSU
Rio de Janeiro, Brazil
August 23, 2012

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.	F-48

QGOG CONSTELLATION S.A.

COMBINED STATEMENT

OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 AND 2010

(in thousands of U.S. dollars)

	Note	2011	2010
		(As restated)	(As restated)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	6	188.938	84.301
Short-term investments	7	138.672	8.544
Restricted cash	8	26.325	29.602
Trade and other receivables	9	57.827	93.300
Inventories	10	69.964	49.465
Deferred mobilization costs		7.962	5.094
Recoverable taxes	24.a	1.114	7.839
Receivables from related parties	11	360	629
Derivatives	18	—	1.237
Deferred taxes		163	23
Other current assets		16.388	14.053

		507.713	294.087

NON-CURRENT ASSETS
Receivables from related parties	11	173.585	110.477
Deferred mobilization costs		29.912	20.429
Derivatives	18	—	7.416
Interests in joint ventures	12	22.981	20.507
Other non-current assets		6.944	4.695
Deferred taxes		365	10
Property, plant and equipment, net	13	3.992.601	3.220.909

		4.226.388	3.384.443

TOTAL ASSETS		4.734.101	3.678.530

(continues)

QGOG CONSTELLATION S.A.

COMBINED STATEMENT

OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 AND 2010

(in thousands of U.S. dollars)

	Note	2011	2010
		(As restated)	(As restated)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Loans and financing	15	731.190	769.545
Accrued liabilities	14	722.536	69.646
Payroll and related charges		36.101	20.134
Derivatives	18	30.806	22.189
Trade and other payables		27.900	16.998
Deferred mobilization revenue		13.801	6.422
Payables to related parties	11	4.278	41.257
Taxes payables	24.b	2.988	1.329
Provisions	16	8.468	39.808
Other current liabilities		19.725	14.486

		1.597.793	1.001.814

NON-CURRENT LIABILITIES
Loans and financing	15	1.709.332	1.236.804
Payables to related parties	11	130.639	98.411
Derivatives	18	102.904	76.158
Deferred mobilization revenue		49.871	25.591
Deferred income taxes	24.c	9.415	12.159
Other non-current liabilities		11.711	616

		2.013.872	1.449.739

TOTAL LIABILITIES		3.611.665	2.451.553

SHAREHOLDER’S EQUITY
Capital	19	131.045	130.987
Share premium	19	395.082	395.082
Other reserves		(5.322)	27.670
Retained earnings		627.904	673.238

Equity attributable to the owners of the Group		1.148.709	1.226.977
Non-controlling interest		(26.273)	—

		1.122.436	1.226.977

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4.734.101	3.678.530

The accompanying notes are an integral part of these combined financial statements.

QGOG CONSTELLATION S.A.

COMBINED STATEMENT OF OPERATIONS

FOR THE THREE YEARS ENDED DECEMBER 31, 2011

(in thousands of U.S. dollars, except for the loss per thousand shares)

	Note	2011	2010	2009
		(As restated)	(As restated)	(As restated)

NET OPERATING REVENUE	20	586.331	346.765	156.558

COSTS OF SERVICES	21	(466.146)	(264.454)	(141.186)

GROSS PROFIT		120.185	82.311	15.372

General and administrative expenses	21	(29.788)	(24.699)	(19.962)
Other income	22	707	942	3.407
Other expenses	22	(12.003)	(35.203)	(19.288)

OPERATING PROFIT (LOSS)		79.101	23.351	(20.471)

Financial income	23	3.419	3.564	2.601
Financial cost	23	(121.926)	(79.897)	(34.568)

FINANCIAL COSTS, NET		(118.507)	(76.333)	(31.967)

Share of results of joint ventures	12	1.028	6.195	6.815

LOSS BEFORE TAXES		(38.378)	(46.787)	(45.623)

Taxes	24.d	(5.146)	1.459	946

LOSS FOR THE YEAR		(43.524)	(45.328)	(44.677)

Loss attributed to the owners of Group		(39.713)	(45.328)	(44.677)
Loss attributed to non-controlling interest		(3.811)	—	—

Loss per share
Basic	19	(0,71)	(0,81)	(0,80)
Diluted	19	(0,71)	(0,81)	(0,80)

The accompanying notes are an integral part of these combined financial statements.

QGOG CONSTELLATION S.A.

COMBINED STATEMENT OF COMPREHENSIVE LOSS

FOR THE THREE YEARS ENDED DECEMBER 31, 2011

(in thousands of U.S. dollars)

	Note	2011	2010	2009
		(As restated)	(As restated)	(As restated)

LOSS FOR THE YEAR		(43.524)	(45.328)	(44.677)

OTHER COMPREHENSIVE INCOME (LOSS)
Cash flow hedge fair value adjustments	18	(49.916)	—	—
Currency translation differences		(5.538)	2.254	21.123

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(98.978)	(43.074)	(23.554)

Loss attributed to the owners of the Company		(72.705)	(43.074)	(23.554)
Loss attributed to non-controlling interest		(26.273)	—	—

The accompanying notes are an integral part of these combined financial statements.

QGOG CONSTELLATION S.A.

COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE YEARS ENDED DECEMBER 31, 2011

(in thousands of U.S. dollars)

						Other reserves			Shareholders’	Shareholders’
	Note	Constellation Oveseas Ltd. Capital	QGOG Constellation S.A. Capital	Total capital	Share Premium	Cash flow hedges fair value adjustments	Currency Translations	Retained Earnings	equity attributable to the owners of the Company	equity attributable to non- controlling interest	Total of Shareholders equity

BALANCE AS OF JANUARY 1, 2009 (as originally reported)		105.394	—	105.394	—	—	4.293	753.727	863.414	—	863.414

Error adjustment	32	—	—	—	—	—	—	(775)	(775)	—	(775)

RESTATED BALANCE AS OF JANUARY 1, 2009		105.394	—	105.394	—	—	4.293	752.952	862.639	—	862.639

Loss for the year		—	—	—	—	—	—	(44.677)	(44.677)	—	(44.677)
Other comprehensive income for the year		—	—	—	—	—	21.123	—	21.123	—	21.123
Total comprehensive loss for the year		—	—	—	—	—	21.123	(44.677)	(23.554)	—	(23.554)
Shareholders’ contribution	19	—	—	—	—	—	—	19.218	19.218	—	19.218

BALANCE AS OF DECEMBER 31, 2009 (as restated)		105.394	—	105.394	—	—	25.416	727.493	858.303	—	858.303

Loss for the year		—	—	—	—	—	—	(45.328)	(45.328)	—	(45.328)
Other comprehensive income for the year		—	—	—	—	—	2.254	—	2.254	—	2.254
Total comprehensive loss for the year		—	—	—	—	—	2.254	(45.328)	(43.074)	—	(43.074)
Capital increase as of June 15, 2010 - issuance of 10,869,909 shares	19	25.593	—	25.593	404.407	—	—	—	430.000	—	430.000
Transaction costs on the issuance of shares	19	—	—	—	(9.325)	—	—	—	(9.325)	—	(9.325)
Shareholders’ contribution	19	—	—	—	—	—	—	28.783	28.783	—	28.783
Distribution to shareholders	19	—	—	—	—	—	—	(37.710)	(37.710)	—	(37.710)

BALANCE AS OF DECEMBER 31, 2010 (as restated)		130.987	—	130.987	395.082	—	27.670	673.238	1.226.977	—	1.226.977

Loss for the year		—	—	—	—	—	—	(39.713)	(39.713)	(3.811)	(43.524)
Other comprehensive loss for the year		—	—	—	—	(27.454)	(5.538)	—	(32.992)	(22.462)	(55.454)
Total comprehensive loss for the year		—	—	—	—	(27.454)	(5.538)	(39.713)	(72.705)	(26.273)	(98.978)
Capital increase as of August 30, 2011 - issuance of 400,000 shares			58	58	—	—	—	—	58	—	58
Distribution to shareholders	19	—	—	—	—	—	—	(5.621)	(5.621)	—	(5.621)

BALANCE AS OF DECEMBER 31, 2011 (as restated)		130.987	58	131.045	395.082	(27.454)	22.132	627.904	1.148.709	(26.273)	1.122.436

The accompanying notes are an integral part of these combined financial statements.

QGOG CONSTELLATION S.A.

COMBINED STATEMENT OF CASH FLOWS

FOR THE THREE YEARS ENDED DECEMBER 31, 2011

(in thousands of U.S. dollars)

	Note	2011	2010	2009
		(As restated)	(As restated)	(As restated)
CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the year		(43.524)	(45.328)	(44.677)

Adjustments for:
Recognition of mobilization revenues		(9.916)	(4.045)	(635)
Recognition of mobilization costs		6.216	2.954	—
Depreciation of property, plant and equipment	13,21	131.328	90.621	49.480
Gain on disposals of property, plant and equipment		(369)	(726)	(1.189)
Share of results of joint ventures	12	(1.028)	(6.195)	(6.815)
Provisions for penalties	16,22	10.796	35.037	17.309
Financial charges on loans and financings	23	60.012	25.865	24.711
Financial expenses (income) from related parties, net	23	15.387	6.102	(169)
Derivative contracts	18,23	40.753	41.215	1.196
Other financial expenses (income), net	23	2.355	3.152	6.229
Taxes	24.d	5.146	(1.459)	(946)

		217.156	147.193	44.494
Changes in working capital:
(Increase)/decrease in short-term investments		(131.763)	27.627	(15.161)
(Increase)/decrease restricted cash		3.277	(29.602)	—
(Increase)/decrease in trade and other receivables		32.835	(49.851)	(30.748)
(Increase) in inventories		(24.142)	(14.689)	(16.672)
(Increase)/decrease in recoverable taxes		6.550	(1.487)	591
(Increase)/decrease in deferred mobilization costs		(18.567)	(16.406)	(12.071)
(Increase)/decrease in deferred taxes over mobilization revenue		(495)	23	23
(Increase) in other assets		(5.420)	(8.324)	(3.771)
Increase in payroll and related charges		20.401	4.701	6.843
Increase in trade and other payables		13.496	4.693	10.964
Decrease in payables to related parties		(5.094)	(173)	(361)
Increase (decrease) in taxes payables		1.850	199	(76)
Increase (decrease) in provisions		(42.136)	(12.546)	8
Increase (decrease) in deferred mobilization revenue		41.575	19.322	16.517
Increase (decrease) in other liabilities		8.347	8.717	(9.872)

Net cash generated by (used in) operating activities		117.870	79.397	(9.292)

CASH FLOWS FROM INVESTING ACTIVITIES

Loans to related parties	11	(48.323)	(103.014)	—
Advances to suppliers relating to equipment under construction	13	—	(212.615)	—
Acquisition of property, plant and equipment		(230.194)	(485.135)	(394.331)
Proceeds from sales of property, plant and equipment	22	707	892	3.168

Net cash used in investing activities		(277.810)	(799.872)	(391.163)

CASH FLOW FROM FINANCING ACTIVITIES

Payments to related parties	11	(11.201)	(6.280)	—
Loans from related parties	11	17.288	95.677	—
Proceeds from loans and financing, net of transactions costs and debt discount	15	1.752.005	608.393	539.981
Interest paid on loans and financing	15	(75.743)	(59.846)	(32.000)
Cash payments on derivative contracts	18	(54.509)	(29.323)	(3.097)
Repayment of principal on loans and financing	15	(1.322.187)	(318.818)	(156.386)
Capital increase	19	58	420.675	—
Contributions from (distributions to) shareholders	19	(43.331)	28.783	19.218

Net cash generated by financing activities		262.380	739.261	367.716

Increase (decrease) in cash and cash equivalents		102.440	18.786	(32.739)

Cash and cash equivalents at beginning of year		84.301	63.074	88.356
Effects of exchange rate changes on the balance of cash held in the foreign currencies		2.197	2.441	7.457

Cash and cash equivalents at end of year	6	188.938	84.301	63.074

The accompanying notes are an integral part of these combined financial statements.

QGOG CONSTELLATION S.A.

NOTES TO THE COMBINED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2011

(Expressed in thousands of US dollars - US$, unless otherwise stated)

1.	GENERAL INFORMATION

The combined financial statements include the QGOG Constellation S.A and Constellation Overseas Ltd. and its subsidiaries (“the Group”).

•

QGOG Constellation S.A., (“QGOG Constellation” or “the Company”) was incorporated in Luxembourg in August 30, 2011 as a “société anonyme”. The Company has its registered address at 40, Avenue Monterey, L-2163 Luxembourg.

•

Constellation Overseas Ltd. (“Constellation”) was incorporated on April 7, 2006 in the British Virgin Islands and operates under the jurisdiction thereof. The address of the registered office is Vanterpool Plaza, 2nd floor Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

QGOG Constellation S.A and Constellation Overseas Ltd. are directly controlled by members of the Queiroz Galvão family.

QGOG Constellation S.A.

QGOG Constellation’s objective is to hold investments in Luxembourg or foreign enterprises; to acquire any securities and rights through participation, contribution, underwriting firm purchase or option, negotiation or in any other way and namely to acquire patents and licenses, and other property, rights and interest in property as the Company shall deem fit, and generally to hold, manage, develop, sell or dispose of the same, in whole or in part, for such consideration as the Company may think fit, and in particular for shares or securities of any company purchasing the same; to enter into, assist or participate in financial, commercial and other transactions, and to grant to any holding company, subsidiary, or fellow subsidiary, or any other company associated in any way with the Company, or the said holding company, subsidiary or fellow subsidiary, in which the Company has a direct or indirect financial interest, any assistance, loans, advances or guarantees; to borrow and raise money in any manner and to secure the repayment of any money borrowed; and finally, to perform any operation which is directly or indirectly related to its purpose.

In May 2012, in connection with a corporate reorganization, QGOG Constellation changed its share capital from 400,000 ordinary shares with a nominal value of €40 to 50,000 common shares with a nominal value of US$50. On the same date, in exchange for the contribution of Constellation, QGOG Constellation issued 55,582,446 common shares with a nominal value of US$1 per share, representing an exchange ratio of one common share of QGOG Constellation for each share of Constellation. As a result, QGOG Constellation S.A. owns indirectly Constellation Overseas and all of the charter and drilling services operations controlled by the Company’s shareholders through five wholly-owned sub-holdings. Since QGOG Constellation and Constellation are under common control, this transaction was recorded using the historical book value of Constellation’s assets and liabilities.

QGOG Constellation S.A.

QGOG Constellation is in process of implementing the second stage of the corporate reorganization which is related to its directly wholly owned subsidiaries. This restructuring will not result in any impact to the Company’s consolidated financial statements. Following is a description of such directly wholly owned sub-holdings:

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QGOG Star GmbH, an entity organized under the laws of Switzerland, which wholly-owns Constellation Overseas Ltd.. Constellation currently wholly-owns, directly and indirectly, the entities which charter and operate onshore and offshore drilling rigs to oil and gas exploration companies.

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Arazi S.à.r.l, currently a wholly-owned subsidiary of Constellation, is an entity organized under the laws of Luxembourg, which holds investments in the following Floating, Production, Storage and Offloading - FPSO vessels: FPSO Capixaba, FPSO Cidade de Ilhabela and FPSO Cidade de Paraty. This entity will be directly owned by QGOG Constellation.

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Constellation Netherlands B.V., an entity organized under the laws of the Netherlands on April, 2012, which will indirectly wholly-own the entities that are party to Constellation’s offshore charter agreements with Petróleo Brasileiro S.A. (“Petrobras”), excepted the agreements related to Eiffel Rigde C.V.(Lone and Gold offshore drilling rigs).

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Centaurus S.ar.l., currently a wholly-owned subsidiary of Constellation, is an entity organized under the laws of Luxembourg, which wholly-owns Eiffel Ridge C.V. an entity that is party to Constellation’s offshore charter agreements with Petrobras related to Lone and Gold offshore drilling rigs.

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Angra Participações B.V, (“Angra”) an entity organized under the laws of Netherlands on May 12, 2012, which will hold a 15% equity interest in three Special Purpose Entities, each with an ultra-deepwater semi-submersible rigs (Urca, Bracuhy and Mangaratiba) in partnership with Sete Brasil.

The corporate reorganization is driven by improved corporate governance structure and tax efficiency.

The QGOG Constellation’s fiscal year is from January 1 to December 31, except for its first year, which started at August 30, 2011, the incorporation date.

Constellation Overseas Ltd

The Constellation and its subsidiaries are authorized to: (a) hold interests in other companies; and (b) acquire, charter and operate drilling equipment and ships.

The Constellation has investments in subsidiaries that charter and operate onshore and offshore drilling rigs for exploration and production companies operating in Brazil. Currently, the Group charters rigs mainly to Petrobras, and also to OGX Maranhão Petróleo e Gás Ltda. and HRT O&G Exploração e Produção de Petróleo Ltda. (“exploration and production companies”).

QGOG Constellation S.A.

The Group’s fleet of assets is currently comprised of:

Assets	Type	Start of operations

QG-I	Onshore drilling rig	1981
QG-II	Onshore drilling rig	1981
QG-III	Onshore drilling rig	1987
QG-IV	Onshore drilling rig	1996
QG-V(1)	Onshore drilling rig	2011
QG-VI	Onshore drilling rig	2008
QG-VII	Onshore drilling rig	2008
QG-VIII(1)	Onshore drilling rig	2011
QG-IX(1)	Onshore drilling rig	2011
Alaskan Star(2)	Offshore drilling rig	1994
Atlantic Star(3)	Offshore drilling rig	1996
Olinda Star (4)	Offshore drilling rig	2009
Gold Star (5)	Offshore drilling rig	2010
Lone Star(1)	Offshore drilling rig	2011
Alpha Star(1)	Offshore drilling rig	2011
Amaralina Star (6)	Drillship	Under Construction
Laguna Star (6)	Drillship	Under Construction

(1)	The start of charter and operation of drilling rigs in 2011 began in the following months: on April - Lone Star, QG-V, QG-VIII and QG-IX; and on July - Alpha Star.
(2)	From the beginning of July 2010 until the end of November 2010 the Alaskan Star rig was offline for upgrade. Operation and charter restarted in December 2010.
(3)	In July 2010, the Atlantic Star rig had an incident with no damage to the structure of the platform or loss of the equipment involved. The rig management was able to take advantage of the resulting interruption to operations to bring forward to October 2010 an upgrade which previously had been scheduled for a later period. The upgrade was concluded in February 2011.
(4)	The start of charter and operation of Olinda Star rig was in August 2009.
(5)	The start of charter and operation of Gold Star rig was in February 2010.
(6)	Amaralina Star and Laguna Star are currently under construction in partnership with Alperton Capital Limited (“Delba”) described in Note 11. Amaralina Star and Laguna Star are expected to start their operations in the last quarter of 2012.

Additionally, in January 2010, the Group entered into a consortium agreement with BWO Offshores do Brasil Ltda. (“BWO”) to operate FPSO Papaterra (P-63) which is owned by Petrobras. The Group has 40% and BWO, the leader of the consortium, holds the remaining 60%. This agreement covers the production start-up period and progressive hand-over of the operation to Petrobras. The FPSO Papaterra is expected to start its operations in the first quarter of 2013. As of December 31, 2011, the Group had not made any investments in this consortium. The Group will account for its interest in the consortium using the equity method of accounting.

QGOG Constellation S.A.

As of December 31, 2011, the Group presents negative working capital in the amount of US$1,090,080 (US$707,727 in 2010), mainly as a result of investments made during the last 2 years in onshore and offshore drilling rigs and drillship equipment. The working capital deficiency as of December 31, 2011 is principally related to accrued liabilities in the amount of US$722,536 related to the construction of the Amaralina and Laguna Star drillships (Note 14). The Group’s strategy in relation to this working capital deficiency includes a long-term debt facility which negotiation process commenced in 2011 with the banks and the loan agreements of US$943,863 signed on March 27, 2012 relating to these drillships. This debt facility has a term of up to 6 years. Given the Group’s significant backlog of US$6,922,155 (which includes US$593,080 of bonus performance) relating to existing contracts as of December 31, 2011, Management is also exploring other opportunities to obtain additional long-term financing.

Although the Group has long-term contracts, the operations are indirectly dependent upon conditions in the oil and natural gas industry and, specifically, on the exploration and production expenditures of oil and natural gas companies. The demand for charter and operate contracts for drilling and related services provided to the Group’s customers is influenced by, among other things, oil and natural gas prices, expectations about future prices, the cost of producing and delivering oil and natural gas, government regulations and local and international political and economic conditions.

Capital increase by private equity fund

On June 15, 2010, Constellation entered into a Share Subscription Agreement with CIPEF Constellation Coinvestment Fund, L.P. (Capital 1), and CIPEF V Constellation Holding, L.P. (Capital 2). Under this Agreement, Capital 1 and Capital 2 (together, “Capital”) subscribed US$430,000, before transaction costs and expenses of US$9,325, for the share capital of Constellation in exchange for a total of 19.54% of its common shares (Note 19) (the “Capital Increase”).

Consolidation of Queiroz Galvão Óleo e Gás S.A. (“QGOG”)

In connection with the Capital Increase, Constellation agreed to consolidate the oil and gas drilling operations of QGOG. The Constellation also entered into a Cost Sharing Agreement with QGOG’s parent company, Queiroz Galvão S.A. (“QG S.A.”), which required that Constellation share the costs relating to QGOG’s oil and gas drilling business activities. Prior to the date of this agreement, QGOG had been engaged in two separate businesses, (i) oil and gas exploration and production activities and (ii) oil and gas drilling business activities. These businesses have been managed and financed historically as if they were autonomous and have no more than incidental common facilities and costs. Simultaneously with the execution of this agreement, the oil and gas exploration and production assets were spun-off so that only the oil and gas drilling assets and liabilities remained in QGOG. Constellation and QGOG were under common control for all periods presented. In connection with the Capital Increase, Constellation also assumed an obligation to acquire the share capital of QGOG for US$37,710, representing the book value of the QGOG net assets after the spin-off of the oil and gas drilling assets and liabilities, for which a payable to QG S.A. was recognized on June 15, 2010.

QGOG Constellation S.A.

In September 2011, QG S.A. and Constellation (through QGOG Participaçőes S.A., its indirect wholly owned subsidiary), entered into a Share Purchase Agreement, pursuant to which Constellation purchased 49% of the outstanding common shares and 100% of the outstanding preferred shares of QGOG for R$53,154 thousand (US$32,768). In connection with this agreement, Constellation also entered into a call option agreement with QG S.A. to give Constellation the right to purchase the remaining 51% of QGOG’s common shares for R$17,836 thousand (US$10,563). Constellation advanced R$17,835 thousand (US$10,563) of this amount to QG S.A., with R$1 thousand remaining unpaid by Constellation and due upon its exercise of the option. The call option is exercisable at any time in the sole discretion of Constellation. As a result of this call option, the Constellation effectively controls QGOG.

Because Constellation and QGOG were under common control for all years presented, (i) the operations of the oil drilling business of QGOG have been retroactively consolidated in the Constellation consolidated financial statements and (ii) the payable and amounts paid to QG S.A. have been recognized as reductions in the retained earnings of the Group.

2.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

2.1.	Standards in issue but not yet effective

The Group has not adopted early the following new and revised standards and interpretations that have been issued but are not yet effective:

Standard or interpretation	Description	Effective date for annual period beginning on or after

IFRS 1 (amended)	Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	July 1, 2011
IFRS 1 (amended)	Government Loans	January 1, 2013
IFRS 7 (amended)	Disclosures - Transfers of Financial Assets	July 1, 2011
IFRS 7 (amended)	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
IFRS 9 (revised in 2010)	Financial Instruments	January 1, 2015
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 1 (amended)	Presentation of Items from Other Comprehensive Income	July 1, 2012
IAS 12 (amended)	Deferred Tax: Recovery of Underlying Assets	January 1, 2012
IAS 19 (revised in 2011)	Employee Benefits	January 1, 2013
IAS 27 (revised in 2011)	Separate Financial Statements	January 1, 2013
IAS 28 (revised in 2011)	Investments in Associates and Joint Ventures	January 1, 2013
IAS 32 (amended)	Offsetting Financial Assets and Financial Liabilities	January 1, 2014
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013

The amendments to IFRS 1 remove the fixed dates for first-time adopters, provide guidance on how an entity should resume presenting financial statements in accordance with IFRSs after a period when the entity was unable to comply with IFRSs because its functional currency was subject to severe hyperinflation and address how a first-time adopter would account for a government loan with a below-market rate of interest when transitioning to IFRSs.

QGOG Constellation S.A.

The amendments to IFRS 7 modifies the information required when financial assets are transferred in order to promote transparency and to facilitate an analysis of how the risks may affect the entity’s financial situation and also requires disclosure of information about all recognised financial instruments that are set off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation.

IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. This standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. A revised version of IFRS 9 incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss - in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss.

IFRS 10 establishes clarifications and new parameters for defining control, as well as the principles for preparing consolidated financial statements that apply to all entities (including special purpose entities or structured entities).

IFRS 11 redefines the concept of joint control, aligning with IFRS 10 and requiring that entities that are part of a joint agreement determine the type of agreement (joint operation or joint business) by evaluating their rights and obligations. The standard eliminates the possibility of proportional consolidation for joint businesses.

IFRS 12 requires certain disclosures that allow for assessing the nature of the stake held in other entities and the risks involved, as well as how these stakes affect the entity’s financial situation, financial performance, and cash flows.

IFRS 13 establishes, in a single standard, a framework for assessing the fair value of assets and liabilities, and incorporates new concepts and clarifications for this assessment. It also requires that the entities disclose certain information on the assessment of the fair value of their assets and liabilities.

The amendments to IAS 1 change the way other comprehensive income is presented.

IAS 12 is amended to provide a presumption that recovery of the carrying amount of an asset measured using the fair value model in IAS 40 Investment Property will, normally, be through sale. As a result of the amendments, SIC-21 Income Taxes - Recovery of Revalued Non-Depreciable Assets would no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC-21, which is accordingly withdrawn.

The amendments to IAS 19 revise requirements for pensions and other post-retirement benefits, termination benefits and other changes.

IAS 27 is amended for confirming changes based on the issuance of IFRS 10. The IAS 27 revised in 2011 refers only to separate financial statements.

QGOG Constellation S.A.

IAS 28 is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

The amendments to IAS 32 clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts, the unit of account for applying the offsetting requirements.

IFRIC 20 is an interpretation that clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognised as an asset, how the asset is initially recognised, and subsequent measurement. These interpretation requires stripping activity costs which provide improved access to ore are recognised as a non-current stripping activity asset when certain criteria are met. The stripping activity asset is depreciated or amortised on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity, using the units of production method unless another method is more appropriate.

The Group’s management is still assessing the impact of these pronouncements and interpretations on its combined financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of the financial statements are described below. These policies have been applied consistently for all reporting periods.

3.1.	Statements of compliance

The combined financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

3.2.	Basis of preparation of combination and consolidation

Combination

As described in Note 1, in May 2012, the Company’s controlling shareholders completed a corporate restructuring resulting in Constellation becoming a wholly owned indirect subsidiary of QGOG Constellation. This corporate restructuring was accounted for at historical cost as QGOG Constellation and Constellation are under common management and control. These financial statements have been prepared by combining the historical financial statements of QGOG Constellation S.A. and the consolidated financial statements of Constellation Overseas Ltd and its subsidiaries.

QGOG Constellation S.A.

Consolidation

The combined financial statements incorporate QGOG Constellation and the operations of Constellation Overseas Ltd. and its controlled entities, and, as described in Note 1, the oil drilling operations of QGOG since the Constellation and QGOG were under common control for all years presented. Control is achieved where the Constellation has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

All intra-group transactions, balances, income and expenses are eliminated in consolidation.

For purposes of the retrospectively consolidating the oil drilling business of QGOG, the following assets, liabilities, revenue, expenses and cash flows were carved-out from QGOG’s historical financial statements for periods prior to the restructuring of QGOG as described in Note 1.

a)	Assets consisting mainly of trade receivables, inventories, and property, plant and equipment;

b)	Liabilities consisting mainly of trade and salaries payable;

c)	Net operating revenue relating to the onshore drilling rigs services agreements with Petrobras;

d)	Costs of services relating to staff, materials and maintenance;

e)	Operating expenses that are recorded and controlled in specific cost centers in QGOG’s historical accounting records; and

f)	Cash flows consisting of specifically identified transactions based on the historical accounting records.

3.3.	Functional currency

The financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the respective entity operates (the “functional currency”). The functional currency of Constellation and the majority of its subsidiaries is the U.S. Dollar since majority of the revenues and costs, debt and capital expenditures are denominated in this currency. The combined financial statements are presented in U.S. Dollars, which is the presentation currency of the Group.

The QGOG Constellation has determined that the Euro (“€”) is its functional currency since the Company’s assets and liabilities are denominated in Euro.

Additionally, the Group has determined that the Brazilian real is the functional currency of QGOG, QGOG Participações, Tarsus and Manisa, since these Companies operations are located in Brazil and the majority of the operations are denominated in the Brazilian real. Consequently, in preparing these consolidated and combined financial statements, Management has translated the financial statements of these companies into US Dollars as follows:

•	The assets and liabilities for each balance sheet presented are translated at the closing rate on the respective balance sheet date;

QGOG Constellation S.A.

•

Income and expenses for each statement of operations are translated at exchange rates at the dates of the transactions; for this purpose, average monthly exchange rates are used as they approximate the exchange rates in force on the transaction dates; and

•	Shareholders’ equity accounts are translated using historical exchange rates.

All resulting exchange differences on currency translation differences are recognized as a separate component of other comprehensive income.

In preparing the financial statements, transactions in currencies other than the respective entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary and non-monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Currency translation differences of monetary items are recognized in profit or loss in the period in which they arise.

3.4.	Reportable segments

Management has concluded that the Group operates in a single segment, the oil and gas drilling services segment. The Group operates in one geographical area, Brazil. Additionally, net revenue is mainly from transactions with one customer, Petrobras.

3.5.	Current and noncurrent assets and liabilities

Current and noncurrent assets and liabilities are stated at realizable value and settlement amounts, respectively, and include inflation adjustments or exchange rate changes, and income earned and charges incurred, when applicable, recognized on a pro rata basis through the balance sheet date.

3.6.	Inventories

Inventories refer basically to materials to be used in the operations of the rigs and are recorded at the lower of cost and net realizable value. Costs of inventories are determined using average cost.

3.7.	Property, plant and equipment (“PP&E”)

All property, plant and equipment is carried at cost less accumulated depreciation. Property, plant and equipment consist primarily of offshore and onshore drilling rigs and related equipment.

The equipment under construction is constructed by a third party shipyard and the related cost is recognized as PP&E cost, in accordance with the actual construction costs. A provision for corresponding unbilled costs from the shipyard and suppliers is recorded as an accrued liability.

Borrowing costs are capitalized on equipment under construction.

QGOG Constellation S.A.

Repair and maintenance costs related to periodic overhauls of drilling units are capitalized, when the economic benefits associate with the item inflow to the Group and the cost can be measured reliable. These costs are depreciated over the period extending to the next overhaul. Related costs are comprised mainly of shipyard costs and the costs of employees directly involved in the related project. All other repairs and maintenance are charged to the statement of operations during the financial period in which they are incurred.

The carrying values of these assets are based on estimates, assumptions and judgments relating to capitalized costs, useful lives and residual values of the rigs. These estimates, assumptions and judgments reflect both historical experience and expectations regarding future industry conditions and operations. The Group computes depreciation using the straight-line method, taking into account the respective residual values of the related assets. When significant parts of an item of property, plant and equipment have different useful lives, those components are accounted for as separate items of property, plant and equipment. At the end of each year, the Group reviews the estimated useful lives and residual values of the property, plant and equipment.

3.8.	Impairment of long-lived assets

Assets that are subject to depreciation are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than have been impaired are reviewed for possible reversal of the impairment at each balance sheet date.

Recoverable amounts are determined based on discounted cash flows calculations. These calculations require the use of estimates.

No impairment losses on long-lived assets have been recognized by the Group for the year presented.

QGOG Constellation S.A.

3.9.	Cash and cash equivalents

Consists primarily of cash balances and cash investments measured at fair value through profit and loss. These cash investments have original maturities of three months or less with immediate liquidity, and are subject to an insignificant risk of changes in value.

3.10.	Short-term investments

Consists primarily of short-term investments classified at fair value through profit and loss. These investments have maturities of more than three months, or with no fixed time for redemption.

3.11.	Investments in joint ventures

For investments in joint ventures, the Group applies the equity method of accounting. Under the equity method of accounting, an investment is initially recognized at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income (loss) of these joint ventures. When the Group’s share of losses of a joint ventures exceeds the Group’s interest in that joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures.

The requirements of IAS 36 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s joint ventures. When necessary, the entire carrying amount of the joint ventures is tested for impairment in accordance with IAS 36 Impairment of Assets, as a single asset by comparing its recoverable amount (higher of value in use, measured by the discounted cash flow, and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the joint ventures. The reversal of an impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the joint ventures subsequently increases, other than where that impairment loss relates to goodwill. No impairment losses have been recognized on the Group’s investments in joint ventures.

When a Group entity transacts with a joint ventures, profit and losses resulting from the transactions with the joint ventures are recognized in the Constellation’s consolidated financial statements only to the extent of interests in the joint ventures that are not related to the Group.

3.12.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Contingent risks assessed as “possible loss” are disclosed by Management but not recorded in a specific account.

QGOG Constellation S.A.

3.13.	Revenue recognition

The charter and operation revenues are recognized when the respective services are rendered based on the contracted day rates and the number of operating days during the period. Some of the charter and drilling agreements include uptime bonus payments depending on performance criteria established in the respective agreements. The Company recognizes the bonus revenues in the same period in which the Company meets the contractual criteria, renders the related services for which the specific performance criteria is met, and is preapproved by the customer. The Group may also earn revenues for the preparation and mobilization of equipment and personnel. Mobilization revenues and costs are deferred and recognized on a straight-line basis over the period which the related charter and operation services are rendered, which is consistent with the general pace of activity, level of services being provided and day rates being earned over the life of the related contract.

Revenue is shown net of the related sales taxes after eliminating intercompany sales.

3.14.	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

3.15.	Current and deferred income tax and social contribution in the period

The provision for income tax and social contribution is based on taxable profit for the year. The taxable profit differs from profit in the income statement because it excludes revenues or expenses taxable or deductible in other years, and excludes non-taxable or non-deductible items. The provision for income tax and social contribution is calculated for each company of the Group based on the rates prevailing at year end according to the respective tax law in each jurisdiction.

Deferred taxes are recognized for temporary differences and tax loss carryforwards, when applicable. Deferred income tax and social contribution are recognized up to the amounts for which recovery is considered as probable.

3.16.	Financial instruments

Financial assets and liabilities

The financial assets and liabilities are initially recognized at their fair value plus the costs directly attributable to their purchase or issue. Subsequent to initial recognition, the financial non-derivative assets and liabilities are measured as of each balance sheet date according to their classification, which is defined upon initial recognition based on the purposes for which they were acquired or issued, as described below:

i.	Financial assets measured at fair value through profit or loss: these include financial assets acquired for sale (acquired primarily to be sold in the short term or settled against to loan or financing), or designated upon initial recognition at fair value through profit and loss. Interest, monetary and exchange variation and variations arising from fair value measurement, are recognized in profit or loss as financial revenues or expenses, when incurred. For the years presented, the Group has cash equivalents, short-term investments and restricted cash in this category.

QGOG Constellation S.A.

ii.	Financial assets held to maturity: these include non-derivative financial instruments with fixed or determinable payments with defined maturities, for which the Group have the intention and capacity to hold to maturity. After the initial recognition, they are measured at the amortized cost based on the effective interest rate method less losses in recoverable value, when applicable, and the variations are recognized in profit or loss as financial revenues or expenses, when incurred. The Group has no financial assets in this category.

iii.	Loans and receivable: these include non-derivative financial assets with fixed or determinable payments that are not quoted on an active market which, after initial recognition are measured based on their amortized cost under the effective interest rate method. The interest, monetary and exchange variation, less losses in recoverable value, when applicable, are recognized in profit or loss as financial revenues or expenses, when incurred. For the years presented, the Group has bank deposits, trade receivables, receivables from related parties and other assets in this category.

iv.	Available for sale: these include non-derivative financial assets that do not match the above categories, measured at their fair value. After initial recognition, available for sale financial assets are measured at fair value, with gains or losses recognized in other comprehensive income in the shareholder’s equity until the investment is sold and the cumulative gain or loss previously reported in profit or loss. The Group has no financial assets in this category.

Financial liabilities are classified according to the following categories based on the nature of the financial instruments contracted or issued:

i.	Financial liabilities measured at fair value through profit and loss: these include financial liabilities normally traded prior to maturity, liabilities designated upon initial recognition at fair value, except those designated as hedge instruments. They are remarked to fair value at each balance sheet date. The interest, monetary and exchange variations and variations resulting from the fair value, when applicable, are recognized in profit or loss, when incurred. The Group has no financial liabilities in this category.

ii.	Financial liabilities not measured at fair value: non-derivative financial liabilities that are not normally traded prior to maturity. After initial recognition they are measured on the amortized cost based on the effective interest rate method. The interest, monetary and exchange variation, when applicable, are recognized in profit or loss when incurred. The Group has loans and financings, trade accounts payable, payables to related parties and other liabilities, which are classified in this category.

QGOG Constellation S.A.

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected. The Group has not recognized impairment losses on financial assets.

Derivative financial instruments

The Group enters into derivative financial instruments, including interest rate swaps, to manage its exposure to interest rate risk. These derivatives are measured at fair value at inception and at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group had no derivatives financial instruments designated for hedge accounting as of December 31, 2010 and 2009.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months.

Further details on derivative financial instruments are disclosed in Note 18.

Hedge accounting

The Group designates certain derivative instruments used to protect against interest risks as cash flow hedges.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive loss. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the ‘other gains and losses line item.

Amounts previously recognized in other comprehensive loss and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the combined statement of operations as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive loss and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

QGOG Constellation S.A.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive loss and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Derecognition of financial assets and financial liabilities

Financial assets are derecognized when the rights to receive cash flows from the asset have expired or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. Financial liabilities are derecognized when the associated obligation has been discharged, cancelled or has expired.

4.	CRITICAL ACCOUNTING ESTIMATES

In applying the accounting policies described in Note 3, management must judge and develop estimates for the carrying values of assets and liabilities which are not easily obtainable from other sources. The estimates and associated assumptions are based on historical experience and other factors considered relevant. Future results could differ from those estimates.

The estimates and underlying assumptions are reviewed continuously. The effects of revisions to accounting estimates are recognized prospectively.

Management has concluded that the most significant judgments and estimates considered during the preparation of these financial statements are the following:

4.1.	Measurement of financial instruments

The Group uses valuation techniques that include the use of inputs that are or not based on observable market data to estimate the fair values of certain types of financial instruments. Note 25 contain details of the main assumptions used to measure the fair values of financial instruments.

Management believes that the selected valuation techniques and the assumptions used are appropriate to measure the fair values of financial instruments.

4.2.	Provisions for claims and other obligations

Claims against the Group, including uncertainty claims, are recognized as a liability and/or are disclosed in the footnotes, unless the likelihood of loss is considered to be remote. A provision for claims and other obligations is recorded when the loss is probable and the amount can be reliably estimated. Claims and other similar obligations will be settled when one or more future events occur. Normally, the occurrence of these events is not within control of the Group and therefore, the assessment of these liabilities, is subject to varying degrees of legal uncertainty and interpretation, and requires significant estimates and judgments to be made by Management. Claims and obligations are described in Notes 3.12 and 16 and 17.

QGOG Constellation S.A.

4.3.	Useful lives of Property, Plant and Equipment

The carrying values of Property, Plant and Equipment assets are based on estimates, assumptions and judgments related to capitalized costs and useful lives of the rigs. These estimates, assumptions and judgments reflect both historical experience and expectations regarding future industry conditions and operations. The Group calculates depreciation using the straight-line method.

A described in Note 3.7, at the end of each year, the Group reviews the estimated useful lives of property, plant and equipment and no significant changes on the combined financial statements were identified.

4.4.	Impairment of Long Lived Assets

Determining whether property, plant, and equipment is impaired requires an estimation of the value in use of the related asset or cash-generating unit. The value in used calculation requires the Group to estimate the future cash flows expected to arise from the related asset or cash-generating unit and the related discount rate in order calculate the present value. No impairment losses on long-lived assets have been recognized by the Group.

4.5.	Outcome of contract negotiations

In the normal course of business the Group engages in contracts with third parties which convey contractual obligations upon the Group. In the event of a contractual dispute, management is required to exercise judgment in considering uncertainty in the outcome of negotiations, which may have a material impact on the assets and liabilities of the Group. Such circumstances are discussed in Note 16.

5.	CONSOLIDATED ENTITIES AND INTERESTS IN JOINT VENTURES

Consolidated entities - Constellation Overseas Ltd.

Constellation Overseas Ltd. has direct and indirect participation in its subsidiaries, as follows:

		Shareholding %
		December 31,
		2011		2010		2009
Consolidated entities	Location	Direct	Indirect	Direct	Indirect	Direct	Indirect

Alaskan Star Ltd. (“Alaskan”)	British Virgin Islands	—	100.00	100.00	—	100.00	—
Alpha Star Equities Ltd. (“Alpha”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Amaralina Star Ltd. (“Amaralina”)	British Virgin Islands	55.00	—	55.00	—	—	—
Arazi S.á.r.l (“Arazi”)	Luxembourg	100.00	—	—	—	—	—
Becrux B.V. (“Becrux”)	British Virgin Islands	—	100.00	—	100.00	—	100.00
Belcher Group Inc. (“Belcher”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Bonvie Investments Inc (“Bonvie”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Centaurus S.A.R.L. (“Centaurus”)	Luxembourg	100.00	—	100.00	—	100.00	—
Constellation Services Ltd. (“Constellation Serv.”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Dorgaly Technologies Inc. (“Dorgaly”)	British Virgin Islands	100.00	—	100.00	—	—	—
Eiffel Ridge Group C.V. (“Eiffel”)*	Netherlands	—	23.75	—	23.75	—	23.75
Gold Star Equities Ltd. (“Gold”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Hopelake Services Ltd. (“Hopelake”)	British Virgin Islands	100.00	—	—	—	—	—
Keam Holdings C.V. (“Keam”)	Netherlands	100.00	—	100.00	—	100.00	—
Laguna Star Ltd. (“Laguna”)	British Virgin Islands	55.00	—	55.00	—	—	—

QGOG Constellation S.A.

		Shareholding %
		December 31,
		2011		2010		2009
Consolidated entities	Location	Direct	Indirect	Direct	Indirect	Direct	Indirect

Lancaster Projects Corp. (“Lancaster”)	British Virgin Islands	100.00	—	100.00	—	—	—
London Tower International Drilling C.V. (“London”)	Netherlands	100.00	—	100.00	—	100.00	—
Lone Star Offshore Ltd. (“Lone”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Manisa Serviços de Petroleo Ltda. (“Manisa”)	Brazil	—	55.00	—	55.00	—	—
Melbhouse Park Ltd. (“Melbhouse”)	British Virgin Islands	100.00	—	100.00	—	—	—
Mimosa Finance B.V. (“Mimosa BV”)*	Netherlands	—	23.75	—	23.75	—	23.75
New Canyon City Inc. (“New Canyon”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Olinda Star Ltd. (“Olinda”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Palase C.V. (“Palase”)	Netherlands	—	55.00	—	55.00	—	—
Podocarpus C.V. (“Podocarpus”)	Netherlands	—	55.00	—	55.00	—	—
Positive Investments C.V. (“Positive”)	Netherlands	100.00	—	100.00	—	100.00	—
QGOG Atlantic / Alaskan Rigs Ltd	British Virgin Islands	—	100.00	—	—	—	—
QGOG Participações S.A. (former Rio Arade S.A.)	Brazil	100.00	—	100.00	—		—
Queiroz Galvão Óleo e Gás S.A.(“QGOG”)**	Brazil		74.50				—
Snover International Inc. (“Snover”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Star International Drilling Ltd. (“Star”)	Grand Cayman Island	—	100.00	100.00	—	100.00	—
Tarsus Serviços de Petroleo Ltda (“Tarsus”)	Brazil	—	55.00	—	55.00	—	—

(*)	These entities are part of project finance structure under which the Group is the primary beneficiary for accounting purposes and has the power to govern the financial and operating policies these entities. The shareholder which holds the remaining interest in these structures is a syndicate of banks led by ING Bank B.V. According to the economic substance of the financing and shareholders’ agreements, the Constellation consolidates 100% of Mimosa BV and Eiffel in its consolidated financial statements and the non-controlling interests in these companies are recognized as a liability in accordance with SIC-12 “Consolidation - Special Purpose Entities” in these combined financial statements for all years presented.
(**)	As described in Notes 1 and 3.2, the oil and gas drilling operations of QGOG have been consolidated by Constellation in these combined financial statements for all years presented.

Investments in joint ventures - Constellation Overseas Ltd.

Constellation Overseas Ltd. holds investments in joint ventures, as follows:

		Shareholding %
		December 31,
		2011		2010		2009
Entities	Location	Direct	Indirect	Direct	Indirect	Direct	Indirect

FPSO Capixaba Venture S.A. (“Capixaba”)	Switzerland	—	20.0	—	20.0	—	20.0
SBM Espírito do Mar Inc. (“Espírito do Mar”)	Switzerland	—	20.0	—	20.0	—	20.0
JVH Tupi Nordeste Ltd. (“JVH Tupi”) (*)	Bermuda	—	20.0	—	—	—	—
JVC Tupi Nordeste Ltd. (“JVC Tupi”) (*)	Bermuda	—	20.0	—	—	—	—
JVO Tupi Nordeste Ltd. (“JVO Tupi”) (*)	Brazil	—	20.0	—	—	—	—

(*)	These entities (refers to “FPSO Cidade Paraty”) are in the construction phase and the shareholders’ agreement has been signed between the subsidiary Lancaster, SBM Holding Inc (“SBM”), NYK and ITOCHU, creating JVH Tupi, JVO Tupi and JVC Tupi, in which Lancaster has an interest of 20% in these companies. At December 31, 2011, the Group had made advances to these entities that were recorded as intercompany loans relating to the construction of the FPSO Cidade de Paraty.

The investments in joint ventures are accounted for using the equity method. Other relevant information about interests in joint ventures is described in Note 12.

QGOG Constellation S.A.

6.	CASH AND CASH EQUIVALENTS

	December 31,
	2011	2010

Cash and bank deposits	5,240	42,039
Cash equivalents	183,698	42,262

Total	188,938	84,301

Cash equivalents represent time deposits with original maturities of less than 90 days. These investments are highly liquid and convertible into known amounts of cash, and are subject to insignificant risk of changes in value.

The amounts of cash equivalents are presented below:

Cash equivalents	Financial Institution	Average interest rate (per annum)	December 31,

			2011	2010

Time deposits	Itau BBA Nassau	0.39%	73,544	42,262
Time deposits	Bradesco S.A. Grand Cayman	1.39%	110,154	—

Total			183,698	42,262

7.	SHORT-TERM INVESTMENTS

	December 31,
	2011	2010

Time deposits	125,038	8,544
Bank deposits certificates	7,498	—
Repurchase agreements (*)	6,136	—

Total	138,672	8,544

(*)	Repurchase agreements are contracts in which the bank has the commitment to repurchase the asset back from the Group within a specified time limit. As of March 31, 2012 the average repurchase term is seven months.

Short-term investments	Financial Institution	Average interest rate	December 31,
		(per annum)	2011	2010

Time deposits	Deutsche Bank	0.40%	24,074	—
Time deposits	Bradesco S.A. Grand Cayman	2.20%	35,000	6,927
Time deposits	Itau BBA Nassau	2.52%	7,000	1,617
Time deposits	ING Bank	0.29%	35,876	—
Time deposits	Citibank	0.13%	23,088	—
Bank deposit certificates	Bradesco S.A.	100% of CDI*	2,142	—
Bank deposit certificates	Banco do Nordeste - BNB	101% of CDI*	5,356	—
Repurchase agreements	Bradesco S.A.	101.5% of CDI*	6,136	—

Total			138,672	8,544

(*)	CDI - Interbank deposit certificate

QGOG Constellation S.A.

8.	RESTRICTED CASH

	December 31,
	2011	2010

Cash and bank deposits	—	29,602
Time deposits	26,325	—

Total	26,325	29,602

Under certain of the Group’s project finance arrangements, surplus cash from operations (after operating expenditures and servicing or payment of debt) is held in designated reserve accounts, up to a level determined in relation to future debt servicing requirements on that financing arrangement.

Cash in these accounts may be only used for operating expenditure on the related rig or for servicing or payment of debt. Cash generated from operations in excess of the required amount of the reserve account is free from restrictions on use and is presented as cash and cash equivalents or short-term investments.

These accounts refer to the financing agreements related to the construction of Lone Star, Gold Star and Olinda Star drilling rigs, as mentioned in Note 15, with original maturity less than one year.

The amounts in these accounts are presented below:

Restricted cash	Financial Institution	Average interest rate (per annum)	December 31, 2011

Time deposits	ING Bank	0.38%	26,325

Total			26,325

9.	TRADE AND OTHER RECEIVABLES

	December 31,
	2011	2010

Trade receivables	57,747	87,752
Other receivables	80	5,548

Total trade and other receivables	57,827	93,300

Trade receivables principally relate to receivables from Petrobras for charter and services relating to offshore and onshore drilling rigs used in exploration of oil and natural gas in Brazil. Historically, there have been no defaults on receivables or delays in collections and consequently, the Group has not recorded an allowance for doubtful accounts for the years presented. The average collection period is approximately 30 days. See credit risks in Note 25.

10.	INVENTORIES

Inventories refer basically to materials to be used in the operations of the rigs. The amounts recognized in statement of operations are accounted as costs of services in the account “Materials” as disclosed in Note 21.

QGOG Constellation S.A.

11.	RELATED PARTY TRANSACTIONS

Transactions between the Constellation and its subsidiaries that are part of the Group were eliminated on the consolidation and are not presented in the note below.

The combined intercompany balances as of December 31, 2011 and 2010 and the intercompany transactions for the three years ended December 31, 2011 are as follows:

	2011			2010			2009
	Assets	Liabilities	Income/ (expenses)	Assets	Liabilities	Income/ (expenses)	Income/ (expenses)

Delba (a)	130,639	130,639	—	98,411	98,411	—	—
FPSO Cidade de Paraty (b)	34,310	—	—	7,337	—	—	—
FPSO Cidade de Ilhabela (b)	4,062	—	—	—	—	—	—
QG S.A. (c)	—	4,208	(14,978)	—	41,178	(6,280)	—
Queiroz Galvão Exploração e Produção S.A. (“QGEP”) (f)	44	—	465	365	—	789	—
Manati S.A. (“Manati”) (f)	316	—	1,248	264	—	3,933	4,714
FPSO Capixaba (d)	869	—	3	866	—	7	12
Espírito do Mar (e)	3,567	—	188	3,379	—	178	169
L1T Consultoria Ltda. (g)	—	—	(179)	—	—	(1,598)	(328)
Other	138	70	420	484	79	—	—

Total	173,945	134,917	(12,833)	111,106	139,668	(2,971)	4,567

Total current	360	4,278	—	629	41,257	—	—
Total noncurrent	173,585	130,639	—	110,477	98,411	—	—

QGOG Constellation S.A.

(a)	In 2010, Constellation and Delba signed shareholders and loan agreements in order to construct, charter and operate two drillships for Petrobras, the Amaralina Star (“Amaralina”) and the Laguna Star (“Laguna”), through Constellation’s 55% interest in each of Amaralina Star Ltd (“Amaralina” - former Bulzow Capital Inc.) and Laguna Star Ltd (“Laguna” - former Guildford Projects Corp.), the remaining 45% of the shares of these companies being held by Delba.

Under the agreements, Constellation has committed to finance Delba’s 45% share of expenditures on these projects through the date of acceptance of the drillships by Petrobras, where such expenditures are not funded by Project Finance or by the Charterer. The date of acceptance is expected to occur in the last quarter of 2012.

The outstanding principal on the loans receivable bears interest at 12% per annum, compounded annually, up to the sixth anniversary of the sub-charter contract with Petrobras. Thereafter, the loans receivable will bear interest at 13% per annum, compounded. Repayment of interest and principal is scheduled to occur quarterly as from the first quarter end following the Date of Acceptance of the drillships by Petrobras, with the principal being repayable in equal quarterly installments over the six year term of the Petrobras charter contract, starting from the Date of Acceptance. The payables to Delba relate to intercompany loans to Amaralina and Laguna for the same amounts, terms and conditions.

The amounts of the loans receivable from Delba are secured by:

•	A pledge of Delba’s 45% of shares in Amaralina and Laguna.

•	An assignment of dividends payable to Delba by Amaralina and Laguna;

•	An assignment of amounts payable to Delba by Amaralina and Laguna.

Any cash available in Amaralina and Laguna for payment of dividends will be used to repay the intercompany loans to Delba. Amaralina and Laguna may not pay any dividends or other payables to Delba, until the intercompany loans are paid in full. The intercompany loans may be extended in the event that the term of the charter contract with Petrobras is extended. In this case, the new maturity date will be the end date of the extended contract.

Non-compliance with the contracts between Delba and Constellation could result in penalties to either Group. Through December 31, 2011, the Group is in compliance with the requirements of the respective contracts.

(b)	The Group signed a shareholder’s agreement with partners to construct charter and operate FPSOs for Petrobras. The bid contracts for the FPSO are held by one of the proposed partners, SBM, and will be transferred to project companies in which the Group has a 20.0% shareholding related to Project Cidade de Paraty and have 12.75% related to Project Cidade Ilhabela. Loans receivables at December 31, 2011, in the amount of US$34,310 and US$4,062 refer to milestones payments made by Constellation in proportion with its participation in the Project Cidade de Paraty and Project Cidade Ilhabela, respectively.

QGOG Constellation S.A.

On December 31, 2011, the Group’s main capital commitments for the conclusion of the construction of the FPSO Cidade Paraty and FPSO Ilhabela, are in the amount of US$26 million and US$58 million, respectively, corresponding to the percentage of interest in these investees.

(c)	In 2011, the amount of US$4,208 refers to the fee charged by QG S.A., entity under common control with the Group, for being guarantor of part of Constellation’s loans and financings. In 2010, liabilities also include US$37,710 that refers to the amount payable by the Group in relation to QGOG in connection with the Shareholders’ contribution described in Note 19.

(d)	Loans bearing interest at LIBOR plus 0.5% per annum with maturity at the end of the charter contract period between Espírito do Mar and Petrobras (2022). Bank guarantees is provided by SBM.

(e)	The loan to Espírito do Mar reflects an effective interest rate of 5.56% with a maturity at the end of the charter contract period between SBM Espírito do Mar Inc. and Petrobras (2022). Bank guarantees are provided by SBM.

(f)	On June 1, 2010, QGOG, Manati and QGEP entered into an agreement pursuant to which they agreed to share infrastructure and costs of certain administrative activities.

(g)	Relates to engineering and consulting services provided to QGOG by L1T Consultoria Ltd., a company owned by the Chief Operating Officer of QGOG and certain of his family members. These services were completed and the related contract was terminated in May 2011.

Key management personnel remuneration is presented below:

	2011	2010	2009

Key management personnel compensation (i)	9,539	6,829	3,906

(i)	Key management is defined as the statutory officers and directors of Company.

All key management personnel compensation refers to short-term benefits.

The cash compensation for each member of senior management is principally comprised of base salary and bonus. The compensation that is paid to our senior management is evaluated on an annual basis considering the following primary factors: individual performance during the prior year, market rates and movements, and the individual’s anticipated contribution to the Group and Group’s growth. Members of our senior management team are also eligible to participate in our retirement savings plans, described below under Pension Plan as described in Note 27.

This above compensation does not include amounts relating to services provided by the Company’s Chief Executive Officer relating to the private placement transaction undertaken by Constellation with Capital in June 2010 as described in Note 1. These services were contracted in 2009, prior to his nomination as Chief Executive Officer in March 2010. The total amount of this contract was US$1,790. At December 31, 2011, amounts payable under this contract amounted to US$565, which are included in the liability account Payroll and Related Charges.

QGOG Constellation S.A.

12.	INVESTMENTS IN JOINT VENTURES

	December 31,
	2011		2010		2009
	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.

Number of shares	100	100	100	100	100	100
Indirect interest	20%	20%	20%	20%	20%	20%
Authorized share capital	82	88	82	88
Current assets	3,822	30,339	12,443	32,855
Noncurrent assets	6,333	356,560	6,302	389,102
Current liabilities	13,906	46,586	7,692	37,477
Noncurrent liabilities	3,475	225,407	4,312	288,681
Net revenue	16,160	54,186	11,896	57,231	15,392	67,549
Costs and expenses	(30,128)	(35,078)	(9,557)	(34,829)	(14,784)	(34,082)
Other income	—	—	6,234	—	—	—
Shareholder’s equity (deficit)	(7,226)	114,906	6,741	95,799	(1,832)	73,397
Net income (loss)	(13,968)	19,108	8,573	22,402	608	33,467

Changes in interest in joint ventures

	December 31,
	2011			2010			2009
	FPSO Capixaba Venture S.A. (*)	SBM Espírito do Mar Inc.	Total	FPSO Capixaba Venture S.A. (*)	SBM Espírito do Mar Inc.	Total	FPSO Capixaba Venture S.A. (*)	SBM Espírito do Mar Inc.	Total

Opening balance	1,348	19,159	20,507	(367)	14,679	14,312	(489)	7,986	7,497
Share of results of joint ventures	(2,794)	3,822	1,028	1,715	4,480	6,195	122	6,693	6,815

Closing balance	(1,446)	22,981	21,535	1,348	19,159	20,507	(367)	14,679	14,312

Assets (Interests in joint ventures)	—	22,981	22,981	1,348	19,159	20,507
Liabilities (Accumulated deficit in joint ventures) (*)	(1,446)	—	(1,446)	—	—	—

(*)	The liability to fund deficit in FPSO Capixaba Venture S.A. is recognized in “Other current liabilities”.

The main activities of the Group’s investments in joint ventures are as follows:

•

Capixaba’s core business is to support operations for contracts in the offshore oil and gas industry. Since March 16, 2007, this company is a shareholder of a Brazilian company which operates the “FPSO Capixaba” unit which is currently located off the Brazilian coast and is chartered to Petrobras.

•

Espírito do Mar’s main activity is to act as an FPSO Owner in support of charter contracts in the offshore oil and gas industry. It is the owner of FPSO Capixaba, which operates off the Brazilian coast and is leased to Petrobras until 2022. The upgrade of FPSO Capixaba was concluded in February 2010.

QGOG Constellation S.A.

13.	PROPERTY, PLANT AND EQUIPMENT

	Equipment	Equipment in operation
	under	Alaskan	Atlantic	Alpha	Gold	Lone	Olinda	Onshore
	construction	Star Rig	Star Rig	Star Rig	Star Rig	Star Rig	Rig	drilling rigs	Corporate	Total
Cost
Balance on January 1, 2009	1,445,069	307,000	302,704	—	—	—	—	93,789	18,096	2,166,658
Additions	604,817	23	—	—	—	—	6,289	6,378	1,353	618,860
Disposals	—	—	—	—	—	—	—	(789)	(1,552)	(2,341)
Transfers	(517,281)	—	—	—	—	—	517,281	(296)	296	—
Currency translation differences	—	—	—	—	—	—	—	20,469	2,628	23,097

Balance on December, 31, 2009	1,532,605	307,023	302,704	—	—	—	523,570	119,551	20,821	2,806,274
Additions	289,235	67,048	17,261	—	7,341	—	4,388	7,967	2,991	396,231
Advance to supplier	212,615	—	—	—	—	—	—	—	—	212,615
Disposals	—	(53)	—	—	(8)	—	(43)	(410)	(411)	(925)
Transfers	(522,795)	—	—	—	522,795	—	—	(79)	79	—
Currency translation differences	—	—	—	—	—	—	—	4,182	528	4,710

Balance on December, 31, 2010	1,511,660	374,018	319,965	—	530,128	—	527,915	131,211	24,008	3,418,905
Additions	836,171	4,690	23,903	—	6,573	—	3,222	29,068	6,327	909,954
Disposals	—	—	(9,300)	—	—	—	—	(50)	(394)	(9,744)
Transfers	(1,380,985)	—	—	718,636	—	639,844	—	22,106	399	—
Currency translation differences	—	—	—	—	—	—	—	(11,498)	(829)	(12,327)

Balance on December 31, 2011	966,846	378,708	334,568	718,636	536,701	639,844	531,137	170,837	29,511	4,306,788

QGOG Constellation S.A.

	Equipment	Equipment in operation
	under	Alaskan	Atlantic	Alpha	Gold	Lone	Olinda	Onshore
	construction	Star Rig	Star Rig	Star Rig	Star Rig	Star Rig	Rig	drilling rigs	Corporate	Total
Accumulated depreciation
Balance on January 1, 2009	—	(2,558)	(15,056)	—	—	—	—	(20,741)	(10,307)	(48,662)
Depreciation	—	(15,350)	(15,135)	—	—	—	(10,519)	(7,112)	(1,364)	(49,480)
Disposals	—	—	—	—	—	—	—	37	325	362
Transfers	—	—	—	—	—	—	—	—	—	—
Currency translation differences	—	—	—	—	—	—	—	(7,579)	(774)	(8,353)

Balance on December 31, 2009	—	(17,908)	(30,191)	—	—	—	(10,519)	(35,395)	(12,120)	(106,133)
Depreciation	—	(15,799)	(15,147)	—	(23,949)	—	(26,043)	(8,502)	(1,181)	(90,621)
Disposals	—	—	—	—		—	—	387	372	759
Transfers	—	—	—	—		—	—	—	—	—
Currency translation differences	—	—	—	—	—	—	—	(1,832)	(169)	(2,001)

Balance on December 31, 2010	—	(33,707)	(45,338)	—	(23,949)	—	(36,562)	(45,342)	(13,098)	(197,996)
Depreciation	—	(17,075)	(15,682)	(16,271)	(21,808)	(24,894)	(22,457)	(11,082)	(2,059)	(131,328)
Disposals	—	—	9,091	—	—	—		14	301	9,406
Transfers	—	—	—	—	—	—		—	—	—
Currency translation differences	—	—	—	—	—	—	—	5,390	341	5,731

Balance on December 31, 2011	—	(50,782)	(51,929)	(16,271)	(45,757)	(24,894)	(59,019)	(51,020)	(14,515)	(314,187)

Property, plant and equipment, net	—	—	—	—	—	—	—	—	—	—

December 31, 2010	1,511,660	340,311	274,627	—	506,179	—	491,353	85,869	10,910	3,220,909
December 31, 2011	966,846	327,926	282,639	702,365	490,944	614,950	472,118	119,817	14,996	3,992,601

Average useful life (years)	—	22	21	22	21	22	24	17	15	—

QGOG Constellation S.A.

The detailed cost of equipment under construction is showed as follows:

	Equipment under construction
	Alpha Star Rig	Gold Star Rig	Lone Star Rig	Olinda Rig	Drillships (a)	Onshore drilling rigs	Total
Cost
Balance on January 1, 2009	157,308	387,782	437,573	462,406	—	—	1,445,069
Additions	291,844	135,013	123,085	54,875	—	—	604,817
Transfers	—	—	—	(517,281)	—	—	(517,281)

Balance on December 31, 2009	449,152	522,795	560,658	—	—	—	1,532,605
Additions	205,651	—	58,068	—	3,011	22,505	289,235
Advance to supplier					212,615		212,615
Transfers	—	(522,795)	—	—	—	—	(522,795)

Balance on December 31, 2010	654,803	—	618,726	—	215,626	22,505	1,511,660
Additions	63,833	—	21,118	—	751,220	—	836,171
Disposals	—	—	—	—	—	—	—
Transfers	(718,636)	—	(639,844)	—	—	(22,505)	(1,380,985)

Balance on December 31, 2011	—	—	—	—	966,846	—	966,846

(a)	These drillships (Amaralina and Laguna) are currently under construction by third party shipyard, with delivery scheduled for the last quarter of 2012.

QGOG Constellation S.A.

Borrowing costs capitalized in property, plant and equipment for the year ended December 31, 2011 was US$27,942 (US$21,516 in 2010 and US$170,245 in 2009).

Borrowing costs are capitalized using the effective interest rates of each financing agreement described in Note 15.

The Group’s assets which are pledged as security for financing are also described in Note 15.

On December 31, 2011, the Group’s capital commitments related to the conclusion of the construction of the drillships Amaralina and Laguna, is in the amount remaining of US$202 million.

14.	ACCRUED LIABILITIES

As described in Note 3.7 and 4.6, equipment under construction is recorded based the incurred costs amounts on of the respective project based on information provided by the shipyards and suppliers. The related costs are recognized in property, plant and equipment, and the respective amounts of the unbilled costs are recognized as accrued liabilities account, as follows:

	December 31,
	2011	2010
Equipment under construction:
Alpha Star Rig	—	69,646
Amaralina Star	379,693	—
Laguna Star	342,843	—

Total	722,536	69,646

QGOG Constellation S.A.

15.	LOANS AND FINANCINGS

Financial institution	Funding type	Objective	Beginning period	Maturity	Contractual interest rate	Effective interest rate		Currency	2011	2010

Bradesco	Loan	Working capital	During 2009, 2010 and 2011	Within 1 year	2.03%p.a. to 3.94%p.a	2.73	%p.a.	US dollars	283,683	174,269
Banco do Brasil	Loan	Working capital	During 2011	Within 1 year	1.48%p.a. to 2.55%p.a.	2.54	%p.a.	US dollars	123,954	—
Itaú	Loan	Working capital	During 2009 and 2010	Within 1 year	2.28%p.a. to 7.00%p.a.	2,98	%p.a.	US dollars	—	131,974
ING (leader arranger)	Financing	Alaskan Star rig construction	Nov, 2008	Oct, 2015	Libor +3.25% p.a.	3,53	%p.a.	US dollars	—	193,272
WestLB (leader arranger)	Financing	Atlantic Star rig construction purposes	Dec, 2009	Sep, 2016	Libor + 3.82%p.a.	4,08	%p.a.	US dollars	—	220,524
ING (leader arranger)	Financing	Gold Star rig construction	Jul, 2007	Jan, 2015	Libor + 1.15%p.a. to Libor + 2.65%p.a.(1)	3,08	%p.a.	US dollars	311,036	326,174
ING (leader arranger)	Financing	Lone Star rig construction	Jul, 2007	Dec, 2017	Libor + 1.15%p.a. to Libor + 2.15%p.a.(2)	1,58	%p.a.	US dollars	364,504	442,906
Santander, HSBC, Citibank (joint bookrunners)	Senior Notes (Project Bond)	Refinance Alaskan Star and Atlantic Star rigs, and other corporate purposes	Jul, 2011	Jul, 2018	5.25%p.a.	5.55	%p.a.	US dollars	660,245	—
ING (leader arranger)	Financing	Olinda Star rig construction	Feb, 2008	Jul, 2014	Libor + 1.40%p.a. to Libor + 1.75%p.a.(3)	1,83	%p.a.	US dollars	205,003	256,006
Citibank and Santander (joint leader arrangers)	Financing	Alpha Star rig construction	Apr, 2011	Jul, 2017	Libor + 2.25%p.a. to Libor + 2.50%p.a. (4)	4.91	%p.a.	US dollars	492,097	261,224

Total									2,440,522	2,006,349

Current									731,190	769,545
Non current									1,709,332	1,236,804

(1)	In pre-completion period the interest is Libor + 2.15% p.a. until September, 2009 and thereafter Libor + 2.65% p.a. and in post-completion is Libor + 1.15% p.a. until the fifth anniversary and thereafter is Libor + 1.35% p.a.
(2)	In pre-completion period the interest is Libor + 2.15% p.a. and in post-completion (December 24, 2010) is Libor + 1.15% p.a.
(3)	In pre-completion period the interest is Libor + 1.75% p.a. and in post-completion (December 23, 2010) is Libor + 1.40% p.a.
(4)	In pre-completion period the interest is Libor + 2.25% p.a. and in post-completion (July, 2011) is Libor + 2.50% p.a.

QGOG Constellation S.A.

Changes in loans and financings

	For the years ending December 31,
	2011	2010	2009

Opening balance	2,006,349	1,716,568	1,261,406
Additions	1,776,916	608,393	539,981
Repayment of principal	(1,322,187)	(318,818)	(156,386)
Transaction cost (*)	(20,361)	—	—
Debt discount (**)	(4,550)	—	—
Interest capitalized	20,086	34,187	78,856
Interest charged through profit and loss	55,315	25,865	24,711
Payment of interest	(75,743)	(59,846)	(32,000)
Transaction cost charged through profit and loss	4,090	—	—
Debt discounts charged through profit and loss	607	—	—

Closing balance	2,440,522	2,006,349	1,716,568

(*)	Refer to the transaction costs of Senior Notes issued by QGOG Atlantic/Alaskan on July 2011 for refinance of Alaskan Star and Atlantic Star and the financing for Alpha Star construction.
(**)	Refer to the discount on the Senior Notes issued by QGOG Atlantic/Alaskan for refinance of Alaskan Star and Atlantic Star.

Loans and financing long-term amortization schedule

For the years ended December 31,	Loans and Financing	Transaction costs	Debt discounts	Net amount

2013	339,193	(3,511)	(911)	334,771
2014	394,669	(3,004)	(738)	390,927
2015	318,401	(2,545)	(554)	315,302
2016	229,639	(1,953)	(360)	227,326
2017	355,043	(1,009)	(206)	353,828
After 2017	87,500	(223)	(99)	87,178

Total	1,724,445	(12,245)	(2,868)	1,709,332

Covenants

The financing agreements contain financial covenants as well as security provided to lenders as described hereafter. Non-compliance with such covenants could constitute a Restricted Payments Trigger Event which would result in the borrower entity not being allowed to pay dividends, purchase, retire or otherwise distribute capital stock or make certain payments to related parties. Under the loan contracts, each borrower entity has committed that it will not make payments of dividends, or other distributions in cash, securities or other property. Therefore, dividend payments are subject to the consent of the related banks.

QGOG Constellation S.A.

The financial covenants are measured semiannually, and consists of: a minimum requirement of Consolidated Tangible Net Worth, and Consolidated Cash and Cash Equivalents and Marketable Securities; Interest Cover Ratio, that requires to maintain a minimum Consolidated Adjusted EBITDA to Consolidated Net Interest Payable ratio (which calculations are subjected to defined adjustments mainly related to borrowings to Project Finance - with no guarantee provided by Constellation); Leverage Ratio, which requires a maximum ratio of Consolidated Net Total Borrowings to Consolidated EBITDA (which calculations are subjected to defined adjustments mainly related to borrowings to Project Finance). Consolidated refers to Constellation and its subsidiaries.

As at December 31, 2011 and 2010, the Group was in compliance with such restrictive clauses.

Guarantees

The financings obtained by Constellation’s subsidiaries in order to finance the construction of the rigs and for other corporate purposes are usually structured as Project Finance/Project Bond, therefore benefiting from a customary security package which includes guarantees such as assignment of the charter receivables, mortgages over the rigs, pledges over the shares of the rig owners, charges over the relevant bank accounts held at the facility agents, assignment of the relevant insurances along with corporate guarantees during pre-completion period and accounts into which the amounts payable under charter and services agreements are required to be paid. In addition, the terms of some of these financing debt instruments restrict the ability of project subsidiaries, to pay dividends, incur additional debt, grant additional liens, sell or dispose of assets and enter into certain acquisitions, mergers and consolidations, except with the prior consent of the respective creditors

This can be applied to the financings of the following rigs: Olinda Star, Gold Star, Lone Star, Alpha Star, Alaskan Star and Atlantic Star, and the Project Financing of Amaralina Star and Laguna Star described below.

Unused available credit lines

Working capital lines

As of December 31, 2011, the subsidiary Alpha had available from major financial institutions US$21.1 million of unused long term lines of credit, restricted for use in the construction or upgrade of its assets, which terms are similar to those of current loan agreements (interest rate of Libor + 2.50%p.a.).

Amaralina Star and Laguna Star Project Financing

On the first semester of 2011, the Group has agreed with BNP Paribas (“BNP”), ING Capital LLC (“ING”) and Citigroup Global Markets Inc. (“Citi”) the terms of a structure for a long term facility to finance the construction of the drillships Amaralina Star and Laguna Star.

QGOG Constellation S.A.

On September 16, 2011, the Group mandated BNP Paribas (“BNP”), ING Capital LLC (“ING”) and Citigroup Global Markets Inc. (“Citi”) to structure a long term facility to finance the construction of the drillships Amaralina Star and Laguna Star. The total facility amount is US$943,863 and the term is up to 6 years. The credit facility will be provided by a Bank Syndicate, in the amount of US$593,863, and The Norwegian Ministry of Trade and Industry (“MTI”), the remaining US$350,000.

The financing will bear an interest rate of LIBOR + 2.75%p.a. for the commercial banks tranche and LIBOR + 1.35%p.a. for the MTI tranche. The MTI tranche is guaranteed by the Guarantee Institute for Export Credits (“GIEK”) and the premium rate to be paid for such guarantee will vary from 1.65% p.a. (during the drilling rig construction) and 1.40%p.a. (after the beginning of operations). Further, a commitment fee of 40% of the applicable margins and premium is paid over the undisbursed amount of the respective facility tranche.

The guarantees offered by the Group are the usual for this type of transactions, including, mortgage over the rigs, assignment of the charter contracts, pledge of accounts and compliance with certain financial covenants, among others.

In connection with this Project Financing, the Group has the contractual commitment with the same financial institutions to contract derivatives as cash flow hedging instrument of the debt in relation to changes in LIBOR. Accordingly, the Group has contracted interest swaps in connection with the rates and spreads, terms and cash flows of the debt as disclosed in Note 18.

The Project Financing Agreement was signed on March 27, 2012.

16.	PROVISIONS

	December 31,
	2011	2010

Opening balance - current	39,808	17,317

Additions	10,796	35,037
Transferred to trade and other payables	(41,786)	(12,888)

Currency translation differences	(350)	342

Closing balance - current	8,468	39,808

In the normal course of business the Group engages in contracts with third parties which convey contractual obligations. During 2011 and 2010 the Group recognized provisions for contractual penalties which are allegedly payable with respect to certain of its contracts. Where agreements have been reached in relation to these penalties, these amounts have been settled or reclassified to other current liabilities in accordance with negotiated terms. The amounts of the provisions represent our best estimates of the respective obligations and are charged to other expenses (Note 22) in the statement of operations.

The amount of US$39,082 (US$6,025 in 2010) were paid out of the US$42,786 (US$12,888 in 2010) amount transferred to “trade and other payables”.

QGOG Constellation S.A.

17.	PROVISION FOR RISKS AND CONTINGENCIES

Labor, Civil and Tax claims

a)	Provision for probable loss on Labor, Civil and Tax claims:

Based on the opinions of in-house and external legal counsel, Management recorded a provision to cover the probable losses arising from labor claims. As of December 31, 2011 and 2010 the provisions for, labor lawsuits included in other noncurrent liabilities were mainly related to hardship and retirement.

Changes in the loss provision for labor claims are as follows:

	December 31,
	2011	2010	2009

Opening balance	531	743	836
Additions	89	401	172
Reversals	(409)	(634)	(501)
Currency translation differences	(59)	21	236

Closing balance	152	531	743

b)	Claims assessed as possible losses by Management

These claims as at December 31, 2011, based on the in-house and outside legal counsel’s opinions, are not accrued in the financial statements and consist of labor lawsuits (comprised mainly by compensation due to accidents at work and occupational diseases) in the amount of US$3,156 (US$3,949 in 2010) and tax lawsuits in the amount of US$23,232 (US$22,835 in 2010). In 2010, there were civil lawsuits in the amount of US$75.

The main claims assessed as possible losses are described as follows:

1)	Group received a Notice of Violation issued by Brazilian tax authorities which assumed that the platform Atlantic Star has been imported without a corresponding import license. The tax assessment was judged partly unsuccessful at first instance administrative. It is awaiting trial on appeal. The amount involved is estimated in US$19,184.

2)	Group received a Notice of Violation issued by Rio de Janeiro tax authorities due to nonpayment of ISS in the city of Rio de Janeiro. The Group argues, on appeal, that the operations tax jurisdiction was carried out in other places and in these collected taxes (ISS due to the site of the service provider). The amount involved is estimated in US$2,871.

QGOG Constellation S.A.

c)	Tax, labor and social security matters

The Group enters into transactions and operations that may be interpreted by others subjectively and/or as opposed to the Group’s position; however, the Group’s actions are supported by outside legal counsel’s opinion.

In connection with corporate reorganization, QGEPP S.A. (the entity related of oil and gas exploration and production activities) agreed to compensate QGOG for any contingency related to the oil and gas exploration and production activities (E&P). Additionally, on January 2011, it was agreed by contract that both Constellation and QGOG would compensate QGEPP S.A. for any loss arising in respect of all existing liabilities and contingent risk not related to E&P activities that may be charged to QGEPP S.A. Based on the opinion of outside legal counsel of QGOG and Constellation, the Group concluded that no probable loss was incurred and no provision was recorded in the period presented in the combined financial statements.

18.	DERIVATIVES

Under the terms of Project Finance arrangements (Note 15), the Group is contractually required to manage its risk on floating interest rates by taking out variable-to-fixed interest rate swaps on its long term variable rate loans. Accordingly, the interest rate swaps contracted by management convert the variable component of interest rates to fixed rates ranging from 1.93% to 5.16% to mitigate such risk. The floating component of interest rate of all hedging contracts is US$ LIBOR.

These swaps protect the Group from fluctuations in interest rates. As of December 31, 2011, the Group has interest rate swaps related to the loans to fund Olinda Star, Gold Star, Lone Star, and Alpha Star offshore rigs. The swap contracts cover the expected periods of the loans and terminate between 2013 and 2017.

Information on derivative contracts

Interest rate swaps US$ LIBOR/Pre
							Fair value
		Interest rates			Notional amount		Receivables (payables)
Banks	Loans and financings objective	Payable leg		Maturity	2011	2010	2011	2010

ING financing (leader arranger)	Gold Star oil rig construction	5.165	%p.a.	Jul, 2017	291,276	324,753	(36,235)	(40,433)
ING financing (leader arranger)	Lone Star oil rig construction	5.165	%p.a.	Jan, 2015	345,873	419,491	(24,017)	(36,489)
ING financing (leader arranger)	Olinda Star oil rig construction	3.973	%p.a.	Dec, 2013	174,087	226,081	(7,648)	(14,326)
Citibank and Santander financing (joint leader arranger)	Alpha Star oil rig construction	1,930	%p.a.**	Jul, 2017	520,490	459,702	(15,894)	8,652
WestLB financing (leader arranger)	Atlantic Star oil rig	2,570	%p.a.	Sep, 2016	—	220,000	—	(7,098)

BNP, Citibank and ING financing (joint leader arranger)*	Amaralina Star construction	2.620	%p.a.	Nov, 2018	115,269	—	(24,155)	—
BNP, Citibank and ING financing (joint leader arranger)*	Laguna Star construction	2.705	%p.a.	Jan, 2019	113,157	—	(25,761)	—

Total amount							(133,710)	(89,694)

Current							(30,806)	(20,952)
Non current							(102,904)	(68,742)

QGOG Constellation S.A.

	December 31,
	2011	2010

Opening balance	89,694	90,473

Fair value adjustments capitalized	7,856	(12,671)
Fair value adjustments through profit and loss	40,753	41,215
Fair value adjustments through other comprehensive loss (*)	49,916	—
Settlements	(54,509)	(29,323)

Closing balance	133,710	89,694

	2011	2010
Reported as follows:
Current assets	—	1,237
Noncurrent assets	—	7,416
Current liabilities	30,806	22,189
Noncurrent liabilities	102,904	76,158

(*)	Group has adopted hedge accounting as from July 15, 2011, using the above contracts. The Group’s hedge accounting policies are described in Note 3.16. Additional information on these instruments is included in Note 25.

Derivative contracts designated as cash flow hedges

Under interest rate swap contracts, the Group agrees to exchange the differences between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issue variable rate debt. The fair value of interest rate swap at the end of reporting period is determined by discounting the future cash flow flows using the curves at the end of reporting period and the credit risk inherent in the contract, and is disclosed below.

In connection with the Project Financing (Note 15) for the construction of the drilling rigs Amaralina Star and Laguna Star, the Group has the contractual commitment with the same financial institutions to contract derivatives as hedging instrument of the debt in relation to changes in LIBOR. Accordingly, the Group has swaps contracts in connection with the rates, spreads, notional, terms and cash flows of the debt. The swap contracts were contracted on July 2010 and will follow the all the Project Financing terms. The Project Financing was signed on March 27, 2012 and the first tranche in the total amount of US$203,413 was disbursed in May 31, 2012.

QGOG Constellation S.A.

The following table details the notional amounts remaining terms of interest contracts outstanding at the end of the reporting period.

Interest rate swaps US$ LIBOR/Pre
	Loans and Financings objective							Fair value
		Interest rates			Notional amount			(payables)
Banks		Receivable leg	Payable leg		Maturity	2011	2010	2011	2010

BNP, Citibank and ING financing (joint leader arranger)	Amaralina Star construction	LIBOR	2.620	%p.a.	Nov, 2018	115,269	—	(24,155)	—
BNP, Citibank and ING financing (joint leader arranger)	Laguna Star construction	LIBOR	2.705	%p.a.	Jan, 2019	113,157	—	(25,761)	—

Total net amount								(49,916)	—

Interest rate swap contracts exchanging floating rate interest for fixed rate interest are designated and effective as fair value hedges in respect of interest rates. During the year, the hedge was 100% effective in hedging the fair value.

19.	SHAREHOLDER’S EQUITY

QGOG Constellation

Share capital

The share capital of the QGOG Constellation was set at US$58 (equivalent to historical value of €40) represented by 400,000 ordinary shares with a par value of €0.10 each, subscribed by Orangefield Trust (Luxembourg) S.A. As of August 30, 2011, 400,000 shares were issued and fully paid.

In May 2012, in connection with the corporate reorganization, QGOG Constellation changed its share capital from 400,000 ordinary shares with a nominal value of €40 to 50,000 common shares with a nominal value of US$50. On the same date, in exchange for the contribution of Constellation, QGOG Constellation issued 55,582,446 common shares with a nominal value of US$1 per share, representing an exchange ratio of one common share of QGOG Constellation for each share of Constellation. For purposes of the presentation of earnings per share, the Company has retrospectively reflected this reorganization in arriving at the per share numbers in these combined financial statements.

Legal reserve

Luxembourg companies are required to appropriate to the legal reserve a minimum of 5% of the net profit for the year after deduction of any losses brought forward, until this reserve equals 10% of the subscribed capital. This reserve may not be distributed in the form of cash dividends, or otherwise, during the life of the Company. The appropriation to legal reserve is effected after approval at the general meeting of shareholders.

Dividends policy

Any future determination relating to our dividend policy will be made by the Board of Directors and will depend on a number of factors, including earnings, capital requirements, contractual restrictions, financial condition and future prospects and other factors that our Board of Directors may deem relevant. The decision to distribute dividends will however be taken by the general meeting of shareholders upon a proposal by the issuer’s Board of Directors.

QGOG Constellation S.A.

Additionally, any dividends paid by us will be subject to a Luxembourg withholding tax at a rate of 15% for the year ending 2012 (17.65% if the dividend tax is not charged to the shareholder), subject to the exceptions provided by Luxembourg tax law or by double tax treaties concluded by the Grand Duchy of Luxembourg and the country of tax residency of the shareholders. The withholding tax must be withheld from the gross distribution and paid to the Luxembourg tax authorities.

Constellation Overseas Ltd.

Share capital

Share capital comprises 55,632,446 common voting shares with no par value, fully paid (55,632,446 in 2010) which represents the total authorized shares.

On June 15, 2010, the Constellation issued 10,869,909 shares. Proceeds of the issue were US$420,675, net of US$9,325 of expenses directly related to the issue, of this, US$25,593 was allocated to share capital to maintain the value of share capital per share prior to the issuance, with the remaining US$395,082 being allocated to share premium.

Shareholders	Common shares	Share capital	Share premium	Total

Timbaúba International Ltd.	27,851,388	65,576	—	65,576
Guararapes International Ltd.	16,272,083	38,311	—	38,311
Skycrest Overseas Inc.	639,066	1,507	—	1,507
Cipef Constellation Coinvestment Fund L.P.	5,081,050	11,958	184,601	196,559
Cipef V Constellation Holding L.P.	5,788,859	13,635	210,481	224,116

Total at December 31, 2011	55,632,446	130,987	395,082	526,069

Shares issued in 2011	—	—	—	—
Shares issued by Cipef in 2010 (*)	10,869,909	25,593	395,082	420,675

(*)	Capital 1 and Capital 2 together subscribed US$430,000, before transaction costs of US$9,325, to share capital of Constellation in exchange for a total of 19.54% of common voting shares in the Constellation. The amount of US$420,675 was recognized as follows: US$25,593 in share capital and US$395,082 was recognized in share premium.

The Group’s ultimate controlling party is the Queiroz Galvão family, who control the direct parent companies Timbaúba International Ltd., Guararapes International Ltd. and Skycrest Overseas Inc.

Cipef Constellation Coinvestment Fund L.P. and Cipef V Constellation Holding L.P. (the Funds) are limited partnerships organized under the laws of Delaware.

Dividends policy

The payment of dividends, if any, will be determined by a resolution of the Constellation’s board of directors if the board of directors is satisfied that, immediately after such distribution or dividend payment: the Constellation’s assets will exceed its liabilities and the Constellation will be able to pay its indebtedness as it becomes due.

Payment of dividends to the Constellation’s shareholders can be made by cash, shares or other property.

QGOG Constellation S.A.

Hedging reserve

The hedging reserve consists of the effective portion of cash flow hedging instruments related to hedged committed future financing transactions.

Currency translation differences reserve

The Currency translation differences reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Shareholder’s contribution and distribution

The shareholder’s contribution is related to amounts contributed by QG SA to QGOG in connection with its operations (US$28,783 in 2010 and US$19,218 in 2009) and the distribution is related to amounts paid to QG SA US$5,621 in 2011 and (US$37,710 in 2010).

Non-controlling interest

The Group’s combined financial statements include Amaralina e Laguna, whose share capital is 55% owned by the Group. The part of Amaralina e Laguna total shareholders’ equity not attributable to the Group is included in non-controlling interest. In 2010 and 2009, non-controlling interests related to these entities amounted to less that US$1 and consequently, do not appear in the combined financial statements.

Loss per share

Basic and diluted losses per share amounts are calculated by dividing the loss for the year, all from continuing operations, attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

	For the years ending December 31,
	2011	2010	2009

Loss attributable to the owners of the Group	(39,713)	(45,328)	(44,677)
Weighted average number of common shares for calculation purposes (thousands of shares)	55,632	55,632	55,632

Basic and diluted loss per share	(0.71)	(0.81)	(0.80)

The Group has no potential dilutive shares. Diluted loss per share is therefore equal to basic loss per share.

QGOG Constellation S.A.

20.	NET OPERATING REVENUE

Operating revenue in the amount of US$610,263 (US$359,595 in 2010; US$166,514 in 2009) of the Group is derived principally from rig charter and related services. As of December 31, 2011, of the total of revenues, 93% (97% in 2010 and 97% in 2009) is derived from one client, Petrobras.

Net operating income is stated after the following items:

	For the years ending December 31,
	2011	2010	2009

Operating revenue	610,263	359,595	166,514
Taxes on revenue:
PIS	(3,396)	(1,853)	(1,419)
COFINS	(15,640)	(8,542)	(6,537)
ISS	(4,896)	(2,435)	(2,000)

Net operating revenue	586,331	346,765	156,558

QGOG Constellation S.A.

21.	COSTS OF SERVICES AND OPERATING EXPENSES

	For the years ending December 31,
	2011			2010			2009
Costs and expenses by nature	Costs of services	General and administrative expenses	Total	Costs of services	General and Administrative expenses	Total	Costs of services	General and administrative expenses	Total
Payroll, charges and benefits	(165,006)	(17,956)	(182,962)	(81,034)	(12,975)	(94,009)	(49,825)	(11,547)	(61,372)
Depreciation	(130,103)	(1,225)	(131,328)	(89,547)	(1,074)	(90,621)	(48,606)	(874)	(49,480)
Materials	(72,756)	—	(72,756)	(42,945)	—	(42,945)	(18,163)	—	(18,163)
Maintenance	(39,217)	—	(39,217)	(27,010)	—	(27,010)	(12,915)	—	(12,915)
Insurance	(11,073)	—	(11,073)	(6,970)	—	(6,970)	(3,820)	—	(3,820)
Other (*)	(47,991)	(10,607)	(58,598)	(16,948)	(10,650)	(27,598)	(7,857)	(7,541)	(15,398)

	(466,146)	(29,788)	(495,934)	(264,454)	(24,699)	(289,153)	(141,186)	(19,962)	(161,148)

(*)	Comprised mainly of costs and expenses with: communication; transportation; information technology; legal advisors; auditors; advisory services; among others.

QGOG Constellation S.A.

22.	OTHER EXPENSES, NET

	For the years ending December 31,
	2011	2010	2009

Revenue from sales of property, plant and equipment	707	892	3,168
Other	—	50	239

Other income	707	942	3,407

Penalties (*)	(10,796)	(35,037)	(17,309)
Cost of property, plant and equipment sold	(338)	(166)	(1,979)
Other	(869)	—	—

Other expenses	(12,003)	(35,203)	(19,288)

(*)	Refer to provisions for contractual penalties relating to certain contracts (Note 16).

23.	FINANCIAL COSTS, NET

	For the years ending December 31,
	2011	2010	2009

Interest on cash investments	1,591	1,548	1,370
Financial income from related parties	608	178	169
Exchange rate variations	483	1,465	722
Other financial income	737	373	340

Financial income	3,419	3,564	2,601

Financial charges on loans and financings	(60,012)	(25,865)	(24,711)
Loss arising on derivatives instruments	(40,753)	(41,215)	(1,196)
Financial cost from related parties	(15,995)	(6,280)	—
Exchange rate variations	(796)	296	(6,737)
Other financial cost	(4,370)	(6,833)	(1,924)

Financial costs	(121,926)	(79,897)	(34,568)

Financial costs, net	(118,507)	(76,333)	(31,967)

24.	TAXES

The QGOG Constellation, Constellation and the majority of its subsidiaries are located jurisdictions which do not charge income tax. Certain of the combined entities operate in the Netherlands and Luxembourg, but none of these reported taxable income for the years reported.

QGOG Constellation S.A.

The subsidiary QGOG operates in Brazil, and the related taxes and contributions are as follows:

a)	Recoverable taxes

	December 31,
	2011	2010

Taxes on revenue (PIS/COFINS) (*)	868	1,446
Corporate income tax (IRPJ) and social contribution (CSLL) (*)	152	6,064
Other	94	329

Total	1,114	7,839

(*)	Credits refer basically to withholding taxes on Petrobras invoices.

b)	Taxes payables

	December 31,
	2011	2010

Corporate income tax (IRPJ) and social contribution (CSLL)	1,583	—
State VAT (ICMS)	301	465
Services Tax (ISS)	1,038	843
Others	66	21

Total	2,988	1,329

c)	Deferred income taxes liabilities

	December 31,
	2011	2010

Corporate income tax (IRPJ) and social contribution (CSLL)	9,415	12,159

d)	Effect of income tax results

	For the years ending December 31,
	2011	2010	2009

Losses before taxes	(38,378)	(46,787)	(45,623)

Taxed on the outcome (0%)	—	—	—
Income tax effects of businesses subjected to taxes (“QGOG” - 34%)	(8,558)	19,488	12,699
Non-deductible expenses	(122)	(3,576)	(1,224)
Tax loss carryforwards utilized (not recognized)	3,270	(14,453)	(10,502)
Other	264	—	(27)

Tax	(5,146)	1,459	946

Effective tax rate	26%	-3%	-2%

At December 31, 2011, 2010 and 2009, the subsidiary QGOG has tax loss carryforwards in the amount of US$12,053, US$25,689 and US$14,332, respectively, for which no deferred tax assets are recorded since the Group does not expect that QGOG’s operations will generate taxable income in the foreseeable future.

QGOG Constellation S.A.

25.	FINANCIAL INSTRUMENTS

a)	General considerations

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the mix of debt and equity.

The Group’s main financial instruments are cash and cash equivalents, short-term investments, restricted cash, trade and other payables, loans and financings and derivative instruments, as follows:

		2011		2010
	Category	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	Fair value through profit loss	188,938	188,938	84,301	84,301
Short term investments	Fair value through profit loss	138,672	138,672	8,544	8,544
Restricted cash	Fair value through profit loss	26,325	26,325	29,602	29,602
Trade and other receivables	Loan and receivables	57,827	57,827	93,300	93,300
Related parties	Loan and receivables	173,945	173,945	111,106	111,106
Derivatives	Fair value through profit loss	—	—	8,653	8,653
Other assets	Loan and receivables	23,332	23,332	18,748	18,748
Financial liabilities
Loans and financing	Not measured at fair value	2,440,522	2,451,469	2,006,349	2,006,349
Trade and other payables	Not measured at fair value	27,900	27,900	16,998	16,998
Related parties	Not measured at fair value	134,917	134,917	139,668	139,668
Derivatives	Fair value through profit loss	133,710	133,710	98,347	98,347
Other liabilities	Not measured at fair value	31,436	31,436	15,102	15,102

The Group and its subsidiaries have no forward contracts, options, swaptions (swaps with non-exercise options), flexible options, derivatives embedded in other products or exotic derivatives. The Group and its subsidiaries do not conduct derivative transactions for speculative purposes, thus reaffirming its commitment to a policy of conservative management of cash.

Management believes that there is no significant risk of short-term fluctuations in the day-rates on charter services due to the respective contracts being long-term.

Management also believes that the carrying amounts of the remaining financial instruments are not significantly different from their fair value as it considers that interest rates on such instruments are not significantly different from market rates.

Additionally, the amounts of accounts receivables and payables reported in these financial statements do not differ significantly from their fair value due to the turnover of these accounts being less than 30 days.

QGOG Constellation S.A.

b)	Fair value hierarchy

IFRS 7 defines fair value as the value or price that would be received to sell an asset or paid to transfer a liability in a transaction between participants in an ordinary market on the date of measurement. The standard clarifies that fair value shall be based on assumptions that market participants use when measuring a value or price for an asset or a liability and establishes a hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives greater weight to market information available (i.e., observable) and less weight to information related to the data without transparency (i.e., unobservable data). Additionally, it requires that the Group consider all aspects of nonperformance risk, including the Group’s own credit, to measure the fair value of a liability.

IFRS 7 also establishes a hierarchy of three levels to be used to measure and disclose the fair value. A categorization tool in the fair value hierarchy is based on the lowest level of “input” significant for its measurement. A description of the three hierarchical levels is shown below:

Level 1 - The “inputs” are determined based on prices in an active market for identical assets or liabilities at the measurement date. Additionally, the Group must have ability to trade in an active market and the price cannot be adjusted by the Group.

Level 2 - The “inputs” are other than prices as determined by Level 1 that are observable for the asset or liability, directly or indirectly. The “inputs” level include two prices in an active market for similar assets or liabilities, prices in an inactive market for identical assets or liabilities, or “inputs” that are observable or can corroborate the observation of market data by correlation or other means for substantially every part of the asset or liability.

Level 3 - The “inputs” are those unobservable from little or no market activity. These “inputs” represent the best estimates of management of the Group as market participants could assign value or price for these assets or liabilities. Generally, the assets and liabilities are measured using Level 3 pricing models, discounted cash flow, or similar methods that require significant judgments or estimates.

According to IAS 39, the Group measures its cash equivalents, short-term investments and derivative financial instruments at fair value. Cash equivalents, short term investments and derivative financial instruments are classified as Level 1 as they are measured using market prices for similar instruments.

QGOG Constellation S.A.

The tables below shows, in summary, our assets and liabilities recorded at fair value on December 31, 2011 and 2010:

	2011
	Fair value	Quoted prices for identical assets or liabilities (Level 1)	Other observable inputs for assets and liabilities (Level 2)
Financial assets
Cash equivalents	183,698	183,698	—
Short term investments	138,672	138,672	—
Restricted cash	26,325	26,325	—
Financial liabilities
Derivatives	133,710	—	133,710

	2010
	Fair value	Quoted prices for identical assets or liabilities (Level 1)	Other observable inputs for assets and liabilities (Level 2)
Financial assets
Cash equivalents	42,262	42,262	—
Short term investments	8,544	8,544	—
Restricted cash	29,602	29,602	—
Derivatives	8,653	—	8,653
Financial liabilities
Derivatives	98,347	—	98,347

Financial instruments fair value measurement

Group assessed the evaluation of financial assets and liabilities in relation to its market values or its effectiveness recoverable amount, using available information and best practices and methodologies of market valuations for each situation. Market data information interpretation about methodologies choice requires a higher level of judgment and establishment of reasonable estimative to achieve the fair value. Consequently, the estimative presented may not indicate, necessarily, the amounts that maybe obtained in current market. The use of different hypothesis to calculation of fair values can result in significant effect in obtained values.

The method used to assess the fair value of the derivatives, represented exclusively by interest rate swaps, was obtained by inputs that are observable or can corroborate the observation of market data by correlation or other means for substantially every part of the asset or liability.

For securities that has quoted price in active markets (Project Bond), the fair value is equal to its last quoted price at the balance sheet closing date obtained from Bloomberg, multiplied by the number of notes in circulation.

QGOG Constellation S.A.

For contracts where the current conditions are similar to those in which they originated or that do not have parameters for quotation or contract, fair values are similar to its carrying amounts. In the evaluation carried out for the purpose of determining the fair value of assets and liabilities measured at amortized cost method, it was not considered the applicability of this adjustment, highlighting the following reasons:

•	Trade and other receivables and payables: very short term of maturity; and

•

Loans and financing (other than the senior notes issued by QGOG Atlantic / Alaskan Rigs Ltd) and related parties: The fact that fair value information has not been disclosed for these instruments because fair value cannot be measured reliably.

c)	Financial risk management

The Group is exposed to liquidity risk, credit risk and market risk. Management beliefs that the Group’s principal market risk exposure is to interest rate risk, as discussed below.

Liquidity risk

Ultimate responsibility for liquidity risk management rests with the Board of directors, which has built a liquidity risk management framework for the management of the Group’s short and long-term funding and liquidity management requirements. The Group manages liquidity risk by a combination of maintaining adequate reserves, banking facilities and reserve borrowing facilities (Note 15) by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The Group cultivates relationships with specific lenders and continually monitors its funding needs together with these lenders. The Group manages the majority of its long term financing on a project-by-project basis. Such financing is arranged as required to support the Group’s operations and growth.

As of December 31, 2011, the Group presents working capital deficiency in the amount of US$1,090,080 (US$707,727 in 2010), mainly as a result of investments during the last 2 years in onshore and offshore rigs and drillship equipment. The Group’s strategy in relation to this working capital deficiency is described in Note 1.

QGOG Constellation S.A.

The following table details the Group’s liquidity analysis for its non-derivative financial liabilities and related derivative financial instruments. The table has been drawn up based on the undiscounted contractual cash inflows and outflows for the financial instruments. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves at the end of the reporting period:

Period	Loans and financing	Derivatives	Trade payables	Related parties	Total

2012	805,950	45,613	27,900	4,278	883,741
2013	392,665	49,045	—	—	441,710
2014	439,295	30,822	—	—	470,117
2015	353,726	14,879	—	—	368,605
2016	256,949	5,595	—	—	262,544
2017	305,921	(185)	—	—	305,736
After 2017	178,436	(1,695)	—	288,801	465,542

Total	2,732,942	144,074	27,900	293,079	3,197,995

Credit risk

Credit risk refers to the risk that counter-party will default on its contractual obligations resulting in financial loss to the Group. Financial instruments that potentially subject the Group to concentrations of credit risk are primarily cash and cash equivalents, trade receivables and receivables from related parties. It is the Group’s practice to place its cash and cash equivalents in time deposits at commercial banks with high credit ratings or at mutual funds, which invest exclusively in high quality money market instruments. The Group limits the amount of exposure to any one institution to minimize its exposure to credit risk.

The Group has a concentration of trade receivables with Petrobras, which is the Group’s main customer. Management considers that the credit risk arising from this concentration is minimal as Petrobras is rated as Investment Grade by rating agencies, is a government controlled entity with a history of full payment, and of being respectful of contractual rights.

Interest rate risk

The Group is exposed to interest rate risk because entities in the Group borrow funds at both fixed and floating interest rates. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of interest rate swap contracts. The Group is exposed to fluctuations in US$ LIBOR interest rates charged on its loans and financings as reported in Note 15. As discussed in Note 18, the Group manages this interest rate risk by taking out variable-to-fixed interest rate swaps. As a result of the swaps in place at the balance sheet date, the Group’s exposure to changes in interest rate expense as a result of fluctuations in US$ LIBOR is in respect of changes in fair values of the respective interest rate swaps. As discussed in Note 18, these interest rates swaps are held at fair value in the balance sheet. The fair value of these instruments is affected by factors including market expectations for future changes to US$ LIBOR. Changes to these expectations affect the value of the swaps of the Group and its subsidiaries, producing effects in the statement of operations unless such changes are capitalized.

QGOG Constellation S.A.

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period and considers the effects of an increase or decrease of 0.1 basis point on outstanding loans and financing and the effects of either an increase or a decrease of 0.1 basis point in the interest curve (Libor), and its impacts in the swaps mark to market on the date of the combined financial statements. For floating rate liabilities (US$ LIBOR + spread), the analysis is prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year. A 0.1 basis point increase or decrease in US$ LIBOR is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If the US$ LIBOR had been 0.1 basis point higher/lower and all other variables were held constant, the Group’s:

•

Loss for the year ended December 31, 2011 would decrease/increase by US$569 (2010: decrease/increase by US$79 and 2009: decrease/increase by US$324). This mainly attributable to the Group’s exposure to interest rates on its variable rate borrowings (US$ LIBOR plus spread); and

•	Other comprehensive loss for the year ended December 31, 2011 would decrease/increase by US$50, mainly as a result of the changes in the fair value of the cash flow hedges.

d)	Capital management

The Group manages its capital structure, which consists of the relation between financial debt and shareholders’ equity, as follows:

	2011	2010

Loans and financings (a)	2,440,522	2,006,349
Cash transactions (b)	(353,935)	(122,447)

Net debt	2,086,587	1,883,902

Shareholders’ equity(c)	1,122,436	1,226,977

Net debt ratio	65%	61%

(a)	Consider all loans and financings.
(b)	Includes cash and cash equivalents, short-term investments and restricted cash destined to settle debt.
(c)	Includes all shareholders’ equity accounts managed as capital.

QGOG Constellation S.A.

26.	INSURANCE

As at December 31, 2011 and 2010, major assets or interests covered by insurance and respective amounts are summarized below:

	December 31,
	2011	2010

Civil liability	1,401,324	1,066,000
Operating risks	4,086,175	2,332,500
Operational headquarter and others	8,930	74

The Group has insurance coverage for assets subject to risks in amounts considered sufficient by Management to cover possible losses, considering the nature of its activities.

27.	PENSION PLAN

The Group, through its subsidiary QGOG, offers a private defined contribution pension plan to all employees and management. Under the plan, up to 12% of the monthly salary is contributed by the employee and up to 6.5% by the employer, according to their level of seniority. The plan is managed by Bradesco Vida e Previdência under two regimes: progressive and regressive. When employees choose to abandon the plan before the end of payments, the contributions still payable are reduced to the amount already paid by QGOG. The QGOG’s only obligation to the Pension Plan is to make its specified contributions.

The amount of US$1,465 for the year ended December 31, 2011 (US$898 in 2010) recognized in the account “Payroll and related taxes”, refers to contributions payable by QGOG at rates specified by the rules of these plans.

28.	ADDITIONAL INFORMATION ON CASH FLOWS

	2011	2010	2009
Non-cash investing activities:
Recognition of accrued costs of drilling rigs and drillships under construction	652,890	—	53,614
Borrowing costs capitalized	27,942	21,516	170,245
Other	(1,072)	453	670

	679,760	21,969	224,529

QGOG Constellation S.A.

29.	SUBSEQUENT EVENTS

New partnership with Petrobras and Sete Brasil

On August 3, 2012, Angra signed three shareholders agreements to acquire a 15% equity interest in three special purpose companies, each one owning an ultra-deepwater semi-submersible rig (Urca, Bracuhy and Mangaratiba) in partnership with Sete Brasil. In the same day, the partnership signed charter agreements of these assets with Petrobras. These three ultra-deepwater semi-submersible offshore rigs are expected to be delivered in 2016, 2018 and 2019, respectively. QGOG will be the sole operator of these rigs.

FPSO Cidade de Ilhabela

On March 20, 2012, Arazi and Lancaster, Constellation’s subsidiaries, signed a shareholders’ agreement with SBM and Mitsubishi Corporation, in order to create Guara Norte S.à.r.l. (“Guara Norte”) and Guara Norte Operações Marítimas Limitada (“Guara Norte Operações Marítimas”). These entities will respectively charter and operate the FPSO Cidade de Ilhabela for Petrobras with an expected date for the start of the operations in third quarter of 2014.

The Group has a participation of 12.75% in these entities and has the right to acquire an additional interest of 12.75% from SBM within fifteen days of the final acceptance of the FPSO, based on the capital invested by SBM plus interest of 8% p.a.

On March 30, 2012, the charter and operate contracts were signed with Petrobras for 20 years, and the Group will jointly-operate with SBM.

On August 1, 2012, the Company and its partners SBM Holding Inc. and Mitsubishi Corporation, signed a loan of US$1.05 billion in order to finance the construction of the FPSO Cidade de Ilhabela which is being converted in Guangzhou, China, and will come to Brazil to complete the construction and the integration of modules before the start of operations.

QGOG Constellation S.A.

The loan agreement was structured as a Limited Recourse Project Finance and will be repaid over a period of 10 years, starting at the first oil date, which is expected to be in September 2014. The contract will benefit from a competitive package of conditions obtained through a group of international commercial banks. The facility was negotiated so as to allow additional banks the option of contributing to the operation, up to a maximum amount of US$1.2 billion.

Project Finance of Amaralina and Laguna

The Project Financing was signed on March 27, 2012 and the first tranche in the total amount of US$ 203,413 was disbursed on May 31, 2012

On May 31, 2012 and on June 27, 2012 the first and second tranches were disbursed in the total amount of US$ 203,413 and US$ 323,527, respectively.

Amaralina Star had its construction concluded in July 2012 in partnership with Alperton Capital Limited (“Delba”) as described in Note 10, and is currently in transit from the shipyard in South Korea to Brazil, where it will operate. Amaralina Star is expected to start its operations in the last quarter of 2012.

The payments for the construction of Amaralina Star drillship was made on July 2, 2012 in the amount of US$427,636.

Corporate Reorganization

On May 2, 2012, the first stage of corporate reorganization was concluded. As part of the first stage, the shareholders of Constellation contributed their shares to QGOG Constellation in exchange of shares in the same proportion such shareholder held in Constellation. The final stage of the corporate reorganization is subject to the approval of certain of creditors and it is expected to be concluded in the third quarter of 2012. Additional information is described in Note 1.

Samsung Letter of Intent

On August 15, 2012, the Company executed a letter of intent with Samsung, which provides an option to enter into two EPC contracts by November, 15 2012 for the construction and delivery of two ultra-deepwater drillships to be delivered by December 2014 and March 2015, respectively. The Company has the right to extend the date on which it enters into the second of the EPC contracts by a period of up to one month, so long as the Company enter into the first EPC contract by November 15, 2012.

30.	APPROVAL OF THE RESTATED COMBINED FINANCIAL STATEMENTS

The restated combined financial statements were approved by the Board of directors and authorized for issue on August 23, 2012.

QGOG Constellation S.A.

31.	RESTATEMENT OF PREVIOUSLY ISSUED COMBINED FINANCIAL STATEMENTS

Subsequent to the issue of the Company’s combined financial statement on June 13, 2012, the Company determined that its policy for the recognition of mobilization revenues and costs was not in accordance with IAS 11, paragraph 8 and 9. Consequently, the Company restated its combined financial statements to defer mobilization revenues and costs over the period that the related charter and operation services are rendered. Following are the impacts of this restatement on the previously reported amounts for the respective periods:

	For the year ended December 31,
	2011		2010		2009
	Previously reported	As restated	Previously reported	As restated	Previously reported	As restated

Net operating revenue	617,495	586,331	362,065	346,765	172,463	156,558
Costs of services	(478,497)	(466,146)	(277,906)	(264,454)	(153,257)	(141,186)
Gross profit	138,998	120,185	84,159	82,311	19,206	15,372

Loss for the year	(24,711)	(43,524)	(43,480)	(45,328)	(40,843)	(44,677)
Total comprehensive loss	(80,165)	(98,978)	(41,226)	(43,074)	(19,720)	(23,554)
Basic and diluted loss per share	(0.38)	(0.71)	(0.78)	(0.81)	(0.73)	(0.80)

	As of December 31,
	2011		2010
	Previously reported	As restated	Previously reported	As restated

Deferred mobilization costs - current assets	—	7,962	—	5,094
Deferred taxes over mobilization revenue - current assets	—	163	—	23
Current assets	499,488	507,713	288,970	294,087

Deferred mobilization costs - noncurrent assets	—	29,912	—	20,429
Deferred taxes over mobilization revenue - noncurrent assets	—	365	—	10
Noncurrent assets	4,196,111	4,226,388	3,364,004	3,384,443
Total assets	4,695,699	4,734,101	3,652,974	3,678,530

Deferred mobilization revenue - current liabilities	—	13,801	—	6,422
Current liabilities	1,583,992	1,597,793	995,392	1,001,814

Deferred mobilization revenue - noncurrent liabilities	—	49,871	—	25,591
Noncurrent liabilities	1,964,001	2,013,872	1,424,148	1,449,739
Total liabilities	3,547,993	3,611,665	2,419,540	2,451,553

Shareholder’s equity	1,147,706	1,122,436	1,233,434	1,226,977
Total liabilities and shareholder’s equity	4,695,699	4,734,101	3,652,974	3,678,530

Until                     , 2012 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common shares, whether or not participating in this offering, may be required to deliver a prospectus whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

            Shares

[LOGO]

QGOG Constellation S.A.

Common Stock

P R O S P E C T U S

J.P. Morgan	BofA Merrill Lynch	Itaú BBA	Credit Suisse	Bradesco BBI

                    , 2012

Part II

Information not required in prospectus

Item 6.	Indemnification of Office Holders (including Directors).

Pursuant to Luxembourg law on agency, agents are entitled to be reimbursed any advances or expenses made or incurred in the course of their duties, except in cases of fault or negligence on their part. Luxembourg law on agency is applicable to the mandate of our directors and agents. Pursuant to Luxembourg law, a company is generally liable for any violations committed by employees in the performance of their functions except where such violations are not in any way linked to the duties of the employee.

We intend to amend our articles of association to provide that directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxembourg law against liability and all expenses reasonably incurred or paid by such director or officer in connection with any claim, action, suit or proceeding in which such director or officer is involved by virtue of his or her being or having been a director or officer and against amounts paid or incurred by such director or officer in the settlement thereof.

No indemnification will be provided against any liability to us or our shareholders: (1) by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of a director or officer; (2) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in our interest; or (3) in the event of a settlement, unless approved by a court or the board of directors.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our articles of association, agreement, vote of shareholders or disinterested directors or otherwise.

We currently have and expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors for certain liabilities.

Item 7.	Recent Sales of Unregistered Securities.

The following information relates to securities we have issued or sold within the past three years that were not registered under the Securities Act, as amended, or the Securities Act. Each of these transactions was completed without registration of the relevant security under the Securities Act in reliance upon exemptions provided under the Securities Act.

On August 30, 2011, we issued 400,000 common shares to a registered agent in Luxembourg in connection with our incorporation. On August 31, 2011, the registered agent entered into a share purchase and sale agreement with certain investment vehicles wholly-owned by the Queiroz Galvão family.

As part of our corporate reorganization described in “Summary—Recent Developments—Corporate Reorganization,” we issued our common shares in exchange for shares in Constellation.

Item 8.	Exhibits and Financial Statement Schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	Financial Statement Schedules.

II-2

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the combined financial statements and related notes thereto.

Item 9.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

1.	To provide the underwriters specified in the Underwriting Agreement, at the closing, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

2.	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

3.	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-3

SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in              on this              day of     , 2012.

QGOG CONSTELLATION S.A.

By:

Name:

Title:

By:

Name:

Title:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Leduvy de Pina Gouvea Filho and Guilherme Ribeiro Vieira Lima, as attorneys-in-fact with full power of substitution, provided they act jointly, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the U.S. Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the U.S. Securities Act of 1933 of common shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the U.S. Securities Act of 1933, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the U.S. Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Leduvy de Pina Gouvea Filho	Chief Executive Officer

Guilherme Lima	Chief Financial Officer, Principal Accounting Officer

Antônio Augusto de Queiroz Galvão	Chairman of the Board

Ricardo de Queiroz Galvão	Director

Peter van Opstal	Director

Onno Bouwmeister	Director

Guilherme de Araujo Lins	Director

Puglisi & Associates	Authorized Representative in the United States

By:
Name:
Title:

Exhibit Index

Exhibit No.	Description

1.1	Form of Underwriting Agreement among QGOG Constellation S.A and the underwriters named therein*

3.1	Articles of Association of QGOG Constellation S.A.*

4.1	Indenture, dated as of July 27, 2011, among QGOG Atlantic/Alaskan Rigs Ltd., as issuer, Alaskan Star Ltd. and Star International Drilling Limited, as guarantors, Deutsche Bank Trust Company Americas, as trustee, registrar, transfer agent and paying agent, Deutsche Bank Trust Company Americas, as collateral agent, and Deutsche Bank Luxembourg S.A., as Luxembourg paying agent, transfer agent and Luxembourg Listing Agent

4.2	Indenture, dated as of November 9, 2012, among QGOG Constellation S.A., as issuer, Constellation Overseas Ltd., as guarantor, Deutsche Bank Trust Company Americas, as trustee, paying agent, transfer agent and registrar

5.1	Opinion of NautaDutilh Avocats regarding the validity of the shares being registered*

8.1	Opinion of NautaDutilh Avocats regarding certain Luxembourg tax matters*

8.2	Opinion of White & Case LLP regarding certain U.S. tax matters*

10.1	Registration Rights Agreement, dated June 15, 2010, among Constellation Overseas Ltd., CIPEF Constellation Coinvestment Fund, L.P. and CIPEF V Constellation Holding L.P.

10.2	Assignment and Assumption Agreement, dated April 30, 2012, entered into by and among Constellation Overseas Ltd., QGOG Constellation S.A., CIPEF Constellation Coinvestment Fund L.P., CIPEF V Constellation Holding L.P., Constellation Coinvestment S.à.r.l. and Constellation Holding S.à.r.l.

10.3	Credit Agreement, dated March 27, 2012, among Amaralina Star Ltd., as a borrower, Laguna Star Ltd., as a borrower, various financial institutions, as lenders, the Norwegian government, represented by The Norwegian Ministry of Trade and Industry, as lender, HSBC Bank USA, National Association, as administrative agent, and HSBC Bank USA, National Association, as collateral agent

10.4	Credit Agreement, dated March 21, 2011, among Alpha Star Equities Ltd., as borrower, the various banks and financial institutions party thereto, as lenders, and Citibank, N.A., as administrative agent and collateral agent

10.5	Project Loan Agreement, dated February 13, 2008, among Olinda Star Ltd., as borrower, the various banks and financial institutions party thereto, as lenders, and ING Bank N.V., as arranger, facility agent and security trustee

10.6	Amendment Deed No. 1, dated April 3, 2008, in relation to the Project Loan Agreement, among Olinda Star Ltd., as borrower, and ING Bank N.V., as arranger, facility agent and security trustee

10.7	Amendment Deed No. 2, dated December 3, 2010, in relation to the Project Loan Agreement, among Olinda Star Ltd., as borrower, ING Bank N.V., as facility agent, security trustee, account bank, ING Capital Markets LLC, as hedging provider, Constellation Overseas Ltd., Queiroz Galvão Óleo e Gás S.A., as sponsor, Queiroz Galvão S.A., as parent sponsor and London Tower International Drilling C.V., as head charterer

10.8	Project Loan Agreement, dated July 30, 2007, among Eiffel Ridge Group C.V., as borrower, the Mimosa Finance B.V., as lender, and ING Bank N.V., as arranger, facility agent and security trustee

10.9	Bank Loan Agreement, dated July 30, 2007, among Mimosa Finance C.V., as borrower, the various banks and financial institutions party thereto, as lenders, and ING Bank N.V., as bank agent and bank trustee

10.10	Amendment Deed No. 1, dated November 26, 2009, in relation to the Project Loan Agreement and Bank Loan Agreement, among Mimosa Finance C.V., as bank borrower, Mimosa Finance B.V., ING Bank N.V., as facility agent, bank agent, bank trustee, account bank, ING Capital Markets LLC, as hedging provider, Esbelto B.V., as security trustee, Gold Star Equities Ltd., Lone Star Offshore Ltd., Constellation Overseas Ltd., Eiffel Ridge Group C.V., as project borrower, Queiroz Galvão Óleo e Gás S.A., as sponsor, Queiroz Galvão S.A., as parent sponsor, Centaurus S.à.r.l. and Becrux B.V.

10.11	Amendment Deed No. 2, dated December 3, 2010, in relation to the Project Loan Agreement and Bank Loan Agreement, among Mimosa Finance C.V., as bank borrower, ING Bank N.V., as facility agent, bank agent, bank trustee, account bank, shortfall party, ING Capital Markets LLC, as hedging provider, Esbelto B.V., as security trustee, Gold Star Equities Ltd., Lone Star Offshore Ltd., Constellation Overseas Ltd., Eiffel Ridge Group C.V., as project borrower, Queiroz Galvão Óleo e Gás S.A., as sponsor, Queiroz Galvão S.A., as parent sponsor

10.12	Mandate Agreement, dated April 19, 2012, between QGOG Constellation S.A. and Mr. Guilherme Ribeiro Vieira Lima

10.13	Mandate Agreement, dated April 19, 2012, between QGOG Constellation S.A. and Mr. Leduvy de Pina Gouvea Filho

10.14	Mandate Agreement, dated June 1, 2012, between QGOG Constellation S.A. and Ms. Claudia Mathias Bueno Hesse

21.1	List of subsidiaries of QGOG Constellation S.A.

23.1	Consent of Deloitte Touche Tohmatsu Auditores Independentes for QGOG Constellation S.A.*

23.2	Consent of Fearnley Proctor Group*

23.3	Consent of NautaDutilh Avocats (contained in Exhibit 5.1)*

23.4	Consent of NautaDutilh Avocats (contained in Exhibit 8.1)*

23.5	Consent of White & Case LLP (contained in Exhibit 8.2)*

24.1	Power of Attorney (included on the signature page of this registration statement)*

99.1	Registration Statement Confidentially Submitted on April 20, 2012

99.2	Amendment No. 1 to the Registration Statement Confidentially Submitted on June 14, 2012

99.3	Amendment No. 2 to the Registration Statement Confidentially Submitted on August 24, 2012

99.4	Amendment No. 3 to the Registration Statement Confidentially Submitted on October 8, 2012

*	To be filed by amendment.

There are numerous instruments defining the rights of holders of long-term indebtedness of QGOG Constellation S.A. and its consolidated subsidiaries, none of which authorizes securities that exceed 10% of the total assets of QGOG Constellation S.A. and its subsidiaries on a consolidated basis. QGOG Constellation S.A. hereby agrees to furnish a copy of any such agreements to the SEC upon request.